Exhibit T3E.1

SOLICITATION VERSION

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

§
In re:	§	Chapter 11
§
IHEARTMEDIA, et al.,[1]	§	Case No. 18-31274 (MI)
§
Debtors.	§	(Jointly Administered)
§

DISCLOSURE STATEMENT RELATING TO THE FOURTH AMENDED JOINT

CHAPTER 11 PLAN OF REORGANIZATION OF IHEARTMEDIA, INC. AND ITS

DEBTOR AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

Patricia B. Tomasco (TX Bar No. 01797600)	James H.M. Sprayregen, P.C.
Elizabeth C. Freeman (TX Bar No. 24009222)	Anup Sathy, P.C. (admitted pro hac vice)
Matthew D. Cavenaugh (TX Bar No. 24062656)	Brian D. Wolfe (admitted pro hac vice)
JACKSON WALKER L.L.P.	William A. Guerrieri (admitted pro hac vice)
1401 McKinney Street, Suite 1900	Benjamin M. Rhode (admitted pro hac vice)
Houston, Texas 77010	KIRKLAND & ELLIS LLP
Telephone: (713) 752-4200	KIRKLAND & ELLIS INTERNATIONAL LLP
Facsimile: (713) 752-4221	300 North LaSalle Street
Email: ptomasco@jw.com	Chicago, Illinois 60654
efreeman@jw.com	Telephone: (312) 862-2000
mcavenaugh@jw.com	Facsimile: (312) 862-2200
Email: james.sprayregen@kirkland.com
Co-Counsel to the Debtors and	anup.sathy@kirkland.com
Debtors in Possession	brian.wolfe@kirkland.com
will.guerrieri@kirkland.com
benjamin.rhode@kirkland.com

-and-

Christopher J. Marcus, P.C. (admitted pro hac vice)
KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800
Facsimile: (212) 446-4900
Email: christopher.marcus@kirkland.com

Co-Counsel to the Debtors and Debtors in Possession

[1]

Due to the large number of Debtors in these Chapter 11 Cases, for which joint administration has been granted, a complete list of the Debtors and the last four digits of their tax identification, registration, or like numbers is not provided herein. A complete list of such information may be obtained on the website of the Debtors’ claims, noticing, and solicitation agent at https://cases.primeclerk.com/iheartmedia. The location of Debtor iHeartMedia, Inc.’s principal place of business and the Debtors’ service address is: 20880 Stone Oak Parkway, San Antonio, Texas 78258.

IMPORTANT INFORMATION ABOUT THIS DISCLOSURE STATEMENT

THE DEADLINE TO VOTE ON THE PLAN IS

November 9, 2018, AT 5:00 p.m. (prevailing Central Time)

FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE ACTUALLY RECEIVED BY

PRIME CLERK BEFORE THE VOTING DEADLINE AS DESCRIBED HEREIN.

The Debtors are providing the information in this Disclosure Statement to Holders of Claims and Interests entitled to vote for purposes of soliciting votes to accept or reject the Fourth Amended Joint Chapter 11 Plan of iHeartMedia, Inc. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code. Nothing in this Disclosure Statement may be relied upon or used by any Entity for any other purpose. Before deciding whether to vote for or against the Plan, each Holder entitled to vote should carefully consider all of the information in this Disclosure Statement, including the risk factors described in Article IX herein.

The Plan is supported by the Debtors and certain parties in interest that have executed the Restructuring Support Agreement, including Holders of approximately 82 percent of Term Loan Credit Agreement Claims, Holders of approximately 70 percent of PGN Claims, and Holders of approximately 73 percent of 2021 Notes Claims/ Legacy Notes Claims, as well as certain Holders of the Debtors’ equity interests. The Debtors urge Holders of Claims or Interests whose votes are being solicited to vote to accept the Plan.

The Plan is not currently supported by the Committee. Included in the solicitation materials is a letter from the Committee (the “Committee Letter”) describing the Committee’s position with respect to the Plan. For the reasons set forth in the Committee Letter, the Committee recommends that Holders of General Unsecured Claims vote to reject the Plan.

The Debtors urge each Holder of a Claim or Interest entitled to vote on the Plan to consult with its own advisors with respect to any legal, financial, securities, tax, or business advice in reviewing this Disclosure Statement, the Plan, and the proposed Restructuring Transactions contemplated thereby. Furthermore, the Bankruptcy Court’s approval of the adequacy of the information contained in this Disclosure Statement does not constitute a guarantee by the Bankruptcy Court of the accuracy or completeness of the information contained herein, an endorsement by the Bankruptcy Court of the merits of the Plan, or the Bankruptcy Court’s approval of the Plan.

This Disclosure Statement contains, among other things, summaries of the Plan, financial information and documents annexed to this Disclosure Statement, certain statutory provisions, and certain anticipated events in the Chapter 11 Cases. Although the Debtors believe that these summaries are fair and accurate, these summaries are qualified in their entirety to the extent that they do not set forth the entire text of such documents or statutory provisions or every detail of such anticipated events. In the event of any inconsistency or discrepancy between a description in this Disclosure Statement and the terms and provisions of the Plan or any other documents incorporated herein by reference, the Plan or such other documents will govern for all purposes. Factual information contained in this Disclosure Statement has been provided by the Debtors’ management except where otherwise specifically noted. The Debtors do not represent or warrant that the information contained herein or attached hereto is without any material inaccuracy or omission.

In preparing this Disclosure Statement, the Debtors relied on financial data derived from the Debtors’ books and records and on various assumptions regarding the Debtors’ businesses. Although the Debtors believe that such financial information fairly reflects the financial condition of the Debtors as of the date hereof and that the assumptions regarding future events reflect reasonable business judgments, no representations or warranties are made as to the accuracy of the financial information contained herein or assumptions regarding the Debtors’ businesses and their future results and operations. The Debtors expressly caution readers not to place undue reliance on any forward-looking statements contained herein.

This Disclosure Statement does not constitute, and may not be construed as, an admission of fact, liability, stipulation, or waiver. The Debtors or any other authorized party may seek to investigate, file, and prosecute Claims and may object to Claims after the Confirmation or Effective Date of the Plan irrespective of whether this Disclosure Statement identifies any such Claims or objections to Claims.

The Debtors are making the statements and providing the financial information contained in this Disclosure Statement as of the date hereof, unless otherwise specifically noted. Although the Debtors may subsequently update the information in this Disclosure Statement, the Debtors have no affirmative duty to do so, and expressly disclaim any duty to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. Holders of Claims or Interests reviewing this Disclosure Statement should not infer that, at the time of their review, the facts set forth herein have not changed since this Disclosure Statement was filed. Information contained herein is subject to completion, modification, or amendment. The Debtors reserve the right to file an amended or modified plan and related disclosure statement from time to time.

The Debtors have not authorized any entity to give any information about or concerning the Plan other than that which is contained in this Disclosure Statement. The Debtors have not authorized any representations concerning the Debtors or the value of their property other than as set forth in this Disclosure Statement.

If the Plan is confirmed by the Bankruptcy Court and the Effective Date occurs, all Holders of Claims or Interests (including those Holders of Claims or Interests who do not submit ballots to accept or reject the Plan, who vote to reject the Plan, or who are not entitled to vote on the Plan) will be bound by the terms of the Plan and the Restructuring Transactions contemplated thereby.

The Confirmation and effectiveness of the Plan are subject to certain material conditions precedent described herein and set forth in Article IX of the Plan. There is no assurance that the Plan will be confirmed, or if confirmed, that the conditions that are required for the Effective Date to occur, pursuant to the Plan, will be satisfied (or waived).

This Disclosure Statement has been prepared in accordance with section 1125 of the Bankruptcy Code and Bankruptcy Rule 3016(b) and is not necessarily prepared in accordance with federal or state securities laws or other similar laws. This Disclosure Statement has not been approved or disapproved by the SEC or any similar federal, state, local, or foreign regulatory agency, nor has the SEC or any other agency passed upon the accuracy or adequacy of the statements contained in this Disclosure Statement.

The Debtors have sought to ensure the accuracy of the financial information provided in this Disclosure Statement; however, the financial information contained in this Disclosure Statement or incorporated herein by reference has not been, and will not be, audited or reviewed by the Debtors’ independent auditors unless explicitly provided otherwise.

Upon Consummation of the Plan, certain of the Securities described in this Disclosure Statement will be issued without registration under the Securities Act of 1933, 15 U.S.C. §§ 77a–77aa, together with the rules and regulations promulgated thereunder (the “Securities Act”), or similar federal, state, local, or foreign laws, in reliance on the exemption set forth in section 1145 of the Bankruptcy Code. Other Securities may be issued pursuant to other applicable exemptions under the federal securities laws. To the extent exemptions from registration under section 1145 of the Bankruptcy Code or applicable federal securities law do not apply, the Securities may not be offered or sold except pursuant to a valid exemption or upon registration under the Securities Act.

The Debtors make statements in this Disclosure Statement that are considered forward-looking statements under federal securities laws. The Debtors consider all statements regarding anticipated or future matters to be forward-looking statements. Forward-looking statements may include statements about:

•	business strategy;

•	technology;

•	financial condition, revenues, cash flows, and expenses;

•	levels of indebtedness, liquidity, and compliance with debt covenants;

•	financial strategy, budget, projections, and operating results;

•	the popularity of radio and other forms of media as broadcasting and advertising mediums;

•	future demand for media broadcasting services and changing consumer tastes;

•	the Debtors’ ability to renew their FCC broadcast licenses;

•	the amount, nature, and timing of capital expenditures;

•	availability and terms of capital;

•	successful results from the Debtors’ operations;

•	the integration and benefits of asset and property acquisitions or the effects of asset and property acquisitions or dispositions on the Debtors’ cash position and levels of indebtedness;

•	costs of conducting the Debtors’ other operations;

•	general economic and business conditions;

•	effectiveness of the Debtors’ risk management activities;

•	counterparty credit risk;

•	the outcome of pending and future litigation;

•	governmental regulation and taxation of the media broadcasting industry;

•	uncertainty regarding the Debtors’ future operating results;

•	plans, objectives, and expectations;

•	the adequacy of the Debtors’ capital resources and liquidity;

•	risks in connection with acquisitions;

•	the potential adoption of new governmental regulations; and

•	the Debtors’ ability to satisfy future cash obligations.

Statements concerning these and other matters are not guarantees of the Reorganized Debtors’ future performance. There are risks, uncertainties, and other important factors that could cause the Reorganized Debtors’ actual performance or achievements to be different from those they may project, and the Debtors undertake no obligation to update the projections made herein. These risks, uncertainties, and factors may include the following:

•	the risks and uncertainties associated with the Chapter 11 Cases;

•	the Debtors’ ability to generate sufficient cash from operations to fund their current and future operations;

•	the Debtors’ ability to propose and implement a business plan;

•	the Debtors’ ability to pursue their business strategies during the Chapter 11 Cases;

•	the diversion of management’s attention as a result of the Chapter 11 Cases;

•	increased levels of employee attrition as a result of the Chapter 11 Cases;

•	the impact of a protracted restructuring on the Debtors’ business;

•	the Debtors’ ability to obtain sufficient exit financing to emerge from chapter 11 and operate successfully;

•	the Debtors’ ability to obtain Confirmation or Consummation of the Plan;

•	volatility of the Debtors’ financial results as a result of the Chapter 11 Cases;

•	the Debtors’ inability to predict their long-term liquidity requirements and the adequacy of their capital resources;

•	the availability of cash to maintain the Debtors’ operations and fund emergence costs;

•	the Debtors’ ability to continue as a going concern;

•	the impact of CCOH’s substantial indebtedness;

•	the impact of the Reorganized Debtors’ substantial indebtedness upon emergence from chapter 11, including the effect of their leverage on their financial position and earnings;

•	risks associated with weak or uncertain global economic conditions and their impact on the level of expenditures on advertising;

•

other general economic and political conditions in the United States and in other countries in which the Debtors currently do business, including those resulting from recessions, political events and acts or threats of terrorism or military conflicts;

•	industry conditions, including competition;

•	increased competition from alternative media platforms and technologies;

•	changes in labor conditions, including programming, program hosts and management;

•	fluctuations in operating costs;

•	technological changes and innovations;

•	shifts in population and other demographics;

•	the impact of future dispositions, acquisitions, and other strategic transactions;

•	legislative or regulatory requirements;

•	regulations and consumer concerns regarding privacy and data protection, and breaches of information security measures;

•	fluctuations in exchange rates and currency values; and

•	risks of doing business in foreign countries.

Further, there are risks, uncertainties, and other important factors related to the Chapter 11 Cases that may adversely impact CCOH (or its successor), post-CCOH Separation, which may include the following:

•	the impact of CCOH’s substantial indebtedness following the CCOH Separation and its need for liquidity to service its debt obligations and to fund its operations and capital expenditures;

•	the inability of CCOH (or its successor) to replace the services iHeart provides to CCOH in a timely manner or on comparable terms following the CCOH Separation;

•	potential adverse tax consequences to CCOH as a result of the CCOH Separation; and

•	potential changes to CCOH’s (or its successor’s) obligations under certain stock exchange rules as a result of the CCOH Separation.

TABLE OF CONTENTS

		Page

ARTICLE I. INTRODUCTION		1

ARTICLE II. PRELIMINARY STATEMENT		1
A.	Development of the Plan	2
B.	Plan Overview	4
C.	Summary of Value Allocation	12
D.	CCOH Separation	17
E.	Committee’s Position	17
F.	Recommendation	18

ARTICLE III. QUESTIONS AND ANSWERS REGARDING THIS DISCLOSURE STATEMENT AND PLAN		19
A.	What is chapter 11?	19
B.	Why are the Debtors sending me this Disclosure Statement?	19
C.	Am I entitled to vote on the Plan?	19
D.	What will I receive from the Debtors if the Plan is consummated?	21
E.	What will I receive from the Debtors if I hold an Allowed Administrative Claim, DIP Claim, or Priority Tax Claim?	30
F.	Are any regulatory approvals required to consummate the Plan?	32
G.	What happens to my recovery if the Plan is not confirmed or does not go effective?	32
H.	If the Plan provides that I get a distribution, do I get it upon Confirmation or when the Plan goes effective, and what is meant by “Confirmation,” “Effective Date,” and “Consummation?”	32
I.	Is there potential litigation related to the Plan?	33
J.	Will the final amount of Allowed General Unsecured Claims affect the recovery of Holders of Allowed Unsecured Claims Entitled to Vote under the Plan?	33
K.	How do I know if I hold a Convenience Claim or General Unsecured Claim in Class 7E or Class 7F and what does that mean for my Claim if I do?	34
L.	How will the preservation of certain Causes of Action affect my recovery under the Plan?	34
M.	Will there be releases and exculpation granted to parties in interest as part of the Plan?	35
N.	What is the deadline to vote on the Plan?	43
O.	How do I vote for or against the Plan?	43
P.	Why is the Bankruptcy Court holding a Confirmation Hearing?	43
Q.	When is the Confirmation Hearing set to occur?	44
R.	What is the purpose of the Confirmation Hearing?	44
S.	What is the effect of the Plan on the Debtors’ ongoing businesses?	44
T.	Who do I contact if I have additional questions with respect to this Disclosure Statement or the Plan?	44
U.	Do the Debtors recommend voting in favor of the Plan?	45
V.	Who is Committed by the Restructuring Support Agreement to Support the Plan?	45
W.	Who Does Not Support the Plan?	46

i

ARTICLE IV. THE DEBTORS’ RESTRUCTURING SUPPORT AGREEMENT AND PLAN		46
A.	Restructuring Support Agreement	46
B.	The Plan	46

ARTICLE V. THE DEBTORS’ CORPORATE HISTORY, STRUCTURE, AND BUSINESS OVERVIEW		56
A.	iHeart’s Corporate History	56
B.	iHeart’s Business Operations	57
C.	The Debtors’ Prepetition Capital Structure	60

ARTICLE VI. EVENTS LEADING TO THE CHAPTER 11 FILINGS		65
A.	Market Decline and Industry-Specific Challenges	65
B.	Reducing Costs and Other Operational Initiatives	66
C.	Broader Media Litigation	66
D.	The “Collateral Flip” Issue and Related Litigation	67
E.	Restructuring Negotiations with Stakeholders	69
F.	Appointment of Disinterested Directors and Formation of, and Evaluations by, Special Committee	69

ARTICLE VII. MATERIAL DEVELOPMENTS AND ANTICIPATED EVENTS OF THE CHAPTER 11 CASES		72
A.	Expected Timetable of the Chapter 11 Cases	72
B.	Corporate Structure upon Emergence	73
C.	First/Second Day Relief	74
D.	Other Procedural and Administrative Motions	75
E.	Appointment of Official Committee	76
F.	Motions to Assume or Reject Executory Contracts and Unexpired Leases	76
G.	Deferred Compensation Plan	77
H.	Schedules and Statements	77
I.	Establishment of a Claims Bar Date	77
J.	Plan Exclusivity.	78
K.	Litigation Matters	78
L.	Legacy Notes’ Adversary Proceeding	79
M.	The Debtors’ DIP Financing	80
N.	2018 Incentive Programs	81
O.	The Committee’s Standing Motion	82
P.	Background Regarding CCOH and the CCOH Separation	83
Q.	Clear Media Limited and International Considerations	92
R.	Potential Alternative Transactions	92

ARTICLE VIII. CERTAIN FCC CONSIDERATIONS		93
A.	Required FCC Consents	94
B.	Information Required from Prospective Stockholders of Reorganized iHeart	94
C.	Attributable Interests in Media Under FCC Rules	96
D.	FCC Foreign Ownership Restrictions for Entities Controlling Broadcast Licenses	97
E.	Media Ownership Restrictions	98

ARTICLE IX. RISK FACTORS		99
A.	Bankruptcy Law Considerations	99
B.	Risks Related to Recoveries under the Plan	103
C.	Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses	105
D.	Risks Related to the Business of CCOH (or Its Successor)	110
E.	Risks Related to Regulation	119

ARTICLE X. SOLICITATION AND VOTING PROCEDURES		122
A.	Holders of Claims or Interests Entitled to Vote on the Plan	122
B.	Voting Record Date	122
C.	Voting on the Plan	122
D.	Ballots Not Counted	123

ARTICLE XI. CONFIRMATION OF THE PLAN		123
A.	Requirements for Confirmation of the Plan	123
B.	Best Interests of Creditors/Liquidation Analysis	124
C.	Feasibility	124
D.	Acceptance by Impaired Classes	125
E.	Confirmation Without Acceptance by All Impaired Classes	125
F.	Valuation of the Debtors	126

ARTICLE XII. CERTAIN SECURITIES LAW MATTERS		127
A.	Issuance of Securities under the Plan	127
B.	Issuance of Securities Under a Private Placement Exemption	127
C.	Issuance of Securities in the CCOH/CCH Merger	128
D.	Subsequent Transfers of Securities Issued under the Plan	128

ARTICLE XIII. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN		129
A.	Introduction	129
B.	Certain U.S. Federal Income Tax Consequences to the Debtors	130
C.	Certain U.S. Federal Income Tax Consequences to the Holders of Certain Claims or Interests	135
D.	Ownership and Disposition of CCOH Interests	152
E.	Ownership and Disposition of New iHeart Common Stock	153
F.	Ownership and Disposition of Special Warrants	153
G.	Ownership and Disposition of the New Debt	154
H.	Limitation on Use of Capital Losses	157
I.	Medicare Tax on Net Investment Income	157
J.	Certain U.S. Federal Income Tax Consequences to Certain Non-U.S. Holders of Claims	157

ARTICLE XIV. RECOMMENDATION		162

Exhibit A		163

Exhibit B		164

Exhibit C		165

Exhibit D		166

Exhibit E		167

Exhibit F		168

Exhibit G	169

Exhibit H	170

Exhibit I	171

EXHIBITS

EXHIBIT A	Plan of Reorganization

EXHIBIT B	Restructuring Support Agreement

EXHIBIT C	Corporate Organization Chart

EXHIBIT D	Disclosure Statement Order

EXHIBIT E	Liquidation Analysis

EXHIBIT F	Financial Projections

EXHIBIT G	Valuation Analysis

EXHIBIT H	Material Terms of the New Debt

EXHIBIT I	Plan Allocation of Distributable Value by Debtor

v

ARTICLE I.

INTRODUCTION

iHeartMedia, Inc. (“iHM”) and its debtor affiliates, as debtors and debtors in possession (collectively, the “Debtors,” and together with iHM’s direct and indirect non-Debtor subsidiaries and affiliates, collectively, “iHeart”), submit this disclosure statement (this “Disclosure Statement”), pursuant to section 1125 of the Bankruptcy Code, to Holders of Claims against and Interests in the Debtors in connection with the solicitation of votes for acceptance of the Fourth Amended Joint Chapter 11 Plan of Reorganization of iHeartMedia, Inc. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, dated September 20, 2018 [Docket No. 1482] (as amended, supplemented, and modified from time to time, the “Plan”).2 A copy of the Plan is attached hereto as Exhibit A and incorporated herein by reference. The Plan constitutes a separate chapter 11 plan for each of the Debtors.

The Debtors and certain parties that have executed the Restructuring Support Agreement, including Holders of approximately 82 percent of Term Loan Credit Agreement Claims, Holders of approximately 70 percent of PGN Claims, and Holders of approximately 73 percent of 2021 Notes Claims/Legacy Notes Claims, as well as certain Holders of the Debtors’ equity interests, support confirmation of the Plan.3 The Debtors believe that the compromises contemplated under the Plan are fair and equitable, maximize the value of the Debtors’ Estates, and provide the best recovery to stakeholders under the circumstances. At this time, the Debtors believe the Plan represents the best available option for completing the Chapter 11 Cases. The Debtors strongly recommend that you vote to accept the Plan.

The 2021 Notes Trustee also supports confirmation of the Plan. The 2021 Notes Trustee is not aware of having received correspondence from any Holders of 2021 Notes Claims that intend to object to the Plan and is aware that Holders of approximately 87.0% of 2021 Notes Claims have executed the Restructuring Support Agreement.

The Committee does not believe that the compromises set forth in the Plan are fair and equitable to Holders of General Unsecured Claims and, accordingly, the Committee does not support the Plan.

ARTICLE II.

PRELIMINARY STATEMENT

The proposed Plan achieves a value-maximizing restructuring that comprehensively addresses the Debtors’ funded debt obligations and positions their businesses for continued growth and long-term success. As a result of extensive negotiations with groups representing their primary stakeholders, the Debtors entered into a restructuring support agreement (the “Restructuring Support Agreement”) on March 16, 2018.4 As a result, the transactions embodied by the Plan enjoy the support of Holders of nearly

[2]

Capitalized terms used but not otherwise defined in this Disclosure Statement shall have the meaning ascribed to such terms in the Plan. The summary of the Plan provided herein is qualified in its entirety by reference to the Plan. In the case of any inconsistency between this Disclosure Statement and the Plan, the Plan will govern.

[3]

The percentages of Consenting Stakeholders supporting the Plan include the outstanding indebtedness held by the Debtors and their Affiliates (i.e., the Intercompany Notes Claims), which includes, as of the Petition Date, (a) $57.1 million in principal of 5.50% Legacy Notes, (b) $180.8 million in principal of Exchange 11.25% PGNs, and (c) $453.9 million in principal amount of 2021 Notes.

[4]	A copy of the Restructuring Support Agreement is attached hereto as Exhibit B.

$12 billion of outstanding debt obligations across the Debtors’ capital structure (including outstanding indebtedness held by the Debtors and their Affiliates), as well as the Debtors’ equity sponsors (who also hold a significant amount of the Debtors’ outstanding funded debt). The Plan will reduce the Debtors’ funded debt by nearly two-thirds—a reduction of approximately $10.3 billion—and will result in the separation of the iHeart business and CCOH businesses through either a Tax-Free Separation or a Taxable Separation (the “CCOH Separation”). The broad consensus embodied in the Restructuring Support Agreement provides a sound foundation for the Debtors’ Chapter 11 Cases to proceed in an efficient, cost-effective, and value-maximizing manner.

A.	Development of the Plan

The Debtors commenced the Chapter 11 Cases with a balance sheet that carried approximately $16 billion of funded debt.5 In 2017 alone, this funded debt required payment of approximately $1.4 billion of cash interest compared to $3.6 billion of revenue. Although the Debtors’ businesses remain operationally strong and cash-flow positive, they simply could not continue to service a capital structure with approximately $16 billion of funded debt. Therefore, materially deleveraging this capital structure became critical to maximizing the value of the Debtors’ businesses going forward.

To address their burdensome balance sheet, in 2016, the Debtors began to extensively engage with the principals and advisors of an ad hoc group of Holders of the Debtors’ Term Loan Credit Agreement Claims and PGN Claims (collectively, the “Senior Creditors”) represented by Jones Day (as counsel) and PJT Partners (as financial advisor) (the “Term Loan/PGN Group”).6 While global exchange offers launched by the Debtors in March 2017 did not gain traction with creditors, negotiations regarding alternative restructuring transactions did progress significantly in late 2017 and early 2018. Discussions with the Term Loan/PGN Group intensified and eventually expanded to include representatives from all segments of the Debtors’ capital structure, including the 2021 Notes, Legacy Notes, and equity sponsors (collectively, the “Junior Stakeholders”). As set forth in a series of proposals and counter-proposals that were disclosed in July 2017, October 2017, November 2017, February 2018, and March 2018, the Debtors and their stakeholders made meaningful progress on the terms of a comprehensive restructuring of the Debtors’ businesses.

One hurdle that took significant time and effort for the Debtors to overcome during negotiations was the amount of value—debt and/or equity—that would be distributed to Junior Stakeholders in a restructuring and how it would be allocated among the Junior Stakeholders. Under all proposals, stakeholders recognized that the Senior Creditors were entitled to a significant portion of the value of the Debtors’ businesses, but agreement on the value to be distributed to, and allocated among, the Junior Stakeholders remained elusive. This issue was ultimately resolved just prior to the commencement of the Chapter 11 Cases, when the terms of the Restructuring Support Agreement were agreed upon, garnering support from Holders of nearly $12 billion of the Debtors’ outstanding indebtedness, including Holders of approximately 73 percent of the 2021 Notes Claims/Legacy Notes Claims.

[5]

As discussed herein, there is approximately $5.3 billion of funded debt at Clear Channel Outdoor Holdings, Inc. (“CCOH”) and CCOH’s subsidiaries that is not included in the funded debt amount above. The Debtors directly or indirectly own approximately 89.5 percent of the shares of common stock in CCOH (with the remainder publicly-traded on the New York Stock Exchange). CCOH and its subsidiaries are not Debtors in the Chapter 11 Cases.

[6]

As discussed in Article VI.C herein, this engagement followed the commencement of litigation in March 2016 by the Debtors against the Term Loan/PGN Group regarding a dispute about the appropriateness of a transfer of certain shares of CCOH from a Debtor to Broader Media, LLC (an unrestricted subsidiary under the Debtors’ Term Loan Credit Agreement and PGN indentures).

Although approximately $12 billion of the Debtors’ $16 billion capital structure affirmatively supports the transactions set forth pursuant to the Plan, the Committee, the Legacy Notes Trustee, and certain Holders of Legacy Notes do not. Though the Debtors made efforts to include an ad hoc group of Holders of Legacy Notes Claims (the “Legacy Noteholder Group”) in negotiations leading up to the execution of the Restructuring Support Agreement, the Legacy Noteholder Group’s demands for their support of the restructuring exceeded the value that other stakeholders were willing to provide. Among other things, the Legacy Noteholder Group asserts that they should receive an increased recovery due to their assertion of rights under an “equal and ratable” provision in the Legacy Notes Indenture that they argue prohibited iHeart from granting a security interest to any party in certain specific collateral without also providing equal and ratable liens securing any outstanding Legacy Notes when the outstanding amount of Legacy Notes fell below $500 million. As further described in Article VI.D of this Disclosure Statement, the Legacy Noteholder Group contends that such condition has been met and the Legacy Notes are therefore entitled to liens on certain Springing Collateral (as defined below) that are equal and ratable with certain of the Debtors’ secured debt. Following the commencement of the Chapter 11 Cases, as described in Article VII.L of this Disclosure Statement, the Legacy Notes Trustee filed an adversary proceeding alleging that iHeartCommunications, Inc. and certain of its direct and indirect Debtor subsidiaries violated this negative covenant in the Legacy Notes Indenture, which adversary proceeding remains ongoing with trial presently scheduled to commence on October 24, 2018.

Since the execution of the Restructuring Support Agreement and the filing of the Chapter 11 Cases, and building on the foundation provided by the Restructuring Support Agreement, the Debtors have worked with their key stakeholders to develop the Plan.

On April 28, 2018, the Debtors filed an initial version of the chapter 11 plan [Docket No. 551] (the “Old Plan”) in order to comply with milestones under the Restructuring Support Agreement. In the Restructuring Support Agreement and Old Plan, the Debtors intentionally left recoveries for Holders of General Unsecured Claims blank because negotiations among the Debtors and their stakeholders regarding such treatment remained ongoing or had yet to meaningfully begin (in the case of the Committee).

On July 10, 2018, the Committee filed the Amended Committee Standing Motion (as defined herein), seeking standing to commence, prosecute, and/or settle certain causes of action on behalf of the Debtors’ Estates against the agents and trustees under the Term Loan Credit Agreement and PGNs and other related parties. Such causes of action include claims challenging (a) certain guarantees provided by the Debtors as constructive fraudulent conveyances, and (b) Liens securing certain of the collateral of the Holders of Term Loan / PGN Claims and certain obligations related thereto. On July 10, 2018, the Legacy Notes Trustee filed a Joinder (as defined herein) to the Amended Committee Standing Motion. The Amended Committee Standing Motion is more particularly described in Article VII.O of this Disclosure Statement. On August 8, 2018, the Bankruptcy Court entered the Order Abating Standing Motion [Docket No. 1236], (a) abating the Amended Committee Standing Motion, along with all joinders and responses to the same, and (b) setting forth that the Order Abating Standing Motion may be terminated on motion, for good cause shown.

The Debtors chose, in light of their analysis of the consequences of the Amended Committee Standing Motion, to engage with the groups that represent the defendants under the Disputed Committee Claims (as defined herein) asserted pursuant to the Amended Committee Standing Motion to discuss modifications to the Old Plan. Ultimately, the Debtors were able to convince these stakeholders to amend the Old Plan to incorporate certain settlements that would: (a) give the parties that would benefit from the Disputed Committee Claims the economic value that they would receive if the Committee were successful on the Disputed Committee Claims; (b) maintain the substantial consensus in support of the Debtors’ Old Plan; and (c) avoid the significant costs and delay of the litigation. Such efforts culminated in the filing of an amended Plan on August 5, 2018. The amended Plan balances the competing interests of various creditor groups in a way that maximizes Estate value and gives the Committee the very benefit of the economics they are seeking standing to achieve. The Committee disputes the foregoing. See Articles II.E and VII.O of this Disclosure Statement.

Although the Restructuring Support Agreement and the filing of the Plan is a key step in the Debtors’ restructuring process, the Debtors take seriously their role as fiduciary and will continue to assist the Committee with its diligence efforts and work to ultimately gain the Committee’s support of the Plan. Importantly, the Restructuring Support Agreement does not require the Debtors to take any actions or refrain from taking any actions to the extent that doing so would be inconsistent with their fiduciary duties. The Debtors are therefore focused on continuing to engage with the Committee, the Legacy Noteholder Group, and all of the Debtors’ other stakeholders (including those that did not sign the Restructuring Support Agreement) to possibly obtain broader support for the Plan.

B.	Plan Overview

As a broad overview, the Plan provides for a global compromise and settlement of all Claims, Interests, Causes of Action, and controversies released, settled, compromised, discharged, or otherwise resolved pursuant to the Plan. The Plan contemplates that the iHeart business and CCOH businesses will be separated through either a Tax-Free Separation or a Taxable Separation. Reorganized iHeart7 will emerge from chapter 11 with New Debt of $5.75 billion, some or all of which will be secured by substantially all assets of Reorganized iHeart and some of which may be unsecured. The material terms of the New Debt are set forth on Exhibit H attached hereto. In addition, Reorganized iHeart will have access to a new ABL facility that will, among other things, provide working capital and fund distributions under the Plan.

Under the Plan, Holders of Allowed iHC 2021 / Legacy Notes Claims will receive their Pro Rata share of $200 million of the New Debt and 5.0 percent of the equity in Reorganized iHeart (or 5.0 percent of the beneficial interests in the FCC Trust if the FCC Trust is utilized as described in the Plan). In addition, Holders of Allowed iHeart Interests will receive their share of 1.0 percent of the equity in Reorganized iHeart (or 1.0 percent of the beneficial interests in the FCC Trust if the FCC Trust is utilized as described in the Plan).8

The Senior Creditors will receive the following distributions under the Plan, which the Debtors believe is commensurate with the approximately $2 billion of value that the Debtors ascribe to the Non-Principal Property (as defined below) securing such Allowed Claims of the Senior Creditors, which value has been adjusted to take into account the effect of the Disputed Committee Claims raised by the Committee in the Amended Committee Standing Motion (as defined below). The following distributions, in the aggregate, comprise $1,386 million of New Debt, 23.47 percent of the equity in Reorganized iHeart (or 23.47 percent of the beneficial interests in the FCC Trust), and any Excess Cash.

[7]	“Reorganized iHeart” means the business that results following the restructuring of iHeart after the separation of CCOH, pursuant to the Chapter 11 Cases.
[8]	All distributions of equity under the Plan described in this Disclosure Statement are subject to dilution by the Post-Emergence Equity Incentive Program.

•	Excess Cash Recovery. Holders of Allowed Secured Term Loan Credit Agreement Claims and Allowed Secured PGN Claims will receive their Pro Rata share of any Excess Cash (the “Excess Cash Recovery”).[9]

•

Non-Exchange Debt/Equity Base Recovery. In addition to the Excess Cash Recovery, Holders of Allowed Secured Term Loan Credit Agreement Claims and Allowed Secured PGN Claims (other than Exchange 11.25% PGN Claims) will receive their Pro Rata share of approximately $1,133 million of New Debt and 19.19 percent of the equity in Reorganized iHeart[10] (or 19.20 percent of the beneficial interests in the FCC Trust) (the “Non-Exchange Debt/Equity Base Recovery”).

•

Non-Exchange Debt/Equity Supplemental Recovery. In addition to both the Excess Cash Recovery and Non-Exchange Debt/Equity Base Recovery, Holders of Allowed Secured Term Loan / 2019 PGN Claims will receive their Pro Rata share of $131 million of New Debt and 2.21 percent of the equity in Reorganized iHeart (or 2.21 percent of the beneficial interests in the FCC Trust) (the “Non-Exchange Debt/Equity Supplemental Recovery”).

•

Exchange Debt/Equity Recovery. In addition to the Excess Cash Recovery, Holders of Allowed Secured Exchange 11.25% PGN Claims will receive their Pro Rata share of approximately $122 million of New Debt and 2.07 percent of the equity in Reorganized iHeart (or 2.07 percent of the beneficial interests in the FCC Trust) (the “Exchange Debt / Equity Recovery”).

This allocation of the value ascribed to the undisputed Non-Principal Property collateral reflects an intercreditor settlement among the Senior Creditors with respect to which tranches bear the burden of two disputed issues in the Chapter 11 Cases. First, is the issue of the value that should be ascribed to the security interests in Principal Property (as defined below) held by Holders of Term Loan / 2019 PGN Claims (between $0 and $1.30 billion of value). Under the Plan, the Debtors ascribe no value to this security interest in Principal Property; instead, the Non Exchange Debt/Equity Supplemental Recovery (approximately $200 million of value) that Holders of Allowed Term Loan / 2019 PGN Claims receive is funded from the value ascribed to the undisputed Non-Principal Property collateral. Second, is the issue of whether the guarantees provided by the Guarantor Debtors on account of the Exchange 11.25% PGN Claims (and accompanying security interests in favor of such Claims) are avoidable as constructively fraudulent transfers—an issue raised in the Amended Committee Standing Motion. Under the Plan, Holders of Allowed Exchange 11.25% PGN Claims will not receive any recovery on account of their unsecured deficiency claims against the Guarantor Debtors (other than CCH); instead, the Exchange Debt / Equity Recovery that Holders of Allowed Exchange 11.25% Claims will receive is funded from the value ascribed to the undisputed Non-Principal Property collateral, and Holders of such Allowed Claims will receive a smaller percentage share of such collateral than Holders of Allowed Claims at other tranches of Allowed Secured Term Loan / PGN Claims.

Under the Plan, Holders of Allowed Guarantor Unsecured Claims (other than Allowed Exchange 11.25% PGN Claims) at each Guarantor Debtor other than CCH and the TTWN Debtors will receive a specified portion of the remaining $4,164 million of New Debt and 70.53 percent of equity in Reorganized iHeart (or 70.53 percent of the beneficial interests in the FCC Trust). In determining the allocation of this

[9]	Based on the Financial Projections and assumptions regarding distributions pursuant to the Plan, the Debtors do not anticipate a distribution of any Excess Cash under the Plan.
[10]	These values reflect the 21.40 percent of the Remaining Distribution that such Holders of Allowed Claims receive under Articles III.C.4 and III.C.5 of the Plan.

remainder across each of the Guarantor Debtors (other than CCH and the TTWN Debtors), the Debtors took into account their estimate of an appropriate allocation of enterprise value across all Debtor entities. The chart set forth in Article III.C.12 of the Plan reflects the Debtors’ conclusion regarding a reasonable allocation of this remainder. The table below illustrates the projected equity value upon emergence:

$ millions
Preferred stock	$60
Common stock	2,947

Total equity value	$3,008

Under the Plan, each Holder of an Allowed Convenience Claim will receive an amount of Cash equal to 15 percent of its Allowed Convenience Claim. Convenience Claims include any Claim against a Debtor that is not a Non-Obligor Debtor, iHC, or a TTWN Debtor that would otherwise be a General Unsecured Claim that is (a) equal to or less than $50,000 or (b) in an amount that has been reduced to $50,000 pursuant to a Convenience Class Election made by the Holder of such Claim; provided that, where any portion(s) of a single Claim has been transferred on or after the Voting Deadline, any transferred portion(s) shall continue to be treated together with such Claim as a single Claim for purposes of determining whether such Claim qualifies as a Convenience Claim and has been reduced pursuant to a Convenience Class Election. For the avoidance of doubt, Term Loan Credit Agreement Claims, PGN Claims, 2021 Notes Claims, and Legacy Notes Claims are not Convenience Claims.

Finally, the Plan includes five additional classes of unsecured creditors, which the Plan treats as follows:

•

Holders of Allowed Guarantor Unsecured Claims against CCH will receive their Pro Rata share of 100 percent of the CCOH Interests held by the Debtors and CC Finco, LLC and Broader Media, LLC, which are non-Debtor affiliates of the Debtors (which is estimated to be approximately 89.5% of all outstanding CCOH Interests). The Plan allows the Term Loan / PGN Deficiency Claims in the full amount of such claims in this Class since the Plan does not include the value of any of CCH’s assets as part of the Secured Term Loan Credit Agreement Claims or Secured PGN Claims.

•

Holders of Allowed General Unsecured Claims against Non-Obligor Debtors and the TTWN Debtors will receive, at the option of the applicable Reorganized Debtor, payment in full in Cash or such other treatment rendering such Holder’s Allowed General Unsecured Claim Unimpaired.

•

Holders of Allowed iHC Unsecured Claims will receive payment in Cash equal to 14.44 percent of the Allowed amount of such Allowed iHC Unsecured Claim; provided that pursuant to the Plan Settlement, each Allowed Term Loan / PGN Deficiency Claim against iHC will be cancelled without any distribution on account of such Allowed Term Loan / PGN Deficiency Claim against iHC (as defined herein). The Plan allows the Term Loan / PGN Deficiency Claims in the full amount of such claims in this Class since the Plan does not include the value of any of iHC’s assets as part of the Secured Term Loan Credit Agreement Claims or Secured PGN Claims.

•

Holders of Allowed Term Loan / PGN Deficiency Claims against the TTWN Debtors will receive no recovery, and will instead be deemed satisfied by the distributions to other parties provided in Class 6, Class 7D, Class 7E, and Class 8.

•

Holders of Allowed CCOH Due From Claims will receive Cash equal to 14.44 percent of the Allowed amount of such CCOH Due From Claim. This treatment of the CCOH Due From Claims is described in detail in Article III.D below.

The following chart sets forth the aggregate, projected recoveries for (a) Holders of Allowed Term Loan Credit Agreement Claims and Allowed PGN Claims, (b) Holders of Allowed iHC 2021 / Legacy Notes Claims, and (c) Holders of Allowed CCOH Due From Claims, aggregating projected recoveries from all applicable Classes in which they are Holders of Allowed Claims.

Class	Claim	Projected Allowed Claims	New Debt	New Equity	Projected Recovery[11]	Source of Recovery
4, 7E, 7F	Term Loan Credit Agreement Claims / 2019 PGN Claims	$8,459 million	$3,591	60.82%	75.20%	New Debt, New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust), Excess Cash, and CCOH Interests
5A, 7E, 7F	Non-9.0% PGN Due 2019 Claims (other than Exchange 11.25% PGN Claims)	$4,490 million	$1,837	31.11%	72.88%	New Debt, New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust), Excess Cash, and CCOH Interests
5B, 7F	Exchange 11.25% PGN Claims	$505 million	$122	2.07%	69.99%	New Debt, New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust), Excess Cash, and CCOH Interests
6	iHC 2021 / Legacy Notes Claims	$2,954 million	$200	5.00%	14.44%[12]	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
8	CCOH Due From Claims	$1,032 million	N/A	N/A	14.44%	Cash

[11]	The Projected Recovery includes the value received under the Plan on behalf of all sources of Plan consideration, including New Debt, New iHeart Common Stock, Excess Cash, and CCOH Interests.
[12]

The projected recovery represents the aggregate projected recovery percentage for the Class as a whole before allocation of the recoveries under the Plan that would otherwise be received by Holders of Intercompany Notes Claims. After such allocation, the projected recovery to Holders of 2021 Notes Claims is 14.76 percent, and the projected recovery to Holders of Legacy Notes Claims is 13.16 percent.

The allowance, classification, and treatment of all Allowed Claims and the respective distributions and treatments under the Plan take into account the relative priority and rights of the Claims in each Class in connection with any contractual or legal rights relating thereto, including, without limitation, the rights of the ABL Agent (and/or its designees) under the Intercreditor Agreement vis a vis the Junior Secured Lenders in the event that the ABL Secured Parties are required to disgorge some or all of the Disputed Amounts for any reason (as discussed in Article VII.M of this Disclosure Statement). The Senior Creditors disagree with the ABL Agent’s position.

The following chart sets forth a projected range of recoveries, on a Debtor-by-Debtor basis, that Holders of Allowed General Unsecured Claims would receive based on estimates of projected Allowed General Unsecured Claims at each of the applicable Debtors assuming (a) a low case of projected Allowed General Unsecured Claims, and (b) a high case of projected Allowed General Unsecured Claims:

Debtor	Projected Allowed General Unsecured Claims (in thousands)	Projected Recovery (Low Case / High Case)[13]	Source of Recovery
General Unsecured Claims against Non-Obligor Debtors (Class 7A)
iHeartMedia, Inc.	$8,605	100%	Cash
iHeartMedia Capital II, LLC
General Unsecured Claims against TTWN Debtors (Class 7B)
Clear Channel Metro LLC	$1,804	100%	Cash
TTWN Networks, LLC
TTWN Media Networks, LLC
General Unsecured Claims against iHC (Class 7D)
iHeartCommunications, Inc.	$400	14.44%	Cash

[13]

Projected recoveries for Holders of Allowed General Unsecured Claims at each of the applicable Debtors range from a projected, low case recovery to a projected, high case recovery. Each such projected, low case recovery assumes a total enterprise value for Reorganized iHeart at the lowest point of the range of values set forth in the Valuation Analysis attached hereto as Exhibit G. Each such projected high case recovery assumes a total enterprise value for Reorganized iHeart at the highest point of the range of values set forth in the Valuation Analysis attached hereto as Exhibit G. Projected Allowed General Unsecured Claims do not include Term Loan / PGN Deficiency Claims.

Debtor	Projected Allowed General Unsecured Claims (in thousands)	Projected Recovery (Low Case / High Case)[13]	Source of Recovery
General Unsecured Claims against Guarantor Debtors other than CCH and the TTWN Debtors (Class 7E)
AMFM Broadcasting Licenses, LLC	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
AMFM Broadcasting, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
AMFM Operating, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
AMFM Radio Licenses, LLC	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
AMFM Texas Broadcasting, LP	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
AMFM Texas Licenses, LLC	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
AMFM Texas, LLC	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Capstar Radio Operating Company	$582	6.38 –7.53%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Capstar TX, LLC	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
CC Broadcast Holdings, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
CC Finco Holdings, LLC	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)

Debtor	Projected Allowed General Unsecured Claims (in thousands)	Projected Recovery (Low Case / High Case)[13]	Source of Recovery
General Unsecured Claims against Guarantor Debtors other than CCH and the TTWN Debtors (Class 7E)
CC Licenses, LLC	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Christal Radio Sales, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Cine Guarantors II, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Citicasters Co.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Citicasters Licenses, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Clear Channel Broadcasting Licenses, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Clear Channel Investments, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Clear Channel Mexico Holdings, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Clear Channel Real Estate, LLC	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Critical Mass Media, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
iHeartMedia + Entertainment, Inc.	$2,005	4.50 – 5.32%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
iHeart Capital I	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)

Debtor	Projected Allowed General Unsecured Claims (in thousands)	Projected Recovery (Low Case / High Case)[13]	Source of Recovery
General Unsecured Claims against Guarantor Debtors other than CCH and the TTWN Debtors (Class 7E)
iHeartMedia Management Services, Inc.	$8,892	5.24 - 6.19%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
iHM Identity, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Katz Communications, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Katz Media Group, Inc.	$447	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Katz Millennium Sales & Marketing, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Katz Net Radio Sales, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
M Street Corporation	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Premiere Networks, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
Terrestrial RF Licensing, Inc.	$0	0%	New Debt and New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust)
General Unsecured Claims against CCH (Class 7F)
Clear Channel Holdings, Inc.	$0	0%	CCOH Interests

The following chart sets forth the aggregate, projected recoveries for Holders of Allowed Convenience Claims, aggregating projected recoveries from all applicable Classes in which they are Holders of Allowed Claims.

Class	Claim	Projected Allowed Claims	Projected Recovery	Source of Recovery
7G	Convenience Claims	$17.91 million	15%	Cash

C.	Summary of Value Allocation

To guide them in developing the Plan, the Debtors, with the assistance of their advisors, created a “natural recovery model” (the “Base Recovery Model”). As described below, this Base Recovery Model allocates the Debtors’ going concern distributable value (as opposed to liquidation value—the threshold required by section 1129 of the Bankruptcy Code) across each Debtor entity. It then calculates creditor recoveries on a waterfall basis according to each creditor’s respective claims, subject to certain adjustments favorable to General Unsecured Creditors.

1.	Allocation of Distributable Value

For purposes of the Base Recovery Model, the Debtors estimated the total distributable value at $10.4 billion. This estimate was comprised of three parts: (1) the estimated enterprise value of the Debtors as described in Exhibit G attached hereto; (2) the Debtors’ direct and indirect ownership interests in CCOH; and (3) the projected balance sheet cash and certain other assets excluded from the estimated enterprise value of the Debtors. The estimated value of each component, as well as the source, is summarized as follows:

Business Unit	Distributable Value ($ millions)
Debtors’ Enterprise Value	$8,750	[14]
CCOH (Debtors’ Interest)	1,531	[15]
Cash and Other Items	111	[16]

TOTAL	$10,392

Alvarez & Marsal North America, LLC (“A&M”) with the input and assistance of Moelis & Company LLC (“Moelis”) and the Debtors’ management, then allocated the estimated enterprise value of the Debtors across each of their various business units based on each business unit’s share of the OIBDAN for the twelve months ended March 31, 2018. Certain business units are generally owned and operated by a single legal entity, whereas other business units have licenses and radio stations that are owned and operated by multiple legal entities. In the latter case, an additional allocation was performed for the value of these entities, as noted below:

[14]	See Valuation Analysis, Exhibit G.
[15]	See Valuation Analysis, Exhibit G.
[16]	See Financial Projections, Exhibit F.

•

The allocation of value for licenses was generally determined based on the book value of the licenses at each legal entity, which takes into account annual impairment analyses performed by the Debtors with respect to the value of these assets.

•

The allocation of value to the legal entities that operate radio stations was generally determined based on each entity’s share of OIBDAN for the twelve months ended December 31, 2017, with certain adjustments for qualitative factors determined by the Debtors’ management.

2.	Allocation of Secured and Unsecured Value

For purposes of calculating creditor recoveries under the Base Recovery Model, the Debtors estimated that the value of the Senior Creditors’ collateral at $2.2 billion in the aggregate (the “Collateral Value”), which the Debtors and the Senior Creditors agreed would not include the value of any liens against the Debtors’ principal properties assets. The remaining distributable value was assumed to be unencumbered (the “Unencumbered Value”). Using the Collateral Value, the Debtors and the Senior Creditors agreed to calculate a deficiency claim on an aggregate basis for the Senior Creditors’ of $11.3 billion (i.e., total claims of $13.5 billion less the Collateral Value) (the “Global Deficiency Claim”). Since the collateral is owned by different Debtors, the Debtors could have instead calculated the deficiency claim at each Debtor entity after applying the value of the collateral of that specific entity. This would have resulted in a higher deficiency claim against every Debtor than what was used in the Base Recovery Model. Put simply, using a Global Deficiency Claim provided a benefit to non-deficiency general unsecured claimants under the Base Recovery Model equivalent to a waiver of between $1.1 billion and $2.2 billion of deficiency claims (depending on the specific Debtor entity).

Value	Amount ($ millions)
Total Collateral Value	$2,158
Total Unencumbered Asset Value	$8,234

Total Distributable Value	$10,392

A table setting forth the Base Recovery Model allocation of midpoint enterprise value and Plan allocation of distributable value by Debtor is attached hereto as Exhibit I.

3.	Adjustments to the Base Recovery Model Values for TTWN Debtors

Before using the outputs of the Base Recovery Model, the Debtors and the Senior Creditors agreed to make adjustments to the Base Recovery Model to account for the Committee’s claims to avoid the liens and guarantees of the Term Loan Credit Agreement Claims and the PGN Claims against the TTWN Debtors and to fund the Plan Settlement. The Base Recovery Model was first adjusted to provide General Unsecured Claims, other than the Global Deficiency Claims, payment in full and in cash. The Base Recovery Model was then adjusted to allocate a portion of the remaining value of the TTWN Debtors to iHC to fund distributions to those classes and then allocated the remaining value of the TTWN Debtors to the other Guarantor Subsidiaries (other than CCH) (resulting in enhanced recoveries to Holders of General Unsecured Claims at such Debtors). This was a concession by the Senior Creditors who asserted that their guarantees of the TTWN Debtors could survive a challenged by the Committee.

4.	Adjustments to the Base Recovery Model Values for Intercompany Claims

Before using the outputs of the Base Recovery Model to determine appropriate recoveries to Holders of Allowed General Unsecured Claims under the Debtors’ Plan, the Debtors first ran the following four scenarios under the Base Recovery Model:

•	The Base Recovery Model without distributions between Debtors on account of Intercompany Claims as recorded in the Debtors books and records.

•	The Base Recovery Model with distributions between Debtors on account of Intercompany Claims as recorded in the Debtors books and records.

•

The Base Recovery Model (a) after making adjustments to give effect to the alleged causes of action in the Amended Committee Standing Motion and (b) without distributions between Debtors on account of Intercompany Claims as recorded in the Debtors books and records.

•

The Base Recovery Model (a) after making adjustments to give effect to the alleged causes of action in the Amended Committee Standing Motion and (b) with distributions between Debtors on account of Intercompany Claims as recorded in the Debtors books and records.

The Debtors reviewed the potential recoveries in each of these alternate scenarios. For each Debtor expected to have General Unsecured Claims (other than Term Loan / PGN Deficiency Claims or 2021 Notes Claims), the Debtors provided enhanced recoveries for such General Unsecured Claims at such Debtor entity equivalent to the highest recovery under the four scenarios, plus an additional 1.00%. As a result of such adjustments, the estimated aggregate value of recoveries received by Holders of Allowed General Unsecured Claims (excluding those Claims held by the Consenting Sponsors) under the Plan increased from approximately $500,000 to approximately $650,000—or by more than 30 percent.

Additionally, the Plan provides for other changes that are beneficial to Holders of General Unsecured Claims. Notably, the Debtors’ Plan allow for the economic benefit of the successful prosecution of the alleged causes of action in the Amended Committee Standing Motion. Additionally, the Plan includes a Convenience Class that provides a recovery of 15 percent for Holders of General Unsecured Claims (other than at the TTWN Debtors) that make a Convenience Class Election, regardless of the dilution that would otherwise occur on account of the Term Loan / PGN Deficiency Claims. Last, the Debtors have opted not to take a recovery on account their Intercompany Notes Claims, along with other Holders of Claims that have agreed to forgo a recovery pursuant to the Disputed Committee Claims.

5.	Liquidation Analysis and Intercompany Balances Funds Flow

For purposes of the best interest test analysis, intercompany claims are assumed to be asserted as General Unsecured Claims. As a result, the summary illustrates the gross movement of funds on account of claims to and from the Debtors. The proceeds reflect the total amount of funds received by Debtors on account of their claims on other Debtors and Non-Debtor Affiliates. Generally, these proceeds are not incremental funds received by the Debtors, but rather one half of the intercompany funds flow. The corresponding offset is the disbursements on account of claims owed to other Debtors and Non-Debtor Affiliates. This illustrates that any given Debtor may receive funds on account of an intercompany claim, but also pay funds out on account of other intercompany claims. In aggregate, the only incremental funds available to the estate are net proceeds received from Non-Debtor Affiliates that are not already considered assets of the Debtors.

Intercompany Proceeds
From Debtors (Prepetition)	$2,017.5
From Non-Debtors (Prepetition)	156.9
From Debtors (Postpetition)	1,639.5
From Non-Debtors (Postpetition)	17.0

Total	$3,830.9
Intercompany Disbursements
To Debtors (Prepetition)	$(2,017.5)
To Non-Debtors (Prepetition)	(6.7)
To Debtors (Postpetition)	(1,639.5)
To Non-Debtors (Postpetition)	(13.0)

Total	$(3,676.7)

Total Net Intercompany Proceeds to the Estates	$154.2

Plan Recovery (As of September 6, 2018)			Best Interests Test
Legal Entity	General Unsecured Claims[17]	Low - General Unsecured Claims Recovery %	High - General Unsecured Claims Recovery %
Convenience Class (Cash)	$19.6	15.00%	3.02%
iHeartMedia Management Services, Inc.	8.9	5.24%	0.94%
iHeartMedia, Inc.	8.6	100.00%	0.93%
iHeartMedia + Entertainment, Inc.	2.0	4.50%	1.60%
TTWN Media Networks, LLC	1.8	100.00%	3.34%
Capstar Radio Operating Company	0.6	6.38%	2.64%
Katz Media Group, Inc.	0.4	0.00%	0.00%
iHeartCommunications, Inc.	0.4	13.35%	0.00%
iHeartMedia Capital II, LLC	0.0	100.00%	0.00%
All Other Debtors (General Unsecured Claims are not anticipated)	N/A	N/A	N/A

6.	Analysis of Intercompany Claims

The Debtors and their advisors, including A&M, undertook an extensive analysis of the Debtors’ intercompany transactions. To begin their review of intercompany transactions, the Debtors and their advisors analyzed intercompany balances by business unit and business unit counterparty from the Debtors’ accounting system as of February 28, 2018, March 31, 2018, and June 30, 2018. A&M then mapped those business units to legal entities, specifically noting Debtor entities, added certain adjustments performed manually at month end, and added certain balances held outside of the Debtors’ accounting system. A&M then estimated intercompany balances as of the Petition Date by calculating the change in balances from February 28, 2018 to March 31, 2018, multiplying such change by 14/31 (to account for the prepetition period in March), and adding the resulting quotient to the February 28, 2018 balance. Postpetition intercompany activity was estimated by subtracting the estimated Petition-Date balances from the June 30, 2018 balances.

[17]	Includes the General Unsecured Claims asserted by the Consenting Sponsors.

To validate the Debtors’ intercompany balances, the Debtors and A&M reconciled the legal-entity intercompany matrix to trial balances from February 28, 2018, March 31, 2018, and June 30, 2018. The Debtors and A&M validated postpetition intercompany matrix balances by comparing such balances against the summation of all individual transactions for the period of March 15, 2018 through June 30, 2018. The balance of the intercompany note between the Debtors and CCOH as of the Petition Date was validated by leveraging the reconciliation report produced by the Debtors. All data and analyses were provided, reviewed, and approved by the Debtors.

The Debtors and A&M then queried the Debtors’ accounting system for all intercompany transactions dating back to January 1, 2004, producing over 50 million transactions, and aggregated business-unit level transactions that were then reconciled both to the business-unit level trial balances for years ending 2004 through 2017 and quarterly for December 31, 2016 through June 30, 2018. Included in the Debtors’ $217 billion of gross intercompany claims as of the Petition Date is approximately $49 billion of net intercompany activity arising prior to 2004, of which detail of the split between gross receivables and payables is limited due to a change in the Debtors’ accounting software that occurred in 2004. The Committee’s advisors were provided with the business-unit-to-legal-entity mapping as of March 31, 2018 and June 30, 2018.

A schedule of the Intercompany Claims owed between and among Debtor entities may be found by visiting the website of the Debtors’ Claims, Noticing, and Solicitation Agent at http://primeclerk.com/iHeartMediaIntercompanyBalances. The Debtors are currently assessing approximately $2.5 billion (or less than 1.0%) of the gross amount of Intercompany Claims to determine allocation to specific legal entities.

As previously disclosed in the Debtors’ Schedules and Statements (as defined herein), the Debtors’ books and records are maintained at a business-unit level (there are approximately 3,600 business units), which business units combine into specific legal entities. From time to time before and after the Petition Date, the Debtors reassess the legal entity into which a particular business unit combines. This reassessment may result in the movement of a business unit from one legal entity to another.

7.	Analysis of General Unsecured Claims and Appropriate Thresholds

The Debtors and A&M conducted an initial review of all filed and scheduled claims as of August 2, 2018 using a materiality threshold of $300,000 variance from the Debtors’ books and records, and then conducted a more in-depth review of such claims. All filed and scheduled claims were assigned to various review categories based on these initial and follow-up analyses. Unliquidated claims were reviewed and estimated for purposes of the claims estimate. The Debtors’ legal team assisted in reviewing all legal matter claims asserted in these Chapter 11 Cases and provided an estimate based on GAAP requirements for quarterly litigation reserves. In connection with the Governmental Bar Date of September 11, 2018, the Debtors’ tax team worked with A&M to estimate general unsecured claims tax liability based on the Debtors’ books and records and filed claims as of August 2, 2018. These estimates, plus amounts for other claims that have been asserted or could be asserted but are not included in the Debtors’ estimate of General Unsecured Claims, were then used to determine the appropriate thresholds of the maximum amount of Allowed General Unsecured Claims at certain Debtors (which thresholds are a condition precedent to the Plan). The claim thresholds in the Plan’s conditions precedent are greater than the claim estimates in the Disclosure Statement by approximately $1.0 million at iHC, $4.3 million at IHM, and $1.1 million at the TTWN Debtors.

D.	CCOH Separation

On or before the Effective Date, the applicable Debtors will execute the CCOH Separation Documents, and on the Effective Date, the CCOH Separation will occur, pursuant to a Taxable Separation or a Tax-Free Separation.

To effectuate the CCOH Separation as a Taxable Separation, CCOH will merge with and into CCH, with CCH surviving the merger (the “CCOH/CCH Merger”) on the Effective Date. Prior to the CCOH/CCH Merger, (i) CCH will be released from its guarantees of all of the Debtors’ prepetition and postpetition indebtedness, including the DIP Facility, (ii) CCH will transfer its radio subsidiaries and certain other assets to iHC and (iii) Broader Media LLC and CC Finco LLC will distribute their CCOH stock to CCH. CCH will file a Form S-4 registration statement with the SEC to register the CCOH Interests that will be issued to the CCOH Class A common stockholders in the CCOH/CCH Merger in exchange for their CCOH Class A common stock. The CCOH Interests cannot be issued to the CCOH stockholders until (a) the SEC declares the Form S-4 registration statement effective, and (b) 20 calendar days have passed from the mailing of an Information Statement on Schedule 14C to CCOH’s Class A common stockholders. On the Effective Date, the Reorganized Debtors will transfer the CCOH Interests held by the Debtors upon completion of the CCOH/CCH Merger to applicable Holders of Allowed Claims as set forth in the Plan.

To effectuate the CCOH Separation as a Tax-Free Separation, on the Effective Date, the Reorganized Debtors will transfer the CCOH Interests held by the Debtors and by CC Finco, LLC and Broader Media, LLC (which are non-Debtor affiliates of the Debtors) to applicable Holders of Allowed Claims as set forth in the Plan.

The distribution of CCOH Interests under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution and by the terms and conditions of the instruments evidencing or relating to such distribution, which terms and conditions shall bind each Entity receiving such distribution, and shall be subject to compliance with applicable corporate law, securities laws, and stock exchange requirements.

E.	Committee’s Position

The Plan is not currently supported by the Committee for the reasons set forth in the Committee Letter. In support of its view, the Committee contends, as follows:

•	The Committee does not believe that the compromises contemplated under the Plan are fair and equitable to Holders of General Unsecured Claims.

•

The Committee contends that the Plan fails to satisfy certain requirements of section 1129 of the Bankruptcy Code. More specifically, the Committee contends that the Plan (a) has not been proposed in good faith, (b) is premised on improper gerrymandering of Classes, (c) violates the absolute priority rule, (d) provides recoveries based on unlawful “gifting,” (e) results in disparate treatment, and (f) provides for broad releases for the Debtors’ insiders for no consideration to the Debtors’ Estates.

•

The Committee alleges that it was improper for the Debtors to execute the Restructuring Support Agreement after the Petition Date; accordingly, the Restructuring Support Agreement is neither binding nor effective. Further, the Committee contends that the Consenting Stakeholder support for the Restructuring Support Agreement improperly includes the outstanding indebtedness held by the Debtors and their Affiliates (i.e., the Intercompany Notes Claims). The Committee contends that the support of the 2021 Notes Claims/Legacy Notes Claims should be separately disclosed.

•

The Committee alleges that the Plan sets forth that the Consenting Sponsors receive a recovery on their iHeart Interests while proposing to provide Holders of Allowed General Unsecured Claims with discounted recoveries on account of such Allowed Claims.

•

The Committee alleges that the amendments to the Old Plan inadequately address the Amended Committee Standing Motion, because (a) such amendments do not properly implement the remedial scheme that would flow to Holders of Allowed General Unsecured Claims upon successful prosecution of the Disputed Committee Claims, and (b) instead provides greater recoveries to those Senior Creditors whose Claims and Liens would be avoided as a result of the Disputed Committee Claims than similarly situated Holders of Allowed General Unsecured Claims—resulting in disparate treatment.

•

Since its appointment, the Committee contends that the Committee and its advisors have been working diligently to review the Plan and the fairness of the distributions proposed under the Plan. To date, the Committee has challenged the Liens and Claims of certain Holders of Allowed Term Loan Credit Agreement Claims and PGN Claims. The Committee’s investigation with respect to the Debtors’ equity sponsors remains ongoing.

•

In addition to its investigation and its diligence of the Plan, the Committee believes it has engaged in various efforts to increase the value of the Debtors’ Estates and, ultimately, the value available for distribution to Holders of Allowed General Unsecured Claims. These efforts include, among others: (a) actively negotiating and obtaining beneficial modifications to the Debtors’ Incentive Plans, (b) litigating for and obtaining an aggregate cap on the amount of fees the Debtors’ investment bankers could earn, and (c) filing the Disputed ABL Claims Objection, seeking the disallowance and disgorgement of over $9 million in additional interest and fees payable to the ABL Agent.

The foregoing is more fully set forth in the Committee Letter, a copy of which will be included with the Debtors’ solicitation materials. The Debtors do not agree with the Committee’s positions, and will continue to assist the Committee with its diligence efforts and engage with the Committee in an effort to gain the Committee’s support of the Plan.

F.	Recommendation

As discussed, the formulation of the Plan is a significant achievement for the Debtors in the face of lengthy and hard-fought negotiations. The Debtors strongly believe that the Plan is in the best interests of the Debtors’ Estates and represents the best available alternative at this time. Given the Debtors’ core strengths, including their industry-leading platforms, audiences, and strong ongoing revenue flow, the Debtors are confident they can efficiently implement the restructuring set forth in the Plan to ensure their long-term viability and success. For these reasons, the Debtors strongly recommend that Holders of Claims and Interests entitled to vote to accept or reject the Plan vote to accept the Plan. At this time, the Committee does not support the Plan and recommends that Holders of General Unsecured Claims vote to reject the Plan.

ARTICLE III.

QUESTIONS AND ANSWERS

REGARDING THIS DISCLOSURE STATEMENT AND PLAN

A.	What is chapter 11?

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. In addition to permitting debtor rehabilitation, chapter 11 promotes equality of treatment for creditors and similarly situated equity interest holders, subject to the priority of distributions prescribed by the Bankruptcy Code.

The commencement of a chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the date the chapter 11 case is commenced. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

Consummating a chapter 11 plan is the principal objective of a chapter 11 case. A bankruptcy court’s confirmation of a plan binds the debtor, any person acquiring property under the plan, any creditor or equity interest holder of the debtor, and any other entity as may be ordered by the bankruptcy court. Subject to certain limited exceptions, the order issued by a bankruptcy court confirming a plan provides for the treatment of the debtor’s liabilities in accordance with the terms of the confirmed plan.

B.	Why are the Debtors sending me this Disclosure Statement?

The Debtors are seeking to obtain Bankruptcy Court approval of the Plan. Before soliciting acceptances of the Plan, section 1125 of the Bankruptcy Code requires the Debtors to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment regarding acceptance of the Plan and to share such disclosure statement with all Holders of Claims or Interests whose votes on the Plan are being solicited. This Disclosure Statement is being submitted in accordance with these requirements.

C.	Am I entitled to vote on the Plan?

Your ability to vote on, and your distribution under, the Plan, if any, depends on what type of Claim or Interest you hold.18 Each category of Holders of Claims or Interests, as set forth in Article III of the Plan pursuant to section 1122(a) of the Bankruptcy Code, is referred to as a “Class.” Each Class’s respective voting status is set forth below:

[18]

Certain Holders of General Unsecured Claims may have filed Proofs of Claim in the wrong case or against the wrong Debtor (e.g., against iHM, rather than against a Subsidiary Guarantor), including Debtors against which their Claims would be Unimpaired if Allowed. The Holders of such Claims filed against iHM or the TTWN Debtors will receive a notice of non-voting status in lieu of a ballot. For purposes of distribution, the Debtors may object and seek to disallow such improperly filed Claims pursuant to section 502(b) of the Bankruptcy Code and Bankruptcy Rule 3007(d). Holders of General Unsecured Claims will receive distributions set forth pursuant to Article III.C of the Plan based on which Debtor their Claims are Allowed against, regardless of whether or not such Holders had the opportunity to vote on the Plan.

Class	Claim or Interest	Status	Voting Rights[19]
1	Secured Tax Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)
2	Other Secured Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)
3	Priority Non-Tax Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)
4	Secured Term Loan / 2019 PGN Claims	Impaired	Entitled to Vote
5A	Secured Non-9.0% PGN Due 2019 Claims Other Than Exchange 11.25% PGN Claims	Impaired	Entitled to Vote
5B	Secured Exchange 11.25% PGN Claims	Impaired	Entitled to Vote
6	iHC 2021 / Legacy Notes Claims	Impaired	Entitled to Vote
7A	General Unsecured Claims Against Non-Obligor Debtors	Unimpaired	Not Entitled to Vote (Deemed to Accept)
7B	General Unsecured Claims Against TTWN Debtors	Unimpaired	Not Entitled to Vote (Deemed to Accept)
7C	Term Loan / PGN Deficiency Claims Against the TTWN Debtors	Impaired	Entitled to Vote
7D	iHC Unsecured Claims	Impaired	Entitled to Vote
7E	Guarantor Unsecured Claims (Other Than Exchange 11.25% PGN Claims) Against Guarantor Debtors Other Than CCH and the TTWN Debtors	Impaired	Entitled to Vote
7F	Guarantor Unsecured Claims Against CCH	Impaired	Entitled to Vote
7G	Convenience Claims	Impaired	Entitled to Vote
8	CCOH Due From Claims	Impaired	Entitled to Vote
9	iHeart Interests	Impaired	Entitled to Vote
10	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)
11	Intercompany Claims	Unimpaired / Impaired	Not Entitled to Vote (Presumed to Accept or Deemed to Reject)
12	Intercompany Interests	Unimpaired / Impaired	Not Entitled to Vote (Presumed to Accept or Deemed to Reject)

[19]	For the avoidance of doubt, Holders of Allowed Intercompany Notes Claims shall have the right to vote such Allowed Claims in each respective Class that includes such Allowed Claims.

At each of the Debtors (except for the TTWN Debtors), all unsecured Term Loan / PGN Deficiency Claims were classified with General Unsecured Claims because such Claims are unsecured, pari passu, and receiving identical forms and amounts of consideration on a Debtor-by-Debtor basis. The Debtors classified the unsecured Term Loan / PGN Deficiency Claims at the TTWN Debtors separately from other General Unsecured Claims at the TTWN Debtors in order to provide such General Unsecured Claims with the benefit of the Disputed Committee Claims and to pay such Claims in full. The Debtors also classified the 2021 Notes Claims with the Legacy Notes Claims because such Claims are unsecured, pari passu, and receiving identical forms and amounts of consideration. As discussed in this Disclosure Statement, the Debtors believe the Legacy Notes Trustee’s arguments in the adversary proceeding are without merit, and any classification argument premised on such adversary proceeding is similarly without merit.

In addition, the Committee appears to contend that Holders of Allowed Claims at an entity should not be entitled to vote on the Plan if such Holders are agreeing to waive their recovery on account of such Claims. The Debtors disagree with this contention, and the Plan contemplates that such Holders of Allowed Claims should be entitled to vote in each Class where they have Allowed Claims (as required by the Bankruptcy Code).

D.	What will I receive from the Debtors if the Plan is consummated?

The following chart provides a summary of the anticipated recovery to Holders of Claims or Interests under the Plan. Any estimates of Claims or Interests in this Disclosure Statement may vary from the final amounts allowed by the Bankruptcy Court. Your ability to receive distributions under the Plan depends upon the ability of the Debtors to obtain Confirmation and satisfy the conditions necessary to obtain Consummation of the Plan.

Each Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive under the Plan the treatment described below in full and final satisfaction, settlement, release, and discharge of and in exchange for such Holder’s Allowed Claim or Allowed Interest, except to the extent different treatment is agreed to by the Reorganized Debtors and the Holder of an Allowed Claim or Allowed Interest, as applicable. Unless otherwise indicated, the Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive such treatment on the later of the Effective Date and the date such Holder’s Claim or Interest becomes an Allowed Claim or Allowed Interest or as soon as reasonably practicable thereafter. Projected Claims included in the summary table below reflect the Debtors’ analysis of all Proofs of Claim filed as of the Claims Bar Date on June 29, 2018.

Notwithstanding anything to the contrary herein, such distributions shall be subject in all respects to any rights of the Notes Trustees and Agents, the iHeart Transfer Agent, and the CCOH Transfer Agent to assert a charging lien against such distributions. For the avoidance of doubt, Bank of New York, in its capacity as Legacy Notes Trustee for the issuance of the 5.50% Legacy Notes, shall have the right to assert a charging lien against distributions that would have been made to the 5.50% Legacy Notes but are instead being distributed to Holders of the non-5.50% Legacy Notes pursuant to the Plan.

The projected recoveries set forth in the table below are estimates only and therefore are subject to change. For a complete description of the Debtors’ classification and treatment of Claims and Interests, reference should be made to the entire Plan.20

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims[21]	Projected Recovery Under the Plan[22]
1	Secured Tax Claims	Each Holder of an Allowed Secured Tax Claim shall receive, at the option of the applicable Reorganized Debtor: (i) payment in full in Cash of such Holder’s Allowed Secured Tax Claim; or (ii) equal semi-annual Cash payments commencing as of the Effective Date or as soon as reasonably practicable thereafter and continuing for five years, in an aggregate amount equal to such Allowed Secured Tax Claim, together with interest at the applicable non-default rate under applicable non-bankruptcy law, subject to the option of the applicable Reorganized Debtor to prepay the entire amount of such Allowed Secured Tax Claim during such time period.	$2,400,000	100%

[20]

The recoveries set forth below may change based upon changes in the amount of Claims that are Allowed (as defined in the Plan) as well as other factors related to the Debtors’ business operations and general economic conditions. Further, the projected recoveries do not account for any dilution on account of the Post-Emergence Equity Incentive Program and, accordingly, recoveries for Holders of Allowed Claims and Allowed Interests that receive distributions of New iHeart Common Stock/Special Warrants (or beneficial interests in the FCC Trust) may be lower than the projected range of recoveries set forth below.

[21]

The Consenting Sponsors timely-filed proofs of claim against each of the Debtors in an amount no less than $15 million, plus certain contingent and unliquidated amounts. The projected amount of Claims set forth in this chart includes, for illustrative purposes only, a General Unsecured Claim of approximately $8.2 million at each of the Debtors relating to General Unsecured Claims on account of such claims. These Claims are not currently Allowed by the Plan or disallowed by the Plan. The Committee states that the Consenting Sponsors are being paid in full in cash on account of their General Unsecured Claims but impaired general unsecured creditors are to receive recoveries ranging from between 0% and 14.44%. The Committee’s statement is incomplete and potentially confusing because it could be read to imply that the General Unsecured Claims of the Consenting Sponsors are being separately classified from other General Unsecured Claims, treated differently from other General Unsecured Claims, or are deemed Allowed under the Plan. They are not. Under the Plan, the Consenting Sponsors’ General Unsecured Claims, to the extent Allowed against a Debtor(s), will receive the same treatment as other Allowed General Unsecured Claims at such Debtor(s) and only will be paid in full if (a) other Allowed General Unsecured Claims at such entity also are being paid in full or (b) the recoveries of the Consenting Sponsors’ General Unsecured Claims at all such Debtors where they are Allowed results in an aggregate recovery in full.

[22]

Any low and high ranges included in projected recoveries correspond to the valuation range in the analysis performed by Moelis (as defined below), the Debtors’ investment banker and financial advisor, and attached hereto as Exhibit G.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims[21]	Projected Recovery Under the Plan[22]
2	Other Secured Claims	Each Holder of an Allowed Other Secured Claim shall receive, at the option of the applicable Reorganized Debtor: (i) payment in full in Cash of such Holder’s Allowed Other Secured Claim; (ii) Reinstatement of such Holder’s Allowed Other Secured Claim; (iii) delivery of the collateral securing such Holder’s Allowed Other Secured Claim; or (iv) such other treatment rendering such Holder’s Allowed Other Secured Claim Unimpaired.	N/A	N/A
3	Priority Non-Tax Claims	Each Holder of an Allowed Priority Non-Tax Claim shall receive, at the option of the applicable Reorganized Debtor, payment in full in Cash of such Holder’s Allowed Priority Non-Tax Claim or such other treatment rendering such Holder’s Allowed Priority Non-Tax Claim Unimpaired.	$2,800,000	100%
4	Secured Term Loan / 2019 PGN Claims

Each Holder of an Allowed Secured Term Loan / 2019 PGN Claim shall receive its Pro Rata share (calculated based on the total aggregate amount of Allowed Claims in Class 4 that are not Intercompany Notes Claims) of: (i) either (x) the Secured Term Loan / 2019 PGN Supplemental Distribution or (y) if the FCC Trust is utilized as described in the Plan, the Secured Term Loan / 2019 PGN Supplemental Non-Equity Distribution and 2.21 percent of the beneficial interests in the FCC Trust, (ii) Class 4’s Pro Rata share (calculated based on the total aggregate amount of Allowed Claims in Class 4 and Class 5A that are not Intercompany Notes Claims) of either (x) 13.98 percent of the Remaining Distribution or (y) if the FCC Trust is utilized as described in the Plan, 13.98 percent of the Remaining Non-Equity Distribution and 12.54 percent of the beneficial interests in the FCC Trust, and (iii) Class 4’s Pro Rata share (calculated based on the total aggregate amount of Allowed Claims in Class 4, Class 5A, and Class 5B that are not Intercompany Notes Claims) of the Excess Cash.

Pursuant to the Plan Settlement, each Secured Term Loan / 2019 PGN Claim that is an Intercompany Notes Claim will be cancelled and there shall be no distributions made on account of any such Secured Term Loan / 2019 PGN Claim.

			$1,306,203,627	100%

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims[21]	Projected Recovery Under the Plan[22]
5A	Secured Non-9.0% PGN Due 2019 Claims Other Than Exchange 11.25% PGN Claims

Each Holder of an Allowed Secured Non-9.0% PGN Due 2019 Claim other than Exchange 11.25% PGN Claims shall receive its Pro Rata share (calculated based on the total aggregate amount of Allowed Claims in Class 5A that are not Intercompany Notes Claims) of (i) Class 5A’s Pro Rata share (calculated based on the total aggregate amount of Allowed Claims in Class 4 and Class 5A that are not Intercompany Notes Claims) of either (x) 7.42 percent of the Remaining Distribution or (y) if the FCC Trust is utilized as described in the Plan, 7.42 percent of the Remaining Non-Equity Distribution and 6.66 percent of the beneficial interests in the FCC Trust, and (ii) Class 5A’s Pro Rata share (calculated based on the total aggregate amount of Allowed Claims in Class 4, Class 5A, and Class 5B that are not Intercompany Notes Claims) of the Excess Cash.

Pursuant to the Plan Settlement, each Secured Non-9.0% PGN Due 2019 Claim other than Exchange 11.25% PGN Claims that is an Intercompany Notes Claim will be cancelled and there shall be no distributions made on account of any such Secured Non-9.0% PGN Due 2019 Claim other than Exchange 11.25% PGN Claim.

			$589,213,774	100%

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims[21]	Projected Recovery Under the Plan[22]
5B	Secured Exchange 11.25% PGN Claims

Each Holder of an Allowed Secured Exchange 11.25% PGN Claim shall receive its Pro Rata share of (i) either (x) the Exchange 11.25% PGNs Distribution or (y) if the FCC Trust is utilized as described in the Plan, the Exchange 11.25% PGNs. Non-Equity Distribution and 2.07 percent of the beneficial interests in the FCC Trust, and (ii) Class 5B’s Pro Rata share (calculated based on the total aggregate amount of Allowed Claims in Class 4, Class 5A, and Class 5B that are not Intercompany Notes Claims) of the Excess Cash.

Pursuant to the Plan Settlement, each Secured Exchange 11.25% PGN Claim that is an Intercompany Notes Claim will be cancelled and there shall be no distributions made on account of any such Secured Exchange 11.25% PGN Claim.

			$374,979,792[23]	100%

[23]

The projected amount of Claims in Class 5B includes approximately $180 million of Allowed Exchange 11.25% PGN Claims held by the Debtors (plus accrued interest on account of such Allowed Exchange 11.25% PGN Claims). The projected recovery under the Plan for Class 5B does not include such Allowed Exchange 11.25% PGN Claims in Class 5B because such Allowed Claims are Allowed Intercompany Notes Claims that will be cancelled without any distribution on account of such Allowed Claims as set forth pursuant to Article III.C of the Plan.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims[21]	Projected Recovery Under the Plan[22]
6	iHC 2021 / Legacy Notes Claims

Each Holder of an Allowed iHC 2021 / Legacy Notes Claim shall receive its Pro Rata share (calculated based on the total aggregate amount of Allowed Claims in Class 6 that are not Intercompany Notes Claims) of: (i) $200,000,000 aggregate principal amount of the New Debt, allocated proportionally by principal amount among New Term Loans, New Secured Notes, and New Unsecured Notes; and (ii) either (x) the iHC 2021 / Legacy Notes Equity Distribution or (y) if the FCC Trust is utilized as described in the Plan, 5.0 percent of the beneficial interests in the FCC Trust.

Pursuant to the Plan Settlement, each iHC 2021 / Legacy Notes Claim that is an Intercompany Notes Claim will be cancelled without any distribution on account of such iHC 2021 / Legacy Notes Claim, and (i) the distribution that otherwise would have been made on account of such Intercompany Notes Claims that are 2021 Notes Claims shall be allocated, Pro Rata, to Holders of Allowed 2021 Notes Claims that are not Intercompany Notes Claims, and (ii) the distribution that otherwise would have been made on account of such Intercompany Notes Claims that are Legacy Notes Claims shall be allocated, Pro Rata, to Holders of Allowed Legacy Notes Claims that are not Intercompany Notes Claims.

			$2,953,751,499[24]	14.44%
7A	General Unsecured Claims Against Non- Obligor Debtors	Each Holder of an Allowed General Unsecured Claim against the Non-Obligor Debtors shall receive, at the option of the applicable Reorganized Non-Obligor Debtor, payment in full in Cash of such Holder’s Allowed General Unsecured Claim against such Non-Obligor Debtor or such other treatment rendering such Holder’s Allowed General Unsecured Claim against such Non-Obligor Debtor Unimpaired.	$8,605,328	100%

[24]

The projected amount of Claims in Class 6 includes approximately $511 million of Allowed iHC 2021 / Legacy Notes Claims held by the Debtors (plus accrued interest on account of such Allowed iHC / 2021 Legacy Notes Claims). The projected recovery under the Plan for Class 6 does not include such Allowed iHC 2021 / Legacy Notes Claims because (a) such Allowed Claims are Allowed Intercompany Notes Claims that will be cancelled without any distribution on account of such Allowed Claims, and (b) the distribution that otherwise would have been made on account of such Allowed Claims will be allocated as set forth pursuant to the Article III.C of the Plan.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims[21]	Projected Recovery Under the Plan[22]
7B	General Unsecured Claims Against TTWN Debtors	Each Holder of an Allowed General Unsecured Claim against the TTWN Debtors shall receive, at the option of the applicable Reorganized TTWN Debtor, payment in full in Cash of such Holder’s Allowed General Unsecured Claim against a TTWN Debtor or such other treatment rendering such Holder’s Allowed General Unsecured Claim against a TTWN Debtor Unimpaired.	$1,803,952	100%
7C	Term Loan / PGN Deficiency Claims Against the TTWN Debtors	Pursuant to the Plan Settlement, the distributions on account of each Term Loan / PGN Deficiency Claim in this Class shall be deemed satisfied by the distributions provided in Class 7E, and the distributions to other parties provided in Class 6, Class 7D, and Class 8.	$10,949,820,877	0%
7D	iHC Unsecured Claims	Each Holder of an Allowed iHC Unsecured Claim shall receive payment of Cash equal to 14.44 percent of the Allowed amount of such Allowed iHC Unsecured Claim. Pursuant to the Plan Settlement, each Term Loan / PGN Deficiency Claim against iHC will be cancelled without any distribution on account of such Term Loan / PGN Deficiency Claim against iHC.	$13,455,022,496	14.44%
7E	Guarantor Unsecured Claims (Other Than Exchange 11.25% PGN Claims) Against Guarantor Debtors Other Than CCH and the	Each Holder of an Allowed Guarantor Unsecured Claim, excluding Allowed Exchange 11.25% PGN Claims, against a Guarantor Debtor other than CCH and the TTWN Debtors shall receive its Pro Rata share (calculated, on a Debtor-by-Debtor basis, based on the total aggregate amount of Allowed Claims in Class 7E for such Debtor), of (a) the percent of the Remaining Distribution set forth in the table set forth in Article III.C of the Plan with respect to each Guarantor Debtor other than CCH and the TTWN Debtors, or (b) if the FCC Trust is	$13,370,542,976	0% -7.80%

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims[21]	Projected Recovery Under the Plan[22]
	TTWN Debtors	utilized as described in the Plan, the percent of the beneficial interests in the FCC Trust and Remaining Non-Equity Distribution set forth in the table set forth in Article III.C of the Plan with respect to each Guarantor Debtor other than CCH; and the TTWN Debtors; provided that all distributions on account of the 2021 Notes Claims in Class 7E shall be distributed to the Holders of the Allowed Term Loan / PGN Deficiency Claims that are not Intercompany Notes Claims to the extent required pursuant to the 2021 Notes Indenture; provided further that the distributions that otherwise would have been made on account of Intercompany Notes Claims that are Term Loan / PGN Deficiency Claims (excluding Exchange 11.25% PGN Claims) shall be allocated, Pro Rata, to Holders of Allowed Term Loan / PGN Deficiency Claims (excluding Exchange 11.25% PGN Claims) that are not Intercompany Notes Claims.
7F	Guarantor Unsecured Claims Against CCH	Each Holder of an Allowed Guarantor Unsecured Claim against CCH shall receive its Pro Rata share of 100 percent of the CCOH Interests held by the Debtors and CC Finco, LLC and Broader Media, LLC, which are non-Debtor affiliates of the Debtors (which is estimated to be approximately 89.5% of all outstanding CCOH Interests); provided that all distributions on account of the 2021 Notes Claims in Class 7F shall be distributed to the Holders of Allowed Term Loan / PGN Deficiency Claims that are not Intercompany Notes Claims pursuant to the 2021 Notes Indenture; provided further that the distributions that otherwise would have been made on account of Intercompany Notes Claims that are Term Loan / PGN Deficiency Claims shall be allocated, Pro Rata, to Holders of Allowed Term Loan / PGN Deficiency Claims that are not Intercompany Notes Claims.	$13,454,622,496	11.55%

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims[21]	Projected Recovery Under the Plan[22]
7G	Convenience Claims	Each Holder of an Allowed Convenience Claim shall receive an amount of Cash equal to 15 percent of its Allowed Convenience Claim.	$17,908,134	15.00%
8	CCOH Due From Claims	CCOH, as the Holder of the CCOH Due From Claims, shall receive payment of Cash equal to 14.44 percent of the Allowed amount of such Allowed CCOH Due From Claim.	$1,031,721,306	14.44%
9	iHeart Interests	Each Holder of an Allowed iHeart Interest shall receive its share of either (x) the iHeart Interests Equity Distribution or (y) if the FCC Trust is utilized as described in the Plan, 1.0 percent of the beneficial interests in the FCC Trust, and such distributions shall be made in accordance with the terms of the documents providing for corporate governance of iHeart.	N/A	N/A
10	Section 510(b) Claims	All Section 510(b) Claims, if any, shall be discharged, cancelled, released, and extinguished as of the Effective Date, and will be of no further force or effect, and Holders of Allowed Section 510(b) Claims will not receive any distribution on account of such Allowed Section 510(b) Claims.	N/A25	N/A
11	Intercompany Claims	All Intercompany Claims shall be, at the option of the Reorganized Debtors and the Required Consenting Senior Creditors, either (a) Reinstated or (b) cancelled without any distribution on account of such interests.	N/A	N/A
12	Intercompany Interests	All Intercompany Interests shall be, at the option of the Reorganized Debtors, either (a) Reinstated in accordance with Article III.G of the Plan or (b) cancelled without any distribution on account of such Intercompany Interests.	N/A	N/A

[25]

The Debtors’ position is that there are no valid Section 510(b) Claims. Accordingly, the Debtors believe that Class 10 shall be deemed eliminated from the Plan in accordance with Article III.E of the Plan. However, certain Holders of Legacy Notes Claims have filed proofs of Section 510(b) Claims. To date, no party in interest has objected to such Section 510(b) Claims. In the event that no such objection is timely filed, or, in the event that any such objection is timely filed and the Court allows such Section 510(b) Claims, the Holders of such Section 510(b) Claims may object to Confirmation of the Plan on various grounds, including that the Plan violates section 1129(b) of the Bankruptcy Code, which could prevent Confirmation of the Plan.

E.	What will I receive from the Debtors if I hold an Allowed Administrative Claim, DIP Claim, or Priority Tax Claim?

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, DIP Claims, and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims or Interests set forth in Article III of the Plan.

1.	Administrative Claims

Except as otherwise specifically provided in the Plan, and except to the extent that a Holder of an Allowed Administrative Claim agrees to a less favorable treatment with respect to such Holder, to the extent an Allowed Administrative Claim has not already been paid in full or otherwise satisfied during the Chapter 11 Cases, each Holder of an Allowed Administrative Claim (other than Holders of Professional Fee Claims and Holders of DIP Claims) will receive in full and final satisfaction, compromise, settlement, release, and discharge of, and in exchange for, such Administrative Claim an amount of Cash equal to the amount of the unpaid or unsatisfied portion of such Allowed Administrative Claim in accordance with the following: (a) if such Administrative Claim is Allowed on or prior to the Effective Date, no later than 30 days after the Effective Date or as soon as reasonably practicable thereafter (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (b) if such Administrative Claim is not Allowed as of the Effective Date, no later than 30 days after the date on which an order Allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; (c) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date, in accordance with the terms and conditions of the particular transaction or course of business giving rise to such Allowed Administrative Claim, without any further action by the Holder of such Allowed Administrative Claim; (d) at such time and upon such terms as may be agreed upon by the Holder of such Allowed Administrative Claim and the Debtors or the Reorganized Debtors, as applicable; or (e) at such time and upon such terms as set forth in a Final Order of the Bankruptcy Court.

A notice setting forth the Administrative Claims Bar Date will be (a) Filed on the Bankruptcy Court’s docket and served with the notice of entry of the Confirmation Order, and (b) posted on the Claims, Noticing, and Solicitation Agent’s website. Except as otherwise provided in Article II.A of the Plan, and except for Professional Fee Claims, DIP Claims and Claims for Consenting Stakeholder Fees, and unless previously Filed, requests for payment of Administrative Claims (other than Administrative Claims arising under section 503(b)(9) of the Bankruptcy Code) must be Filed and served on the Reorganized Debtors pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order no later than the Administrative Claims Bar Date. Holders of Administrative Claims that are required to, but do not, File and serve a request for payment of such Administrative Claims by the Administrative Claims Bar Date shall be forever barred, estopped, and enjoined from asserting such Administrative Claims against the Debtors, the Reorganized Debtors, or their property, and such Administrative Claims shall be deemed discharged as of the Effective Date without the need for any objection from the Reorganized Debtors or any notice to or action, order, or approval of the Bankruptcy Court or any other Entity. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be Filed with respect to an Administrative Claim previously Allowed by Final Order of the Bankruptcy Court.

Objections to requests for payment of such Administrative Claims, if any, must be Filed with the Bankruptcy Court and served on the Reorganized Debtors and the requesting Holder no later than the Administrative Claims Objection Bar Date. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules, and prior Bankruptcy Court orders, the Allowed amounts, if any, of Administrative Claims shall be determined by, and satisfied in accordance with, an order that becomes a Final Order of the Bankruptcy Court.

2.	DIP Claims

DIP Claims will be satisfied as set forth in Article II.C of the Plan, as restated herein. The DIP Claims shall be Allowed as of the Effective Date in an amount equal to (a) the principal amount outstanding under the DIP Facilities on such date, (b) all interest accrued and unpaid thereon to the date of payment and (c) any and all accrued and unpaid fees, expenses and indemnification or other obligations of any kind payable under the DIP Credit Agreement Documents.

Except to the extent that a Holder of an Allowed DIP Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of, and in exchange for, each Allowed DIP Claim, on the Effective Date, all Holders of Allowed DIP Claims shall (a) to the extent clause (b) below does not apply, receive payment in full in Cash of their Allowed DIP Claims from the Debtors (the “Repaid DIP Claims”), at which time all Liens and security interests granted to secure such obligations shall be automatically terminated and of no further force and effect without any further notice to or action, order, or approval of the Bankruptcy Court or any other Entity, or (b) solely in the event that the conditions precedent set forth on Annex I of the New ABL Credit Agreement Term Sheet shall have been satisfied prior to or contemporaneously with the Effective Date or validly waived, have their Allowed DIP Claims converted into New ABL Indebtedness on a dollar-for-dollar basis (such converted DIP Claims the “Converted DIP Claims”) in accordance with the terms of the New ABL Credit Agreement (under clause (i) of the definition thereof), the New ABL Credit Agreement Term Sheet and the DIP Credit Agreement (including, without limitation, Section 2.18), and the Holders of such Converted DIP Claims shall upon such conversion become New ABL Credit Agreement Lenders. If the Allowed DIP Claims become Converted DIP Claims, contemporaneously with such conversion, all liens and security interests granted to secure the obligations arising under the DIP Credit Agreement shall continue, remain in effect and be deemed to secure the obligations under the New ABL Credit Agreement Documents (the “Continuing Liens”).

Notwithstanding anything to the contrary in the Plan or the Confirmation Order, (i) any Contingent DIP Obligations that do not receive the treatment above shall survive the Effective Date, shall not be discharged or released pursuant to the Plan or the Confirmation Order and, solely in the event that the Allowed DIP Claims become Converted DIP Claims, shall continue to be secured by all liens and security interests granted to secure the obligations arising under the New ABL Credit Agreement, and (ii) the DIP Facilities and the DIP Credit Agreement Documents shall continue in full force and effect after the Effective Date with respect to any obligations thereunder governing (A) the Contingent DIP Obligations and (B) the relationships among the DIP Agent and the DIP Lenders, as applicable, including but not limited to, those provisions relating to the rights of the DIP Agent and the DIP Lenders to expense reimbursement, indemnification and other similar amounts (either from the Debtors or the DIP Lenders), reinstatement obligations pursuant to Section 10.28 of the DIP Credit Agreement and any provisions that may survive termination or maturity of the DIP Facilities in accordance with the terms thereof. After the Effective Date, the Reorganized Debtors shall continue to reimburse the DIP Agent and the DIP Lenders for any reasonable fees and expenses (including reasonable and documented legal fees and expenses) incurred by the DIP Agent and the DIP Lenders after the Effective Date that survive termination or maturity of the DIP Facilities in accordance with the terms thereof. The Reorganized Debtors shall pay all of the amounts that may become payable to the DIP Agent or any of the DIP Lenders under any of the foregoing provisions in accordance with the terms of the DIP Credit Agreement Documents.

Notwithstanding anything to the contrary in the Plan or the Confirmation Order, requests for payment and expenses of professionals compensated pursuant to the DIP Order are not required to be filed and served other than in compliance with the procedures set forth in the DIP Order.

3.	Priority Tax Claims

Priority Tax Claims will be satisfied as set forth in Article II.D of the Plan, as summarized herein. Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of, and in exchange for, each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code.

F.	Are any regulatory approvals required to consummate the Plan?

The FCC must (a) grant the FCC Long Form Applications or (b) consent to the implementation of the FCC Trust pending the grant of the FCC Long Form Applications in order for the Debtors to consummate the Plan. If the FCC does not grant the FCC Long Form Applications prior to consummation of the Plan but consents to the implementation of the FCC Trust, the FCC must grant the FCC Long Form Applications for the Transfer of Control to occur following consummation of the Plan.

There are no known additional U.S. regulatory approvals that are required to consummate the Plan. However, to the extent any such additional regulatory approvals or other authorizations, consents, rulings, or documents are necessary to implement and effectuate the Plan, it is a condition precedent to the Effective Date that they be obtained.

G.	What happens to my recovery if the Plan is not confirmed or does not go effective?

In the event that the Plan is not confirmed or does not go effective, there is no assurance that the Debtors will be able to reorganize their businesses. It is possible that any alternative may provide Holders of Claims or Interests with less than they would have received pursuant to the Plan. For a more detailed description of the consequences of an extended chapter 11 case, or of a liquidation scenario, see Article XI.B of this Disclosure Statement and the Liquidation Analysis attached hereto as Exhibit E.

H.	If the Plan provides that I get a distribution, do I get it upon Confirmation or when the Plan goes effective, and what is meant by “Confirmation,” “Effective Date,” and “Consummation?”

“Confirmation” of the Plan refers to approval of the Plan by the Bankruptcy Court. Confirmation of the Plan does not guarantee that you will receive the distribution indicated under the Plan. After Confirmation of the Plan by the Bankruptcy Court, there are conditions that must be satisfied or waived so that the Plan can go effective. Initial distributions to Holders of Allowed Claims and Allowed Interests will only be made on the date the Plan becomes effective—the “Effective Date”—or as soon as reasonably practicable thereafter, as specified in the Plan. See Article IX of the Plan for the conditions precedent to Consummation of the Plan.

Further, Article IX of the Plan (which provision may be waived pursuant to Article IX.B of the Plan) includes the following as a condition precedent to Consummation of the Plan: the Required Consenting Senior Creditors shall have determined in their reasonable judgment, with the assistance of their financial and legal advisors, that (i) the aggregate amount of Allowed General Unsecured Claims against Non-Obligor Debtors classified into Class 7A, excluding Allowed General Unsecured Claims held by the Consenting Sponsors, is reasonably expected to be equal to or less than $4.75 million; (ii) the aggregate amount of Allowed General Unsecured Claims against the TTWN Debtors classified into Class 7B, excluding Allowed General Unsecured Claims held by the Consenting Sponsors, is reasonably expected to be equal to or less than $3.0 million, and (iii) the aggregate amount of Allowed iHC Unsecured Claims classified into Class 7D, excluding Term Loan / PGN Deficiency Claims and Allowed General Unsecured

Claims held by the Consenting Sponsors, is reasonably expected to be equal to or less than $2.0 million or (b) the Bankruptcy Court shall have entered a Final Order estimating (i) the aggregate amount of Allowed General Unsecured Claims against Non-Obligor Debtors classified into Class 7A, excluding Allowed General Unsecured Claims held by the Consenting Sponsors, to be equal to or less than $4.75 million; (ii) the aggregate amount of Allowed General Unsecured Claims against the TTWN Debtors classified into Class 7B, excluding Allowed General Unsecured Claims held by the Consenting Sponsors, to be equal to or less than $3.0 million, and (iii) the aggregate amount of Allowed iHC Unsecured Claims classified into Class 7D, excluding Term Loan / PGN Deficiency Claims and Allowed General Unsecured Claims held by the Consenting Sponsors, to be equal to or less than $2.0 million.

I.	Is there potential litigation related to the Plan?

Parties in interest may object to the approval of this Disclosure Statement and may object to Confirmation of the Plan as well, which objections potentially could give rise to litigation. See Article IX.C.7 of this Disclosure Statement. As set forth pursuant to Article II.E of this Disclosure Statement, the Committee does not currently support the Plan. In addition, the Legacy Notes Trustee and certain Holders of Legacy Notes Claims do not support the Plan.

In the event that it becomes necessary to confirm the Plan over the rejection of certain Classes, the Debtors may seek confirmation of the Plan notwithstanding the dissent of such rejecting Classes. The Bankruptcy Court may confirm the Plan pursuant to the “cram down” provisions of the Bankruptcy Code, which allow the Bankruptcy Court to confirm a plan that has been rejected by an impaired class if it determines that the Plan satisfies section 1129(b) of the Bankruptcy Code. See Article IX.A.5 of this Disclosure Statement.

J.	Will the final amount of Allowed General Unsecured Claims affect the recovery of Holders of Allowed Unsecured Claims Entitled to Vote under the Plan?

Article II.B of this Disclosure Statement sets forth a chart of the projected range of recoveries, on a Debtor-by-Debtor basis, that Holders of Allowed General Unsecured Claims would receive based on estimates of projected Allowed General Unsecured Claims at each of the applicable Classes set forth in the Plan assuming (a) a low case of projected Allowed General Unsecured Claims, and (b) a high case of projected Allowed General Unsecured Claims.

Although the Debtors’ estimate of Allowed General Unsecured Claims is the result of the Debtors’ and their advisors’ careful analysis of available information, General Unsecured Claims actually asserted against the Debtors may be higher or lower than the Debtors’ estimate provided herein, which difference could be material. The total amount of General Unsecured Claims asserted against the Debtors pursuant to Proofs of Claim filed in the Chapter 11 Cases is $1.3 billion, which is significantly higher than the estimate of Allowed General Unsecured Claims set forth in Article II.B of this Disclosure Statement. The projected amount of Allowed General Unsecured Claims set forth in Article II.B of this Disclosure Statement is subject to change.

As of the Petition Date, the Debtors were parties to certain litigation matters that arose in the ordinary course of operating their businesses and could become parties to additional litigation in the future as a result of conduct that occurred prior to the Petition Date. Although the Debtors have disputed, are disputing, or will dispute in the future the amounts asserted by such litigation counterparties, to the extent these parties are ultimately entitled to a higher amount than is reflected in the amounts estimated by the Debtors herein, the value of recoveries to Holders of Allowed General Unsecured Claims could change as well, and such changes could be material.

Finally, the Debtors or other parties in interest may object to certain Proofs of Claim, and any such objections ultimately could cause the total amount of Allowed General Unsecured Claims to vary from the Debtors’ estimates. These changes could affect recoveries to Holders of Allowed General Unsecured Claims, and such changes could be material.

K.	How do I know if I hold a Convenience Claim or General Unsecured Claim in Class 7E or Class 7F and what does that mean for my Claim if I do?

Under the Plan, a Convenience Claim is a General Unsecured Claim against Guarantor Debtors in Class 7E or Class 7F (a) in the amount of $50,000 or less, or (b) in an amount greater than $50,000 that the Holder thereof elects to have reduced to $50,000 and treated as a Convenience Claim pursuant to a voluntary election on such Holder’s ballot.

The ballot for Classes 7E and 7F each contains instructions with respect to how Holders of such Claims may elect treatment as a Holder of a Convenience Claim.

As set forth in Article II.B above, the projected recovery percentage for each Holder of an Allowed Convenience Claim is 15% of its Allowed Convenience Claim amount, which is in Cash and greater than the projected recovery percentage for Holders of Allowed General Unsecured Claims in Class 7E and Class 7F. Holders of Allowed Convenience Claims will also receive their distributions on a relatively more expedited basis than Holders of Allowed General Unsecured Claims in Classes 7E and 7F, as such Claims that are Allowed will be paid in accordance with the Plan on the Effective Date or as soon as reasonably practicable thereafter. Further, Holders of Allowed Convenience Claims face no risk of dilution in the event that the aggregate amount of Claims in Classes 7E and 7F is higher than projected above. In contrast, Holders of Claims in Classes 7E and 7F must wait for the completion of a comparatively longer Claims administration process to receive payment of debt/ equity and the amount of such payment of debt/ equity is ultimately less certain. In any event, Holders of Convenience Claims may elect pursuant to each such Holder’s ballot to instead be treated as a Holder of a Claim in Class 7E or Class 7F, respectively.

L.	How will the preservation of certain Causes of Action affect my recovery under the Plan?

The Plan provides for the retention of all Causes of Action other than those that are waived, relinquished, exculpated, released, compromised, or settled.

In accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue any and all Causes of Action of the Debtors, whether arising before or after the Petition Date, including any actions specifically enumerated in the Schedule of Retained Causes of Action, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date, other than the Causes of Action released by the Debtors pursuant to the releases and exculpations contained in the Plan, including in Article VIII of the Plan, which shall be deemed released and waived by the Debtors and Reorganized Debtors as of the Effective Date.

The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, the Disclosure Statement, or the Schedule of Retained Causes of Action to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action of the Debtors against it. The Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise provided in the Plan, including Article VIII of the Plan. Unless any Cause of Action of the Debtors against an Entity is waived, relinquished, exculpated, released, compromised, or settled in the Plan or pursuant to a Final Order, the Reorganized Debtors expressly reserve all such Causes of Action for later adjudication, and, therefore no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of Confirmation or Consummation. Notwithstanding the foregoing, the Texas Litigation shall be dismissed with prejudice on the Effective Date.

The Reorganized Debtors reserve and shall retain such Causes of Action of the Debtors notwithstanding the rejection or repudiation of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Cause of Action that a Debtor may hold against any Entity shall vest in the applicable Reorganized Debtor, except as otherwise provided in the Plan, including Article VIII of the Plan. The applicable Reorganized Debtors, through their authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action, or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order, or approval of the Bankruptcy Court.

The recoveries received as a result of the successful prosecution of any retained Causes of Action will vest in the Reorganized Debtors for the benefit of the Reorganized Debtors’ creditors and other stakeholders.

M.	Will there be releases and exculpation granted to parties in interest as part of the Plan?

Yes, the Plan provides for releases by both the Debtors and third parties of the Released Parties, and exculpation of the Exculpated Parties, including release of the CCOH Litigation by CCOH against the Released Parties (as described below). The Debtors’ releases, third-party releases, and exculpation provisions included in the Plan are an integral part of the Debtors’ overall restructuring efforts and were an essential element of the negotiations among the Debtors and the other parties to the Restructuring Support Agreement in obtaining their support for the Plan pursuant to the terms of the Restructuring Support Agreement. The Consenting Stakeholders would not have agreed to the terms and conditions of the Restructuring Support Agreement and to support the Plan pursuant thereto without the release and exculpation provisions.

Importantly, all Holders of Claims or Interests that do not opt out or File an objection with the Bankruptcy Court in the Chapter 11 Cases that expressly objects to the inclusion of such Holder as a Releasing Party under the provisions contained in Article VIII of the Plan will be deemed to have expressly, unconditionally, generally, individually, and collectively consented to the release and discharge of all Claims and Causes of Action against the Debtors and the Released Parties to the extent set forth in the Plan. The releases are an integral element of the Plan.

The Released Parties and the Exculpated Parties have made substantial and valuable contributions to the Debtors’ restructuring through efforts to negotiate and implement the Plan, which will maximize and preserve the going-concern value of the Debtors for the benefit of all parties in interest. For example, certain of the Consenting Stakeholders have agreed to significant reductions in the amounts of their claims against the Debtors’ Estates and have also agreed to equitize certain secured, valid debt. Similarly, the Consenting Sponsors have agreed not to trade their equity interests, which would otherwise result in certain negative tax implications to the Debtors. In addition, many of the Released Parties and Exculpated Parties are entitled to indemnification by the Debtors, which indemnification obligations are expressly preserved under the Plan. Accordingly, each of the Released Parties and the Exculpated Parties warrants the benefit of the release and exculpation provisions.

The Plan embodies the Plan Settlement, a global settlement of claims and causes of action between the Debtors and the Consenting Stakeholders. Prior to the Petition Date, the Debtors negotiated a comprehensive Restructuring Support Agreement with organized groups of their lenders and stakeholders. Such efforts culminated in the execution of the Restructuring Support Agreement that carries the support of the Consenting Stakeholders, including the Consenting Sponsors and a supermajority of claims across the Debtors’ capital structure constituting nearly $12 billion of outstanding debt obligations.

To effectuate the global settlement embodied in the Plan, the Plan includes certain Debtor and third-party releases, an exculpation provision, and an injunction provision. These provisions comply with the Bankruptcy Code and prevailing law because, among other reasons, they are the product of extensive good faith, arms’-length negotiations, were material inducements for the Consenting Stakeholders to enter into the Restructuring Support Agreement and the comprehensive settlement embodied in the Plan, and are supported by the Debtors and the Consenting Stakeholders.

1.	Debtor Release

The Debtor Release is in the best interest of the Debtors’ estates and well within the Debtors’ business judgment. The Debtors would not be where they are today, on the verge of soliciting and preparing for confirmation of a highly consensual and value-maximizing transaction that resolves myriad complex issues, without the participation of the Released Parties. In particular, the Plan provides for releases by the Debtors and related parties of any and all Causes of Action, including any derivative claims, that the Debtors could assert against holders, agents, and trustees of the Debtors’ prepetition funded debt and postpetition DIP financing, the Debtors’ current and former directors and officers, and related parties. In addition to being fair and equitable, the Debtor release is in the best interest of their Estates.

First, as set forth in Article VI.F of this Disclosure Statement, the Special Committee was delegated authority over decisions with respect to, among other things, the maturing 2016 Legacy Notes and the exchange offer commenced in March 2017, and undertook a thorough investigation of potential Claims and Causes of Action against the equity interest owners of the Debtors. As noted therein, nothing to date in the investigation has caused the Special Committee to believe that it should exercise the “fiduciary out” under the Restructuring Support Agreement or Plan, to terminate the Restructuring Support Agreement, or to seek to modify the releases contained in the Plan pursuant to the Restructuring Support Agreement. In addition, as set forth more fully in the Debtors’ Standing Objection, the Debtors are pursuing the Disputed Claims (as defined in the Debtors’ Standing Objection) as part of the Plan Settlement (and, after successfully negotiating with the Term Loan / PGN Group and Term Lender Group, providing the economic value of the Disputed Committee Claims to Holders of Allowed General Unsecured Claims assuming the Committee were successful in prosecuting the Disputed Committee Claims).

Second, prosecution of the Claims and Causes of Action released under the Debtor release would be complex and time consuming and could mire the Debtors and parties in interest in litigation rather than effectuating a consensual restructuring. Simply put, as of this time, the Debtors do not believe that they have material causes of action against any of the Released Parties that would justify the risk, expense, and delay of pursuing any such causes of action. Importantly, the Debtor release provides finality and avoids significant delay, and therefore the inclusion of the Debtor release is worthwhile and inures to the benefit of all the Debtors’ stakeholders.

Third, the Plan, including the Debtor release, was vigorously negotiated prepetition and postpetition by sophisticated entities that were represented by able counsel and financial advisors, including the Term Loan / PGN Group, the 2021 Noteholder Group, the Term Lender Group, and the Consenting Sponsors, and includes the settlement of Claims, Interests, Causes of Action, and controversies released, settled, compromised, discharged, or otherwise resolved pursuant to the Plan. The release provisions were a necessary element of consideration that these parties required before entering into the Restructuring Support Agreement and agreeing to support the Plan.

Notably, the Parties to the Restructuring Support Agreement (which has broad support of parties across the Debtors’ capital structure) have agreed to equitize and/or take reduced recoveries on account of their Claims and make other material concessions in order to significantly deleverage the Debtors’ prepetition capital structure. The Term Loan / PGN Group and Term Lender Group agreed to a resolution that provides the economic value of the Disputed Committee Claims to Holders of Allowed General Unsecured Claims assuming the Committee were successful in prosecuting the Disputed Committee Claims. The 2021 Noteholder Group and Consenting Legacy Noteholders have agreed to support the Plan and not pursue litigation claims or other strategies in the Chapter 11 Cases in opposition to the Plan. Further, the Consenting Sponsors have agreed to support the Plan on account of their Term Loan / PGN holdings and equity interests and agreed not to trade on their equity positions, thereby ensuring the preservation of the Debtors’ tax attributes. With respect to the DIP Agent and Holders of DIP Claims, each provided valuable DIP financing to the Debtors’ Estates that allowed the Debtors to refinance their prepetition ABL facility on favorable economic terms. Moreover, under the existing DIP Credit Agreement, the Debtors have agreed to indemnify the DIP Agent and each DIP Lender. And, if the postpetition DIP financing is converted into post-emergence exit financing, the New ABL Credit Agreement will also include the indemnification provisions as agreed to in the Exit Facility Term Sheet (as defined in the DIP Credit Agreement) (and the Debtors anticipate that any alternative market exit financing would also likely include similar indemnification provisions). In addition, the Notes Trustees and Agents and the Term Loan Credit Agreement Agent are the institutional representatives of the Holders of the respective Term Loan / PGN Claims, 2021 Notes Claims, and Legacy Notes Claims. As reflected throughout this Disclosure Statement, the Plan Settlement is based on a significant contribution of value by these constituencies and the corresponding release of rights and remedies that could have been pursued (including potential rights to make arguments with respect to the Collateral Flip and the Disputed Committee Claims) (all of which rights and remedies are expressly reserved and may be pursued if the Plan is not confirmed). As such, the Consenting Stakeholders, the Notes Trustees and Agents, and the Term Loan Credit Agreement Agent are essential parties to the Plan Settlement and, on account of the aforementioned contributions to the Plan, should be entitled to the releases contemplated therein. Moreover, the Notes Trustees and Agents and the Term Loan Credit Agreement Agent may hold indemnification claims against the Debtors under the applicable indentures and/or credit agreements for all losses, damages, claims, liabilities, or expenses that any of the Notes Trustees and Agents and the Term Loan Credit Agreement Agent may incur, including defense costs for claims subject to the release provisions of the Plan. If the Notes Trustees and Agents and Term Loan Credit Agreement Agent do not receive the benefit of the Plan’s proposed release provision, they may not support the Plan Settlement or Confirmation of the Plan unless their indemnification rights survive and remain enforceable against the Reorganized Debtors. Accordingly, the Plan provides the various Released Parties the global closure that they negotiated for in exchange for, among other things, the various concessions and benefits provided to the Debtors’ Estates under the Plan.

Further, many of the Related Parties, such as current and former directors, managers, officers, equity holders (in their capacities as such) may have indemnification rights against the Debtors under applicable agreements for, among other things, all losses, damages, claims, liabilities, or expenses, including defense costs, for claims subject to the release provisions of the Plan against the Debtors’ Estates. As such, those indemnifications claims could directly affect the Debtors’ Estates. Including the Related Parties in the Debtor release avoids the risk of alter ego and/or derivative liability beyond specific named parties, and the release is limited to those entities’ capacities with respect to the primary released party. Moreover, there is no question that directors, managers, and officers provided (and continue to provide) valuable consideration to the Debtors, as they commit substantial time and effort (in addition to their prepetition responsibilities) to the Debtors’ Estates and restructuring efforts throughout this chapter 11 process.

Last, because the Debtor release is consensual, a carveout for Claims and Causes of Action related to actual fraud, gross negligence, or willful misconduct is unnecessary. The Released Parties that benefit from the Debtor release are providing the consideration discussed above and are consenting to the releases, which were a necessary component of the overall bargain that has put the Debtors on the path to a value maximizing restructuring. Such releases are permissible under applicable law and, as a compromise under the Bankruptcy Code, do not require carveouts for actual fraud, gross negligence, or willful misconduct.

Accordingly, the Debtors submit that the Debtor release is consistent with applicable law, represents a valid settlement and release of claims the Debtors may have against the Released Parties pursuant to section 1123(b)(3)(A) of the Bankruptcy Code, is a valid exercise of the Debtors’ business judgment, and is in the best interests of their estates.

2.	Third-Party Release

Similarly, the third-party release is integral to the Plan and is a condition of the settlement embodied therein. The provisions of the Plan were heavily negotiated by sophisticated parties, each of whom are represented by competent counsel. The consensual third-party release (together with the Debtor release) are key components of the Debtors’ restructuring and a key inducement to bring stakeholder groups to the bargaining table. Put simply, the Debtors’ key stakeholders were unwilling to support the Plan—including agreeing to restructure over two-thirds of the Debtors’ $16 billion in funded debt obligations—without assurances that they and their collateral would not be subject to post-emergence litigation or other disputes related to the restructuring. The third-party release therefore not only benefits the non-Debtor Released Parties, but also the Debtors’ post-emergence enterprise as a whole.

Importantly, the third-party release is consensual because it provides voting Holders of Claims and Interests (other than those Holders who vote to accept the Plan) with the option to opt-out of the third-party release by checking a box on the ballot or filing a formal or informal objection with the Court. Each of the Disclosure Statement, ballots, notices of non-voting status, and notice of Confirmation Hearing state in bold-faced, conspicuous text that holders of Claims and Interests that do not opt-out or object to the release in the Plan will be bound by the third-party release. Accordingly, upon checking the opt-out box or filing an objection with the Court, such Holders of Claims or Interests are not bound by the third-party releases and no longer have a basis to argue their rights are affected by such release. The third-party release is consensual because it complies with applicable law: First, the third-party release is sufficiently specific to put the Releasing Parties on notice of the released claims; Second, the third-party release is integral to the Plan and is a condition of the settlement embodied therein. The provisions of the Plan were heavily negotiated by sophisticated parties to the Restructuring Support Agreement, each of whom are represented by competent counsel and for which the third-party release was a material inducement to enter into the Restructuring Support Agreement; Third, as described more fully above, each of the Released Parties under the third-party release (the Term Loan / PGN Group, 2021 Noteholder Group, Term Lender Group, Consenting Sponsors, DIP Agent and Holders of DIP Claims, Notes Trustees and Agents, the Term Loan Credit Agreement Agent, and Related Parties) gave consideration for the third-party release (and are also releasing parties themselves, thereby making the release mutual).

Ultimately, the restructuring contemplated by the Plan is value-maximizing and would not be possible absent the support of the Released Parties many of which (i.e., the Consenting Stakeholders) will also be the Debtors’ most significant post-emergence stakeholders. Thus, the third-party release operates to maximize the Debtors’ fresh start by minimizing the possibility of distracting post-emergence litigation or costs associated with the continuation of disputes related to the Debtors’ restructuring.

3.	Exculpation

In addition to the Debtor and third-party releases, the exculpation clause in the Plan provides that only the Debtors, Reorganized Debtors, Committee members (solely in their capacities as members of the Committee), such parties’ Affiliates, and Related Parties of the foregoing are exculpated from any Causes of Action arising out of acts or omissions related to these Chapter 11 Cases and certain related transactions as set forth therein—except for acts or omissions that are found to have been the product of actual fraud, willful misconduct, or gross negligence. Although several other parties sought to be included in the exculpation clause, the Debtors refused to do so, and the Plan’s exculpation clause is narrowly tailored to include only fiduciaries of the Debtors’ estates. As such, the exculpation clause is reasonable, appropriate, and vital to these Chapter 11 Cases because it provides protection to parties who served as fiduciaries to the Estates during the restructuring.

First, the Debtors and Reorganized Debtors are entitled to the benefits of the exculpation clause. Upon a “good faith” finding within the meaning of section 1125(e) of the Bankruptcy Code, such parties are entitled to the protections afforded by section 1125(e) of the Bankruptcy Code and the exculpation clause. Further, granting such relief falls squarely within the “fresh start” principles underlying the Bankruptcy Code.

Second, certain other Exculpated Parties owe fiduciary duties in favor of the Debtors’ Estates, permitting them to receive the benefits of the exculpation clause. The directors, officers, and professionals that have acted on behalf of the Debtors’ in connection with the Chapter 11 Cases owe the Debtors fiduciary duties similar to those the debtor in possession owes to the Estates. Further, the Debtors and their fiduciaries could not possibly have developed the Plan without the support and contributions of the Exculpated Parties.

Accordingly, the failure to approve the exculpation clause would undermine the purpose of the Plan and the settlements set forth in the Plan, Disclosure Statement, and Restructuring Support Agreement by allowing parties to pursue claims post-bankruptcy that are otherwise fully and finally resolved by the Plan when the Exculpated Parties participated in these chapter 11 cases in reliance upon the protections afforded to those constituents by the exculpation clause.

Based on the foregoing, the Debtors believe that the releases and exculpations in the Plan are necessary and appropriate and meet the requisite legal standard promulgated by the United States Court of Appeals for the Fifth Circuit. Moreover, the Debtors will be prepared to present evidence at the Confirmation Hearing to demonstrate the basis for and propriety of the release and exculpation provisions. The release, exculpation, and injunction provisions that are contained in the Plan are copied in pertinent part below.

Certain parties in interest, including the Committee, the Legacy Notes Trustee, the U.S. Trustee, the SEC, and GAMCO Asset Management Inc., have challenged the third party releases and exculpation provisions. The SEC also questions the applicability and enforceability of the exculpation provisions and provisions purporting to release non-Debtor third party claims and may object to confirmation of the Plan.

4.	Releases by the Debtors

Pursuant to section 1123(b) of the Bankruptcy Code, on and after the Effective Date, in exchange for good and valuable consideration, including the obligations of the Debtors under the Plan and the contributions of the Released Parties to facilitate and implement the Plan, to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, each Released Party is deemed conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by each and all of the Debtors, the Reorganized Debtors, and their Estates, in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all other entities who may purport to assert any Cause of Action, directly or derivatively, by, through, for, or because of the foregoing entities, from any and all Causes of Action, including any derivative claims asserted or assertable on behalf of any of the Debtors, that the Debtors, the Reorganized Debtors, or their Estates or Affiliates, as applicable, would have been legally entitled to assert in its own right (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ capital structure, the assertion or enforcement of rights and remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions between or among the Debtors and/or their Affiliates, the purchase, sale, or rescission of the purchase or sale of any Security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the Term Loan Credit Agreement Documents, the Notes and Notes Indentures, the Chapter 11 Cases and related adversary proceedings, the formulation, preparation, dissemination, negotiation, filing, or consummation of the Restructuring Support Agreement, the Disclosure Statement, the DIP Credit Agreement Documents, the New ABL Credit Agreement Documents, the Plan, or any Restructuring Transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the DIP Credit Agreement Documents, the New ABL Credit Agreement Documents, or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion, the issuance or distribution of securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date, including the claims and causes of action asserted in the Texas Litigation and the CCOH Litigation. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any obligations of any Entity arising after the Effective Date under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to section 1123(b) and Bankruptcy Rule 9019, of the releases described in Article VIII.B of the Plan by the Debtors, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that each release described in Article VIII.B of the Plan is: (1) in exchange for the good and valuable consideration provided by the Released Parties; (2) a good-faith settlement and compromise of such Causes of Action; (3) in the best interests of the Debtors and all Holders of Claims and Interests; (4) fair, equitable, and reasonable; (5) given and made after due notice and opportunity for hearing; (6) a sound exercise of the Debtors’ business judgment; and (7) a bar to any of the Debtors or Reorganized Debtors or their respective Estates asserting any Cause of Action related thereto, of any kind, against any of the Released Parties or their property.

5.	Releases by Holders of Claims and Interests

On and after the Effective Date, in exchange for good and valuable consideration, including the obligations of the Debtors under the Plan and the contributions of the Released Parties to facilitate and implement the Plan, to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, each of the Releasing Parties is deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged each Debtor, Reorganized Debtor, and Released Party from any and all Causes of Action, including any derivative claims asserted or assertable on behalf of any of the Debtors, the Reorganized Debtors, or their Estates or Affiliates, as applicable, that such Entity would have been legally entitled to assert in its own right (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ capital structure, the assertion or enforcement of rights and remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions between or among the Debtors and/or their Affiliates, the purchase, sale, or rescission of the purchase or sale of any Security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the Term Loan Credit Agreement Documents, the Notes and Notes Indentures, the Chapter 11 Cases and related adversary proceedings, the formulation, preparation, dissemination, negotiation, filing, or consummation of the Restructuring Support Agreement, the Disclosure Statement, the DIP Credit Agreement Documents, the New ABL Credit Agreement Documents, the Plan, or any Restructuring Transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the DIP Credit Agreement Documents, the New ABL Credit Agreement Documents, or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion, the issuance or distribution of securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date, including the claims and causes of action asserted in the Texas Litigation and the CCOH Litigation. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any obligations of any Entity arising after the Effective Date under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the releases described in Article VIII.C of the Plan, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that each release described in Article VIII.C of the Plan is: (1) in exchange for the good and valuable consideration provided by the Released Parties; (2) a good-faith settlement and compromise of such Causes of Action; (3) in the best interests of the Debtors and all Holders of Claims and Interests; (4) fair, equitable, and reasonable; (5) given and made after due notice and opportunity for hearing; (6) a sound exercise of the Debtors’ business judgment; and (7) a bar to any of the Releasing Parties or the Debtors or Reorganized Debtors or their respective Estates asserting any Cause of Action related thereto, of any kind, against any of the Released Parties or their property.

6.	Exculpation

Notwithstanding anything herein to the contrary, and upon entry of the Confirmation Order, no Exculpated Party shall have or incur, and each Exculpated Party is released and exculpated from, any liability to any holder of a Cause of Action, Claim, or Interest for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, or consummation of the Restructuring Support Agreement, the Disclosure Statement, the DIP Credit Agreement Documents, the ABL Credit Agreement Documents, the Plan, or any Restructuring Transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the DIP Credit Agreement Documents, the ABL Credit Agreement Documents, the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Exculpated Party on the Plan or the Confirmation Order in lieu of such legal opinion, the issuance or distribution of securities pursuant to the Plan or the distribution of property under the Plan or any other agreement (whether or not such issuance or distribution occurs following the Effective Date), negotiations regarding or concerning any of the foregoing, or the administration of the Plan or property to be distributed hereunder, except for Causes of Action related to any act or omission that is determined by Final Order to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have, and upon Consummation of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

7.	Injunction

Except as otherwise expressly provided in the Plan, the Confirmation Order, or for obligations issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold, or may hold Claims, Interests, or Causes of Action that have been released, discharged, or are subject to exculpation are permanently enjoined and precluded, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Exculpated Parties, or the Released Parties: (1) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action; (2) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action; (3) creating, perfecting, or enforcing any Lien, Claim, or encumbrance of any kind against such Entities or the property or the estates of such Entities on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action unless such Holder has Filed a motion requesting the right to perform such setoff on or before the Effective Date, and notwithstanding any indication in any Proof of Claim or Proof of Interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind against such Entities on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action released, settled, or compromised pursuant to the Plan.

Upon entry of the Confirmation Order, all Holders of Claims and Interests and their respective current and former directors, managers, officers, principals, predecessors, successors, employees, agents, and direct and indirect Affiliates shall be enjoined from taking any actions to interfere with the implementation or Consummation of the Plan. Each Holder of an Allowed Claim or Allowed Interest, as applicable, by accepting, or being eligible to accept, distributions under or Reinstatement of such Claim or Interest, as applicable, pursuant to the Plan, shall be deemed to have consented to the injunction provisions set forth in Article VIII.E of the Plan.

8.	Release of Liens.

Except as otherwise provided in the Plan, the Plan Supplement, the New Debt Documents, the New ABL Credit Agreement Documents, or any contract, instrument, release, or other agreement or document created pursuant to the Plan or the Confirmation Order, on the Effective Date, and concurrently with the applicable distributions made pursuant to the Plan, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates (other than, solely in the event that the Allowed DIP Claims become Converted DIP Claims, the Continuing Liens and the Liens securing the Contingent DIP Obligations) shall be fully released, settled, compromised, and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Debtors shall automatically revert to the applicable Debtor or Reorganized Debtor, as applicable, and their successors and assigns, in each case, without any further approval or order of the Bankruptcy Court and without any action or Filing being required to be made by the Debtors. Any Holder of such Secured Claim (and the applicable agents for such Holder) shall be authorized and directed to release any collateral or other property of any Debtor (including any cash collateral and possessory collateral) held by such Holder (and the applicable agents for such Holder), and to take such actions as requested by the Debtors or Reorganized Debtors to evidence the release of such Lien, including the execution, delivery, and filing or recording of such documents evidencing such releases. The presentation or filing of the Confirmation Order to or with any local, state, federal, or foreign agency or department shall constitute good and sufficient evidence of, but shall not be required to effect, the termination of such Liens.

N.	What is the deadline to vote on the Plan?

The Voting Deadline is November 9, 2018, at 5:00 p.m. (prevailing Central Time).

O.	How do I vote for or against the Plan?

Detailed instructions regarding how to vote on the Plan are contained on the ballots distributed to Holders of Claims or Interests that are entitled to vote on the Plan. For your vote to be counted, your ballot must be properly completed, executed, and delivered as directed, so that your ballot or a master ballot including your vote is actually received by Prime Clerk LLC, the Debtors’ Claims, Noticing, and Solicitation Agent, on or before the Voting Deadline, i.e. November 9, 2018, at 5:00 p.m. (prevailing Central Time). See Article X of this Disclosure Statement for more information.

P.	Why is the Bankruptcy Court holding a Confirmation Hearing?

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court to hold a hearing on confirmation of the Plan and recognizes that any party in interest may object to Confirmation of the Plan.

Q.	When is the Confirmation Hearing set to occur?

The Bankruptcy Court has scheduled the Confirmation Hearing for December 11, 2018, at 9:00 a.m. (prevailing Central Time). The Confirmation Hearing may be adjourned from time to time without further notice.

Objections to Confirmation must be filed and served on the Debtors, and certain other parties, by no later than November 28, 2018, at 5:00 p.m. (prevailing Central Time) in accordance with the notice of the Confirmation Hearing that accompanies this Disclosure Statement and the Disclosure Statement Order attached hereto as Exhibit D and incorporated herein by reference.

R.	What is the purpose of the Confirmation Hearing?

The confirmation of a plan of reorganization by a bankruptcy court binds the debtor, any issuer of securities under a plan of reorganization, any person acquiring property under a plan of reorganization, any creditor or equity interest holder of a debtor, and any other person or entity as may be ordered by the bankruptcy court in accordance with the applicable provisions of the Bankruptcy Code. Subject to certain limited exceptions, the order issued by the bankruptcy court confirming a plan of reorganization discharges a debtor from any debt that arose before the confirmation of such plan of reorganization and provides for the treatment of such debt in accordance with the terms of the confirmed plan of reorganization.

S.	What is the effect of the Plan on the Debtors’ ongoing businesses?

The Debtors are reorganizing under chapter 11 of the Bankruptcy Code. As a result, the occurrence of the Effective Date means that the Debtors will not be forced to go out of business. Rather, the Plan will eliminate more than $10 billion in funded debt obligations from the Debtors’ balance sheet, permitting the Reorganized Debtors to continue ongoing operations without the unsustainable burden of their existing debt load, and will separate CCOH and its subsidiaries from the Debtors. Following the Effective Date, and unless otherwise provided in the Plan or Confirmation Order, the Reorganized Debtors may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. Additionally, upon the Effective Date, all actions contemplated by the Plan, including the CCOH Separation and distribution of CCOH Interests held by the Debtors to applicable Holders of Allowed Guarantor Unsecured Claims against CCH, will be deemed authorized and approved.

T.	Who do I contact if I have additional questions with respect to this Disclosure Statement or the Plan?

If you have any questions regarding this Disclosure Statement or the Plan, please contact the Debtors’ Claims, Noticing, and Solicitation Agent, Prime Clerk LLC, via one of the following methods:

By regular mail, hand delivery, or overnight mail at:

iHeartMedia, Inc. Ballot Processing

c/o Prime Clerk LLC

830 Third Avenue, 3rd Floor

New York, NY 10022

By electronic mail at:

iheartmediaballots@primeclerk.com

By telephone (domestic toll free) at:

(877) 756-7779

Copies of the Plan, this Disclosure Statement, and any other publicly filed documents in the Chapter 11 Cases are available upon written request to the Claims, Noticing, and Solicitation Agent at the address above or by downloading the exhibits and documents from the website of the Claims, Noticing, and Solicitation Agent at https://cases.primeclerk.com/iHeartMedia (free of charge) or the Bankruptcy Court’s website at http://www.txs.uscourts.gov/bankruptcy/ (for a fee).

Unsecured creditors can contact counsel to the Committee via the following methods:

By regular mail, hand delivery, or overnight mail at:

Ira S. Dizengoff

Philip C. Dublin

Naomi Moss

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

By electronic mail at:

idizengoff@akingump.com

pdublin@akingump.com

nmoss@akingump.com

By telephone at:

(212) 872-1000

U.	Do the Debtors recommend voting in favor of the Plan?

Yes. The Debtors believe that the Plan provides for a larger distribution to the Debtors’ creditors and equity holders than would otherwise result from any other available alternative. The Debtors believe that the Plan, which contemplates a significant deleveraging of the Debtors’ balance sheet and enables them to expeditiously emerge from chapter 11, is in the best interest of all Holders of Claims or Interests, and that any other alternatives (to the extent they exist) fail to realize or recognize the value inherent under the Plan.

V.	Who is Committed by the Restructuring Support Agreement to Support the Plan?

The Plan is supported by, among others, the Debtors and Holders of Claims and Interests in the percentages set forth in the following chart:

Stakeholder Parties in Support of the Plan	Support[26]
The Debtors	N/A
Holders of Term Loan Credit Agreement Claims	82%
Holders of PGN Claims	70%
Holders of 2021 Notes Claims/Legacy Notes Claims	73%
Holders of iHeart Interests	67%[27]

[26]	Expressed as an approximate percentage of the estimated total principal amount of Claims outstanding or approximate ownership percentage of Interests outstanding.
[27]

As set forth in Article V.A of this Disclosure Statement, Bain and THL (each as defined herein) are parties to the Restructuring Support Agreement and, together, control approximately two-thirds of the voting power of all of iHM’s outstanding common stock, with certain individuals, entities, and the public owning the remaining one-third.

W.	Who Does Not Support the Plan?

At this time, the Committee, the Legacy Notes Trustee, and Holders of certain Legacy Notes Claims do not support the Plan, and the Committee recommends that Holders of General Unsecured Claims vote to reject the Plan. The Committee’s position regarding the Plan is set forth in Article II.E of this Disclosure Statement.

ARTICLE IV.

THE DEBTORS’ RESTRUCTURING SUPPORT AGREEMENT AND PLAN

A.	Restructuring Support Agreement

On March 16, 2018, the Debtors, Holders of approximately 82 percent of Term Loan Credit Agreement Claims, Holders of approximately 70 percent of PGN Claims, and Holders of approximately 73 percent of 2021 Notes Claims/Legacy Notes Claims, as well as certain Holders of the Debtors’ iHeart Interests entered into the Restructuring Support Agreement. The Restructuring Support Agreement (and the initial version of the Plan filed at docket number 551 on April 28, 2018) did not provide for the treatment of, among other things, general unsecured creditors because the Committee had not yet been formed (at the time the Restructuring Support Agreement was executed) and the Debtors had yet to meaningfully analyze (let alone conclude) the appropriate treatment of such claims. Since executing the Restructuring Support Agreement, the Debtors have further documented the terms of the restructuring contemplated thereby, including the Plan,28 The restructuring transactions contemplated by the Plan will: (a) reduce overall leverage through the replacement of approximately $16 billion of existing funded debt obligations with $5.75 billion of New Debt and equitization of remaining funded debt obligations; (b) provide Holders of Allowed General Unsecured Claims with recoveries as set forth pursuant to the chart in Article II.B herein; and (c) reorganize the iHeart corporate structure through the CCOH Separation. Each of the major restructuring transactions and settlements contemplated by the Restructuring Support Agreement is described in greater detail below. The Debtors believe that the transactions contemplated by the Restructuring Support Agreement are the best available restructuring terms under the circumstances and will allow iHeart to succeed as a restructured company after emergence from the Chapter 11 Cases.

B.	The Plan

The Plan contemplates the following key terms, among others described herein and therein:

1.	Plan Settlement

The Plan Settlement is a global settlement of all Claims, Interests, Causes of Action, and controversies released, settled, compromised, discharged, or otherwise resolved pursuant to the Plan. The Plan Settlement is embodied in the terms of the Plan itself (i.e., there is no separate settlement agreement for the Plan Settlement). The Debtors have proposed the Plan as such a settlement and the proposal of the Plan has produced significant and broad stakeholder support for the Plan.

[28]	The key terms of the Plan are discussed in greater detail in Article IV.B of this Disclosure Statement, entitled “The Plan.”

(a)	General Settlement of Claims and Interests

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, on the Effective Date, the provisions of the Plan shall constitute a good-faith compromise and settlement of all Claims, Interests, Causes of Action, and controversies released, settled, compromised, discharged, or otherwise resolved pursuant to the Plan. The Plan shall be deemed a motion to approve the good-faith compromise and settlement of all such Claims, Interests, Causes of Action, and controversies pursuant to Bankruptcy Rule 9019, and the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of such compromise and settlement under section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019 of all such Claims, Interests, Causes of Action, and controversies, as well as a finding by the Bankruptcy Court that such compromise and settlement is fair, equitable, reasonable, and in the best interests of the Debtors, their Estates, and Holders of Claims and Interests. Subject to Article VI of the Plan, all distributions made to Holders of Allowed Claims and Allowed Interests in any Class are intended to be and shall be final.

(b)	Intercreditor Settlements among Holders of Term Loan Credit Agreement Claims and PGN Claims

The Plan also incorporates a settlement of issues among Holders of (a) Term Loan Credit Agreement Claims, (b) 9.0% PGN Due 2019 Claims, and (c) Non-9.0% PGN Due 2019 Claims. Article III.C of the Plan provides for a reallocation of distributions from Holders of Allowed Non-9.0% PGN Due 2019 Claims to Holders of Allowed Term Loan / 2019 PGN Claims as a resolution of disputes regarding the scope of the collateral securing the Term Loan /2019 PGN Claims compared to the Non-9.0% PGN Due 2019 Claims. On the one hand, Holders of Term Loan / 2019 PGN Claims assert a Lien in Principal Properties. On the other hand, Holders of Non-9.0% PGN Due 2019 Claims assert that they have security interests in the same collateral as a result of the occurrence of the Springing Lien Trigger Date (as defined herein) and also challenge the nature and extent of the Liens securing the Term Loan / 2019 PGN Claims in the event that the Springing Lien Trigger Date is not deemed to have occurred.

Prior to entering into the Restructuring Support Agreement, a broad spectrum of Holders of Term Loan Credit Agreement Claims and Holders of PGN Claims, some holding mostly Term Loan / 2019 PGN Claims, others holding mostly Non-9.0% PGN Due 2019 Claims, and yet others holding a mixture of both types of Claims, entered into arms’-length negotiations to reach a consensual resolution of these issues. The stakeholders considered a multitude of factors in reaching this settlement, including without limitation, market data regarding trading prices of various securities over various periods of time, the potential cost, expense, and delay of litigation, risks in litigation, and potential differences in recoveries. No one factor was given greater consideration than the others. Ultimately, the stakeholders agreed that Holders of Allowed Term Loan / 2019 PGN Claims would receive an increased recovery of approximately $200 million of value compared to Holders of Allowed Non-9.0% PGN Due 2019 Claims. This settlement gained broad support from Holders of Term Loan Credit Agreement Claims and Holders of PGN Claims as recognized by the parties to the Restructuring Support Agreement and is incorporated into the Plan.

Further, the Plan Settlement includes a settlement of the potential impact of avoidance claims identified by the Committee with respect to the allowance of the Exchange 11.25% PGNs against the Guarantor Debtors other than CCH and the TTWN Debtors. Like the settlement described above, a cross section of Holders of Exchange 11.25% PGN Claims, Holders of Term Loan Credit Agreement Claims, and Holders of PGN Claims (other than Holders of Exchange 11.25% PGN Claims) engaged in a dialogue to reach a settlement. The stakeholders considered a multitude of factors in reaching this settlement, including, without limitation, market data regarding trading prices of various securities after the Committee filed its Amended Committee Standing Motion, the potential cost, expense, and delay of litigation, risks of litigation, and potential differences in recoveries. No one factor was given greater consideration than the others. These discussions resulted in an agreement to reallocate to Holders of Allowed Term Loan Credit Agreement Claims and Holders of Allowed PGN Claims (other than Allowed Exchange 11.25% PGN Claims) approximately $8.9 million in value of the recovery that Holders of Allowed Exchange 11.25% PGNs Claims would otherwise receive.

Under the Plan, the (a) incremental distribution to Holders of Allowed Secured Term Loan / 2019 PGN Claims relative to the Holders of Allowed Secured Non-9.0% PGN Due 2019 Claims (pursuant to the Non-Exchange Debt/Equity Supplemental Recovery), and (b) the distribution to Allowed Secured Exchange 11.25% PGN Claims (pursuant to the Exchange Debt/ Equity Recovery) in each case are funded out of Non-Principal Properties collateral (i.e., undisputed collateral).

(c)	Settlements in favor of Holders of Allowed Guarantor Unsecured Claims, Including Holders of Allowed General Unsecured Claims

The Plan Settlement also includes settlements of the potential impact of claims identified by the Committee, which improve distributions for Holders of Allowed Guarantor Unsecured Claims, including Holders of Allowed General Unsecured Claims. For instance, while the Committee has asserted that the guarantees in favor of the Term Loan Credit Agreement Claims and PGN Claims are avoidable, the Term / Loan PGN Group has asserted that the savings clauses in the guarantees would preserve their claims to the remaining value of the TTWN Debtors. In settlement of this dispute, Article III.C of the Plan provides that (a) Holders of Allowed General Unsecured Claims against the TTWN Debtors will be paid in full and (b) the distribution to Holders of Allowed Term Loan / PGN Deficiency Claims in Class 7D against the TTWN Debtors will be used to fund the distributions to Class 6, Class 7D, Class 7E, and Class 8. In addtition, the Holders of Term Loan / PGN Deficiency Claims in Class 7D against iHC will waive distributions on account of such Allowed Claims in order to provide distributions to the Holder(s) of Allowed (a) General Unsecured Claims against iHC, (b) 2021 Notes Claims, (c) Legacy Notes Claims, and (d) CCOH Due From Claims that are substantially in excess of their natural recoveries. In addition, the Plan excludes the Exchange 11.25% PGN Claims from Class 7E against Guarantor Debtors other than CCH and the TTWN Debtors, thereby increasing distributions to Holders of Allowed General Unsecured Claims in such Class. Finally, the Allowed Term Loan / PGN Deficiency Claims for all Guarantor Debtors other than CCH are calculated on an aggregate basis rather than a Debtor-by-Debtor basis, which results in such Allowed Claims at each legal entity in a lower amount than they otherwise would be.

2.	Sources of Consideration for Plan Distribution

Distributions under the Plan will be funded with, or effectuated by, as applicable, (a) Cash held on the Effective Date by or for the benefit of the Debtors, (b) the issuance of the New iHeart Common Stock, the Special Warrants, and, if applicable, the beneficial interests in the FCC Trust, (c) the issuance of or borrowings under the New Debt, (d) the issuance of or borrowings under the New ABL Credit Agreement, (e) the CCOH Interests currently held by the Debtors and non-Debtors CC Finco, LLC and Broader Media, LLC as they exist after the CCOH/CCH Merger, (f) if applicable, the Cash proceeds of the Preferred Stock Transactions, if any, (g) the waiver by Holders of certain Term Loan / PGN Deficiency Claims of such Holders’ recoveries from certain Debtors on account of such Claims, and (h) the waiver by each Debtor that is a Holder of an Intercompany Notes Claim of its recoveries on account of such Claims. In accordance with and upon consummation of the Restructuring Transactions, iHC (or the applicable entity as provided by the Restructuring Transactions Memorandum) shall make all distributions under the Plan with respect to all Allowed Claims against and Allowed Interests in all of the Debtors. No right of subrogation or contribution shall ever arise in favor of any Guarantor Debtor against iHC with respect to or on account of any distribution under the Plan, unless otherwise provided by the Restructuring Transactions Memorandum.

3.	Issuance and Distribution of New iHeart Common Stock, Special Warrants, and/or the Beneficial Interests in the FCC Trust

On the Effective Date, the Interests in iHM shall be cancelled, and Reorganized iHeart shall issue the New iHeart Common Stock and the Special Warrants, or, if applicable, the beneficial interests in the FCC Trust to applicable Holders of Claims and Interests in exchange for such Holders’ respective Claims against or Interests in the Debtors as set forth in Article III.C of the Plan; provided that the iHeart Interests may instead be Reinstated as New iHeart Common Stock with respect to the distributions of New iHeart Common Stock to Holders of Allowed iHeart Interests. If the FCC Trust is utilized as described in the Plan, then after the FCC grants the FCC Long Form Applications, the New iHeart Common Stock and/or Special Warrants will be issued to the holders of the beneficial interests in the FCC Trust on the Issuance Date as set forth in the Plan. The issuance of the New iHeart Common Stock and/or the Special Warrants is authorized without the need for any further corporate action and without the need for any further action by Holders of any Claims or Interests.

All of the New iHeart Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and non-assessable, and the Special Warrants issued pursuant to the Plan shall be duly authorized and validly issued. Each distribution and issuance of the New iHeart Common Stock and/or Special Warrants under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance. For the avoidance of doubt, the acceptance of New iHeart Common Stock and/or Special Warrants by any Holder of any Claim or Interest shall be deemed as such Holder’s agreement to the New Corporate Governance Documents and/or the Special Warrant Agreement, as applicable, as each may be amended or modified from time to time following the Effective Date in accordance with its terms.

Subject to meeting the applicable listing standards of a U.S. stock exchange, Reorganized iHeart will use its reasonable best efforts to obtain a listing for the New iHeart Class A Common Stock on a recognized U.S. stock exchange as promptly as reasonably practicable on or after the Issuance Date. Subject to meeting the applicable requirements for pink sheet trading and cooperation from a market maker, in the event that listing on a recognized U.S. stock exchange has not occurred by or on the Issuance Date, Reorganized iHeart will use its reasonable best efforts to qualify the New iHeart Class A Common Stock for trading in the pink sheets until such time as the New iHeart Class A Common Stock is listed on a recognized U.S. stock exchange.

4.	Post-Emergence Equity Incentive Program

On the Effective Date, the New Board(s) will adopt and implement the Post-Emergence Equity Incentive Program, to be in effect on and after the Effective Date. Pursuant to the Post-Emergence Equity Incentive Program, certain directors, managers, officers, and employees of the Reorganized Debtors will be granted awards on terms to be disclosed in the Plan Supplement. The Post-Emergence Equity Incentive Program shall reserve up to eight percent of the New iHeart Common Stock on a fully diluted basis for certain managers, officers, and employees of the Reorganized Debtors in the form of options, restricted stock units, and/or other equity-based awards. Any awards to directors of the Reorganized Debtors will be in addition to what is described and will be determined by the Reorganized Debtors. Such additional awards would likely include stock and options. The Confirmation Order shall authorize the New Board(s) to adopt and enter into the Post-Emergence Equity Incentive Program, on the terms set forth pursuant to the Plan and Plan Supplement. For the avoidance of doubt, the issuance of New iHeart Common Stock under the Post-Emergence Equity Incentive Program would dilute all of the New iHeart Common Stock, including the Special Warrants (as applicable), equally.

5.	Issuance of New Debt

On the Effective Date, to the extent the New Debt has not been replaced with Cash proceeds of third-party market financing that becomes available on or prior to the Effective Date, iHC and its applicable Debtor Affiliates will execute the New Debt Documents, pursuant to which iHC will issue the New Debt to applicable Holders of Claims in partial exchange for such Holders’ respective Claims as set forth in Article III.C of the Plan. The issuance of the New Debt is authorized without the need for any further corporate action and without the need for any further action by Holders of any Claims or Interests. All Holders of Allowed Term Loan Credit Agreement Claims, Allowed PGN Claims, Allowed iHC 2021 / Legacy Notes Claims, and Allowed Guarantor Unsecured Claims entitled to distributions of New Debt hereunder shall be deemed to be a party to, and bound by, the applicable New Debt Documents, regardless of whether such Holder has executed a signature page. On the Effective Date, all of the Liens and security interests to be granted in accordance with the New Debt Documents (a) shall be deemed to be granted, (b) shall be legal, binding, and enforceable Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New Debt Documents, (c) shall be deemed perfected on the Effective Date and (d) shall not be subject to recharacterization or equitable subordination for any purposes whatsoever and shall not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable nonbankruptcy law.

The New Debt shall be issued by iHC in the principal amount of $5.75 billion, which shall consist of New Term Loans, New Secured Notes, and New Unsecured Notes, as set forth pursuant to the Plan and the forms of New Debt Agreements attached as an exhibit(s) to the Plan Supplement. The terms of each of the New Term Loans, New Secured Notes, and New Unsecured Notes, including their respective principal amounts, interest rates, maturity, security interests (as applicable), guarantors, and other terms and covenants, shall be substantially the same as those set forth in the forms of the New Debt Agreements attached as an exhibit(s) to the Plan Supplement. The New Term Loans will be secured by a first priority Lien on substantially all assets of Reorganized iHeart (excluding the assets in which the New ABL Credit Agreement Lenders have a first priority Lien) and a second priority Lien on the assets in which the New ABL Credit Agreement Lenders have a first priority Lien. The New Secured Notes will be secured by Liens that are pari passu with the liens securing the New Term Loans.

Subject to the occurrence of the Effective Date, the New Debt Documents shall constitute legal, valid, and binding obligations of iHC and its applicable Debtor Affiliates party thereto and shall be enforceable in accordance with their respective terms. Each distribution and issuance of the New Debt under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance. For the avoidance of doubt, the acceptance of New Debt by any Holder of any Claim shall be deemed as such Holder’s agreement to the New Debt Documents, as each may be amended or modified from time to time following the Effective Date in accordance with its terms.

The Reorganized Debtors and the Holders that are granted such Liens and security interests shall be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, federal, or other law that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of entry of the Confirmation Order, and any such filings, recordings, approvals, and consents shall not be required), and the Reorganized Debtors shall thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.

Some or all of the New Debt may be replaced with Cash proceeds of third-party market financing that becomes available on or prior to the Effective Date. Any reduction of New Debt shall be made proportionally across all Holders of Claims and Interests that are entitled to receive New Debt under the Plan.

6.	New ABL Credit Agreement Documents

On the Effective Date, iHC, the DIP Subsidiary Borrowers, and the other applicable Debtors will execute and deliver, file, record, and/or issue, as applicable, the New ABL Credit Agreement Documents. On the Effective Date, all of the Liens and security interests to be granted in accordance with the New ABL Credit Agreement Documents, and solely in the event that the Allowed DIP Claims become Converted DIP Claims, the Continuing Liens (a) shall be deemed to be granted, (b) shall be legal, binding, and enforceable Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New ABL Credit Agreement Documents, (c) shall be deemed perfected, and (d) shall be deemed granted in good faith as an inducement to the lenders thereunder to extend credit under the New ABL Credit Agreement and shall be deemed not to constitute a fraudulent conveyance or fraudulent transfer, shall not otherwise be subject to avoidance or subordination, and the priorities of such Liens shall be as set forth in the New ABL Credit Agreement Documents. Subject to the occurrence of the Effective Date, the New ABL Credit Agreement Documents shall constitute legal, valid, and binding obligations of reorganized iHC, the reorganized DIP Subsidiary Borrowers, and the other applicable Reorganized Debtors party thereto and shall be enforceable in accordance with their respective terms.

Entering into the New ABL Credit Agreement Documents, and the incurrence of obligations thereunder, is authorized pursuant to the Confirmation Order without the need for (x) (i) any further act or action under applicable law, regulation, order or rule or the vote, consent, authorization or approval of any Entity, including the need for any further action by Holders of any Claims or Interests or (ii) further notice to the Bankruptcy Court, and (y) entry of the Confirmation Order shall be deemed approval of the New ABL Credit Agreement Documents (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations and guarantees to be incurred and fees paid in connection therewith), to the extent not previously approved by the Bankruptcy Court, and shall constitute an Approval Order, as such term is defined in the New ABL Credit Agreement Term Sheet.

7.	The CCOH Separation

On or before the Effective Date, the applicable Debtors will execute the CCOH Separation Documents, and on the Effective Date, the CCOH Separation will occur, pursuant to a Taxable Separation or a Tax-Free Separation.

To effectuate the CCOH Separation as a Taxable Separation, CCOH will merge with and into CCH, with CCH surviving the merger (the “CCOH/CCH Merger”) on the Effective Date. Prior to the CCOH/CCH Merger, (i) CCH will be released from its guarantees of all of the Debtors’ prepetition and postpetition indebtedness, including the DIP Facility, (ii) CCH will transfer its radio subsidiaries and certain other assets to iHC and (iii) Broader Media LLC and CC Finco LLC will distribute their CCOH stock to CCH. CCH will file a Form S-4 registration statement with the SEC to register the CCOH Interests that will be issued to the CCOH Class A common stockholders in the CCOH/CCH Merger in exchange for their CCOH Class A common stock. The CCOH Interests cannot be issued to the CCOH stockholders until (a) the SEC declares the Form S-4 registration statement effective, and (b) 20 calendar days have passed from the mailing of an Information Statement on Schedule 14C to CCOH’s Class A common stockholders. On the Effective Date, the Reorganized Debtors will transfer the CCOH Interests held by the Debtors upon completion of the CCOH/CCH Merger to Holders of Claims as set forth in the Plan.

To effectuate the CCOH Separation as a Tax-Free Separation, on the Effective Date, the Reorganized Debtors will transfer the CCOH Interests held by the Debtors and by CC Finco, LLC and Broader Media, LLC (which are non-Debtor affiliates of the Debtors) to applicable Holders of Claims as set forth in the Plan.

The Confirmation Order shall constitute the Bankruptcy Court’s approval of the CCOH Separation Documents, and the CCOH Separation shall be authorized without the need for any further action by Holders of any Claims or Interests; provided that CCOH (or its successor) shall have taken any and all actions required by applicable corporate law, securities laws, and stock exchange requirements. Subject to the occurrence of the Effective Date, the CCOH Separation Documents shall constitute legal, valid, and binding obligations of the Debtors and shall be enforceable in accordance with their respective terms. The distribution of CCOH Interests under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution and by the terms and conditions of the instruments evidencing or relating to such distribution, which terms and conditions shall bind each Entity receiving such distribution, and shall be subject to compliance with applicable corporate law, securities laws, and stock exchange requirements. For the avoidance of doubt, the acceptance of the CCOH Interests by any Holder of any Claim shall be deemed as such Holder’s agreement to the CCOH Separation Documents, as each may be amended or modified from time to time following the Effective Date in accordance with its terms.

Subject to meeting the applicable listing standards of a U.S. stock exchange, the Debtors or the Reorganized Debtors, as applicable, shall use commercially reasonable efforts to cause CCOH (or its successor) to use its reasonable best efforts to obtain or maintain a listing for the CCOH Interests on a recognized U.S. stock exchange upon the effective date of the CCOH Separation.

8.	Preferred Stock Transactions

If the Taxable Separation is effectuated pursuant to the terms and conditions set forth in Article IV.G of the Plan, Radio NewCo, CCH, and CCOH (or its successor) shall enter into the Preferred Stock Transactions. Under the Preferred Stock Transactions, Radio NewCo, CCH, and CCOH (or its successor) will be authorized to issue a certain number of shares of Radio NewCo Preferred Stock and CCOH Preferred Stock, respectively, on terms to be disclosed in the Preferred Stock Term Sheet, which shall be in form and substance reasonably acceptable to the Debtors, the Required Consenting Senior Creditors, and, solely with respect to those terms and provisions that would have a material adverse effect on the value of the distribution to (x) the Holders of 2021 Notes Claims, the Required Consenting 2021 Noteholders, and (y) the Consenting Sponsors on account of their iHeart Interests, the Consenting Sponsors. Radio NewCo Preferred Stock and CCOH Preferred Stock shall each be issued in a total amount less than 3% of the equity value of the applicable issuer. The Radio NewCo Preferred Stock will initially be issued to CCH and will be sold by CCH to one or more third party investors in exchange for Cash. For the avoidance of doubt, Holders of Allowed Claims or Allowed Interests receiving Special Warrants, New iHeart Common Stock, or beneficial interests in the FCC Trust pursuant to the Plan shall not be permitted to purchase the Radio NewCo Preferred Stock and Holders of Allowed Claims receiving CCOH Interests pursuant to the Plan shall not be permitted to purchase the CCOH Preferred Stock.

Radio NewCo, CCH, and CCOH (or its successor) shall issue and execute all securities, instruments, certificates, and other documents required to effectuate the Preferred Stock Transactions. All shares of Radio NewCo Preferred Stock and CCOH Preferred Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and non-assessable. The Preferred Stock Transactions are authorized without the need for any further corporate action. If CCOH issues the CCOH Preferred Stock and CCOH subsequently merges with another entity pursuant to the Restructuring Transactions, such CCOH Preferred Stock will be exchanged for new CCOH Preferred Stock issued by the surviving entity in such merger.

CCH will distribute the Cash proceeds from the sale of the Radio NewCo Preferred Stock to iHC prior to the CCOH Separation, and iHC shall use such proceeds to fund distributions to certain Holders of Allowed Claims against the Debtors in accordance with the Plan. Pursuant to Article IV.H of the Plan, CCOH (or its successor) shall be entitled to retain the Cash proceeds from the sale of the CCOH Preferred Stock and use such proceeds at its discretion.

9.	Waiver of Turnover Rights

Solely to the extent provided in Article III.C of the Plan and pursuant to the Plan Settlement, on the Effective Date, the Holders of Term Loan Credit Agreement Claims and PGN Claims, the Term Loan Credit Agreement Agent, and the PGN Trustees and Agents shall be deemed to have waived their turnover rights under the 2021 Notes Indenture.

10.	FCC Licenses

The required FCC Long Form Applications shall be filed, as promptly as practicable. In addition, the Debtors shall file a Petition for Declaratory Ruling; provided that the Debtors may file such Petition for Declaratory Ruling after the Effective Date and, if such Petition for Declaratory Ruling is filed prior to the Effective Date, its grant shall not be a condition to Consummation. After the FCC Long Form Applications are filed, any Entity that thereafter acquires a Term Loan Credit Agreement Claim, PGN Claim, iHC 2021 / Legacy Notes Claim, iHC Unsecured Claim, Guarantor Unsecured Claim, or an iHeart Interest may be issued Special Warrants in lieu of any New iHeart Common Stock that would otherwise be issued to such Entity under the Plan. In addition, the Debtors may request that the Bankruptcy Court implement restrictions on trading of Claims and Interests that might adversely affect the FCC Approval process. The Debtors shall diligently prosecute the FCC Applications, including the Petition for Declaratory Ruling that the Debtors or Reorganized Debtors file, and shall promptly provide such additional documents or information requested by the FCC in connection with its review of the foregoing.

11.	FCC Trust

(a)	Generally

In the event that the Debtors and the Required Consenting Senior Creditors determine that approval of the FCC Long Form Applications is causing or may cause unwanted delay in Consummation of the Plan, the Debtors shall, subject to the consent of the Required Consenting Senior Creditors, promptly seek FCC consent to establish, for the benefit of the Holders of Allowed Claims and Allowed Interests that may be entitled to distributions from the FCC Trust under the Plan, the FCC Trust; provided that in the event the CCOH Separation is to be consummated in a Tax-Free Separation, the use of the FCC Trust shall be subject to concluding that the use of such trust will not cause the Tax-Free Separation to fail to be tax free or otherwise prevent the implementation of the Tax-Free Separation. The powers, authority, responsibilities, and duties of the FCC Trust and the FCC Trustees shall be set forth in and shall be governed by the FCC Trust Agreement. The FCC Trust Agreement shall contain provisions customary to trust agreements utilized in comparable circumstances, including, without limitation, provisions necessary to ensure the continued treatment of the FCC Trust as a “grantor trust” and a “liquidation trust,” and the beneficiaries of the FCC Trust as the grantors and owners thereof, for United States federal income tax purposes; provided that to the extent any assets of the FCC Trust are subject to uncertain distribution because of any unliquidated, disputed, or contingent claims, such assets shall be held in a sub-account subject to treatment as a disputed ownership fund for United States federal income tax purposes. The FCC Trust and the FCC Trustees, including any successors, shall be bound by the Plan and shall not challenge any provision of the Plan.

(b)	Creation and Funding of the FCC Trust

On or before the Effective Date, if the FCC Trust is implemented, the FCC Trust Agreement shall be executed in a manner consistent with the Plan. In that event, and subject to the required FCC Approval, iHeart will establish the FCC Trust in accordance with the FCC Trust Agreement for the benefit of the Holders of Allowed Claims and Allowed Interests that may be entitled to distributions from the FCC Trust under the Plan, and iHeart will deposit with the FCC Trust the minimum amount necessary for the recognition of the FCC Trust for United States federal income tax purposes. Execution of and entry into the FCC Trust Agreement, and the establishment of the FCC Trust, are authorized without the need for any further corporate action and without the need for any further action by Holders of any Claims or Interests.

(c)	Appointment of the FCC Trustees

On the Effective Date, and in compliance with the provisions of the Plan and the FCC Trust Agreement, if the FCC Trust is implemented, the Debtors will appoint the FCC Trustees in accordance with the FCC Trust Agreement and, thereafter, any successor FCC Trustees shall be appointed and serve in accordance with the FCC Trust Agreement. The FCC Trustees or any successor thereto will administer the FCC Trust in accordance with the Plan and the FCC Trust Agreement.

(d)	Contributions to the FCC Trust

If the FCC Trust is utilized as described in the Plan, Reorganized iHeart shall issue the New iHeart Common Stock and/or Special Warrants to the FCC Trust on the Effective Date for the benefit of the Holders of Allowed Term Loan Credit Agreement Claims, Allowed PGN Claims, Allowed iHC 2021 / Legacy Notes Claims, Allowed Guarantor Unsecured Claims, and Allowed iHeart Interests that otherwise would have been entitled to receive a distribution of such New iHeart Common Stock and/or Special Warrants pursuant to Article III.C of the Plan.

(e)	Treatment of the FCC Trust

For all federal income tax purposes, the Debtors intend that, other than with respect to any assets of the FCC Trust that are subject to potential disputed claims of ownership or uncertain distributions, (a) the FCC Trust be classified as a “liquidating trust” under section 301.7701-4(d) of the Regulations and qualify as a “grantor trust” under section 671 of the Tax Code and (b) any beneficiaries of the FCC Trust will be treated as grantors and deemed owners thereof. Accordingly, for all United States federal income tax purposes, it is intended that any beneficiaries of the FCC Trust be treated as if they had received a distribution of an undivided interest in the assets of the FCC Trust (i.e., the New iHeart Common Stock and/or Special Warrants) and then contributed such undivided interest to the FCC Trust. In the event the FCC Trust is implemented, the FCC Trustees shall, in an expeditious but orderly manner, make timely distributions to beneficiaries of the FCC Trust pursuant to the Plan and the FCC Trust Agreement and not unduly prolong its duration. The FCC Trust shall not be deemed a successor in interest of the Debtors for any purpose other than as specifically set forth herein or in the FCC Trust Agreement.

With respect to any of the assets of the FCC Trust that are subject to potential disputed claims of ownership or uncertain distributions, the Debtors intend that such assets will be subject to disputed ownership fund treatment under section 1.468B-9 of the Regulations. Any such disputed ownership fund will be subject to separate entity taxation.

(f)	Transferability of Beneficial Interests

Ownership of a beneficial interest in the FCC Trust shall be uncertificated and shall be in book entry form. The beneficial interests in the FCC Trust will not be registered pursuant to the Securities Act, as amended, or any state securities law. If the beneficial interests in the FCC Trust constitute Securities, the parties hereto intend that the exemption provisions of section 1145 of the Bankruptcy Code will apply to the beneficial interests. The beneficial interests will be transferable, subject to the terms of the FCC Trust Agreement.

(g)	Distributions; Withholding

In the event the FCC Trust is implemented, the FCC Trustees or the Distribution Agent shall make distributions to the beneficiaries of the FCC Trust when and as authorized pursuant to the FCC Trust Agreement in compliance with the Plan and the FCC Approval, provided that distributions to Holders of Allowed Notes Claims may be made to or at the direction of the applicable Notes Trustees and Agents and the iHeart Transfer Agent, each of which may (but is not required to) act as Distribution Agent for distributions from the FCC Trust to the respective Holders of such Claims in accordance with the Plan (including as provided in and subject to the limitations set forth in Article VI.C.1 of the Plan) and the applicable indentures in the case of the Allowed Notes Claims, subject to implementing a mechanism with respect to the beneficial interests in the FCC Trust to be held by Holders of Allowed Notes Claims and Allowed iHeart Interests. The FCC Trustees may withhold from amounts otherwise distributable from the FCC Trust to any Entity any and all amounts required to be withheld by the FCC Trust Agreement or any law, regulation, rule, ruling, directive, treaty, or other governmental requirement, including the FCC Approval, and in accordance with Article VI.D of the Plan. Distribution of the beneficial interests in the FCC Trust is authorized without the need for any further corporate action and without the need for any further action by Holders of any Claims or Interests.

(h)	Termination of the FCC Trust

To the extent created, the FCC Trust shall terminate as soon as practicable, but in no event later than the third anniversary of the Effective Date; provided that, on or after the date that is less than 30 days before such termination date, the Bankruptcy Court, upon motion by a party in interest, may extend the term of the FCC Trust for a finite period if such an extension is necessary to complete any pending matters required under the FCC Trust Agreement; provided further that, the aggregate of all extensions shall not exceed two years unless the FCC Trustees receive an opinion of counsel or a favorable ruling from the Internal Revenue Service to the effect that any such extension would not adversely affect the status of the FCC Trust as a liquidating trust within the meaning of section 301.7701-4(d) of the Regulations. Notwithstanding the foregoing, multiple extensions may be obtained so long as the conditions in the preceding sentence are met no more than six months prior to the expiration of the then-current termination date of the FCC Trust.

12.	Disputed Claims Reserve

On the Effective Date, the Debtors shall establish one or more reserves of New Debt for any Disputed Claim or Disputed Interest existing as of the Effective Date, which reserve(s) shall be administered by the Reorganized Debtors or the Disbursing Agent, as applicable. After the Effective Date, the Reorganized Debtors or the Disbursing Agent shall hold such New Debt in such reserve(s) in trust for the benefit of the Holders of Claims and Interests ultimately determined to be Allowed after the Effective Date. The Reorganized Debtors or the Disbursing Agent shall distribute such amounts (net of any expenses, including any taxes relating thereto), as provided in the Plan, as such Claims and Interests are resolved by a Final Order or agreed to by settlement, and such amounts will be distributable on account of such Claims and Interests as such amounts would have been distributable had such Claims and Interests been Allowed Claims and Allowed Interests as of the Effective Date under Article III of the Plan solely to the extent of the amounts available in the applicable reserve(s). The Debtors, the Reorganized Debtors, and CCH will distribute to Holders of Allowed Claims and Interests any New iHeart Common Stock, Special Warrants, beneficial interests in the FCC Trust (if the FCC Trust is utilized as described in the Plan), or CCOH Interests (as applicable) when such Disputed Claims or Disputed Interests are Allowed pursuant to Article VII of the Plan.

13.	Consenting Stakeholder Fees

As a condition precedent to the Effective Date of the Plan, the Reorganized Debtors are required to pay, to the extent unpaid and invoiced at least five Business Days prior to the Effective Date, all Consenting Stakeholder Fees. The estimate of such Fees (including success fees) received from the financial advisors to the Consenting Stakeholders is approximately $33 million on the Effective Date.

14.	Releases[29]

The Plan contains certain releases (as described more fully in Article III.M of this Disclosure Statement), including mutual releases among the Debtors, Reorganized Debtors, and certain of their key stakeholders. Additionally, all Holders of Claims or Interests that do not opt out or file an objection with the Bankruptcy Court in the Chapter 11 Cases that expressly objects to the inclusion of such Holder as a Releasing Party under the provisions contained in Article VIII of the Plan will be deemed to have expressly, unconditionally, generally, individually, and collectively consented to the release and discharge of all Claims and Causes of Action against the Debtors and the Released Parties to the extent set forth in the Plan.

ARTICLE V.

THE DEBTORS’ CORPORATE HISTORY,

STRUCTURE, AND BUSINESS OVERVIEW

A.	iHeart’s Corporate History

iHeartCommunications, Inc. (“iHC”), formerly Clear Channel Communications, Inc., was founded in San Antonio, Texas in 1972 by Lowry Mays and B.J. “Red” McCombs. From 1972 to 1995, iHC grew as a regional broadcasting company throughout Texas and Oklahoma, eventually owning 43 radio stations and 16 television stations. The following year, the Telecommunications Act of 1996 permitted broadcast companies to own more stations in a given market than previously allowed and iHC responded by purchasing more than 70 other media companies and individual stations in the immediate years that followed.

In 1997, iHC diversified its business when it purchased billboard firm Eller Media and went international in 1997 when it acquired the leading United Kingdom outdoor advertising company, More Group PLC. iHC continued to grow its outdoor advertising portfolio domestically and internationally in the years that followed. In 1999, iHC acquired SFX Entertainment, Inc., which then became Live Nation. The same year, iHC acquired AMFM Inc. in a $17.4 billion acquisition. Following these purchases, iHC owned 830 radio stations, 19 television stations, and over 425,000 outdoor displays in 32 countries. In

[29]

The Debtors’ Disinterested Directors and Special Committee (each as defined herein), with the assistance of MTO and PWP (each as defined herein), are currently undertaking an investigation into Estate Claims and Causes of Action related to the equity interest owners of the Debtors. Article VI.F of this Disclosure Statement sets forth additional information regarding the investigation. The Debtors reserve all rights to modify the Plan, including the release provisions of the Plan, and the Debtors reserve all rights and claims with respect thereto.

2005, iHC operated three separate businesses: (i) iHC remained as a radio broadcasting company; (ii) Clear Channel Outdoor, Inc. (“CCO”), a non-Debtor subsidiary of CCOH, ran the outdoor advertising business; and (iii) Live Nation promoted live events (Live Nation was spun off from iHC in 2005). In 2005, in an initial public offering, CCOH sold 35 million shares of its class A common stock, representing approximately 10 percent of the combined total shares of CCOH’s class A common stock and class B common stock outstanding immediately following the initial public offering. CCOH used the net proceeds of the offering to repay outstanding intercompany indebtedness owed by it to iHC. After the offering, iHC owned all of the outstanding shares of CCOH’s Class B common stock, representing 99 percent of CCOH’s total voting power.

iHM (formerly known as CC Media Holdings, Inc.) was incorporated in Delaware in May 2007 for the purpose of acquiring iHC through a leveraged buyout, which was completed on July 30, 2008 (the “Merger”). The Merger resulted in the Debtors ultimately being owned by affiliates of Bain Capital, LP (“Bain”), Thomas H. Lee Partners, L.P. (“THL”), certain other individuals and entities, and public shareholders. Bain and THL together control approximately two-thirds of the voting power of all of iHM’s outstanding common stock, with certain individuals, entities, and the public owning the remaining one-third.30 As a result of the Merger, iHC began to operate as a wholly-owned subsidiary of CC Media Holdings, Inc. On September 16, 2014, CC Media Holdings, Inc. was rebranded as iHM to reflect the company’s expanding digital content, and Clear Channel Communications, Inc. became iHeartCommunications, Inc.

iHC has seven wholly-owned direct subsidiaries, including Clear Channel Holdings, Inc. (“CCH”), a Nevada corporation, which owns the majority of the indirect subsidiaries of iHC and is the primary operating subsidiary of the Debtors.31

B.	iHeart’s Business Operations

As discussed above, iHeart is a diversified media, entertainment, and data company reaching across multiple advertising-supported and consumer-focused platforms. iHeart’s radio stations, all-in-one digital music, podcasting and live streaming radio, on-demand service, and unique collection of assets enable it to deliver compelling content, as well as innovative and effective marketing campaigns for advertisers and marketing, creative, and strategic partners across the globe.

iHeart operates three primary business segments: (a) iHeartMedia (the “iHM Segment”); (b) Americas Outdoor Advertising; and (c) International Outdoor Advertising (Americas Outdoor Advertising and International Outdoor Advertising, together, the “Outdoor Segments”). The iHM Segment provides media and entertainment services via broadcast and digital delivery. The Outdoor Segments are operated by entities that are not Debtors in the Chapter 11 Cases. The Debtors provide certain executive, administrative, and support functions, including treasury, accounting, tax, finance, administration, legal, human resources, marketing, and information technology to the Outdoor Segments.

[30]

Bain and THL each own their Class B shares through Clear Channel Capital IV, LLC and their Class C shares through Clear Channel Capital V, L.P., which together represent approximately 66 percent of the voting power of iHM’s outstanding common stock. Other individuals and entities own approximately 23 percent of the voting power of iHM’s outstanding common stock, and public shareholders own the remaining approximately 11 percent of voting power of iHM’s outstanding common stock. In addition, affiliates of Bain and THL are Holders of Term Loan Credit Agreement Claims and PGN Claims.

[31]

Other wholly-owned direct subsidiaries of iHC include: Clear Channel Investments, Inc., a Nevada corporation; iHeartMedia Management Services, Inc., a Texas corporation; iHeart Media Tower Co. Holdings, LLC, a Delaware limited liability company; iHM Identity, Inc., a Texas Corporation; CC Finco Holdings, LLC, a Delaware limited liability company; and Clear Channel Metro LLC, a Delaware limited liability company.

The iHM Segment reaches approximately 271 million listeners monthly with its broadcast radio stations alone, giving it a greater reach in the United States than any other media company. For the year ended December 31, 2017, the Debtors recognized approximately $1.01 billion of OIBDAN32 and $3.58 billion of revenue.

As of the Petition Date, the Debtors employ more than 12,400 employees, approximately 9,400 of which work full-time, and approximately 3,000 of which work part-time. Approximately 700 employees are members of various labor unions and are covered by 35 collective bargaining agreements between the Debtors and various labor unions.

1.	iHM Segment

The iHM Segment is a leading audio company that provides media and entertainment services, which are delivered across various platforms, including radio broadcasting, online, mobile, digital and social media, podcasts, personalities and influencers, data insights, live concerts and events, syndication, and music research services.

As of December 31, 2017, the iHM Segment owned and operated 849 radio stations across the country serving over 160 markets, including 45 of the top 50 markets and 82 of the top 100 markets, and also operated digital on-demand and custom radio services including the distribution of various streaming radio stations not owned by the Debtors via iHeartRadio (collectively, the “Radio Station Business”). The Radio Station Business’ stations and content can be heard on AM/FM or satellite radio, iHeartRadio and its radio station websites, or at iHeartRadio.com. iHeartRadio is a digital radio platform and can be heard on over 200 platforms, including: digital auto dashes, tablets, wearables and smartphones, virtual assistants, smart speakers, TVs, and gaming consoles. iHeartRadio offers users thousands of live radio stations, personalized custom artist stations created by just one song or seed artist, and top podcasts and personalities. With 1.7 billion downloads and upgrades, iHeartRadio has reached more than 110 million registered users.

The iHM Segment also operates: (a) Premiere Networks, Inc. (“Premiere”), a national radio network that produces, distributes, or represents 112 syndicated radio programs and serves more than 6,000 radio station affiliates across the United States, including popular programs featuring top talent such as Ryan Seacrest, Rush Limbaugh, Sean Hannity, Glenn Beck, Delilah, Elvis Duran, Bobby Bones, Breakfast Club, Big Boy, and Steve Harvey, among others; and (b) Total Traffic & Weather Network (“TTWN”), which delivers real-time traffic and weather information, news, and sports content via navigation systems. TTWN reaches more than 210 million listeners monthly across more than 200 markets in the United States, Canada, and Mexico with services to nearly 2,000 radio stations and approximately 80 television affiliates.

Additionally, the iHM Segment curates, promotes, and produces nationally-recognized iHeartRadio-branded live music events for its listeners and advertising partners, including the iHeartRadio Music Festival, the iHeartRadio Music Awards, the nationwide iHeartRadio Jingle Ball Tour presented by Capital One, the iHeartRadio Wango Tango by AT&T, the iHeartCountry Festival, the iHeartRadio Fiesta Latina, and iHeartRadio ALTer Ego. These live events feature many of the music industry’s top artists.

[32]

OIBDAN, like EBITDA, is a proxy for analyzing a company’s operating performance. OIBDAN is an important indicator of iHeart’s operational strength and performance because it provides a link between operational performance and operating income. iHeart uses OIBDAN as one of the primary measures for the planning and forecasting of future periods, as well as for measuring performance for compensation of executives and other members of management.

iHeart’s national and local advertisers cover a wide range of categories, including consumer services, retailers, entertainment, health and beauty products, telecommunications, automotive, media, and political. iHeart’s contracts with these advertisers range from less than one year to multi-year terms.

In 2016 and 2017, the iHM Segment generated 54 percent and 56 percent, respectively, of iHeart’s total yearly revenue and 95 percent and 96 percent, respectively, of the Debtors’ yearly revenue. The iHM Segment’s primary source of revenue is the sale of local and national advertising on its radio stations, with contracts typically less than one year in duration. Revenue is also generated from advertising on the digital platform, network compensation, online services, events, and other miscellaneous transactions. These other sources supplement the iHM Segment’s traditional advertising revenue without increasing on-air advertising time.

2.	Katz Media

The Debtors also operate Katz Media Group (“Katz Media”), a leading media representation firm in the United States. Katz Media sells national spot advertising time for clients in the radio and television industries. National spot advertising is commercial airtime sold to advertisers on behalf of radio and television stations. Katz Media represents its media clients pursuant to media representation contracts, which typically have terms of up to ten years in length. As of December 31, 2017, Katz Media represented more than 3,000 radio stations and more than 900 television and digital multicast stations throughout the United States.

In 2016 and 2017, Katz Media generated 3 percent, and 2 percent, respectively, of iHeart’s total yearly revenue and 5 percent and 4 percent, respectively, of the Debtors’ yearly revenue, primarily through the contractual commissions realized from the sale of national spot and online advertising described above.

3.	Non-Debtor Affiliates Business Operations (Clear Channel Outdoor)

The Debtors also directly or indirectly own approximately 89.5 percent of the economic interests in CCOH,33 which is a non-debtor affiliate that owns the Outdoor Segments and operates them through various subsidiaries. The Outdoor Segments and these entities are not part of the Chapter 11 Cases. The Outdoor Segments provide outdoor advertising services globally using various digital and traditional display types, including printed and digital billboards, street furniture and transit displays, airport displays and wallscapes, and other spectaculars, which are either owned or operated under lease management agreements.

As of December 31, 2017, iHeart owned or operated approximately 94,000 display structures through Americas Outdoor Advertising, with operations in 43 of the 50 largest markets in the United States, including all of the 20 largest markets and more than 480,000 displays across 18 countries through International Outdoor Advertising.

[33]

The remainder of the equity interests in CCOH are publicly traded on the New York Stock Exchange. Although the Debtors have approximately 89.5 percent of the outstanding shares of CCOH’s common stock, the Debtors have approximately 99 percent of the total voting power of CCOH’s common stock.

In 2016 and 2017, the Outdoor Segments generated 43 percent and 42 percent, respectively, of iHeart’s total yearly revenue. The Outdoor Segments’ revenue is derived from local and national sales of advertising copy placed on printed and digital displays as described above. As of December 31, 2017, the Outdoor Segments had approximately $5.3 billion of debt comprised of the following:

CCWH[34] Subsidiary Notes	Principal (US$ millions)	Guarantors[35]
6.5% Senior Notes Due 2022 (Series A & B)	2,725	CCOH, CCO
7.625% Senior Subordinated Notes Due 2020 (Series A & B)	2,200	CCOH, CCO

Total CCWH Subsidiary Notes	$4,925 million
CCI BV36 Subsidiary International Notes
8.75% Senior Notes Due 2020	375	International Guarantors	[37]

Total Outdoor Segments Funded-Debt Obligations	$5,300 million

C.	The Debtors’ Prepetition Capital Structure

As of the Petition Date, the Debtors were liable for approximately $16 billion in aggregate funded-debt obligations. The table below summarizes the Debtors’ prepetition capital structure.

ABL Credit Agreement	Principal (US$ millions)		Guarantors
Outstanding Indebtedness	371		Guarantor Debtors
Term Loan Credit Agreement
Term Loan D Facility Due 2019	5,000		Guarantor Debtors
Term Loan E Facility Due 2019	1,300		Guarantor Debtors

Total Term Loan Credit Agreement	$6,300 million

PGNs (as defined herein)			Guarantors
9.0% PGNs Due 2019	2,000		Guarantor Debtors
9.0% PGNs Due 2021	1,750		Guarantor Debtors
11.25% PGNs Due 2021	1,052	[38]	Guarantor Debtors
9.0% PGNs Due 2022	1,000		Guarantor Debtors

[34]	“CCWH” means Clear Channel Worldwide Holdings, Inc., a non-Debtor indirect subsidiary of CCOH.
[35]	Certain domestic subsidiaries are also included as Guarantors.
[36]	“CCI BV” means Clear Channel International B.V., a non-Debtor subsidiary of CCOH.
[37]

As set forth in the table, the following non-Debtors are guarantors of the CCI Subsidiary International Notes (the “International Guarantors”): Clear Channel Nederland Holding B.V. (formerly known as CCH Holding B.V.); Clear Channel Belgium Sprl; Clear Channel Nederland B.V. (formerly known as Clear Channel Hillenaar B.V.); Clear Channel Holding AG; Clear Channel Holdings, Ltd.; Clear Channel International Holdings B.V.; Clear Channel International, Ltd.; Clear Channel Overseas, Ltd.; Clear Channel Sales AB; Clear Channel Schweiz AG; Clear Channel Sverige AB; Clear Channel UK Ltd.; and Clear Channel Holding AG.

[38]

Includes the Exchange 11.25% PGNs consisting of approximately $476 million in principal amount of 11.25% PGNs issued in 2017 under separate CUSIPs, $180.8 million of which are held by CCH, and are eliminated in the consolidated financial statements.

10.625% PGNs Due 2023	950		Guarantor Debtors

Total PGNs	$6,752 million

2021 Notes
Outstanding Indebtedness	2,235	[39]	Guarantor Debtors	[40]
Legacy Notes

5.5% Legacy Notes Due 2016	57	[41]	None
6.875% Legacy Notes Due 2018	175		None
7.25% Legacy Notes Due 2027	300		None
Total Legacy Notes	$532 million

Total Funded Debt Obligations	$16,190 million

1.	ABL Credit Agreement

As of the Petition Date, the Debtors had a total of $371 million aggregate principal amount outstanding under the ABL Credit Agreement. The ABL Credit Agreement provided revolving credit commitments of up to the lesser of the aggregate revolving credit commitments or the borrowing base amount. The borrowing base amount at any time equaled 97.5 percent of the eligible accounts receivable of iHC and certain of its subsidiaries. Borrowings under the ABL Credit Agreement were scheduled to mature, and lending commitments thereunder would have terminated, on November 30, 2020. The ABL Credit Agreement was guaranteed by, subject to certain exceptions, the Guarantor Debtors. All obligations under the ABL Credit Agreement and the guarantees of those obligations were secured by a first-priority security interest in all of iHC’s and the Guarantor Debtors’ accounts receivable, related assets, and proceeds thereof, which were senior to the security interest of the Term Loan Credit Agreement (as defined below), subject to permitted liens and certain exceptions. On June 14, 2018, the loans and other obligations outstanding under the ABL Credit Agreement were repaid in full, subject to the possible disgorgement of certain Disputed ABL Obligations (as defined below) pursuant to the ABL Payoff Stipulation (as defined below), as further described in Article VII.M of this Disclosure Statement.

2.	Senior Debt Obligations (Term Loan Credit Agreement and PGNs)

As of the Petition Date, the Debtors had a total of $13,052 million of funded debt obligations arising from the Term Loan Credit Agreement and PGNs. Until such time as $500 million or less of principal remains outstanding under the Legacy Notes (the “Springing Lien Trigger Date”), the Debtors’ Term Loan Credit Agreement and PGNs are both secured by pari passu first-priority liens in the capital stock of iHC and certain property and related assets that do not constitute “Principal Property” (as defined in the Legacy Notes Indenture), and pari passu second-priority liens in all of iHC’s and the Guarantor Debtors’ accounts receivable, related assets, and proceeds thereof, subject to permitted liens and certain exceptions. Article VI.D below discusses in more detail the collateral under the Term Loan Credit Agreement and the PGNs,the relevance of the Springing Lien Trigger Date, and certain disputes regarding the Springing Lien Trigger Date.

[39]	Includes approximately $453.9 million outstanding of the 2021 Notes held by CCH, which are eliminated in the consolidated financial statements.
[40]	See discussion in Article V.C.3 of this Disclosure Statement of certain “Notices of Release” received from certain holders of the 2021 Notes.
[41]	Reflects $57.1 million of outstanding 5.50% Legacy Notes held by CCH, which are eliminated in the consolidated financial statements.

(a)	Term Loan Credit Agreement

As of the Petition Date, the Debtors had a total of $6.3 billion outstanding under the Term Loan Credit Agreement. The Term Loan Credit Agreement consists of a $5.0 billion term loan D facility, which matures on January 30, 2019, and a $1.3 billion term loan E facility, which matures on July 30, 2019. The Term Loan Credit Agreement is guaranteed by iHeartMedia Capital I, LLC and each of iHC’s existing and future material wholly-owned domestic restricted subsidiaries, subject to certain exceptions. All obligations under the Term Loan Credit Agreement, and the guarantees of those obligations, are secured, subject to permitted liens, by: (a) a first-priority security interest in (i) the capital stock of iHC pledged by iHeartMedia Capital I, LLC, (ii) 100 percent of the capital stock of any future material wholly-owned domestic license subsidiary that is not a “Restricted Subsidiary” under the Legacy Notes Indenture, (iii) certain assets that do not constitute “Principal Property” (as defined in the Legacy Notes Indenture), and (iv) certain specified assets of iHC and the Guarantor Debtors that constitute “Principal Property” (as defined in the Legacy Notes Indenture) securing obligations under the Term Loan Credit Agreement up to 15 percent of the total consolidated stockholders’ equity of iHeart; and (b) a second-priority security interest in the accounts receivable and related assets securing the ABL Credit Agreement.

(b)	PGNs

As of the Petition Date, the Debtors had a total of $6,752 million outstanding aggregate principal amount of its priority guarantee notes (collectively, the “PGNs”). The PGNs consist of: (a) $2,000 million of 9.0% PGNs Due 2019; (b) $1,750 million of 9.0% PGNs Due 2021; (c) $1,052 million of 11.25% PGNs; (d) $1,000 million of 9.0% PGNs Due 2022; and (e) $950 million of 10.625% PGNs. The PGNs are guaranteed by, subject to certain exceptions, the Guarantor Debtors. Subject to certain exceptions, all obligations under the PGNs and the guarantees of those obligations are secured by: (a) a first-priority security interest, equal in priority to the liens securing the obligations under the Term Loan Credit Agreement, in (i) capital stock of iHC pledged by iHeartMedia Capital I, LLC and (ii) certain assets that do not constitute “Principal Property” (as defined in the Legacy Notes Indenture); and (b) a second-priority security interest in the accounts receivable and related assets securing the ABL Credit Agreement. As described further below, the 9.0% PGNs Due 2019 are party to a collateral sharing agreement with the Term Loan Credit Agreement Agent.

3.	2021 Notes

As of the Petition Date, the Debtors had a total of $2,235 million outstanding aggregate principal amount of 2021 Notes. Article 10 and Article 11 of the indenture governing the 2021 Notes provides that the 2021 Notes are fully and unconditionally guaranteed by the Guarantor Debtors, which guarantees are subordinated to (among other enumerated categories) the guarantees of the ABL Credit Agreement, the Term Loan Credit Agreement, and certain PGNs, but rank equal to all other senior indebtedness of the Guarantor Debtors.

Notably, the 2021 Notes Trustee has asserted that the indenture for the 2021 Notes has an “equal and ratable” provision that prohibits iHC and the Guarantor Debtors from granting a security interest (other than certain enumerated permitted liens and other enumerated exceptions) to any party “unless . . . the Notes or the Guarantees are equally and ratably secured.”42 Given this provision, certain Holders of 2021 Notes believe that in the event that the Holders of Legacy Notes are granted liens on the Springing Collateral (which liens do not constitute permitted liens or other enumerated exceptions) the 2021 Notes would be contractually entitled to receive liens on the Springing Collateral that are pari passu with the liens that are granted to the Holders of Legacy Notes.

[42]	2021 Notes Indenture § 4.12.

As further discussed in Article VII.L of this Disclosure Statement, on March 21, 2018, the Legacy Notes Trustee filed an adversary proceeding in the Chapter 11 Cases alleging that iHC and certain of its direct and indirect Debtor subsidiaries violated a negative covenant in the Legacy Notes Indenture by not granting equal and ratable mortgages to Holders of Legacy Notes Claims that would provide them with secured Claims pari passu to that of the PGNs. On March 26, 2018, Delaware Trust Company, solely in its capacity as successor 2021 Notes Trustee, filed a motion to intervene in the Legacy Notes Trustee’s adversary proceeding, arguing that the relief sought by the Legacy Notes Trustee was improper, but that if it were to be granted, the holders of the 2021 Notes should be entitled to the same relief.

On January 12 and February 28, 2018, the Debtors received a notice of release (the “Notice of Release”) from approximately $670 million of beneficial holders of the 2021 Notes purportedly releasing the Guarantor Debtors of the 2021 Notes from all guarantee obligations under the 2021 Notes as set forth in the Notice of Release. The stated purpose of the Notice of Release was to “improve [iHC’s] financial condition in order to maximize [Holders of 2021 Notes Claims’] recoveries to be paid by [iHC] on account of the [2021 Notes.]” The Debtors subsequently received additional Notices of Release from other beneficial holders of 2021 Notes. The 2021 Noteholder Group (as defined below) asserts that Notices of Release have been provided by beneficial holders of approximately $1.2 billion of the 2021 Notes. To the extent such Notices of Release were effective, which is in dispute, such beneficial holders that executed such Notices of Release would not have Claims against the Guarantor Debtors in respect of their guarantee obligations under the 2021 Notes Indenture.

4.	Legacy Notes

As of the Petition Date, iHC had approximately $532 million outstanding aggregate principal amount of Legacy Notes. The Legacy Notes consist of: (a) $175 million of 6.875% Legacy Notes, which mature on June 15, 2018; (b) $300 million of 7.25% Legacy Notes, which mature on October 15, 2027; and (c) $57 million of 5.50% Legacy Notes, which are currently held by Debtor CCH and remain unpaid following their December 15, 2016 maturity date.

The Legacy Notes are senior, unsecured obligations that are subordinated to iHC’s secured indebtedness to the extent of the value of iHC’s assets securing such indebtedness and are not guaranteed by any of iHC’s subsidiaries. As a result, the Legacy Notes are structurally subordinated to all indebtedness and other liabilities of iHC’s subsidiaries. The Legacy Notes rank equally in priority with all of iHC’s existing and future senior unsecured indebtedness and senior in priority to all existing and future subordinated indebtedness.

Notably, the indenture for the Legacy Notes has an “equal and ratable” provision that prohibits iHC from granting a security interest to any party in certain specific collateral (i.e., the Springing Collateral (as defined herein)) “without in any such case making effective provision whereby all of the [Legacy Notes] Outstanding shall be directly secured equally and ratably with such debt.”43 Given this provision, upon the occurrence of the Springing Lien Trigger Date under the Term Loan Credit Agreement and the PGNs, the Legacy Notes Trustee asserts that the Legacy Notes would be contractually entitled to receive liens on

[43]

Legacy Notes Indenture § 1006. There is, however, an exception that allows for other parties to receive a security interest in Principal Property (as defined herein) so long as the debt secured by that interest, and any other Permitted Mortgage (as defined in the Legacy Notes Indenture), does not exceed 15 percent of the total consolidated stockholders’ equity of iHeart (the “15 Percent Exception”).

certain collateral that are pari passu with the liens that spring into existence under the Term Loan Credit Agreement and the PGNs. As further discussed in Article VII.L of this Disclosure Statement, on March 21, 2018, the Legacy Notes Trustee filed an adversary proceeding in the Chapter 11 Cases alleging that iHC and certain of its direct and indirect Debtor subsidiaries violated a negative covenant in the Legacy Notes Indenture by not granting equal and ratable mortgages to Holders of Legacy Notes Claims that would provide them with secured Claims pari passu to that of the PGNs.

5.	Intercompany Debt Owed by iHC to CCOH

The Debtors provide certain executive, administrative, and support functions, including treasury, accounting, tax, finance, administration, legal, human resources, marketing, and information technology to CCOH pursuant to that certain Corporate Services Agreement dated November 10, 2005 by and between iHeartMedia Management Services, Inc. and CCOH (the “Corporate Services Agreement”). The Corporate Services Agreement requires that substantially all of the excess cash generated from CCOH’s domestic operations be swept into the Debtors’ cash management system on a daily basis after CCOH pays its accounts payable (including servicing debt) and payroll. If CCOH has a forecasted net cash need, iHeart, in its discretion, may advance funds from its master concentration account into the Clear Channel Outdoor cash management system. The Debtors incur costs on account of corporate services for the benefit of CCOH and charge those costs to CCOH based on actual direct costs incurred or allocated based on headcount, revenue, or other factors on a pro rata basis. The allocation of these costs results in Intercompany Claims between the Debtors and CCOH that are recorded in the net balance of the Intercompany Revolving Promissory Note.

Net amounts owed from the Debtors to CCOH are evidenced by the Intercompany Revolving Promissory Note. The Intercompany Revolving Promissory Note is callable on demand by a committee of independent directors of CCOH under certain circumstances, contingent primarily on iHeart’s liquidity. As of the Petition Date, the Intercompany Revolving Promissory Note had a balance of approximately $1,032 million owed from iHC to CCOH.

On November 29, 2017, CCOH amended the Intercompany Revolving Promissory Note, which resulted in the extension of the maturity date of the Intercompany Revolving Promissory Note from December 15, 2017 to May 15, 2019 and established the interest rate on the Intercompany Revolving Promissory Note at 9.3 percent per annum, subject to certain exceptions. On December 29, 2017, Norfolk County Retirement System brought a derivative lawsuit in the Delaware Court of Chancery on behalf of nominal defendant, CCOH, against: (a) iHC; (b) iHM; (c) Bain; (d) THL; and (e) CCOH’s board of directors (collectively, the “Defendants”) alleging, among other things, that the Defendants breached fiduciary duties owed to CCOH in connection with entering into the amendment (the “CCOH Litigation”). The Debtors, CCOH, and all other Defendants believe all allegations are meritless.

6.	Intercompany Debt Owed by CCOH to Debtors

Debtor iHM Identity, Inc. and non-Debtor Outdoor Management Services, Inc. (“Outdoor Management”) are party to the License Agreement (as defined herein), pursuant to which iHM Identity, Inc., as owner of the Debtors’ intellectual property, grants Outdoor Management a license to use certain intellectual property (as described in detail in Article VII.P herein) in exchange for an annual royalty payment. Amounts payable by Outdoor Management under the License Agreement are settled on the last day of every quarter and are reflected in adjustments to the cash management notes.

7.	Debt Held by Debtors

Certain of the Debtors’ funded debt obligations are held by CCH, a Debtor in the Chapter 11 Cases. Specifically, as of the Petition Date, CCH held: (a) $57.1 million in principal of 5.50% Legacy Notes; (b) $180.8 million in principal of Exchange 11.25% PGNs; and (c) $453.9 million in principal of 2021 Notes. Under the Plan, Intercompany Notes Claims that are (i) Allowed Secured Term Loan / 2019 PGN Claims will be cancelled without any distribution on account of such Allowed Claims; (ii) Allowed Secured Non-9.0% PGN Due 2019 Claims Other Than Exchange 11.25% PGN Claims will be cancelled without any distribution on account of such Allowed Claims; (iii) Allowed Secured Exchange 11.25% PGN Claims will be cancelled without any distribution on account of such Allowed Claims; (iv) Allowed iHC 2021 / Legacy Notes Claims will be cancelled without any distribution on account of such Allowed Claims, and the distribution that otherwise would have been made on account of such Allowed Claims will be allocated, Pro Rata, to Holders of Allowed 2021 Notes Claims and Allowed Legacy Notes Claims that are not Intercompany Notes Claims, respectively; and (v) Intercompany Notes Claims that are Allowed Term Loan / PGN Deficiency Claims shall be allocated, Pro Rata, to Holders of Allowed Term Loan / PGN Deficiency Claims that are not Intercompany Notes Claims.

8.	iHM Common Stock

Shares of iHM’s class A common stock (ticker: IHRT) have traded on the Over-the-Counter Market since August 8, 2008. There is no established public trading market for iHM’s class B and class C common stock. All outstanding shares of class B common stock are held by Clear Channel Capital IV, LLC (50 percent of which is owned by affiliated investment funds of Bain and 50 percent of which is owned by affiliated investment funds of THL), and all outstanding shares of class C common stock are held by Clear Channel Capital V, L.P. (50 percent of which is owned by affiliated investment funds of Bain and 50 percent of which is owned by affiliated investment funds of THL). Bain and THL, through their class B and class C common stock, each control approximately 33 percent of the voting power of iHM’s outstanding common stock. Other individuals and entities own approximately 23 percent of the voting power of iHM’s outstanding common stock, and public shareholders own the remaining approximately 11 percent of voting power of iHM’s outstanding common stock.

ARTICLE VI.

EVENTS LEADING TO THE CHAPTER 11 FILINGS

A.	Market Decline and Industry-Specific Challenges

Among other macroeconomic and industry-specific challenges, the financial crisis that began shortly after the acquisition of iHeart in 2008 significantly reduced advertising and marketing spending, leading to declining advertising revenues across iHeart’s businesses. Concurrently, new competitors entered the broader media and entertainment industry, leading iHeart’s advertising customers to redeploy certain of their advertising spending to the rapidly-growing digital advertising industry. These changes have been felt throughout the radio industry. For example, iHeart’s largest broadcast radio competitor, Cumulus Media Inc., sought chapter 11 bankruptcy protection on November 29, 2017 and consummated a chapter 11 plan on June 4, 2018.

In order to keep pace with competition from within the broader media industry, iHeart has continued its transformation from a terrestrial radio broadcasting company into a diversified media, entertainment, and data company. This included the addition of streaming, digital formats, and live events. iHeart’s transformation has led to continued revenue growth and outperformance of the broadcast radio industry. In line with this strategy, the Debtors expect the traditional terrestrial radio broadcasting market to continue to decline in the coming years.

B.	Reducing Costs and Other Operational Initiatives

In response to deteriorating market conditions, the Debtors implemented various initiatives to reduce costs and increase revenue generating opportunities. For instance, iHeart has continuously reduced headcount to fund growing business segments, consolidated locations and positions, and cancelled burdensome contracts.

In 2014, the Debtors executed an iHeart restructuring plan with an objective to reduce operating expenses without impacting top line revenue. The plan included increasing the management spans of control in the sales organization, eliminating certain highly compensated employees, reducing programming costs by moving towards centralized resources, and reducing overhead in the Katz Media Segment. As a result, operating expenses were reduced by roughly $60 million.

Additionally, throughout 2017, the Debtors implemented further cost-saving initiatives and decreased iHeart’s employee headcount by roughly 4 percent, producing $30 million in annualized savings. The Debtors leveraged a good deal of their overall savings to invest in supporting the key growing portions of their business, such as the launch of iHeart on demand, a national sales channel, programmatic sales systems, data analytics, and smart audio products.

Since 2008, the Debtors have used capital market transactions to, among other things, address sizeable maturities under their debt documents that came due between 2011 and 2018 and opportunistically capture discount on debt that was trading in the market at prices significantly below par. In particular, iHeart undertook various refinancings and exchange offers through the issuance of PGNs between 2011 and 2015, the proceeds of which were used to repay approximately $2.9 billion of obligations outstanding under the Term Loan Credit Agreement. In 2016, the Debtors purchased approximately $383.0 million of 10 percent unsecured notes that matured in January 2018 (the “10% Unsecured Notes”) for $222.2 million. In 2017, the Debtors exchanged approximately $537.0 million of 11.25% PGNs Due 2021 for approximately $537.0 million of 10% Unsecured Notes, of which $241.4 million were exchanged by a subsidiary of iHC.

C.	Broader Media Litigation

Late in 2015, with iHC’s debt trading at historic discounts below face value, iHC utilized certain investment baskets under its PGN indentures to transfer $516 million worth of shares of CCOH stock to Broader Media, LLC (“Broader Media”), an unrestricted subsidiary under the PGNs. iHC transferred the shares to provide greater flexibility in support of future financing transactions, share dispositions, and other similar transactions. Following the disclosure of the transfer, a subset of holders of the PGNs issued threats and notices of default on the basis that the contributions were not permitted “Investments” under the PGN indentures.

As a result of the threats and the notices of default, in March 2016, iHM commenced litigation in the District Court of Bexar County, Texas. Following a trial, on May 24, 2016, the trial court ruled, among other things, that the transfer of the shares to Broader Media was appropriate. The court issued a declaratory judgment that the transfer did not violate the PGN Indentures and issued a permanent injunction rescinding the notices of default and enjoining future notices of default. On October 11, 2017, the Texas Fourth Court of Appeals affirmed this ruling on appeal. The time to seek further review by the Texas Supreme Court has been stayed.

On July 26, 2016, iHM commenced a separate lawsuit in the District Court of Bexar County, Texas seeking damages for the PGN Defendants’ interference with prospective economic advantage, economic duress, civil conspiracy, and breach of the covenant of good faith and fair dealing, based on the PGN Defendants’ threats and notices of default. iHM filed an amended petition in this action on December 12, 2016. This lawsuit has been stayed.

D.	The “Collateral Flip” Issue and Related Litigation

The Debtors provide the following summary of the issues and disputes for informational purposes only. Other stakeholders have differing views on the issues, including the operation and import of the contract provisions summarized below, and nothing in this summary will prejudice or waive any stakeholder’s rights in this regard.

As noted above, when the Legacy Notes were issued, the holders of Legacy Notes were not granted a security interest in any of iHC or its subsidiaries’ assets, and the indenture governing the Legacy Notes prohibits iHC from granting, subject to the 15 Percent Exception, a security interest to any party in (a) stock of iHeart subsidiaries (other than certain designated exceptions), including the stock in the Clear Channel Outdoor business (“Subsidiary Stock”), (b) intercompany notes owed among iHC and its subsidiaries (“Intercompany Notes”), and (c) assets of iHC subsidiaries defined as “Principal Property”44 (such Subsidiary Stock, Intercompany Notes, and Principal Property, collectively, the “Springing Collateral”) “without in any such case making effective provision whereby all of the Legacy Notes Outstanding shall be directly secured equally and ratably with such debt.”45

When issued, the loans under the Term Loan Credit Agreement were granted a security interest in all assets of iHC and the Guarantor Debtors except for certain “Excluded Assets,” which exclusion automatically falls away with respect to the Springing Collateral (unless independently carved-out of the collateral by one of the other categories of excluded assets) upon the occurrence of the Springing Lien Trigger Date.46 The assets falling into the definition of “Excluded Assets” under the Term Loan Credit Agreement included (a) Subsidiary Stock and (b) the Intercompany Notes. In addition, the amount of the Term Loan Credit Agreement secured by assets of certain of iHeart’s subsidiaries defined as Principal Property was capped at the 15 Percent Exception. Structuring the Term Loan Credit Agreement this way avoided triggering the requirement to provide security in the Excluded Assets (on a pari passu basis with the Term Loan) to the approximately $5.0 billion of Legacy Notes that were outstanding at the time of the Merger. Instead, the seniority of the Term Loan Credit Agreement to the Legacy Notes was established by virtue of their guarantees against the Guarantor Debtors (which the Legacy Notes do not have). Pursuant to the terms of the Term Loan Credit Agreement, the Term Loan Credit Agreement automatically receives the benefit of the Subsidiary Stock and the Intercompany Notes, and the 15 Percent Exception automatically falls away with respect to the Principal Properties securing the Term Loan Credit Agreement, only upon the occurrence of the Springing Lien Trigger Date (i.e., when there was significantly less non-Term Loan Credit Agreement debt that would share pari passu with respect to such collateral). In 2008, the agent under the Term Loan Credit Agreement filed UCC-1 Financing Statements asserting such security interests (if and when arising) in virtually all of iHC’s property, including Principal Property.

[44]

“Principal Property” is generally defined as radio broadcasting property, television broadcasting property, or outdoor advertising property other than such properties that, in the aggregate, are not of "material importance to the total business conducted by the Company and its subsidiaries as an entirety.”

“Non-Principal Property” is generally defined by reference to (i) a schedule attached to a non-principal properties security agreement, which includes certain radio stations, radio broadcast towers, material contracts, and leases, and (ii) certain entities that entered into a non-principal properties security agreement granting liens over substantially all of their assets.

[45]	Legacy Notes Indenture § 1006.
[46]

The collateral exclusion automatically falling away upon the occurrence of the Springing Lien Trigger Date and the Term Loan Credit Agreement (and PGNs, as discussed below) receiving the benefit of the Springing Collateral, which then triggers the obligation under the indenture for the Legacy Notes to grant such collateral to the Legacy Notes, frequently is referred to by the parties as the “collateral flip” (the “Collateral Flip”).

When iHC subsequently issued PGNs, the PGNs were granted a security interest in all assets of iHeart except for the “Excluded Assets,” which would become subject to a security interest only upon the occurrence of the Springing Lien Trigger Date.47 The assets falling into the definition of “Excluded Assets” for the PGNs were (a) Subsidiary Stock, (b) Intercompany Notes, and (c) assets of iHeart’s subsidiaries defined as Principal Property. Thus, unlike the Term Loans, the PGNs were not granted a security interest in Principal Property up to the threshold provided by the 15 Percent Exception. Instead, Principal Property becomes part of the PGNs’ security interest upon the occurrence of the Springing Lien Trigger Date. The 9.0% PGNs Due 2019 (which were issued in exchange for Term Loans), however, are party to a collateral sharing agreement with the agent under the Term Loan Credit Agreement which provides that to the extent the lenders party to the Term Loan Credit Agreement (the “Term Loan Lenders”) receive the benefit of any Principal Properties collateral based on the 15 Percent Exception, they must share such benefit pro rata with the 9.0% PGNs Due 2019. Like the agent under the Term Loan Credit Agreement, the trustees to the PGNs filed UCC-1 Financing Statements asserting security interests (if and when arising) on virtually all of iHeart’s assets, including Principal Property.

On December 15, 2016, there was a scheduled maturity of $250 million of Legacy Notes. If iHC had repaid those 2016 Legacy Notes in their entirety, the total amount of Legacy Notes outstanding would have fallen to $475 million and the Springing Lien Trigger Date would have occurred. On or around October 23, 2014, an indirect subsidiary of iHC, non-Debtor CC Finco, LLC (“CC Finco”), purchased 2016 Legacy Notes in the principal amount of $57.1 million (the “Outstanding 2016 Legacy Notes”).48 The Debtors determined to withhold payment of the $57.1 million of Legacy Notes held by CCH.

Certain of the Debtors’ Term Loan Lenders and holders of PGNs and Legacy Notes disputed the Debtors’ position that iHC could prevent the occurrence of the Collateral Flip by withholding repayment on these notes. On December 12, 2016, the Debtors commenced litigation in the District Court of Bexar County, Texas seeking declaratory judgments that the Springing Lien Trigger Date had not occurred (i.e., that the Collateral Flip had not happened), which litigation has since been stayed.

On February 26, 2018, holders of the unsecured Legacy Notes and the Legacy Notes Trustee initiated an action in New York state court seeking specific performance of the Legacy Notes Indenture and emergency injunctive relief. The plaintiffs argued that the “springing lien” provisions of the PGN indentures and the PGN security agreement amounted to “Hidden Encumbrances” on iHeart’s property, to which they were entitled to “equal and ratable” treatment. iHeart opposed this claim, asserting that the springing liens were neither “hidden” nor “encumbrances,” and that there was no interest granted in any of the Debtors’ property under the springing liens until there was an actual grant of a security interest. After the case was remanded from the United States District Court for the Southern District of New York,

[47]

Thus, the way the springing lien works under the security agreement for the Term Loan Credit Agreement with respect to the Principal Properties (whereby a “cap” on an existing security interest in the Principal Properties automatically “falls away” upon the occurrence of the Collateral Flip) differs from how it works under the security agreement for the PGNs (whereby Principal Properties are excluded from the existing security interest until the occurrence of the Collateral Flip). Collateral agents for both the Term Loan Credit Agreement and the PGNs have filed UCC-1 financing statements in “all assets” of iHC and the Guarantor Debtors based on their respective security agreements.

[48]	These Legacy Notes were subsequently transferred to CCH, which holds these Legacy Notes as of the Petition Date.

Delaware Trust Company, solely in its capacity as successor 2021 Notes Trustee, sought to intervene, arguing that the relief sought by the plaintiffs was improper, but that if it were to be granted, the holders of the 2021 Notes should be entitled to the same relief. The New York state court denied the plaintiffs’ request for a preliminary injunction, ruling that the holders of the Legacy Notes had failed to meet the standard for injunctive relief, that Plaintiffs had failed to follow required notice provisions in the Legacy Notes Indenture, and that actions regarding the priority and validity of unsecured claims were properly resolved in front of a bankruptcy court.

Because iHeart does not believe that the Collateral Flip has occurred, iHeart has not granted any interest of any kind in any of its property to the holders of the Legacy Notes or the Legacy Notes Trustee.

E.	Restructuring Negotiations with Stakeholders

Following the commencement of the Broader Media litigation, in early 2016, the Debtors engaged in extensive discussions and negotiations with certain members of the Term Loan/PGN Group for the first time regarding a comprehensive restructuring transaction that would substantially deleverage the Debtors. This included the Debtors and the Term Loan/PGN Group participating in a formal mediation process as well as the exchange of two rounds of proposals and counterproposals in May 2016 and June 2016, respectively. Ultimately, the Debtors and certain members of the Term Loan/PGN Group could not reach an agreement and the Debtors focused their efforts on developing and proposing a global exchange offer, which they launched in March 2017. After the launch of the global exchange offer, which did not gain significant traction across the Debtors’ creditors, the Debtors re-engaged with the Term Loan/PGN Group and their advisors in the middle of 2017. These discussions intensified over the last half of 2017 and other stakeholders also became heavily involved in these discussions, including (a) the Term Lender Group, represented by Arnold & Porter Kaye Scholer LLP (as counsel) and Ducera Partners (as financial advisor), (b) an ad hoc group of Holders of 2021 Notes Claims (the “2021 Noteholder Group”) represented by Gibson Dunn & Crutcher LLP and Quinn Emanuel Urquhart & Sullivan, LLP (as co-counsel) and GLC Advisors & Co. (as financial advisor), (c) the Legacy Noteholder Group represented by White & Case LLP (as counsel), and (d) the Debtors’ equity sponsors, represented by Weil, Gotshal & Manges LLP (as counsel). In particular, between October 2017 and March 2018, the Debtors and these stakeholder groups made significant progress on the terms of a consensual and comprehensive restructuring. This negotiation was reflected in a series of proposals and counter-offers disclosed by the Debtors during this time. As previously discussed, these discussions produced the Restructuring Support Agreement that has broad support across the Debtors’ capital structure.

F.	Appointment of Disinterested Directors and Formation of, and Evaluations by, Special Committee

In May of 2016, the board of directors or managers of iHC, iHeartMedia Capital I, LLC, and iHM appointed Frederic F. Brace and Charles H. Cremens as disinterested directors or managers (the “Disinterested Directors”). The Disinterested Directors authorized the hiring of Munger, Tolles & Olson LLP (“MTO”) and Perella Weinberg Partners LP (“PWP”) as independent counsel and independent financial advisor, respectively (the “Independent Advisors”), to assist the Disinterested Directors with fulfilling their fiduciary duties and addressing potential or actual conflict of interest matters for the Debtors. On October 5, 2016, the Debtors established a special committee (the “Special Committee”), whose members are the Disinterested Directors. The Special Committee has considered and made decisions with respect to, among other things, the maturing 2016 Legacy Notes, the exchange offer commenced in March 2017, and the entry into the Restructuring Support Agreement.

1.	Investigation of Potential Claims.

The Special Committee and the Disinterested Directors have also investigated potential Claims and Causes of Action against the equity interest owners of the Debtors, including Bain and THL. The Special Committee made comprehensive diligence requests to each of them, and MTO and PWP have reviewed and analyzed documents provided in response to the requests. MTO and PWP have also reviewed materials provided to them by the Debtors, including materials in the data room hosted by the Debtors, public filings made by the Debtors, board materials, and financial information about the Debtors. MTO has also interviewed several potential witnesses at Bain, THL, and the Debtors regarding these transactions. The investigation included legal and factual analyses of potential claims, and evaluation of the strengths and weaknesses of such claims.

MTO has regularly communicated with the Committee regarding potential claims and is coordinating with the Committee, the Debtors, and the Debtors’ other advisors to facilitate the completion of a parallel investigation by the Committee. The Committee also served its own diligence requests on the Debtors and Sponsors and interviewed Company personnel, and MTO has reviewed the materials provided in response to Committee diligence and has attended the Committee’s interviews.

The transactions reviewed for potential claims include (1) the terms of, and obligations incurred and payments made to, Bain and THL under that certain First Amended and Restated Management Agreement entered into as of July 28, 2008, (2) the 2008 LBO, (3) transactions with the Sponsors involving debt issued by the Debtors, and (4) the Company’s liability management program. With respect to those transactions, the investigation evaluated, to the extent potentially applicable, potential Claims for (a) fraudulent conveyance, (b) preference, (c) equitable subordination, and (d) breach of fiduciary duties and aiding and abetting breach of fiduciary duties.

The Special Committee examined with the Independent Advisors the strengths and weaknesses of potential proof of insolvency at pertinent times, for pertinent entities. With respect to potential challenges to the 2008 Management Agreement and the 2008 LBO, the Special Committee determined that such claims likely depend upon, among other things, proof of insolvency some 10 years prior to bankruptcy. In addition, various subsidiaries of the Debtors are liable on only a subset of the debt of iHC, making it more likely that those subsidiaries were solvent in 2008. The Special Committee also considered the internal marks by the Sponsors, who have marked their equity investments as positive from 2008 through the third quarter of 2017, and various impairment testing and other potential indicia of solvency or insolvency.

The Management Agreement provides for payment of $7.5 million per year to each Sponsor, paid semiannually, and they were paid amounts consistent with that agreement (up until payments ceased after March 1, 2017). In each instance, 42% of those fees were charged to CCOH. In the four years preceding March 14, 2018, Debtors (i.e., excluding CCOH) paid a total of $26.1 million in fees to the Sponsors. No management fees were paid within the one year preference period before bankruptcy. Each Sponsor has asserted a claim of $7.5 million for unpaid fees that they contend were owing at the beginning of September 2017 and March 2018. Those claims are asserted against each of the Debtors.

With respect to the management fees paid under the Management Agreement, the Sponsors’ position is that the Debtors were not insolvent at the time of the payments, that the amount of time spent and services provided were reasonably equivalent value, that satisfaction of the obligation under the Management Agreement constituted reasonably equivalent value, and that the Sponsors were entitled to a defense of value given in good faith for the services provided. In addition, the Sponsors provided information about the number of people devoted to projects at the Debtors, the hours and value of that time, and the areas of focus and effort. For example, information provided by the Sponsors showed that 62 professionals from the Sponsors devoted time to the Debtors. In addition, Bain tracked the hours of its people, and tracked an imputed market hourly value for those hours based on Bain’s understanding of benchmarked consulting rates. Those Bain records totaled over 86,000 hours by its personnel over the ten years from 2008 through 2017, with an imputed value of approximately $94.7 million. (THL does not maintain such hourly records). The Sponsors also provided descriptions of the types of projects and services provided, including service as directors, overall business strategy, growth and innovation, retention and recruiting of executives, company organization, cost reductions and efficiency, IT initiatives, and capital structure and liquidity management. The Special Committee interviews of witnesses from the Companies and the Sponsors confirmed that very substantial services were provided at a high level of expertise.

With respect to the Sponsors’ participation in transactions with the Debtors in connection with their debt holdings, they did so proportionately to their holdings (i.e., pro rata with other holders of such debt and at the request of other creditors). The Sponsors received interest payments over time corresponding to the amounts provided for under the debt instruments, and pro rata with other comparable debt holders. The Sponsors received interest payments within the one year preference period before bankruptcy, in the ordinary course, along with other holders.

With respect to potential claims related to board service and fiduciary duties, the Special Committee investigation reviewed board materials, information provided to the board, the process for decision making, and the basis for the decisions made, and strategy pursued. This included interviews with personnel from the Debtors and the Sponsors that included discussion of the prospects for the businesses and the perceived ability to achieve the business turnaround outside of bankruptcy and the negotiation with creditors over the terms of a reorganization when it became necessary pursue an in-court restructuring.

In connection with any potential claims against the Sponsors asserted by the Debtors or third parties, the Sponsors have asserted indemnification rights against each Debtor under the Management Agreements and bylaws. The Sponsors have also asserted offsets of $15 million in management unpaid fees during 2017-18.

The Special Committee has also considered as part of its evaluation that litigation of the potential claims against the Sponsors would be very costly and time consuming, as well as involving substantial uncertainties and disruptions.

2.	Entry into RSA and proposed Plan.

The Restructuring Support Agreement represents an extensively-negotiated, hard-fought agreement with holders of $12 billion of debt—a substantial majority of the capital structure—that provides substantial value to Debtors by avoiding litigation with the Senior Creditors, among others, avoiding a fight over collateral and use of cash collateral, providing a path to consensual (and thus more efficient) exit, ensuring cooperation from the Sponsors on taxes, which avoided a worthless stock deduction being taken by them (resulting in a change of ownership and potential limitations on tax attributes), and secures the support of the Senior Creditors to provide a material recovery to junior creditors. The parties that negotiated the Restructuring Support Agreement want a fresh start, free from any and all litigation once the plan goes effective. The releases implement that desire and are an essential part of the overall bargain.

The Special Committee approved entry into the Restructuring Support Agreement and pursuit of the Plan set forth therein, even though its investigation had not been fully completed, because of the substantial benefits of the Restructuring Support Agreement and because the Restructuring Support Agreement grants the Debtors a “fiduciary out,” and that “out” is likewise incorporated into the Plan.49 Thus, if information were to come to the Special Committee’s attention that rendered the releases unfair to the Debtors, the Special Committee could decide to terminate the Restructuring Support Agreement or modify the Plan to the extent necessary to comply with fiduciary obligations. Although the Special Committee’s advisors months ago collected and analyzed documents, interviewed witnesses from the Debtors and their equity holders, and analyzed the potential claims, the investigation was not finally concluded because the Special Committee wanted to have the benefit of the Committee’s views before reaching a final determination, and the Special Committee has been coordinating with the Committee to facilitate the completion of the Committee’s parallel investigation. Specifically, these efforts have included production of all non-privileged documents from the investigation, arranging for the Committee to interview senior management of the Debtors, and more than seven calls with Akin regarding diligence on the potential claims since the beginning of these Chapter 11 Cases. This approach is entirely appropriate to ensure that the Special Committee is satisfying its fiduciary obligations of informed decision making.

To date, nothing in the investigation has caused the Special Committee to believe that it should exercise the “fiduciary out” under the Restructuring Support Agreement or Plan, to terminate the Restructuring Support Agreement, or to seek to modify the releases contained in the Plan pursuant to the Restructuring Support Agreement.

ARTICLE VII.

MATERIAL DEVELOPMENTS AND

ANTICIPATED EVENTS OF THE CHAPTER 11 CASES

A.	Expected Timetable of the Chapter 11 Cases

The Restructuring Support Agreement requires the Debtors to secure an order approving the Disclosure Statement by July 7, 2018 (within 70 days of filing such document), subject to two potential 20-day extensions under certain circumstances. As of the date hereof, the Debtors had not satisfied the Restructuring Support Agreement’s deadline for entry of an order approving the Disclosure Statement. Certain of the Consenting Stakeholders presently have the right to terminate the Restructuring Support Agreement, but the Restructuring Support Agreement has not been terminated. Further, the Restructuring Support Agreement requires the Debtors to secure confirmation of a chapter 11 plan within 75 days of the entry of an order approving this Disclosure Statement. Finally, the Restructuring Support Agreement provides for an outside date to emerge from chapter 11 of March 14, 2019 (one year following the Petition Date), provided that the parties to the Restructuring Support Agreement are required to negotiate in good faith for a reasonable extension of this outside date if they have otherwise complied with the terms of the Restructuring Support Agreement and all other events and actions necessary for the occurrence of the Effective Date have occurred other than the receipt of regulatory or other approval of a governmental unit necessary for the occurrence of the Effective Date. Thus, to ensure that the Debtors and their stakeholders will benefit from the Restructuring Support Agreement, the Debtors intend to move as quickly as practicable during the Chapter 11 Cases. Accordingly, should the Debtors’ projected timelines prove accurate, the Debtors could emerge from chapter 11 within twelve months after the Petition Date. No assurances can be made, however, that the Bankruptcy Court will enter various orders on the timetable anticipated by the Debtors or that certain conditions precedent to the Effective Date (including receipt of FCC Approval or any required private letter ruling from the Internal Revenue Service (the “IRS”)) will have occurred by the outside date under the Restructuring Support Agreement.

[49]

Restructuring Support Agreement, §7.01 (“nothing in this Agreement shall require a Company Party or the board of directors … to take any action or to refrain from taking any action with respect to the Restructuring Transactions to the extent taking or failing to take such action would be inconsistent with applicable Law or its fiduciary obligations ….”), § 12.01(c) (Restructuring Support Agreement can be terminated if “any Company Party determines … would be inconsistent with applicable Law or its fiduciary obligations”).

B.	Corporate Structure upon Emergence

Except as otherwise provided in the Plan (including, for the avoidance of doubt, the Restructuring Transactions), each Debtor shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and by-laws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and by-laws (or other formation documents) are amended under the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law).

As discussed further in Article IV.B.7 of this Disclosure Statement, on the Effective Date the CCOH Separation will occur pursuant to a Taxable Separation or a Tax-Free Separation. To effectuate the CCOH Separation, on the Effective Date, the Reorganized Debtors will distribute the CCOH Interests held by the Debtors to applicable Holders of Allowed Guarantor Unsecured Claims Against CCH.

To implement the restructuring contemplated by the Plan, the Debtors intend to take a number of steps after Confirmation of the Plan (but prior to emergence from chapter 11) to re-cast their corporate structure and put in place their new capital structure. These steps include:

•	issuing the New Debt;

•	executing and delivering the New ABL Credit Agreement, and issuing the New ABL Credit Agreement Indebtedness in connection therewith;

•	ensuring all DIP Claims (other than Contingent DIP Obligations that continue Unimpaired) shall have become either Repaid DIP Claims or Converted DIP Claims;

•	issuing the New iHeart Common Stock and, if necessary, the Special Warrants;

•	securing the FCC Approval and any other authorizations, consents, regulatory approvals, rulings, or documents required to implement and effectuate the Plan;

•

securing a private letter ruling from the IRS or an opinion of counsel or accounting firm chosen by the Debtors with respect to any and all matter(s) that the Debtors and Required Consenting Senior Creditors have reasonably determined that the receipt of a private letter ruling or an opinion of counsel or accounting firm is advisable with respect to the Restructuring Transactions;

•	entering into all documents necessary to effectuate the separation of CCOH from the Debtors; and

•	effectuating the Preferred Stock Transactions (if the separation of CCOH from the Debtors is pursued as a Taxable Separation pursuant to Article IV.G of the Plan).

The Debtors anticipate that they will be able to execute all of the foregoing steps in a timely fashion on or prior to emergence from chapter 11.

C.	First/Second Day Relief

On the Petition Date, along with their voluntary petitions for relief under chapter 11 of the Bankruptcy Code (the “Petitions”), the Debtors filed several motions (the “First Day Motions”) designed to facilitate the administration of the Chapter 11 Cases and minimize disruption to the Debtors’ operations, by, among other things, easing the strain on the Debtors’ relationships with employees, on-air talent, station affiliates, copyright owners, and customers following the commencement of the Chapter 11 Cases. A brief description of each of the First Day Motions and the evidence in support thereof is set forth in the Declaration of Brian Coleman, Senior Vice President and Treasurer of iHeartMedia, Inc., in Support of Chapter 11 Petitions and First Day Motions, filed on March 15, 2018 [Docket No. 25]. At a hearing on March 15, 2018, the Bankruptcy Court granted virtually all of the relief initially requested in the First Day Motions.

On April 12, 2018, the Debtors held their second day hearing before the Bankruptcy Court. At the second day hearing, the Bankruptcy Court granted certain of the first day relief on a final basis, including notification and hearing procedures for certain transfers of and declarations of worthlessness with respect to stock, authority to continue to pay employee wages and benefits, authority to pay certain prepetition obligations to on-air talent, station affiliates, and copyright owners, authority to continue the Debtors’ cash management system, and authority to use cash collateral [Docket No. 452] (the “Cash Collateral Order”).

On the Petition Date, the Debtors also filed a stipulation and proposed order seeking to grant adequate protection to Holders of Term Loan Credit Agreement Claims and PGN Claims in the form of adequate protection liens, adequate protection superpriority claims, and adequate protection payments [Docket No. 15] (the “Adequate Protection Stipulation”) as a condition for the use of the collateral of the Holders of Term Loan Credit Agreement Claims and PGN Claims and automatic stay of the exercise of their remedies. Prior to and following the appointment of the Committee on March 21, 2018, the parties engaged in extensive negotiations with respect to the terms of the Adequate Protection Stipulation. Among other things negotiated by the Debtors and the Committee was to provide for the reduction of principal amounts of the Term Loan Credit Agreement Claims and PGN Claims or the disgorgement of any professional fees paid as adequate protection under the Cash Collateral Order and Adequate Protection Stipulation to the extent such adequate protection payments are not allowed. The Adequate Protection Stipulation was approved by the Bankruptcy Court on May 22, 2018 [Docket No. 790], and enabled the Debtors to smoothly transition into chapter 11 without the need to litigate a costly dispute regarding the entitlement to adequate protection of Holders of Term Loan Credit Agreement Claims and PGN Claims. The Plan does not provide for the reduction of the Allowed Secured Term Loan Credit Agreement Claims or Allowed Secured PGN Claims on account of any adequate protection paid over the course of the Chapter 11 Cases or disgorgement of the adequate protection paid pursuant to the Adequate Protection Stipulation. Because the Plan Settlement (which allows significant value to flow to the Debtors’ junior creditors) includes the payment of the reasonable and documented fees, costs, and expenses of the Prepetition Agents and the Prepetition Secured Party Professionals, even if any such disgorgement were appropriate, such disgorgement would have no effect on the Debtors’ Estates if the Plan were consummated.

The First Day Motions, the First Day Declaration, and all orders for relief granted in the Chapter 11 Cases, can be viewed free of charge at https://cases.primeclerk.com/iHeartMedia.

D.	Other Procedural and Administrative Motions

The Debtors also filed several other motions subsequent to the Petition Date to further facilitate the smooth and efficient administration of the Chapter 11 Cases and reduce the administrative burdens associated therewith, including:

•

Ordinary Course Professionals Motion. On March 22, 2018, the Debtors filed the Debtors’ Motion for Entry of an Order Authorizing the Retention and Compensation of Certain Professionals Utilized in the Ordinary Course of Business [Docket No. 263] (the “OCP Motion”). The OCP Motion sought to establish procedures for the retention and compensation of certain professionals utilized by the Debtors in the ordinary course operation of their businesses. On April 12, 2018, the Bankruptcy Court entered an order granting the OCP Motion [Docket No. 447].

•

Interim Compensation Motion. On March 22, 2018, the Debtors filed the Debtors’ Motion for Entry of an Order Establishing Procedures for Interim Compensation and Reimbursement of Expenses for Professionals [Docket No. 261] (the “Interim Compensation Motion”). The Interim Compensation Motion sought to establish procedures for the allowance and payment of compensation and reimbursement of expenses for attorneys and other professionals whose retentions are approved by the Bankruptcy Court pursuant to sections 327 or 1103 of the Bankruptcy Code and who will be required to file applications for allowance of compensation and reimbursement of expenses pursuant to sections 330 and 331 of the Bankruptcy Code. On April 12, 2018, the Bankruptcy Court entered an order granting the Interim Compensation Motion [Docket No. 442].

•

Retention Applications. On March 22, 2018, the Debtors filed a number of applications seeking to retain certain professionals postpetition pursuant to sections 327 and 328 of the Bankruptcy Code, including Kirkland & Ellis LLP and Jackson Walker LLP as legal counsel, MTO as legal counsel at the direction of the disinterested directors of the Debtors, Moelis as investment banker and financial advisor, PWP as investment banker and financial advisor at the direction of the disinterested directors of the Debtors, A&M as restructuring advisor, Ernst & Young LLP as audit and tax services provider, and PricewaterhouseCoopers LLP as tax and accounting advisor, and on May 1, 2018, the Debtors filed an application to retain LionTree Advisors LLC (“LionTree”) as special financial advisor and investment banker (collectively, the “Retention Applications”). On April 12, 2018, the Bankruptcy Court approved each of the Retention Applications except Moelis, PWP, and LionTree, and on May 15, 2018, the Bankruptcy Court approved PWP’s Retention Application. On May 16, 2018, both the Committee and Term Loan/PGN Group objected to the retention of Moelis and LionTree, claiming that the potential fees for the financial advisors were unreasonably high and that the financial advisors generated fees for duplicative services. The Debtors believe the retention of both Moelis and LionTree is necessary for the administration and completion of the Chapter 11 Cases and the fee structures for both Moelis and LionTree are in alignment with fee structures for financial advisory services in comparable chapter 11 cases. On July 10, 2018, at a hearing in front of the Bankruptcy Court, the Debtors announced a settlement and compromise with the Committee that reduced and capped the fees for both Moelis and LionTree, resolving the Committee’s objection. On July 12, 2018, the Debtors announced a settlement and compromise with the Term Loan/PGN Group regarding the fees for Moelis and LionTree, resolving the objection of the Term Loan/PGN Group. On July 24, 2018, the

Bankruptcy Court entered orders authorizing the retention of Moelis [Docket No. 1165] and LionTree [Docket No. 1166]. The foregoing professionals are, in part, responsible for the administration of the Chapter 11 Cases. The postpetition compensation of all of the Debtors’ professionals retained pursuant to sections 327 and 328 of the Bankruptcy Code is subject to the approval of the Bankruptcy Court.

•

De Minimis Asset Transactions Motion. On May 9, 2018, the Debtors filed the Debtors’ Motion to Approve Procedures for De Minimis Asset Transactions [Docket No. 615] (the “De Minimis Asset Transactions Motion”), seeking authority to implement procedures to (a) (i) use, sell, or transfer certain assets or (ii) acquire certain assets in any individual transactions or a series of related transactions from a single buyer/seller or group of related buyers/sellers for which the aggregate sale price is equal to or less than $25 million (“De Minimis Asset Transactions”), or (b) abandon certain assets to the extent a sale thereof cannot be consummated at a value greater than the cost of liquidating such asset—without prior Bankruptcy Court approval. On May 29, 2018, as a result of discussions with various stakeholders, the Debtors filed a revised proposed order [Docket No. 852] that, among other things, narrowed the scope of the De Minimis Asset Transactions subject to the de minimis asset transactions procedures to those having an aggregate sale price equal to or less than $15 million. On June 21, 2018, the Bankruptcy Court entered the Order to Approve Procedures for De Minimis Asset Transactions [Docket No. 987], approving the procedures for and granting the Debtors authority to enter into De Minimis Asset Transactions [Docket No. 987].

E.	Appointment of Official Committee

On March 21, 2018, the U.S. Trustee filed the Notice of Appointment of Committee of Unsecured Creditors [Docket No. 244], notifying parties in interest that the U.S. Trustee appointed the Committee in the Chapter 11 Cases. The Committee is currently composed of the following members: (a) Delaware Trust Company; (b) Wilmington Savings Fund Society, FSB; (c) The Nielsen Company (US), LLC; (d) SoundExchange, Inc.; (e) Warner Music Inc.; Spotify USA, Inc.; and (f) Univision Communications, Inc. The Committee filed retention applications seeking to engage Akin Gump Strauss Hauer & Feld LLP (“Akin”) as its legal counsel, FTI Consulting, Inc. (“FTI”) as its financial advisor, and Jefferies LLC (“Jefferies”) as its investment banker, which applications were approved on May 15, 2018 with respect to Akin [Docket No. 726] and FTI [Docket No. 727] and on May 30, 2018 with respect to Jefferies [Docket No. 864].50

F.	Motions to Assume or Reject Executory Contracts and Unexpired Leases

•

Motion to Reject Silver Spring Lease. On March 22, 2018, the Debtors filed the Debtors’ Motion for Entry of an Order Authorizing Rejection of the Silver Spring Lease Agreement Nunc Pro Tunc to the Date Hereof [Docket No. 269] (the “Silver Spring Rejection Motion”). The Silver Spring Rejection Motion sought to authorize the Debtors to reject an unexpired lease between TTWN Media Networks, LLC and Silver SM Co. LLC because the Debtors had no need for the space and rejection of the lease would save the Debtors approximately $97,000 per month or approximately $2.32 million over the remaining term of the lease. On April 12, 2018, the Bankruptcy Court entered an order granting the Silver Spring Rejection Motion [Docket No. 450].

[50]	The Term Loan / PGN Group objected to the retention of Jefferies. On May 30, 2018, the Committee announced a settlement with the Term Loan / PGN Group.

•

Motion to Assume Nielsen Agreements. On April 5, 2018, the Debtors filed the Debtors’ Motion for Entry of an Order Authorizing the Debtors to Assume the Nielsen Agreements [Docket No. 391] (the “Nielsen Motion”). The Nielsen Motion seeks to authorize the Debtors to assume certain executory contracts with Nielsen Company (US), LLC (“Nielsen”) that provide critical data and services necessary to the operation of the Debtors’ businesses including radio ratings and audience measurement data. On May 10, 2018, the Bankruptcy Court entered an order granting the Nielsen Motion [Docket No. 641].

G.	Deferred Compensation Plan

The Plan contemplates that the Debtors’ non-qualified deferred compensation plan will be honored in accordance with its terms after the Effective Date. Approximately 170 individuals (nearly all current employees, including certain on-air talent) participate in the deferred compensation plan, none of whom are Insiders. Participants in the deferred compensation plan are owed an aggregate of approximately $12 million.

H.	Schedules and Statements

On May 14, 2018, the Debtors filed their Schedules of Assets and Liabilities, Statements of Financial Affairs, and Rule 2015.3 Financial Report (the “Schedules and Statements”). On May 29, 2018, iHC filed amended Schedules of Assets and Liabilities. On August 31, 2018, certain Debtors filed amended Schedules and Statements.

On July 9, 2018, the Committee filed the Motion of the Official Committee of Unsecured Creditors to Compel Debtors to Comply with Bankruptcy Code Section 521, Bankruptcy Rules 1007 and 1009, and Bankruptcy Local Rules 1007-1 and 1009-1 [Docket No. 1086] (the “Schedules Motion”), seeking authority to require certain amendments to the Schedules and Statements. The Debtors responded by providing information to the Committee and its advisors that the Debtors believe satisfies the information requested pursuant to the Schedules Motion and the Debtors’ obligations under section 521 of the Bankruptcy Code. On August 6, 2018, the Debtors filed an objection [Docket No. 1232] to the Schedules Motion. The hearing on the Schedules Motion was initially set for August 2, 2018 and has been adjourned to August 29, 2018.

I.	Establishment of a Claims Bar Date

On April 20, 2018, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Setting Bar Dates for Filing Proofs of Claim, Including Requests for Payment Under Section 503(b)(9), (II) Establishing Amended Schedules Bar Date and Rejection Damages Bar Date, (III) Approving the Form of and Manner for Filing Proofs of Claim, Including Section 503(b)(9) Requests, and (IV) Approving Notice of Bar Dates [Docket No. 529] (the “Bar Date Motion”). On May 17, 2018, the Bankruptcy Court entered an order [Docket No. 743] (the “Bar Date Order”) granting the Bar Date Motion and establishing June 29, 2018 as the general claims bar date and September 11, 2018 as the governmental claims bar date. On or before May 21, 2018, the Debtors served notice of the bar dates in accordance with the Bar Date Order. Further, the Debtors published notice of the bar dates in accordance with the Bar Date Order. Pursuant to the Bar Date Order, any party required, but who fails, to file a proof of claim in accordance with the Bar Date Order on or before the applicable bar date shall be forever barred, estopped, and enjoined from asserting such claim against the Debtors, and the Debtors and their property shall be forever discharged from any indebtedness or liability with respect to or arising from such claim. Such party will be prohibited from voting to accept or reject the Plan or any chapter 11 plan filed in the Chapter 11 Cases, participating in any distribution in the Chapter 11 Cases on account of such claim, or receiving further notices regarding such claim.

Pursuant to the Stipulation and Order Extending the Non-Governmental Bar Date Solely with Respect to Clear Channel Outdoor Holdings, Inc. and its Subsidiaries [Docket No. 1040] (the “CCOH Bar Date Stipulation”) entered on July 2, 2018, the Debtors agreed to extend the claims bar date with respect to CCOH and certain of its subsidiaries (the “CCOH Bar Date”) through and including July 19, 2018. On July 18, 2018, as permitted pursuant to the CCOH Bar Date Stipulation, the Debtors filed a notice with the Bankruptcy Court [Docket No. 1143] extending the CCOH Bar Date through and including July 27, 2018. On July 26, 2018, the Debtors filed a notice with the Bankruptcy Court [Docket No. 1181] extending the CCOH Bar Date through and including August 10, 2018. On August 9, 2018, the Debtors filed a notice with the Bankruptcy Court [Docket No. 1244] extending the CCOH Bar Date through and including August 14, 2018. On August 14, 2018, the Debtors filed a notice with the Bankruptcy Court [Docket No. 1258] further extending the CCOH Bar Date through and including August 22, 2018. On August 21, 2018, the Debtors filed a notice with the Bankruptcy Court [Docket No. 1291] further extending the CCOH Bar Date through and including August 27, 2018. On August 27, 2018, the Debtors filed a notice with the Bankruptcy Court [Docket No. 1343] further extending the CCOH Bar Date through and including September 5, 2018. The Debtors reserve the right to further extend the CCOH Bar Date, as permitted pursuant to the CCOH Bar Date Stipulation.

J.	Plan Exclusivity.

The initial period during which the Debtors had the exclusive right to file a chapter 11 plan expired on July 12, 2018 (the “Initial Exclusivity Deadline”). On June 17, 2018, the Debtors filed a motion seeking an extension of the Initial Exclusivity Deadline by approximately 180 days, through and including January 8, 2019, as well as a corresponding extension of the time in which the Debtors had to exclusive authority to solicit votes thereon through and including March 9, 2019 (the “Exclusivity Extension Motion”) [Docket No. 953]. On July 9, 2018, as a result of discussions with various stakeholders, the Debtors filed a revised proposed order that provided for an extension of the Initial Exclusivity Deadline, as well as a corresponding extension of the exclusive solicitation period, each by approximately 135 days (the “Amended Exclusivity Order”) [Docket No. 1083]. On July 10, 2018, the Bankruptcy Court entered the Amended Exclusivity Order, extending the Initial Exclusivity Deadline by approximately 135 days, through and including November 24, 2018, as well as extending the time during which the Debtors had the exclusive authority to solicit votes thereon, through and including January 23, 2019 (the “Exclusivity Extension Order”) [Docket No. 1098]. The Debtors reserve the right to seek further extensions of the plan filing and solicitation exclusivity deadlines pursuant to section 1121 of the Bankruptcy Code.

K.	Litigation Matters

In the ordinary course of business, the Debtors are parties to certain lawsuits, legal proceedings, collection proceedings, and claims arising out of their business operations. The Debtors cannot predict with certainty the outcome of these lawsuits, legal proceedings, and claims.

With certain exceptions, the filing of the Chapter 11 Cases operates as a stay with respect to the commencement or continuation of litigation against the Debtors that was or could have been commenced before the commencement of the Chapter 11 Cases. In addition, the Debtors’ liability with respect to litigation stayed by the commencement of the Chapter 11 Cases generally is subject to discharge, settlement, and release upon confirmation of a plan under chapter 11, with certain exceptions. Therefore, certain litigation Claims against the Debtors may be subject to discharge in connection with the Chapter 11 Cases.

L.	Legacy Notes’ Adversary Proceeding

On March 21, 2018, the Legacy Notes Trustee filed an adversary proceeding, captioned as Case No. 18-03052 (MI), in the Debtors’ Chapter 11 Cases. The Legacy Notes Trustee’s complaint alleges that iHC and certain of its direct and indirect Debtor subsidiaries violated a negative covenant in the Legacy Notes Indenture. The complaint brings four counts: (1) unjust enrichment—against certain specified Debtor subsidiaries; (2) tortious interference with contract—against certain specified Debtor subsidiaries; (3) equitable lien—against iHC and certain specified Debtor subsidiaries; and (4) constructive trust—against iHC and certain specified Debtor subsidiaries. A copy of the Legacy Notes Trustee’s complaint was filed at docket number 242 in the Debtors’ Chapter 11 Cases, which can be reviewed free of charge to the extent additional information regarding the Legacy Notes’ adversary proceeding is desired.

On March 26, 2018, Delaware Trust Company, solely in its capacity as successor 2021 Notes Trustee, filed a motion to intervene as an intervening plaintiff in the Legacy Notes Trustee’s adversary proceeding, asserting the same position it did in the New York State court proceeding prior to the Petition Date. On April 5, 2018, the Committee filed a motion to intervene in the Legacy Notes Trustee’s adversary proceeding. Also on April 5, 2018, certain members of the Term Loan/PGN Group (the “Intervening Senior Creditors”) filed a motion to intervene in the Legacy Notes Trustee’s adversary proceeding. The Court granted all three requests to intervene on April 12, 2018.

The Debtor defendants in the Legacy Notes Trustee’s adversary proceeding filed a motion to dismiss on April 6, 2018. The Intervening Senior Creditors also filed a motion to dismiss on April 6, 2018. Pursuant to a stipulation entered into between the Debtors and Delaware Trust Company, as successor 2021 Notes Trustee, and the Legacy Notes Trustee, Delaware Trust Company agreed that if the Bankruptcy Court grants the Debtors’ motion to dismiss, thereby dismissing claims by the Legacy Notes Trustee, it too shall be bound by such dismissal, subject to certain conditions. A hearing on the motions to dismiss was held on May 7, 2018.51

On June 11, 2018, the Debtor defendants filed answers against the complaint filed by the Legacy Notes Trustee and the complaint filed by the 2021 Notes Trustee. Both answers asserted certain affirmative defenses and counterclaims. The same day, (a) certain of the Intervening Senior Creditors (the “Withdrawing Senior Creditors”) filed a motion to withdraw from the adversary proceeding, and (b) the Intervening Senior Creditors, except for the Withdrawing Senior Creditors, filed answers to both such complaints, which answers also asserted various affirmative defenses and counterclaims. On June 12, 2018, the Committee filed a reservation of rights preserving its rights as an intervening party in the adversary proceeding and ability to raise various objections and defenses at a later date. On July 2, 2018, the Legacy Notes Trustee filed an objection to the motion to withdraw, and on July 9, 2018, the Withdrawing Senior Creditors filed a reply in support of the motion to withdraw. At a hearing on July 10, 2018, the Bankruptcy Court granted the motion to withdraw and ordered the parties to enter into a stipulation and agreed order memorializing the bench ruling, which the parties filed on July 23, 2018. On July 24, 2018, the Bankruptcy Court approved the stipulation and agreed order, (a) authorizing the dismissal of the Withdrawing Senior Creditors from the adversary proceeding, (b) binding the Withdrawing Senior Creditors to any judgment entered in the adversary proceeding, (c) deeming the Withdrawing Senior Creditors to remain parties to the adversary proceeding for purposes of discovery, and (d) reserving the Withdrawing Senior Creditors’ available discovery objections, other than any objection based on their withdrawal from the adversary proceeding.

[51]

The Legacy Notes Trustee, the Debtors, and the PGN Trustees entered into a stipulation that extended the time for the PGN Trustees to seek to intervene in the Legacy Notes Trustee’s adversary proceeding until fourteen days after the Bankruptcy Court rules on the motions to dismiss.

The parties are actively engaged in discovery. On April 23, 2018, the parties served discovery requests and interrogatories, and on May 1, 2018, the parties served initial deposition notices. On May 8, 2018, the parties began the rolling production of documents. The parties submitted an agreed scheduling order to the Bankruptcy Court on June 25, 2018, which the Bankruptcy Court entered on August 2, 2018. Pursuant to the scheduling order, oral argument on the parties’ pre-trial briefs will be held on October 18, 2018, with trial commencing on October 24, 2018.

The Debtors believe that the relief requested by the Legacy Notes Trustee in the adversary proceeding (and any purported claims asserted by any holders of Legacy Notes Claims that, if Allowed, would constitute Section 510(b) Claims) is without basis and that such requested relief will be denied in full. However, litigation is inherently uncertain—there can be no assurances that the Bankruptcy Court will deny all of the Legacy Notes Trustee’s requested relief or disallow any purported Section 510(b) Claims asserted by holders of Legacy Notes Claims. Such relief or allowance, if obtained, could potentially form a basis for the Bankruptcy Court to decline to confirm the Debtors’ Plan. It could also result in the Debtors determining to modify the Plan, and the Debtors reserve all rights to do so, and all parties’ rights with respect to any such modification are reserved.

The Legacy Notes Trustee believes that the structure and substance of the Plan assumes that the Legacy Notes Trustee will not prevail in its adversary proceeding. The trial on that adversary proceeding is scheduled for October 24, 2018. If, following the trial, the Court rules in favor of the Legacy Notes Trustee on any of its four counts, the Legacy Notes Trustee believes that the Plan would not be confirmable. The Legacy Notes Trustee believes that under such circumstances, to be confirmable, the Plan would have to be amended in several ways that would give rise to termination events under the Restructuring Support Agreement. It is unknown at this time whether any such amended Plan would be supported by the parties to the existing Restructuring Support Agreement.

M.	The Debtors’ DIP Financing

Following a robust marketing process conducted by Moelis, which began prior to the Petition Date, and extensive arm’s-length negotiations, the Debtors successfully negotiated a debtor-in-possession senior secured asset-based revolving credit facility (the “DIP Facility”) in an aggregate principal amount not to exceed $450 million (plus any available incremental amount up to an additional $100 million), including a sublimit for letters of credit of $175 million and a sublimit for swing line loans of $50 million. On May 17, 2018, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Authorizing Debtors to Obtain Postpetition Financing Pursuant to 11 U.S.C. §§ 105, 362, 363(b), 364(c)(1), 364(d)(1) and 364(e), (II) Granting Adequate Protection to Prepetition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363, 364 and 507(b) and (III) Authorizing Debtors to Obtain Exit Financing [Docket No. 745] (the “DIP Motion”).

On June 7, 2018, the Bankruptcy Court entered an order [Docket No. 918] (the “DIP Order”) granting the DIP Motion. Pursuant to the DIP Order, the Debtors were authorized, among other things, to: (i) enter into the DIP Facility; (ii) utilize a portion of the proceeds of the DIP Facility to repay, in full, the loans and other obligations outstanding under the ABL Credit Agreement; (iii) continue using cash collateral; and (iv) convert the DIP Facility into a post-emergence exit financing facility upon the meeting of certain conditions precedent. In connection with the repayment of the ABL Credit Agreement, the Debtors, the Committee, and the agent (the “ABL Agent”) and lenders under the ABL Credit Agreement entered into a stipulation and agreed order, which was approved by the Bankruptcy Court on June 7, 2018 [Docket No. 916] (the “ABL Payoff Stipulation”), pursuant to which the parties agreed, among other things, that certain disputed obligations outstanding under the ABL Credit Agreement, including approximately (i) $5.5 million on account of a prepayment premium, (ii) $1.7 million in postpetition interest at the rate applicable to base rate loans, and (iii) $1.9 million of postpetition interest at the default rate (collectively, the “Disputed ABL Obligations”) would be included in the funds remitted to the ABL Agent contemporaneously with the funding of the DIP Facility and repayment of the ABL Credit Agreement. Further, however, the ABL Payoff Stipulation requires the ABL Agent to disgorge any portion of the funds received on behalf of the Disputed ABL Obligations following a final order resolving any litigation or approving any settlement tied to the Disputed ABL Obligations. Finally, the ABL Payoff Stipulation provides that the challenge period with respect to the Disputed ABL Obligations would be tolled until July 9, 2018, or, if the Committee files a claim objection with respect to the Disputed ABL Obligations, tolled until a final nonappealable order on the objection is entered. On July 6, 2018, the Committee filed the Objection of the Official Committee of Unsecured Creditors to the ABL Disputed Amounts [Docket No. 1056] (the “Disputed ABL Claims Objection”). Pursuant to the Disputed ABL Claims Objection, the Committee seeks disallowance and disgorgement of the Disputed ABL Obligations that were remitted to the ABL Agent contemporaneously with the funding of the DIP Facility and repayment of the ABL Credit Agreement. On June 22, 2014, the Committee and the ABL Agent agreed to a discovery and litigation schedule [Docket No. 994] with respect to the Disputed ABL Obligations, which is currently ongoing. The Disputed ABL Claims Objection previously set for hearing on September 6, 2018 was adjourned. A new date has not yet been set.

If the Bankruptcy Court sustains the Disputed ABL Claims Objection and the order becomes final, then the ABL Agent asserts (on behalf of the lenders party to the ABL Credit Agreement) that it will be required to disgorge and return to the Debtors’ Estates some or all of the Disputed ABL Obligations, which amounts will be subject to the liens granted to the DIP Agent under the DIP Order and the liens securing the Term Loan Credit Agreement Claims and PGN Claims pursuant to their various debt documents. Additionally, the ABL Agent is party to an Amended and Restated ABL Intercreditor Agreement, dated as of July 30, 2008, as Amended and Restated as of February 23, 2011 (as further amended, restated, amended and restated, supplemented or otherwise modified from time to time and with all supplements, joinders, and exhibits thereto, the “Intercreditor Agreement”), by and among the ABL Agent (as successor to Citibank, N.A.), Citibank N.A., as administrative agent for the cash flow credit facility lenders, Deutsche Bank Trust Company Americas as collateral agent for the benefit of the trustees, and each other additional junior priority representative party thereto (collectively, the “Junior Secured Lenders”). Pursuant to section 510(a) of the Bankruptcy Code, a subordination agreement, such as the Intercreditor Agreement, is enforceable in a bankruptcy case to the same extent that such agreement is enforceable under applicable non-bankruptcy law. Thus, if the ABL Secured Parties are required to disgorge some or all of the Disputed ABL Obligations for any reason, then, pursuant to the terms of the Intercreditor Agreement, the ABL Agent asserts that the obligations owing to the ABL Agent and lenders party to the ABL Credit Agreement previously satisfied by the earlier payment of the Disputed ABL Obligations would be reinstated and, pursuant to the terms of the Intercreditor Agreement, any amounts distributable to the Junior Secured Lenders by the Debtors’ Estates under the Plan must be turned over to the ABL Agent (and/or its designees), for the benefit of the lenders party to the ABL Credit Agreement, until the obligations owing to the ABL Agent and lenders under the ABL Credit Agreement have been Paid in Full (as such term is defined in the Intercreditor Agreement). The Senior Creditors disputed the ABL Agent’s position.

N.	2018 Incentive Programs

On May 8, 2018 the Debtors filed the Debtors’ Motion for Entry of an Order Authorizing and Approving the Debtors’ 2018 Incentive Plans (the “Incentive Plan Motion”) [Docket No. 606], seeking approval of: (a) the 2018 Incentive Plan for Insiders (the “IPI”), which includes eleven of the Debtors’ senior executives; and (b) the 2018 Incentive Plan for Non-Insiders (the “IPN,” and together with the IPI, the “Incentive Plans”), which includes approximately 714 non-insider employees. Following negotiations with the Committee and the Term Loan / PGN Group, the Debtors agreed to a number of modifications to the Incentive Plans, including, among other things, increasing OIBDAN performance targets, implementing caps on the amount of bonuses that can be paid out if the Debtors exceed target performance in Q2 and Q3 of 2018, and providing the Committee with consent rights over certain future modifications to the Incentive Plans. Following the Emergency Motion of the United States Trustee to Reschedule Hearing on Motion to Approve Debtors’ 2018 Incentive Plans and to Enlarge Deadlines to File Responses [Docket No. 823], the Debtors agreed to: (a) move the hearing on the IPN to June 7, 2018; (b) move the hearing on the IPI to June 19, 2018; and (c) file a supplemental Incentive Plans motion, which included unsealed Performance Metrics. On June 7, 2018, the IPN was approved, subject to the terms of an amended order [Docket No. 917], and on June 19, 2018, the IPI was approved, subject to the terms of an amended order [Docket No. 971].

O.	The Committee’s Standing Motion

On July 9, 2018, the Committee filed a motion and accompanying twelve-count adversary complaint [Docket No. 1089] (the “Committee Standing Motion”), seeking standing to commence, prosecute, and/or settle certain causes of action on behalf of the Debtors’ Estates against the agents and trustees under the Term Loan Credit Agreement and PGNs and other related parties alleging, among other things, (a) constructive fraudulent conveyance with respect to prepetition obligations incurred and security interests granted by certain of the Debtors under the Term Loan Credit Agreement and PGNs, (b) declaratory judgment that liens granted by certain of the Debtors under the Term Loan Credit Agreement and PGNs are not valid or perfected, and (c) avoidance of such prepetition obligations incurred and security interests granted by certain of the Debtors under the Term Loan Credit Agreement and PGNs (collectively, the “Disputed Committee Claims”). On July 10, 2018, the Committee filed an amended motion and accompanying twelve-count adversary complaint [Docket No. 1095] (the “Amended Committee Standing Motion”). Further, on July 10, 2018, the Legacy Notes Trustee filed a joinder to the Amended Committee Standing Motion [Docket No. 1104] (the “Joinder”).

On August 6, 2018, the Debtors filed an objection [Docket No. 1231] (the “Debtors’ Standing Objection”) to the Amended Committee Standing Motion and related Joinder. On August 8, 2018, the Committee filed under seal the Statement of the Official Committee of Unsecured Creditors in Connection with Status Conference on the Standing Motion (the “Committee Statement”) [Docket No. 1235]. At a hearing on August 8, 2018, the Bankruptcy Court entered the Order Abating Standing Motion [Docket No. 1236], (a) abating the Amended Committee Standing Motion, along with all joinders and responses to the same, and (b) setting forth that the Order Abating Standing Motion may be terminated on motion, for good cause shown.

As set forth in the Debtors’ Standing Objection, the Debtors and their advisors investigated the Disputed Committee Claims and successfully negotiated with the Consenting Stakeholders a resolution that the Debtors believe provides the economic value of the Disputed Committee Claims to Holders of Allowed General Unsecured Claims assuming the Committee were successful in prosecuting the Disputed Committee Claims. The Debtors’ Standing Objection also explains why the recoveries to Senior Creditors under the Plan, after making adjustments for the Disputed Committee Claims, remain substantially unchanged. The Debtors believe that the projected recoveries provided to Holders of Allowed General Unsecured Creditors pursuant to the Plan are in excess of their potential recoveries if the Amended Committee Standing Motion and related litigation are successful. Subject to Confirmation of the Plan and occurrence of the Effective Date, the relief requested by the Amended Committee Standing Motion would be moot.

The Committee disputes that the amendments to the Old Plan adequately address the Amended Committee Standing Motion because such amendments do not properly implement the remedial scheme that would flow to unsecured creditors upon successful prosecution of the Disputed Committee Claims and instead provide greater recoveries to those creditors whose Claims and Liens would be avoided as a result of the Disputed Committee Claims than similarly situated unsecured creditors, resulting in disparate treatment. The Committee Statement sets forth the Committee’s view that the Debtors significantly understate the economic benefits attributable to the Disputed Committee Claims and fail to give credence to how a successful prosecution of such claims would impact the recoveries under either the Plan or a non-Plan scenario. Further, the Committee Statement asserts that, in light of the Disputed Committee Claims, the Plan unfairly discriminates between similarly situated creditors. The Debtors disagree with these assertions.

P.	Background Regarding CCOH and the CCOH Separation

1.	Background

In August of 1995, CCOH was incorporated under the name “Eller Media Company.” In 1997, CCOH’s parent company, Clear Channel Communications, Inc. (“Clear Channel Communications”) (now iHC) entered the outdoor advertising industry with its acquisition of Eller Media Company, and in August of 2005, Eller Media Company changed its name to CCOH.

Historically, CCOH has provided iHeart and its subsidiaries, including radio stations owned by iHM, with advertising opportunities through billboards, street furniture displays, transit displays and other out-of-home advertising displays, such as wallscapes and spectaculars, which CCOH owns or operates in key markets worldwide.

On November 11, 2005, CCOH became a publicly traded company through an initial public offering, or “IPO”, in which CCOH sold 10 percent of its Class A common stock. Prior to the IPO, CCOH was an indirect wholly-owned subsidiary of iHC.

As of December 31, 2017, iHC, through its subsidiaries, owned outstanding shares of CCOH’s Class A and Class B common stock, collectively representing approximately 89.5 percent of CCOH’s outstanding shares of common stock and approximately 99 percent of the total voting power of CCOH’s common stock.

(a) The Intercompany Agreements52

Around the time of the IPO and in connection therewith, Outdoor entered into various agreements with the Debtors that serve to govern the relationship between the Debtors and CCOH and provide for, among other things, the provision of services by the Debtors to CCOH and the allocation of employee benefit, tax, and other liabilities and obligations attributable to CCOH’s operations. These agreements were made in the context of a parent-subsidiary relationship and include a master agreement, a corporate services agreement, an employee matters agreement, a tax matters agreement, a trademark licensing agreement, and an “EBIT” agreement (collectively, the “Intercompany Agreements”).

The Master Agreement: Importantly, iHC and CCOH entered into that certain agreement, dated November 16, 2005, entitled the Master Agreement (the “Master Agreement”), which provides the foundation for the ongoing relationship between the Debtors and CCOH after CCOH became a public company (including the separation and transfer of assets and liabilities between the Debtors and CCOH at the time of entry into the Master Agreement). Pursuant to the terms of the Master Agreement, the Debtors and CCOH cannot terminate the agreement; however, the agreement contemplates that there could be an efficient separation of the iHeart and CCOH businesses. Specifically, the Master Agreement references a trigger date (i.e., the date iHC owns shares of CCOH common stock representing less than 50% of the total voting power of CCOH’s common stock) (the “Separation Trigger Date”), and the occurrence of the Separation Trigger Date would affect certain aspects of the Master Agreement.

[52]	All descriptions of the Intercompany Agreements outlined herein are qualified in their entirety by reference to the executed definitive documentation.

The Corporate Services Agreement. iHeartMedia Management Services, Inc. and CCOH entered into that certain agreement, dated November 16, 2005, entitled the Corporate Services Agreement (the “Corporate Services Agreement”), which provides the foundation for corporate administrative and shared support services. Pursuant to the Corporate Services Agreement, the Debtors provide, among other things, investment, legal, treasury, payroll, and other financial-related services, as well as human resources and employee benefits-related services. The Corporate Services Agreement contemplates both a consensual separation with a separation period for certain transition services and a full termination by mutual agreement or, after the Separation Trigger Date, upon six months’ written notice.

The Employee Matters Agreement. In regards to various intercompany employee-related matters, iHC and CCOH entered into that certain agreement entitled the Employee Matters Agreement, dated November 10, 2005 (the “Employee Matters Agreement”). The Employee Matters Agreement outlines certain compensation and employee benefit matters between the Debtors and CCOH. Under the Employee Matters Agreement, upon at least 90 days’ notice, CCOH may withdraw from participation in any plan outlined in the Employee Matters Agreement, and iHC may withdraw as a participating employer in such plans.

The Tax Matters Agreement. iHC and CCOH also entered into that certain agreement entitled the Tax Matters Agreement, dated November 10, 2005 (the “Tax Matters Agreement”), which provides a foundation for the coordination of a consolidated tax group, tax filings, tax returns, and usage of tax attributes between the Debtors and CCOH, and allocates the responsibility for the payment of taxes resulting from filing tax returns on a combined, consolidated, or unitary basis.

The License Agreement. Additionally, iHM Identity, Inc. and Outdoor Management entered into that certain agreement entitled the Amended and Restated License Agreement, dated November 10, 2005 (together with the First Amendment to the Amended and Restated License Agreement dated January 1, 2011, the “License Agreement”), which provides a foundation for CCOH’s entitlement to use (in exchange for a contractually negotiated fee), on a nonexclusive basis, the “Clear Channel” trademark and the “Clear Channel Outdoor” trademark logo with respect to day-to-day operations of the Debtors’ business worldwide and on the internet, and certain other Clear Channel marks in connection with the Debtors’ business.

The EBIT Agreement. Lastly, iHC and CCOH entered into that certain agreement, dated November 10, 2005, entitled the EBIT Program Agreement (together with the amendment to the EBIT Program Agreement dated September 18, 2012, the “EBIT Agreement”) which provides a foundation for CCOH to have the option to allow the Debtors to use, without charge, any domestic product that CCOH staff believes would otherwise be unsold to promote the Debtors’ radio and television products. Additionally, the Debtors agreed, among other things, to (i) spend at least $2.0 million in cash sales on CCOH inventory each calendar year, (ii) provide revenue management services to CCOH on an industry-exclusive basis, (iii) provide promotion consideration to CCOH annually at the iHeartRadio Music Festival and the Cannes Lions International Festival of Creativity, and (iv) use commercially reasonable efforts to obtain $3.0 million annually in advertising business for the benefit of CCOH to remain eligible for continued participation in the EBIT program. Pursuant to the terms of the EBIT Agreement, the agreement shall terminate automatically on the Separation Trigger Date.

These Intercompany Agreements provide the basis and foundation for the interconnectedness of the Debtors’ and CCOH’s business enterprises. Separating, amending, and terminating these agreements and addressing the business needs thereunder has been a focal point of the CCOH Separation discussions.

(b) Other Intercompany Arrangements

After the IPO, the Debtors and CCOH continued to develop a course of dealing to ensure that the entities were appropriately coordinated and remained harmonious with respect to future operations. In furtherance thereof, it was critical to ensure that each entity’s cash management system was appropriately synchronized. As a part of the Debtors’ ordinary course cash management system, there are two unsecured revolving cash management notes, including the Intercompany Revolving Promissory Note, under which amounts are owed by iHC to CCOH, and another note under which amounts are owed by CCOH to iHC. Historically, transfers of value between the Debtors and CCOH were evidenced by a corresponding increase or decrease in the balance of the Intercompany Revolving Promissory Note. As further detailed, pursuant to the Corporate Services Agreement, substantially all of the excess cash generated from CCOH’s domestic operations was (prepetition) swept into the Debtors’ cash management system on a daily basis after CCOH paid its accounts payable (including servicing debt) and payroll, thereby increasing the balance of the Intercompany Revolving Promissory Note. At any given point in time, only one note carries a balance and, as of the Petition Date, the balance of the Intercompany Revolving Promissory Note totaled $1,032 million.53

As of the Petition Date, the balance of the Intercompany Revolving Promissory Note was frozen, and following the Petition Date, the Debtors and CCOH agreed that allocations resulting in Intercompany Claims running in favor of the Debtors or in favor of CCOH that would have been reflected in adjustments to the balance of the Intercompany Revolving Promissory Note will instead be reflected as an intercompany balance that shall accrue interest at a rate equal to the interest under the Intercompany Revolving Promissory Note. In the Financial Projections attached hereto as Exhibit F, the Debtors project that as of the emergence date set forth in the Financial Projections, the projected postpetition balance of the Intercompany Revolving Promissory Note will be approximately $32 million owed by CCOH to iHC. The specifics of the repayment of such projected postpetition balance owed by CCOH to iHC are being negotiated as part of the CCOH Separation. It is not contemplated that the postpetition amounts owed by CCOH to iHC would be offset against the prepetition amounts owed by iHC to CCOH.

Additionally, iHM and CCOH entered into that certain letter agreement dated as of February 9, 2017 (the “Letter Agreement”) on behalf of themselves and their respective subsidiaries to outline certain terms, conditions, and agreements because the entities were considering at the time, among other things, an out-of-court separation and spin-off whereby the business (and related assets) of CCOH and any of its subsidiaries would be separated from the business (and related assets) of iHM and any of its subsidiaries (other than CCOH and any of its subsidiaries).

Pursuant to the Letter Agreement, iHM agreed, among other things, that immediately following the particular out-of-court separation and exchange transactions outlined in the Letter Agreement (i.e., whereby iHC distributes all of the equity of CCOH it holds directly or indirectly to CC Outdoor Holdings, Inc., and following a global exchange offer to iHM, as its sole stockholder, iHC would commence an exchange offer to certain of its lenders, the business and assets of CCOH would be separated from iHM and its subsidiaries, and ultimately the equity in CCOH would be further distributed by iHM to its stockholders), CCOH would retain (and iHM would cause CCOH to retain) unrestricted cash available for working capital purposes in an amount not less than $160,000,000, exclusive of any amounts reimbursed by iHM to CCOH on account of certain fees and expenses of CCOH’s independent counsel and/or independent financial advisors. The Letter Agreement also provided that the required minimum amount of unrestricted cash available for working capital purposes could be greater than $160,000,000, in the event a higher amount is approved by a majority of the independent directors of CCOH.

[53]

The prepetition balance under the Intercompany Revolving Promissory Note was calculated based on an accounting of various intercompany transactions, including, among other things, (a) the daily sweep of cash to and from CCOH, (b) the corporate services provided to CCOH under the Corporate Services Agreement, (c) various payments on behalf of CCOH by iHM, (d) license fees for the use of the Clear Channel name, and (e) interest.

Lastly, on February 9, 2017, iHM and CCOH, on behalf of themselves and their respective subsidiaries, also entered into a Binding Option and Letter of Intent (the “Letter of Intent”), related to the potential sale of certain intellectual property owned by iHM or its affiliates to CCOH. The Letter of Intent granted CCOH a binding option (the “Option”) to purchase the registered trademarks and domain names owned by iHM and its subsidiaries that incorporate one or more of the words “Clear” and/or “Channel,” and any translations or derivations of any of the foregoing, together with any goodwill associated therewith (the “CCOH IP” and such purchase, the “CCOH IP Purchase”).

The exercise price of the Option will be a purchase price equal to the fair market value of the CCOH IP, as determined by an independent appraisal or investment banking firm or consultant mutually agreed and selected by iHM and CCOH. Notwithstanding the foregoing, the Letter of Intent provided that CCOH would pay the royalty fee due to iHM Identity, Inc. in respect of the year ended December 31, 2017 pursuant to the License Agreement. From the date of the Letter of Intent until the closing of the CCOH IP Purchase, iHM agreed to certain covenants related to the CCOH IP, including using commercially reasonable efforts to preserve the CCOH IP.

These additional intercompany arrangements supplement the interconnectedness of the Debtors’ and CCOH’s business enterprises.

The Committee believes that CCOH and its subsidiaries under the Intercompany Agreements have not satisfied their obligations under certain of those agreements and thus, the Debtors may have claims against CCOH and its subsidiaries. As a result, the Committee believes that the prepetition balance under the Intercompany Revolving Promissory Note may be inflated materially. The Committee has reserved its rights to object on any basis to the allowance of the CCOH Due From Claims and all other issues relating to CCOH.

(c) Material Shareholder Litigation involving both Entities

(1) 2012 Derivative Lawsuits

In March of 2012, two derivative lawsuits were filed in the Delaware Court of Chancery by stockholders of CCOH. The consolidated lawsuits were captioned In re Clear Channel Outdoor Holdings, Inc. Derivative Litigation, Consolidated Case No. 7315-CS. The complaints named as defendants Clear Channel Communications (now iHC), certain of Clear Channel Communications’ and CCOH’s current and former directors, Bain and THL. CCOH was also named as a nominal defendant.

The complaints alleged, among other things, that in December 2009, the defendants breached fiduciary duties owed to CCOH and its stockholders by allegedly requiring CCOH to agree to amend the terms of the Intercompany Revolving Promissory Note to extend the maturity date of, and to amend the interest rate payable on, the Intercompany Revolving Promissory Note.

According to the complaints, the terms of the amended Intercompany Revolving Promissory Note were unfair to CCOH because, among other things, the interest rate was below market, and Clear Channel Communications was unjustly enriched as a result of that transaction. Further, the complaints also alleged that the director defendants breached fiduciary duties owed to CCOH in connection with the transaction and that the transaction constituted corporate waste.

In response to these lawsuits, the board of directors of CCOH created a Special Litigation Committee of independent directors (the “SLC”) to investigate. On July 8, 2013, the SLC, plaintiffs, and defendants settled the dispute. Defendants agreed to settle (the “Settlement”) in order to avoid the costs, disruption, and distraction of further litigation, and without admitting the validity of any allegations made in the complaints. CCOH filed the stipulation of settlement with the SEC as an exhibit to its Form 8-K filed on July 9, 2013. On September 9, 2013, the Delaware Court of Chancery approved the settlement and, on October 9, 2013, the time to appeal expired.

On October 23, 2013, CCOH and Clear Channel Communications amended the Intercompany Revolving Promissory Note in accordance with the terms of the Settlement and CCOH filed a copy of the amendment to the Intercompany Revolving Promissory Note as an exhibit to its Form 8-K.

On November 8, 2013, in accordance with the terms of the Settlement, CCOH demanded repayment of $200 million outstanding under the Intercompany Revolving Promissory Note and simultaneously paid a dividend of $200 million. The repayment and dividend reduced the amount of the Intercompany Revolving Promissory Note asset that was available to CCOH as a source of liquidity by $200 million. Additionally, pursuant to the terms of the Settlement, CCOH’s board of directors established a committee (the “Intercompany Note Committee”) comprised of independent directors (with their own independent advisors) for the specific purpose of monitoring the Intercompany Revolving Promissory Note and the Intercompany Note Committee was granted non-exclusive authority to demand repayment under the Intercompany Revolving Promissory Note under certain specified circumstances.

(2) GAMCO Litigation

On May 9, 2016, a stockholder of CCOH, GAMCO Asset Management, Inc. (“GAMCO”), filed a derivative lawsuit in the Court of Chancery of the State of Delaware, captioned GAMCO Asset Management Inc. v. iHeartMedia Inc. et al., C.A. No. 12312-VCS. GAMCO’s complaint named as defendants iHC, iHM, Bain, THL, and the members of CCOH’s board of directors. CCOH was also named as a nominal defendant.

The complaint alleged that CCOH had been harmed by intercompany agreements between iHC and CCOH, CCOH’s lack of autonomy over its own cash, and the actions of the defendants in allegedly serving the interests of iHM, iHC, Bain, and THL to the alleged detriment of CCOH and its minority stockholders. Specifically, the complaint alleged that the defendants breached their fiduciary duties by causing CCOH to: (i) continue to loan cash to iHC under the Intercompany Revolving Promissory Note at below-market rates; (ii) abandon its growth and acquisition strategies in favor of transactions that would provide cash to iHM and iHC; (iii) issue new debt in a note offering to provide cash to iHM and iHC through a dividend; and (iv) allegedly effect the sales of certain outdoor markets in the United States to provide cash to iHM and iHC through a dividend. GAMCO sought, among other things, a ruling that the defendants breached their fiduciary duties owed to CCOH, rescission of payments to iHC and its affiliates, and an order requiring iHM, iHC, Bain, and THL to disgorge all profits received as a result of the alleged fiduciary misconduct.

On July 20, 2016, the defendants filed a motion to dismiss the verified stockholder derivative complaint for failure to state a claim upon which relief can be granted. On November 23, 2016, the Delaware Court of Chancery granted the defendants’ motion to dismiss. On October 12, 2017, the Supreme Court of Delaware affirmed the Delaware Court of Chancery’s judgment dismissing the case in its entirety.

(3) Norfolk Litigation

On November 29, 2017, CCOH entered into an amendment extending the December 2017 maturity date of the Intercompany Revolving Promissory Note to May 15, 2019. One month later, on December 29, 2017, a CCOH stockholder, Norfolk County Retirement System, filed a derivative lawsuit in the Court of Chancery of the State of Delaware, captioned Norfolk County Retirement System, v. iHeartMedia, Inc., et al., C.A. No. 2017-0930-JRS. The complaint named as defendants iHM, iHC, Bain, THL, and the members of CCOH’s board of directors. CCOH was also named as a nominal defendant.

The complaint alleged that CCOH was harmed by the November 2017 decision to extend the maturity date of the Intercompany Revolving Promissory Note from December 2017 to May 2019, at what the complaint has asserted were “far-below-market interest rates.” Specifically, the complaint alleged that (i) iHM, iHC, Bain, and THL breached their fiduciary duties by exploiting their position of control to require CCOH to enter into the amendment on terms unfair to CCOH; (ii) CCOH’s board of directors breached their duty of loyalty by approving the amendment and elevating the interests of iHM, iHC, Bain, and THL over the interests of CCOH and its minority unaffiliated stockholders; and (iii) the terms of the amendment could not have been agreed to in good faith and represent a waste of corporate assets by CCOH’s board of directors. The complaint further alleged that iHM, iHC, Bain, and THL were unjustly enriched as a result of the allegedly unfair terms of the amendment. According to the complaint, Norfolk County Retirement System is seeking, among other things, a ruling that the defendants breached their fiduciary duties owed to CCOH, a modification of the amendment to bear a commercially reasonable rate of interest, and an order requiring disgorgement of all profits, benefits and other compensation obtained by the defendants as a result of the alleged breaches of fiduciary duties.

On March 7, 2018, the defendants filed a motion to dismiss Norfolk County Retirement System’s verified derivative complaint for failure to state a claim upon which relief can be granted. As explained more fully in the motion and reply, the complaint’s assertion that the interest rate on the Intercompany Revolving Promissory Note is unfair to CCOH fails to state a valid claim in light of the binding intercompany agreements between CCOH and iHC and the court rulings in the prior GAMCO litigation. The Corporate Services Agreement requires CCOH’s cash to be swept to iHC on a daily basis as part of a cash management arrangement between the two companies. The Corporate Services Agreement and the other Intercompany Agreements are independent of the Intercompany Revolving Promissory Note and would not have expired even if the Intercompany Revolving Promissory Note had matured. In the prior GAMCO litigation, both the Delaware Court of Chancery and the Delaware Supreme Court recognized that the binding obligations imposed by the Intercompany Agreements limit the ability of CCOH shareholders to state claims for breach of fiduciary duty in connection with the terms and implementation of the Intercompany Revolving Promissory Note. Because the Corporate Services Agreement required CCOH’s excess cash to be swept to iHC regardless of whether the maturity of the Intercompany Revolving Promissory Note was extended, CCOH had no basis to obtain a higher interest rate on the Intercompany Revolving Promissory Note as part of an extension. In light of the binding contracts and the rulings in the GAMCO litigation, Norfolk County’s complaint fails to state a claim upon which relief can be granted.

On March 16, 2018, the defendants filed a notice informing the court of the filing of bankruptcy petitions by iHM and iHC. The notice explained that the filing of the petitions gave rise to a statutory automatic stay of the litigation as to iHM and iHC.

The motion to dismiss has been fully briefed as to the remaining defendants, and a hearing on the motion is scheduled for September 20, 2018.

2.	2018 GAMCO Litigation

On August 27, 2018, GAMCO filed a verified class action complaint on its own behalf and on behalf of all similarly situated minority shareholders of CCOH from November 8, 2017 to March 14, 2018. The complaint was filed in the Court of Chancery of the State of Delaware and named as defendants (a) members of CCOH’s board of directors as of November 29, 2017, (b) members of the Intercompany Note Committee as of November 8, 2017, and (c) Bain and THL.

The complaint alleged that the CCOH board of director defendants and the Intercompany Note Committee defendants breached their fiduciary duties by failing to demand repayment of the Intercompany Revolving Promissory Note and to declare a pro rata dividend to CCOH shareholders, including minority shareholders. The complaint also alleged that the CCOH board of director defendants breached their fiduciary duties by failing to let the Intercompany Revolving Promissory Note expire on its own terms on December 15, 2017, at which time the outstanding principal balance and all interest accrued and unpaid would have become due and payable, and to dividend the proceeds to CCOH shareholders.

The complaint further alleged that Bain and THL, as alleged indirect controlling shareholders, breached fiduciary duties by failing to direct CCOH’s board of directors to let the Intercompany Revolving Promissory Note expire. The complaint also alleged, in the alternative, that Bain and THL aided and abetted breaches of fiduciary duty by the CCOH board of director defendants by failing to direct CCOH’s board of directors to let the Intercompany Revolving Promissory Note expire.

Under the Rules of the Court of Chancery of the State of Delaware, responses to the complaint are due within 20 days after service on the defendants. That time can be extended by the court.

CCOH Separation Efforts

(a)	The Plan and Restructuring Support Agreement Contemplate the Separation of CCOH

As contemplated in the Plan and Restructuring Support Agreement and in furtherance of a proposed CCOH Separation, on the Effective Date, the Reorganized Debtors (and their non-debtor subsidiaries) will distribute 100 percent of the CCOH Interests held by the Debtors to applicable Holders of Allowed Term Loan Credit Agreement Claims and Allowed PGN Claims. The approximately 10.5 percent of CCOH Interests that are publicly traded on the New York Stock Exchange will remain outstanding. The distribution of CCOH Interests under the Plan will be governed by the terms and conditions set forth in the Plan applicable to such distribution and by the terms and conditions of the instruments evidencing or relating to such distribution, which terms and conditions shall bind each Entity receiving such distribution.

(b)	The CCOH Special Committee

Given that a number of directors and/or officers of CCOH also serve as directors and/or officers of the Debtors, to avoid the appearance of any conflicts of interest, on January 23, 2018, CCOH’s board of directors established a special committee consisting of CCOH independent directors (the “CCOH Special Committee”) to consider, review, and negotiate certain transactions between the Debtors and CCOH in connection with these Chapter 11 Cases. These independent directors do not serve as the management of the Debtors and are not affiliated with the Debtors’ equityholders.

The CCOH Special Committee is represented by Houlihan Lokey (as financial advisor) and Willkie Farr & Gallagher LLP (as legal counsel). The CCOH Special Committee participated in negotiations of the terms of the Debtors’ cash management order, and among other things, the CCOH Special Committee has the ongoing authority to engage in negotiations with the Debtors and make recommendations to CCOH’s board of directors. With the help of these advisors, the Debtors have been able, and are continuing, to have vigorous, arm’s length negotiations with the CCOH Special Committee regarding the terms of a potential CCOH Separation, as detailed below.

(c)	CCOH Separation Diligence Efforts

Prior to and following the Petition Date, the Debtors and CCOH have conducted, and are continuing to conduct, extensive due diligence to prepare for negotiations regarding the terms of the separation of the iHeart and CCOH businesses, including the financial settlement of any intercompany arrangements. As stated above, the Restructuring Support Agreement contemplated the separation of the businesses and treatment of the Intercompany Revolving Promissory Note. In response, the Debtors formed an internal working group dedicated to addressing separation issues.

In May 2018, the Debtors and CCOH exchanged five-year business plans, and the Debtors and the CCOH Special Committee, with the assistance of their respective advisors, continue to conduct due diligence regarding these long term business plans and analyses in order to both settle the intercompany claims among the entities and to engage in negotiations surrounding both parties’ liquidity needs, one-time separation costs, and ongoing corporate expenses post-separation. After the exchanges and diligence mentioned above, which is ongoing, settlement negotiations started in earnest in early June 2018.54

Following a number of discussions between the respective advisors, the Debtors circulated a proposal on June 25, 2018 (the “June 25 Term Sheet”). Following receipt of the June 25 Term Sheet, the Debtors and the CCOH Special Committee, through their respective advisors, had multiple meetings, including an in person meeting on July 11, 2018 (the “Settlement Conference”). At the Settlement Conference, the parties discussed material open issues regarding a separation, including the anticipated timing for consummation of the separation, and following the Settlement Conference, the Debtors received an updated proposal from the CCOH Special Committee on July 15, 2018 (the “July 15 Term Sheet”).

After the Settlement Conference, it became clear that the critical diligence items that were outstanding fell into at least two distinct categories, (i) diligence regarding the settlement of intercompany claims between the two entities pursuant to Bankruptcy Rule 9019 and (ii) diligence regarding the adequate capitalization of CCOH post-separation.

In relation to the first open diligence item, at the Settlement Conference the parties discussed the potential prepetition and postpetition claims that may exist between the Debtors and CCOH, and ways in which such claims could be settled through the Plan pursuant to Bankruptcy Rule 9019. The Debtors and the CCOH Special Committee continue to engage in negotiations surrounding the treatment of the Intercompany Revolving Promissory Note, the postpetition intercompany balance that may be owed to CCOH or that may be owed to iHM, and other claims that may arise under the Intercompany Agreements or between these two entities as a result of their historical corporate relationship and their future separation.

Additionally, during the Settlement Conference and thereafter, the parties discussed CCOH’s post-separation capital structure and liquidity needs, including how, the quantum, and in what manner, the Debtors should provide ongoing financial assistance to CCOH to supplement its long-term cash needs. In response to CCOH’s post-separation liquidity needs, pursuant to the June 25 Term Sheet, the Debtors proposed to support CCOH’s and its direct and indirect subsidiaries’ (collectively, “Outdoor”) efforts to refinance or extend the maturity of certain of its indebtedness.

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Prior to June 2018, the Debtors circulated a strawman proposal to the CCOH Special Committee. On May 30, 2018 the Debtors sent a draft transition support agreement to the CCOH Special Committee and on June 7, 2018, the CCOH Special Committee sent the Debtors a draft amended Tax Matters Agreement. The drafting of definitive documentation is progressing in the background as the parties continue to work toward an agreement on material terms, as outlined herein.

As of the filing of this amended Disclosure Statement, diligence efforts and corresponding negotiations remain ongoing.

3.	Current Status of the CCOH Separation

As stated above, despite the best efforts of all parties involved and significant diligence undertakings in an effort to bridge material differences, a consensual agreement was not reached in advance of the filing of this amended Disclosure Statement. The Plan still contemplates allowance of the Intercompany Revolving Promissory Note claims (which is estimated to be $1,032 million) and contemplates payment of Cash equal to 14.44 percent of the Allowed amount of such Claims, which is the same percentage recovery for Holders of General Unsecured Claims at iHC (the Debtor entity against which CCOH would have a claim pursuant to the Intercompany Revolving Promissory Note). The Committee has alleged that there are certain unpaid licensing fees from CCOH to the Debtors that should reduce the balance of the Intercompany Revolving Promissory Note. In estimating the projected Claim, there is no reduction or offset for any alleged unpaid licensing fees. The Debtors and CCOH intend to continue to work constructively on the terms of the CCOH Separation and additional disclosure will be provided as part of the Plan Supplement so that Holders of Claims and Interests can take into account further developments with respect to the CCOH Separation.

Holders of Claims and Interests should understand that a key aspect of the negotiations regarding the CCOH Separation includes a discussion surrounding whether the Debtors or other parties may provide CCOH with cash or other considerations that are supplemental to CCOH’s recovery on account of the Intercompany Revolving Promissory Note under Bankruptcy Rule 9019 to help ensure CCOH is adequately capitalized following the CCOH Separation. It is the CCOH Special Committee’s position that such supplemental considerations are necessary and appropriate.

While negotiations are currently ongoing with respect to how the parties are going to address CCOH’s potential supplemental liquidity needs, it is possible that CCOH will receive such supplemental liquidity as a result of including, but not limited to: (a) an unsecured line of credit provided by a Debtor entity to CCOH, (b) an increase in the notional amount of the CCOH Preferred Stock issued pursuant to the Plan, (c) new capital provided and/or backstopped by third-parties, or (d) a combination thereof. As stated above, the Debtors and CCOH intend to continue to work constructively on the options outlined above (and related timing and documentation considerations) and additional disclosure will be provided as part of the Plan Supplement. All Holders of Claims and Interests should vote on the Plan in accordance with this disclosure.

Based on the diligence already conducted and certain quantifiable costs, at this time the Debtors estimate that CCOH will need incremental liquidity post-separation. Based on current projections and as of the date hereof, the Debtors estimate that they will provide, at a minimum, support to CCOH in the form of an approximately $156 million distribution under the Plan on account of the Intercompany Revolving Promissory Note and consideration pursuant to Bankruptcy Rule 9019, plus CCOH is also expected to receive net proceeds from a preferred stock issuance of up to $29 million. The range of CCOH’s additional liquidity needs (after taking into account the aforementioned value transfers) may be as low as $109 million or as high as $249 million. These post-separation liquidity estimates are (i) qualified in their entirety by potential additional liquidity needs that may be required by CCOH in connection with any refinancing CCOH may undertake or additional incremental costs that CCOH may incur as a result of the CCOH Separation, among other needs, and (ii) are subject to compromise and fluctuation as diligence and negotiations remain ongoing.

Holders of Claims and Interests, for purposes of section 1125 of the Bankruptcy Code and voting on the Plan, should assume that the Debtors and the CCOH Special Committee will, on or about the Effective Date, reach a consensual separation agreement that allocates costs within the range outlined herein or in future proposals made that may be disclosed.

Q.	Clear Media Limited and International Considerations

Clear Channel KNR Neth Antilles NV (“Clear Channel KNR”) owns 50.42% of the issued share capital of Clear Media Limited (“Clear Media”), a company incorporated in Bermuda and whose shares are listed on The Stock Exchange of Hong Kong (stock code: 100). Clear Channel KNR is an indirect wholly-owned subsidiary of CCOH. As part of the Plan, the CCOH Interests currently held by the Debtors and non-Debtors CC Finco, LLC and Broader Media, LLC will, at the Effective Date and as part of the CCOH Separation, be transferred to applicable Holders of Allowed Guarantor Unsecured Claims (“Applicable Holders”) against CCH in exchange for such Holders’ respective Claims as set forth in the Plan.

Pursuant to the mandatory offer and “chain principle” provisions under the Hong Kong Code on Takeovers and Mergers, if a person or group of persons acting in concert acquiring statutory control of a company will thereby acquire or consolidate control of a second company (which is a listed company), then an offer will normally be required to be made in respect of the second company unless certain exceptions apply.

In regards to the Plan, the Executive Director of the Corporate Finance Division (the “Executive”) of the Hong Kong Securities and Futures Commission (“SFC”) would need to be consulted to establish whether any obligation to make a mandatory general offer arises and if applicable, a submission made to the Executive by or on behalf of the Applicable Holders to obtain a waiver of such obligation to make an offer under the “chain principle” on the basis that (i) the holding by CCOH in Clear Media is not significant in relation to CCOH (taking into factors including, as appropriate, the assets and profits of the respective companies) and (ii) the main purpose of the Applicable Holder acquiring control of the CCOH Interests under the Plan is not to secure control of Clear Media.

If such waiver is not granted, the Applicable Holders will be required to make an offer for all shares of Clear Media not held by Clear Channel KNR. The obligation will be triggered once the Applicable Holders have completed the acquisition of the CCOH Interests. The offer price would need to be calculated objectively taking into consideration the transacted price for shares in CCOH to which the CCOH Interests are being transferred for and the relative value of Clear Media with the objective to establish how much of the price paid for the CCOH Interests would be attributable to CCOH’s indirect holding in Clear Media. Asset values, earnings and the nature of business and assets involved would be relevant in determining a chain principle offer price and the Executive should also be consulted. A financial advisor to the Applicable Holders will need to be appointed and required to confirm that the Applicable Holders have sufficient financial resources to make the offer.

R.	Potential Alternative Transactions

The Restructuring Support Agreement contemplates that the Debtors may pursue alternative transactions that may provide for higher or better value to the Debtors’ stakeholders. Since the Petition Date, the Debtors and their advisors have evaluated potential alternative transactions with a number of potentially interested parties. Certain of these parties have received due diligence, met with the Debtors’ management team, and/or have provided offers. One such party is Liberty Media Corp. and certain of its affiliates (collectively, “Liberty”), who have engaged in discussions with the Debtors since prior to the Petition Date.

In February 2018, Liberty submitted to the Debtors a term sheet proposing to purchase 40% of the Debtors’ equity for approximately $1.16 billion, with the transaction to be completed as part of a chapter 11 proceeding. No definitive agreement was reached prior to the Petition Date.

Following the Petition Date, the Debtors facilitated ongoing due diligence for Liberty and maintained an active dialogue with Liberty and its advisors. In addition, the Debtors understand that certain senior creditors and their advisors have likewise maintained active dialogue with Liberty and its advisors. The Debtors believe that there is the potential for a transaction with Liberty that would create substantial value for both Liberty and the Debtors, including as a result of operational and strategic benefits from combining the Debtors’ businesses with Liberty’s. For example, the Debtors believe that a combination with Liberty and certain of its affiliates could achieve more than $500 million of annual operational synergies. The Debtors do not believe, however, that the Liberty proposal of February 2018 would deliver such value to the Debtors for a number of reasons, including pro forma corporate governance issues, the ability to achieve operational synergies in a minority interest structure, and purchase price. The Debtors also understand that many of their senior creditors share the Debtors’ views. On June 15, 2018, Liberty formally withdrew its February 2018 proposal after being informed that neither the Debtors nor the Required Consenting Senior Creditors were prepared to support the proposal.

Although the Debtors believe that the Plan maximizes value for all stakeholders based on the alternatives currently available, the Debtors continue to have active conversations with other interested parties, and remain willing to continue dialogue with Liberty. It is possible that such efforts result in the Debtors obtaining a higher or better offer. To the extent that the Restructuring Support Agreement has not been terminated and the Debtors determine that such an alternative is viable, the Debtors, with the consent of the Required Consenting Senior Creditors, may choose to amend the Plan and proceed with such an alternative transaction.

ARTICLE VIII.

CERTAIN FCC CONSIDERATIONS

The Debtors’ operations are subject to significant regulation by the FCC under the Communications Act and FCC rules and regulations promulgated thereunder. A radio station may not operate in the United States without the authorization of the FCC. Approval of the FCC is required for the issuance, renewal, transfer of control, assignment, or modification of radio station operating licenses. In order to emerge from chapter 11, the Debtors must obtain either the FCC’s (a) grant of the FCC Long Form Applications seeking FCC consent to the Transfer of Control or (b) consent to the implementation of the FCC Trust, which may be created on or before the Effective Date, to which New iHeart Common Stock and/or Special Warrants will be issued if the FCC Trust is utilized as described in the Plan.

The Debtors will be required to take certain procedural steps to obtain FCC Approval of the FCC Long Form Applications, including the following. The Debtors will file the FCC Long Form Applications as promptly as practicable. Following such filing, the FCC will issue a public notice (or notices) announcing the acceptance of the FCC Long Form Applications for filing. Pursuant to Section 309(d) of the Communications Act and FCC rules, any party that qualifies as a “party in interest” may file a “petition to deny” the FCC Long Form Applications within 30 days of the date of public notice. If such petitions to deny are filed, the Debtors will have the opportunity to file oppositions and the petitioners will have the opportunity to reply, with the formal pleading cycle closing approximately 15 days following the deadline for petitions to deny (unless a different schedule is set by the FCC). Thereafter, the FCC Long Form Applications will be ripe for grant. However, the Debtors do not anticipate that the FCC will grant the FCC Long Form Applications until after the Bankruptcy Court confirms the Plan, consistent with the agency’s general policy of deferring action on long form applications related to a company’s emergence from bankruptcy until after plan confirmation.55

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If the FCC Trust is utilized, the Debtors will file applications seeking consent to implement the FCC Trust as promptly as practicable following a determination to utilize the FCC Trust. Depending on the nature of the FCC Trust Applications, such applications may not be subject to petitions to deny and the formal timetables applicable to the FCC Long Form Applications described above, and may instead be subject to alternative procedures and abbreviated timetables. As with the FCC Long Form Applications, the Debtors would not anticipate that the FCC would approve the FCC Trust Applications until after Plan Confirmation.

The following is important information concerning the FCC Approval process and the ownership requirements and restrictions that must be met in order for parties to hold New iHeart Common Stock. The following summary of certain FCC rules and policies is for informational purposes only and is not a substitute for careful planning and advice based upon the individual circumstances pertaining to a Holder of a Claim or Interest. All Holders of Claims or Interests are urged to consult their own advisors as to FCC ownership issues and other consequences of the Plan.

A.	Required FCC Consents

Both the Debtors’ entry into chapter 11 and the Reorganized Debtors’ emergence from chapter 11 require the FCC’s consent. Following the Debtors’ filing of their voluntary petitions under chapter 11, the Debtors filed applications seeking the FCC’s consent to the pro forma transfer of the FCC Licenses that the Debtors control from the Debtors to the Debtors as “debtors in possession” under chapter 11. The FCC granted those applications in March and April of 2018. For the Reorganized Debtors to continue the operation of the radio stations that the Debtors control, the Debtors will be required to file FCC Long Form Applications and to obtain the FCC’s prior approval of the Transfer of Control.

The Transfer of Control may occur on the Effective Date. In order for the Debtors to emerge from chapter 11, the FCC will need to (1) grant the FCC Long Form Applications authorizing the Transfer of Control or (2) consent to the implementation of the FCC Trust pending the grant of the FCC Long Form Applications. If the FCC grants the FCC Long Form Applications prior to the Effective Date, the FCC Trust will not be utilized and the Transfer of Control will occur on the Effective Date. If the FCC does not grant the FCC Long Form Applications prior to the Effective Date, but consents to the implementation of the FCC Trust, Reorganized iHeart will issue the New iHeart Common Stock and/or Special Warrants to the FCC Trust on the Effective Date for the benefit of the Holders of Allowed Term Loan Credit Agreement Claims, Allowed PGN Claims, Allowed iHC 2021 / Legacy Notes Claims, Allowed Guarantor Unsecured Claims, and Allowed iHeart Interests that otherwise would have been entitled to receive a distribution of such New iHeart Common Stock and/or Special Warrants. The New iHeart Common Stock and/or Special Warrants will be held in the FCC Trust until the FCC Long Form Applications are granted, at which point the Transfer of Control will occur and the New iHeart Common Stock and/or Special Warrants will be issued to the holders of the beneficial interests in the FCC Trust on the Issuance Date.

B.	Information Required from Prospective Stockholders of Reorganized iHeart

In processing applications for consent to a transfer of control of FCC broadcast licensees or assignment of FCC broadcast licenses, the FCC considers, among other things, whether the prospective licensee and those considered to be “parties” to the applications possess the legal, character, and other qualifications to hold an interest in a broadcast station. For the FCC to process and grant the FCC Long Form Applications, the Debtors will need to obtain and include information about Reorganized iHeart and about the “parties” to the applications demonstrating that such parties are so qualified.

As described in the Equity Allocation Mechanism attached as Exhibit A to the Plan, Holders of Allowed Term Loan Credit Agreement Claims, Allowed PGN Claims, Allowed iHC 2021 / Legacy Notes Claims, Allowed Guarantor Unsecured Claims, and Allowed iHeart Interests will be issued Special Warrants which can, or will automatically, be exercised for shares of New iHeart Common Stock for nominal consideration, subject to certain conditions, including the provision of an Ownership Certification that is, in accordance with the Plan, acceptable to the Debtors or Reorganized Debtors, as applicable. Specifically, parties seeking to exercise Special Warrants shall be required to submit an Ownership Certification providing information regarding the prospective stockholder to establish that issuance of the New iHeart Common Stock to that Holder would not result in a violation of law, impair the qualifications of the Reorganized Debtors to hold the FCC Licenses, or impede the grant of any FCC Applications on behalf of the Reorganized Debtors. All prospective holders of New iHeart Common Stock, whether or not they would be “parties” to the FCC Applications (as described below), will need to provide information regarding the extent of their direct and indirect ownership and control by non-U.S. persons sufficient to establish that Reorganized iHeart would comply with limitations under the Communications Act relating to the ownership and control of broadcast licenses by non-U.S. Persons. Prospective holders of New iHeart Common Stock with direct or indirect ownership or control by non-U.S. Persons will not be permitted to exercise the Special Warrants for New iHeart Common Stock if the non-U.S. ownership or voting percentage of such prospective holders, when aggregated with the ownership and voting percentages of all other prospective holders, as calculated in accordance with FCC rules, would result in Reorganized iHeart having a greater amount of foreign ownership or voting control than permitted by the Communications Act and the Equity Allocation Mechanism. In such situations, prospective holders of New iHeart Common Stock would retain Special Warrants. The Special Warrants would be permitted to be sold or assigned, provided that the purchaser or assignee would also be subject to an ownership certification process to the extent that the purchaser or assignee wishes to exercise the Special Warrants for shares of New iHeart Common Stock.

For purposes of the Plan and the Equity Allocation Mechanism, (a) an “Ownership Certification” means a written certification, in the form attached to the FCC Ownership Procedures Order, which shall be sufficient to enable the Debtors or Reorganized Debtors, as applicable, to determine (x) the extent to which direct and indirect voting and equity interests of the certifying party are held by non-U.S. Persons, as determined under section 310(b) of the Communications Act, as interpreted and applied by the FCC and (y) whether the holding of more than 4.99 percent of the New iHeart Class A Common Stock by the certifying party would result in a violation of FCC ownership rules or be inconsistent with the FCC Approval; and (b) the “Ownership Certification Deadline” means the deadline set forth in the FCC Ownership Procedures Order for returning Ownership Certifications.

In order to be eligible to receive a distribution of New iHeart Common Stock on the Issuance Date, each eligible Holder shall provide an Ownership Certification on or before the Ownership Certification Deadline. Any Holder that fails to provide an Ownership Certification as set forth in the FCC Ownership Procedures Order, or that does not do so to the satisfaction of the Debtors or the Reorganized Debtors, as applicable, in accordance with the Plan, shall not be deemed to have exercised any Special Warrants as of the Issuance Date, as set forth in the Equity Allocation Mechanism.

Under the Plan, the Reorganized Debtors will issue (i) Special Warrants only, (ii) New iHeart Common Stock only, or (iii) a combination of Special Warrants and New iHeart Common Stock to any eligible Holder based on such Holder’s Ownership Certification (or failure to provide such a certification) and FCC rules, as set forth in the Equity Allocation Mechanism.

On July 11, 2018, the Debtors filed the Debtors’ Motion for Entry of an Order Establishing Procedures for Compliance with FCC Media and Foreign Ownership Requirements [Docket No. 1111] (the “FCC Procedures Motion”), requesting (a) the authority to establish procedures to comply with media and foreign ownership requirements of the FCC, including establishing the form of the Ownership Certification and the Ownership Certification Deadline, and (b) the authority for Prime Clerk, LLC to serve as certification agent and to perform all services related to the certification process set forth therein. At a hearing on August 2, 2018, the Bankruptcy Court granted the relief sought in the FCC Procedures Motion, subject to the filing of a revised order on the same (which the Debtors intend to submit at the hearing on the Disclosure Statement).

C.	Attributable Interests in Media Under FCC Rules

A prospective stockholder in Reorganized iHeart will be considered a “party” to the FCC Long Form Applications if the prospective stockholder would be deemed to hold an “attributable” interest in Reorganized iHeart under section 73.3555 of the FCC’s rules, 47 C.F.R. § 73.3555. The FCC’s “multiple ownership” rules prohibit common ownership of “attributable interests” of certain combinations of broadcast properties. “Attributable interests” generally include the following interests in a media company: general partnership interests, non-insulated limited liability company or limited partnership interests, a position as an officer or director (or the right to appoint officers or directors), or a 5 percent or greater direct or indirect interest in voting stock of a corporation. The FCC treats all partnership interests as attributable, except for those limited partnership interests that are “insulated” by the terms of the limited partnership agreement from “material involvement” in the media-related activities of the partnership pursuant to specific criteria set forth in the FCC’s rules and implementing orders. The FCC applies the same attribution and insulation standards to limited liability companies. Attribution traces through chains of ownership. In general, a person or entity that has an attributable interest in another entity also will be deemed to hold each of that entity’s attributable media interests, except for indirect stock interests that fall below the attribution threshold in the ownership chain.

Combinations of direct and indirect equity and debt interests exceeding 33 percent of the total asset value (defined as all equity plus all debt) of a radio broadcast licensee or its parent also will be deemed attributable if the holder has another attributable radio broadcast interest in the same market or provides more than 15 percent of a station’s total weekly broadcast programming hours in that market. Also, a person or entity that provides more than 15 percent of the total weekly programming hours or sells more than 15 percent of the weekly advertising inventory for a radio station and also has an attributable interest in another radio station in the same market is deemed to hold an attributable interest in the programmed or sold station.

The Equity Allocation Mechanism provides, among other things, that all deemed holders of New iHeart Class B Common Stock who have not checked the Class B Election box on the Ownership Certification, shall be deemed to have immediately exchanged such shares of New iHeart Class B Common Stock for a like number of shares of New iHeart Class A Common Stock up to 4.99 percent (just below the FCC’s 5 percent attribution benchmark for corporate voting stock), subject to the FCC Approval. Post-issuance, New iHeart Class B Common Stock shall be convertible into New iHeart Class A Common Stock at the written request of the Holder; provided that, if such conversion would result in the stockholder having an attributable interest in Reorganized iHeart, such conversion shall be permitted only if, prior to the conversion, the stockholder has provided an Ownership Certification establishing to Reorganized iHeart’s satisfaction, in accordance with the Plan, that the stockholder’s ownership of New iHeart Class A Common Stock would not result in Reorganized iHeart’s or the stockholder’s violation of applicable rules of the FCC (including any Declaratory Ruling adopted by the FCC) or the Communications Act. New iHeart Class B Common Stock is intended to be non-cognizable for purposes of determining whether a holder is attributable under FCC rules. Accordingly, holders of New iHeart Class B Common Stock shall not be permitted to vote on matters submitted to a vote of the stockholders of Reorganized iHeart, provided that such stockholders shall be permitted to vote on limited types of significant corporate matters that are submitted to a vote, consistent with FCC rules. Permitting holders of New iHeart Class B Common Stock to vote on limited types of significant corporate actions will not cause the holders of New iHeart Class B Common Stock to be deemed to have an attributable interest in Reorganized iHeart under FCC rules.

D.	FCC Foreign Ownership Restrictions for Entities Controlling Broadcast Licenses

Section 310(b) of the Communications Act restricts foreign ownership or control of any entity licensed to provide broadcast and certain other communications services. Among other prohibitions, foreign entities may not have direct or indirect ownership or voting rights of more than 25 percent in a corporation controlling the licensee of a radio broadcast station if the FCC finds that the public interest will be served by the refusal or revocation of such a license due to foreign ownership or voting rights. The FCC has interpreted this provision to mean that it must make an affirmative public interest finding before a broadcast license may be granted or transferred to a corporation that is more than 25 percent owned or controlled, directly or indirectly, by foreign persons or other non-U.S. entities.

A Petition for Declaratory Ruling will be filed by the Debtors requesting FCC consent for Reorganized iHeart to exceed the 25 percent foreign ownership and voting benchmarks under section 310(b)(4) of the Communications Act; provided that the Debtors may file such Petition for Declaratory Ruling after the Effective Date and, if such Petition for Declaratory Ruling is filed prior to the Effective Date, its grant shall not be a condition to Consummation.

The FCC calculates foreign voting rights separately from equity ownership, and both must be at or below the 25 percent thresholds unless the FCC has issued a Declaratory Ruling allowing foreign ownership or voting in excess of those thresholds. Warrants and other future interests typically are not taken into account in determining foreign ownership compliance. In some specific circumstances, however, the FCC has treated non-stock interests in a corporation as the equivalent of equity ownership and has assessed foreign ownership based on contributions to capital. Foreign ownership limitations also apply to partnerships and limited liability companies. The FCC historically has treated partnerships with foreign partners as foreign controlled if there are any foreign general partners. The interests of any foreign limited partners that are not insulated (pursuant to FCC-specified criteria contained in organizational documents) from material involvement in the partnership’s media activities and business are considered in determining the equity ownership and voting rights held by foreigners. The interests of limited partners that are properly insulated only count toward the calculation of equity owned by foreigners, and do not count towards the calculation of voting rights held by foreigners. Limited liability companies are subject to treatment similar to that applied to partnerships under the FCC’s foreign ownership analysis. To the extent that iHeart’s aggregate foreign ownership or voting percentages would exceed 25 percent, any individual foreign holder of New iHeart Common Stock whose ownership or voting percentage would exceed 5 percent or 10 percent (with the applicable percentage determined pursuant to FCC rules) will additionally be required to obtain the FCC’s specific approval.

Because the direct and indirect ownership of Reorganized iHeart’s shares by non-U.S. persons and/or entities will proportionally affect the level of deemed foreign ownership and control rights in Reorganized iHeart, all prospective holders of New iHeart Common Stock will be required to provide information to the Debtors regarding their own foreign ownership and control. The Debtors, in consultation with the Required Consenting Senior Creditors, shall review such information to assess whether permitting such party to hold New iHeart Common Stock could impair the qualifications of Reorganized iHeart to hold FCC broadcast licenses. The New iHeart Common Stock will be distributed as set forth in the Equity Allocation Mechanism on the Issuance Date based upon the information provided in the Ownership Certifications.

The Equity Allocation Mechanism reflects that the distribution of New iHeart Common Stock to Holders of Allowed Term Loan Credit Agreement Claims, Allowed PGN Claims, Allowed iHC 2021 / Legacy Notes Claims, Allowed Guarantor Unsecured Claims, or Allowed iHeart Interests shall not (i) cause Reorganized iHeart to exceed an aggregate alien ownership or voting percentage of 22.5 percent unless the FCC has granted a Declaratory Ruling, or (ii) if the FCC has granted a Declaratory Ruling, cause (a) any violation of that Declaratory Ruling, any other applicable declaratory ruling, or any specific approval from the FCC, or (b) any Non-U.S. Holder (as defined in the Equity Allocation Mechanism) to exceed any applicable specific approval threshold, unless the Non-U.S. Holder has received specific approval to exceed such applicable specific approval threshold. Because the FCC licenses controlled by Reorganized iHeart will be held by licensee subsidiaries, in the event that a Declaratory Ruling is not granted prior to the Issuance Date, the 22.5 percent threshold will be below the statutory maximum of 25 percent foreign ownership permitted under FCC law and accordingly will promote the liquidity of Reorganized iHeart’s stock. Because the New iHeart Common Stock will be widely held and, subject to any limitations on ownership of the New iHeart Common Stock set forth in the certificate of incorporation of Reorganized iHeart, freely transferable, the use of a 22.5 percent threshold will permit market purchases by individuals or entities that may have the effect of increasing or decreasing the aggregate foreign ownership levels in small amounts, while ensuring that Reorganized iHeart complies with the statutory foreign ownership restrictions.

E.	Media Ownership Restrictions

The FCC generally applies its ownership limits to “attributable” media interests held by an individual, corporation, partnership, limited liability company, or other association, as addressed above. FCC rules on media ownership, in turn, limit the number of media properties in which one entity or entities under common control can have an attributable ownership interest. The local radio ownership rule, described below, could give rise to a prohibited combination for Reorganized iHeart or for a prospective stockholder of Reorganized iHeart.

The local radio ownership rule limits the number of commercial radio stations in a particular geographic area in which an entity can have an attributable interest.

•	In markets with 45 or more radio stations, ownership is limited to eight commercial radio stations, no more than five of which can be in the same service (AM or FM).

•	In markets with 30 to 44 radio stations, ownership is limited to seven commercial radio stations, no more than four of which can be in the same service (AM or FM).

•	In markets with 15 to 29 radio stations, ownership is limited to six commercial radio stations, no more than four of which can be in the same service (AM or FM).

•

In markets with 14 or fewer radio stations, ownership is limited to five commercial radio stations or no more than 50 percent of the market’s total, whichever is lower, no more than three of which can be in the same service (AM or FM).

The rule relies on Nielsen Audio Metro methodology for determining radio markets, though areas outside of defined Nielsen Audio Metro markets rely on a contour-overlap methodology to determine the number of stations in the relevant market.

ARTICLE IX.

RISK FACTORS

Holders of Claims or Interests should read and consider carefully the risk factors set forth below before voting to accept or reject the Plan. Although there are many risk factors discussed below, these factors should not be regarded as constituting the only risks present in connection with the Debtors’ businesses or the Plan and its implementation.

A.	Bankruptcy Law Considerations.

The occurrence or non-occurrence of any or all of the following contingencies, and any others, could affect distributions available to Holders of Allowed Claims or Allowed Interests under the Plan but will not necessarily affect the validity of the vote of the Impaired Classes to accept or reject the Plan or necessarily require a re-solicitation of the votes of Holders of Claims or Interests in such Impaired Classes.

1.	Parties in Interest May Object to the Plan’s Classification of Claims and Interests.

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an equity interest in a particular class only if such claim or equity interest is substantially similar to the other claims or equity interests in such class. The Debtors believe that the classification of the Claims and Interests under the Plan complies with the requirements set forth in the Bankruptcy Code because the Debtors created Classes of Claims and Interests each encompassing Claims or Interests, as applicable, that are substantially similar to the other Claims or Interests, as applicable, in each such Class. Nevertheless, there can be no assurance that the Bankruptcy Court will reach the same conclusion, and the Debtors believe that the Committee and certain Holders of Legacy Notes Claims may object to the classification of the Claims and Interests under the Plan.

2.	The Conditions Precedent to the Effective Date of the Plan May Not Occur.

As more fully set forth in Article IX of the Plan, the Effective Date of the Plan is subject to a number of conditions precedent. If such conditions precedent are not waived or not met, the Effective Date will not take place.

3.	The Debtors May Fail to Satisfy Vote Requirements.

If votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the Plan, the Debtors intend to seek, as promptly as practicable thereafter, Confirmation of the Plan. In the event that sufficient votes are not received, the Debtors may seek to confirm an alternative chapter 11 plan or transaction. There can be no assurance that the terms of any such alternative chapter 11 plan or other transaction would be similar or as favorable to the Holders of Allowed Claims and Allowed Interests as those proposed in the Plan and the Debtors do not believe that any such transaction exists or is likely to exist that would be more beneficial to the Estates than the Plan.

4.	The Debtors May Not Be Able to Secure Confirmation of the Plan.

Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation of a chapter 11 plan, and requires, among other things, a finding by the Bankruptcy Court that: (a) such plan “does not unfairly discriminate” and is “fair and equitable” with respect to any non-accepting classes; (b) confirmation of such plan is not likely to be followed by a liquidation or a need for further financial reorganization unless such liquidation or reorganization is contemplated by the plan; and (c) the value of distributions to non-accepting holders of claims or equity interests within a particular class under such plan will not be less than the value of distributions such holders would receive if the debtors were liquidated under chapter 7 of the Bankruptcy Code.

Even though certain creditors have agreed pursuant to the Restructuring Support Agreement to support the Plan, there can be no assurance that the requisite acceptances to confirm the Plan will be received. Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Plan. A non-accepting Holder of an Allowed Claim might challenge either the adequacy of this Disclosure Statement or whether the balloting procedures and voting results satisfy the requirements of the Bankruptcy Code or Bankruptcy Rules. Even if the Bankruptcy Court determines that this Disclosure Statement, the balloting procedures, and voting results are appropriate, the Bankruptcy Court could still decline to confirm the Plan if it finds that any of the statutory requirements for Confirmation are not met. If a chapter 11 plan of reorganization is not confirmed by the Bankruptcy Court, it is unclear whether the Debtors will be able to reorganize their business and what, if anything, Holders of Allowed Claims or Allowed Interests against them would ultimately receive with respect to their Claims or Interests.

The Debtors, subject to the terms and conditions of the Plan and the Restructuring Support Agreement, reserve the right to modify the terms and conditions of the Plan as necessary for Confirmation, with the consent of (a) the Required Consenting Senior Creditors, (b) solely with respect to those terms and provisions that would have a material adverse effect on the value of the distributions to the Holders of 2021 Notes Claims, the Required Consenting 2021 Noteholders, and (c) solely with respect to those terms and provisions that would have a material adverse effect on the value of the distributions to the Consenting Sponsors on account of their iHeart Interests or impair the releases in favor of the Consenting Sponsors provided in the Plan, the Consenting Sponsors. Any such modifications could result in less favorable treatment of any non-accepting Class of Claims or Interests, as well as any Class junior to such non-accepting Class, than the treatment currently provided in the Plan. Such a less favorable treatment could include a distribution of property with a lesser value than currently provided in the Plan or no distribution whatsoever under the Plan. Changes to the Plan may also delay the confirmation of the Plan and the Debtors’ emergence from bankruptcy.

5.	Nonconsensual Confirmation.

In the event that any impaired class of claims or interests does not accept a chapter 11 plan, a bankruptcy court may nevertheless confirm a plan at the proponents’ request if at least one impaired class (as defined under section 1124 of the Bankruptcy Code) has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and, as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired class(es). The Debtors believe that the Plan satisfies these requirements, and the Debtors may request such nonconsensual Confirmation in accordance with subsection 1129(b) of the Bankruptcy Code. Nevertheless, there can be no assurance that the Bankruptcy Court will reach this conclusion. In addition, the pursuit of nonconsensual Confirmation or Consummation of the Plan may result in, among other things, increased expenses relating to professional compensation.

6.	Continued Risk After Confirmation.

Even if the Plan is consummated, the Debtors will continue to face a number of risks, including certain risks that are beyond their control, such as further deterioration or other changes in economic conditions, changes in the industry and potential revaluing of their assets due to chapter 11 proceedings. See Article IX.C of this Disclosure Statement. Some of these concerns and effects typically become more acute when a case under the Bankruptcy Code continues for a protracted period without indication of how or when the case may be completed. As a result of these risks and others, there is no guarantee that a chapter 11 plan of reorganization reflecting the Plan will achieve the Debtors’ stated goals.

In addition, at the outset of the Chapter 11 Cases, the Bankruptcy Code provides the Debtors with the exclusive right to propose a plan and prohibits creditors and others from proposing a plan. The Debtors have retained the exclusive right to propose the Plan upon filing their Petitions. If the Bankruptcy Court terminates that right, however, or the exclusivity period expires, there could be a material adverse effect on the Debtors’ ability to achieve confirmation of the Plan.

Furthermore, the Debtors cannot predict the ultimate amount of all settlement terms for the Debtors’ liabilities that will be subject to the Plan. Even if the Debtors’ debts are reduced and/or discharged through the Plan, the Debtors may need to raise additional funds through public or private debt or equity financing or other various means to fund the Debtors’ businesses after the completion of the proceedings related to the Chapter 11 Cases. Adequate funds may not be available when needed or may not be available on favorable terms. Even once the Plan is implemented, the Debtors’ operating results may be adversely affected by the possible reluctance of advertisers to do business with a company that recently emerged from bankruptcy proceedings.

7.	The Chapter 11 Cases May Be Converted to Cases under Chapter 7 of the Bankruptcy Code.

If a bankruptcy court finds that it would be in the best interest of creditors and/or the debtor in a chapter 11 case, the bankruptcy court may convert a chapter 11 bankruptcy case to a case under chapter 7 of the Bankruptcy Code. In such event, a chapter 7 trustee would be appointed or elected to liquidate the debtor’s assets for distribution in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that liquidation under chapter 7 would result in significantly smaller distributions being made to creditors than those provided for in a chapter 11 plan because of (a) the likelihood that the assets would have to be sold or otherwise disposed of in a disorderly fashion over a short period of time, rather than reorganizing or selling the business as a going concern at a later time in a controlled manner, (b) additional administrative expenses involved in the appointment of a chapter 7 trustee, and (c) additional expenses and Claims, some of which would be entitled to priority, that would be generated during the liquidation, including Claims resulting from the rejection of Unexpired Leases and other Executory Contracts in connection with cessation of operations.

8.	The Debtors May Object to the Amount or Classification of a Claim.

Except as otherwise provided in the Plan, the Debtors reserve the right to object to the amount or classification of any Claim under the Plan. The estimates set forth in this Disclosure Statement cannot be relied upon by any Holder of a Claim where such Claim is subject to an objection. Any Holder of a Claim that is subject to an objection thus may not receive its expected share of the estimated distributions described in this Disclosure Statement. Further, the Committee or other parties in interest may object to the amount or classification of any Claim under the Plan in accordance with the Bankruptcy Code.

9.	Risk of Non-Occurrence of the Effective Date.

Although the Debtors believe that the Effective Date may occur quickly after the Confirmation Date, there can be no assurance as to such timing or as to whether the Effective Date will, in fact, occur.

10.	Contingencies Could Affect Votes of Impaired Classes to Accept or Reject the Plan.

The distributions available to Holders of Allowed Claims under the Plan can be affected by a variety of contingencies, including, without limitation, whether the Bankruptcy Court orders certain Allowed Claims to be subordinated to other Allowed Claims. For example, as discussed herein, in the event that the ABL Secured Parties are required to disgorge some or all of the Disputed Amounts for any reason, then, pursuant to the terms of the Intercreditor Agreement, the ABL Agent asserts the obligations owing to the ABL Agent and lenders party to the ABL Credit Agreement previously satisfied by the earlier payment of the Disputed Amounts would be reinstated and, pursuant to the terms of the Intercreditor Agreement, any amounts distributable to the Junior Secured Lenders by the Debtors’ Estates under the Plan would be required to be remitted to the ABL Agent (and/or its designees), for the benefit of the lenders party to the ABL Credit Agreement, until the obligations owing to the ABL Agent and the lenders under the ABL Credit Agreement have been Paid in Full (as such term is defined in the Intercreditor Agreement). The occurrence of any and all such contingencies, which could affect distributions available to Holders of Allowed Claims under the Plan, will not affect the validity of the vote taken by the Impaired Classes to accept or reject the Plan or require any sort of revote by the Impaired Classes. The Senior Creditors dispute the ABL Agent’s position, and whether such a result would not affect the validity of votes cast by the Senior Creditors.

The estimated Claims and creditor recoveries set forth in this Disclosure Statement are based on various assumptions, and the actual Allowed amounts of Claims may significantly differ from the estimates. Should one or more of the underlying assumptions ultimately prove to be incorrect, the actual Allowed amounts of Claims may vary from the estimated Claims contained in this Disclosure Statement. Moreover, the Debtors cannot determine with any certainty at this time, the number or amount of Claims that will ultimately be Allowed. Such differences may materially and adversely affect, among other things, the percentage recoveries to Holders of Allowed Claims under the Plan.

11.	Releases, Injunctions, and Exculpation Provisions May Not Be Approved.

Article VIII of the Plan provides for certain releases, injunctions, and exculpations, including a release of liens and third-party releases that may otherwise be asserted against the Debtors, Reorganized Debtors, or Released Parties, as applicable. The releases, injunctions, and exculpations provided in the Plan are subject to objection by parties in interest and may not be approved. If the releases are not approved, certain Released Parties may withdraw their support for the Plan.

The releases provided to the Released Parties and the exculpation provided to the Exculpated Parties are necessary to the success of the Debtors’ reorganization because the Released Parties and Exculpated Parties have made significant contributions to the Debtors’ reorganizational efforts and have agreed to make further contributions, including, but not limited to, agreeing to significant reductions in the amounts of their Claims against the Debtors’ Estates, equitizing certain funded debt, and agreeing not to trade their equity interests, which would otherwise result in certain negative tax implications to the Debtors, but only if they receive the full benefit of the Plan’s release and exculpation provisions. The Plan’s release and exculpation provisions are an inextricable component of the Restructuring Support Agreement and Plan and the significant deleveraging and financial benefits that they embody.

B.	Risks Related to Recoveries under the Plan

1.	The Reorganized Debtors May Not Be Able to Achieve their Projected Financial Results.

The Reorganized Debtors may not be able to achieve their projected financial results. The financial projections set forth in this Disclosure Statement represent the Debtors’ management team’s best estimate of the Debtors’ future financial performance, which is necessarily based on certain assumptions regarding the anticipated future performance of the Reorganized Debtors’ operations, as well as the United States and world economies in general, and the industry segments in which the Debtors operate in particular. Although the Debtors believe that the financial projections contained in this Disclosure Statement are reasonable, there can be no assurance that they will be realized. If the Debtors do not achieve their projected financial results, the value of the recoveries under the Plan may be negatively affected and the Debtors may lack sufficient liquidity to continue operating as planned after the Effective Date. Moreover, the financial condition and results of operations of the Reorganized Debtors from and after the Effective Date may not be comparable to the financial condition or results of operations reflected in the Debtors’ historical financial statements.

2.	A Liquid Trading Market for the New iHeart Class A Common Stock or the CCOH Interests May Not Develop.

Although the Debtors and the Reorganized Debtors intend to apply to list the New iHeart Class A Common Stock on a national securities exchange as promptly as reasonably practicable on or after the Issuance Date, and intend to apply to list, or maintain a listing for, the CCOH Interests on a national securities exchange upon the effective date of the CCOH Separation, the Debtors make no assurance that they will be able to obtain or maintain these listings, as applicable, or, even if the Debtors do, that liquid trading markets for shares of New iHeart Class A Common Stock will develop or liquid trading markets for CCOH Interests will be maintained. The liquidity of any market for shares of New iHeart Class A Common Stock and CCOH Interests will depend upon, among other things, the number of holders of such securities, New iHeart’s and CCOH’s (or its successor’s) financial performance, and the market for similar securities, none of which can be determined or predicted. Accordingly, there can be no assurance that an active trading market for these securities will develop, nor can any assurance be given as to the liquidity or prices at which such securities might be traded. In the event an active trading market does not develop or is not maintained, as applicable, the ability to transfer or sell New iHeart Class A Common Stock or CCOH Interests may be substantially limited.

3.	The Trading Price for the Shares of New iHeart Common Stock and CCOH Interests May Be Depressed Following the Issuance Date or the Effective Date, as applicable.

Assuming that the Issuance Date or the Effective Date, as applicable, occurs, shares of New iHeart Common Stock will be issued, and CCOH Interests will be distributed, to Holders of certain Classes of Claims or Interests (as applicable). In addition, Holders of Claims or Interests (as applicable) that receive New iHeart Common Stock or CCOH Interests may seek to sell such securities in an effort to obtain liquidity. These sales and the volume of New iHeart Common Stock and CCOH Interests available for trading could cause the trading price for the New iHeart Common Stock or the CCOH Interests to be depressed, particularly in the absence of an established trading market for these securities.

4.	Certain Holders of New iHeart Common Stock and CCOH Interests May Be Restricted in their Ability to Transfer or Sell their Securities.

To the extent that the New iHeart Common Stock issued, and the CCOH Interests distributed, under the Plan are exempt from registration under section 1145(a)(1) of the Bankruptcy Code, such securities may be resold by the holders thereof without registration under the Securities Act unless the holder is an “underwriter,” as defined in section 1145(b) of the Bankruptcy Code with respect to such securities or is deemed an “affiliate” or “control person” within the meaning of the Securities Act. Resales by Holders of Claims or Interests (as applicable) who receive New iHeart Common Stock or CCOH Interests pursuant to the Plan that are deemed to be “underwriters,” “affiliates,” or “control persons” would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act. Such Holders would only be permitted to sell such securities without registration if they are able to comply with an applicable exemption from registration, including Rule 144 under the Securities Act.

The Debtors make no representation regarding their ability to register any Securities or the availability of an exemption from registration for any holder of New iHeart Common Stock or CCOH Interests to freely resell their securities. See Article XII to this Disclosure Statement.

5.	Restricted Securities Issued under the Plan May Not Be Resold or Otherwise Transferred Unless They Are Registered Under the Securities Act or an Exemption from Registration Applies.

To the extent that Securities issued pursuant to the Plan are not exempt from registration by section 1145(a)(1) of the Bankruptcy Code, such Securities may be issued pursuant to section 4(a)(2) under the Securities Act or another available exemption and will be deemed “restricted securities” that may not be sold, exchanged, assigned or otherwise transferred unless they are registered, or an exemption from registration applies, under the Securities Act. Under Rule 144, the public resale of restricted securities is permitted if certain conditions are met, and these conditions vary depending on whether the holder of the restricted securities is an “affiliate” of the issuer, as defined in Rule 144. Under Rule 144, a non-affiliate who has not been an affiliate of the issuer during the preceding three months may resell restricted securities after a six-month holding period unless certain current public information regarding the issuer is not available at the time of sale, in which case the non-affiliate may resell after a one-year holding period. An affiliate may resell restricted securities after a six-month holding period but only if certain current public information regarding the issuer is available at the time of the sale and only if the affiliate also complies with the volume, manner of sale, and notice requirements of Rule 144. Although the Debtors currently expect that the current public information requirement will be met when the six-month holding period expires, they cannot guarantee that resales of the restricted securities will qualify for an exemption from registration under Rule 144. In any event, holders of restricted securities should expect to be required to hold their restricted securities for at least six months.

6.	The Federal Income Tax Consequences of the Plan to the Debtors, CCOH, and Holders of Claims and Interests are Highly Complex.

The federal income tax consequences of the Plan to the Debtors, CCOH, and Holders of Claims and Interests are highly complex and will depend on, among other things, whether the CCOH Separation is consummated pursuant to the Taxable Separation or the Tax-Free Separation, potentially uncertain technical issues, and certain issues that cannot be known until after the Effective Date occurs. In addition, if the CCOH Separation is consummated pursuant to the Tax-Free Separation, certain going-forward business activities of the Debtors and CCOH, and activities by holders of their equity interests, may be subject to meaningful limitations. Finally, regardless of whether the CCOH Separation is consummated pursuant to the Taxable Separation or the Tax-Free Separation, the consummation of the Plan could potentially give rise to significant tax liabilities, which may also give rise to contractual liabilities under the Tax Matters Agreement. These tax considerations are discussed in detail below in “Certain United States Federal Income Tax Consequences of the Plan,” and Holders of Claims and Interests should carefully review that section of this Disclosure Statement and consult their own tax advisors regarding the tax implications of the Plan.

C.	Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses.

1.	The Reorganized Debtors May Not Be Able to Generate Sufficient Cash to Fund their Operations and Service their Indebtedness.

The Reorganized Debtors’ ability to generate cash to fund their operations and make scheduled payments on or refinance their debt obligations following emergence depends on the Reorganized Debtors’ financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond the Reorganized Debtors’ control. The Reorganized Debtors may be unable to maintain a level of cash flow from operating activities sufficient to permit the Reorganized Debtors to fund their operations and pay the principal, premium, if any, and interest on their indebtedness or to refinance it on acceptable terms or at all.

2.	The Debtors Will Be Subject to Various Risks and Uncertainties Associated with the Chapter 11 Cases.

For the duration of the Chapter 11 Cases, the Debtors’ operations, including their ability to execute their business plan will be subject to the risks and uncertainties associated with bankruptcy. These risks include the following:

•	the Debtors’ creditors or other third parties may take actions or make decisions that are inconsistent with and detrimental to the plans the Debtors believe to be in their best interests;

•	the Debtors may be unable to obtain court approval with respect to certain matters in the Chapter 11 Cases from time to time;

•	the Bankruptcy Court may not agree with the Debtors’ objections to positions taken by other parties;

•	the Debtors may not be able to confirm and consummate the Plan or may be delayed in doing so;

•	the Debtors may not be able to obtain and maintain normal credit terms with vendors, strategic partners, and service providers;

•	the Debtors may not be able to continue to invest in their products and services, which could hurt their competitiveness;

•	the Debtors may not be able to enter into or maintain contracts that are critical to their operations at competitive rates and terms, if at all;

•

the Debtors may be exposed to risks associated with third parties seeking and obtaining court approval to (i) terminate or shorten the Debtors’ exclusivity period to propose and confirm the Plan, (ii) appoint a chapter 11 trustee or (iii) convert the Chapter 11 Cases to chapter 7 liquidation cases; and

•	the Debtors’ customers may choose to advertise with their competitors.

These risks and uncertainties could affect the Debtors’ businesses and operations in various ways. For example, negative events associated with the Chapter 11 Cases could adversely affect the Debtors’ ability to compete for advertising dollars and their relationship with customers, as well as with business partners, vendors, and employees, which in turn could adversely affect the Debtors’ operations and financial condition, particularly if the Chapter 11 Cases are protracted. Also, the Debtors will need the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit the Debtors’ ability to timely respond to certain events or take advantage of certain opportunities. Because of the risks and uncertainties associated with the Chapter 11 Cases, the ultimate impact of events that occur during these proceedings will have on the Debtors’ business, financial condition, and results of operation cannot be accurately predicted or quantified.

3.	Operating in Bankruptcy for a Long Period of Time May Harm the Debtors’ Businesses.

The Debtors’ future results will be dependent upon the timely and successful confirmation and implementation of a plan of reorganization. If a restructuring is protracted, it could adversely affect the Debtors’ operating results, including their relationships with advertising customers, business partners, and employees. The longer the Chapter 11 Cases continue, the more likely it is that the Debtors’ advertising customers will lose confidence in the Debtors’ ability to reorganize their businesses successfully and seek to establish alternative commercial relationships. If the Debtors experience a protracted reorganization, there is a significant risk that the value of the enterprise would be substantially eroded to the detriment of all stakeholders.

So long as the proceedings related to the Chapter 11 Cases continue, the Debtors will be required to incur substantial costs for professional fees and other expenses associated with the administration of the Chapter 11 Cases.

4.	Financial Results May Be Volatile and May Not be Indicative of Future Financial Performance.

The Debtors derive revenues from the sale of advertising. Expenditures by advertisers tend to be cyclical, reflecting economic conditions and budgeting and buying patterns. Periods of a slowing economy or recession, or periods of economic uncertainty, may be accompanied by a decrease in advertising. For example, the global economic downturn that began in 2008 resulted in a decline in advertising and marketing by the Debtors’ customers, which resulted in a decline in advertising revenues across the Debtors’ businesses. This reduction in advertising revenues had an adverse effect on the Debtors’ revenue, profit margins, cash flow, and liquidity. Global economic conditions have been slow to recover and remain uncertain. If economic conditions do not continue to improve, economic uncertainty increases or economic conditions deteriorate again, global economic conditions may once again adversely impact the Debtors’ revenue, profit margins, cash flow, and liquidity. Furthermore, because a significant portion of the Debtors’ revenue is derived from local advertisers, the Debtors’ ability to generate revenues in specific markets is directly affected by local and regional conditions, and unfavorable regional economic conditions also may adversely impact the Debtors’ results. In addition, even in the absence of a downturn in general economic conditions, an individual business sector or market may experience a downturn, causing it to reduce its advertising expenditures, which also may adversely affect the Debtors’ results.

Moreover, during the Chapter 11 Cases, the Debtors’ financial results may be volatile as asset impairments, asset dispositions, restructuring activities and expenses, contract terminations and rejections, and/or claims assessments may significantly impact the Debtors’ consolidated financial statements. As a result, the Debtors’ historical financial performance may not be indicative of their financial performance after the Petition Date.

The Debtors’ capital structure will be significantly altered under the Plan. The Debtors also expect to adopt “fresh start” accounting in accordance with Accounting Standards Codification 852 (“Reorganizations”). Under fresh-start accounting rules that may apply to the Debtors upon the Effective Date, the Debtors’ assets and liabilities would be adjusted to fair value, which could have a significant impact on their financial statements. Accordingly, if fresh-start accounting rules apply, the Debtors’ financial condition and results of operations following emergence from chapter 11 would not be comparable to the financial condition and results of operations reflected in their historical financial statements. In connection with the Chapter 11 Cases and the development of the Plan, it is also possible that additional restructuring and related charges may be identified and recorded in future periods. Such charges could be material to the Debtors’ consolidated financial position, liquidity, and results of operations. The financial projections contained in Exhibit F hereto do not currently reflect the effect of fresh start accounting, which may have a material effect on the Financial Projections.

5.	The Debtors Have Substantial Liquidity Needs.

The Debtors’ ability to fund their operations and capital expenditures requires a significant amount of cash. The Debtors’ principal sources of liquidity historically have been cash flow from operations, borrowing capacity under the ABL Credit Agreement, and issuances of bonds. If the Debtors’ cash flow from operations decreases as a result of lower advertising prices, decreased listener demand, or otherwise, the Debtors may not have the ability to expend the capital necessary to improve or maintain their current operations, resulting in decreased revenues over time.

The Debtors face uncertainty regarding the adequacy of their liquidity and capital resources and during the pendency of the Chapter 11 Cases may have limited access to additional financing. In addition to the cash necessary to fund ongoing operations, the Debtors have incurred significant professional fees and other costs in connection with preparing for the Chapter 11 Cases and expect to continue to incur significant professional fees and costs throughout the Chapter 11 Cases. The Debtors cannot guarantee that cash on hand and cash flow from operations will be sufficient to continue to fund their operations and allow the Debtors to satisfy obligations related to the Chapter 11 Cases until the Debtors are able to emerge from bankruptcy protection.

The Debtors’ long-term liquidity requirements and the adequacy of their capital resources are difficult to predict at this time. The Debtors’ liquidity, including the ability to meet ongoing operational obligations, will be dependent upon, among other things: (a) their ability to comply with the terms and conditions of any cash collateral order entered by the Bankruptcy Court in connection with the Chapter 11 Cases; (b) their ability to maintain adequate cash on hand; (c) their ability to generate cash flow from operations; (d) their ability to develop, confirm, and consummate a chapter 11 plan or other alternative restructuring transaction; and (e) the cost, duration, and outcome of the Chapter 11 Cases. The Debtors’ ability to maintain adequate liquidity depends, in part, upon industry conditions and general economic, financial, competitive, regulatory, and other factors beyond the Debtors’ control.

6.	The Debtors Operate in a Highly Competitive Industry.

The Debtors operate in a highly competitive industry, and they may not be able to maintain or increase their current audience ratings and advertising revenues following their emergence from the Chapter 11 Cases. The Debtors compete for audiences and advertising revenues with other radio and outdoor advertising businesses, as well as with other media, such as newspapers, magazines, television, direct mail, portable digital audio players, mobile devices, satellite radio, Internet-based services, and live entertainment, within their respective markets. Audience ratings and market shares are subject to change for various reasons, including through consolidation of the Debtors’ competitors through processes such as mergers and acquisitions, which could have the effect of reducing the Debtors’ revenues in a specific market. The Debtors’ competitors may develop technology, services, or advertising media that are equal or superior to those the Debtors provide or that achieve greater market acceptance and brand recognition than the Debtors achieve. Additionally, advertisers may be hesitant to purchase advertising from the Debtors during the Chapter 11 Cases. It also is possible that new competitors may emerge and rapidly acquire significant market share in any of the Debtors’ business segments. An increased level of competition for advertising dollars may lead to lower advertising rates as the Debtors attempt to retain customers or may cause the Debtors to lose customers to their competitors who offer lower rates that the Debtors are unable or unwilling to match. Our ability to compete effectively depends in part on our ability to achieve a competitive cost structure during the Chapter 11 Cases. If we cannot do so, then our business, financial condition, and operating results would be adversely affected.

7.	The Reorganized Debtors May Be Adversely Affected by Potential Litigation, Including Litigation Arising Out of the Chapter 11 Cases.

In the future, the Reorganized Debtors may become parties to litigation. In general, litigation can be expensive and time consuming to bring or defend against. Such litigation could result in settlements or damages that could significantly affect the Reorganized Debtors’ financial results. It is also possible that certain parties will commence litigation with respect to the treatment of their Claims under the Plan. It is not possible to predict the potential litigation that the Reorganized Debtors may become party to, or the final resolution of such litigation. The effect of any such litigation on the Reorganized Debtors’ businesses and financial stability, however, could be material.

8.	The Loss of Employees Could Adversely Affect the Debtors’ Operations.

As a result of the Chapter 11 Cases, the Debtors may experience increased levels of employee attrition, and their employees likely will face considerable distraction and uncertainty. A loss of key personnel or material erosion of employee morale could adversely affect the Debtors’ business and results of operations. The Debtors’ ability to engage, motivate and retain key employees or take other measures intended to motivate and incent key employees to remain with them through the pendency of the Chapter 11 Cases is limited by restrictions on implementation of incentive programs under the Bankruptcy Code. The loss of services of members of our senior management team could impair the Debtors’ ability to execute their strategy and implement operational initiatives, which would be likely to have a material adverse effect on their financial condition, liquidity and results of operations.

9.	The Debtors’ Business is Dependent On the Performance of On-Air Talent and Program Hosts.

The Debtors employ or independently contract with many on-air personalities and hosts of syndicated radio programs with significant loyal audiences in their respective markets. Although the Debtors have entered into long-term agreements with most of their on-air talent and program hosts to protect their interests in those relationships, they can give no assurance that all or any of these persons will remain with the Debtors or retain their audiences. Competition for these individuals is intense and many of these individuals are under no legal obligation to remain with the Debtors. The Debtors’ competition may extend offers to any of these individuals on terms that the Debtors may be unwilling to meet. Furthermore, the popularity and audience loyalty of the Debtors’ key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty is beyond the Debtors’ control and could have a material adverse effect on the Debtors’ ability to attract local and/or national advertisers and on the Debtors’ revenue and/or ratings, and could result in increased expenses.

10.	Certain Claims May Not Be Discharged and Could Have a Material Adverse Effect on the Debtors’ Financial Condition and Results of Operations.

The Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. With few exceptions, all Claims that arise prior to the Debtors’ filing of their Petitions or before confirmation of a plan of reorganization (a) would be subject to compromise and/or treatment under the plan of reorganization and/or (b) would be discharged in accordance with the terms of the plan of reorganization. However, there can be no assurance that the aggregate amount of such claims that are not subject to treatment under the Plan or that are not discharged will not be material.

11.	The Debtors May Have Substantial Indebtedness Upon Emergence From Chapter 11.

The terms of the Plan contemplate that upon the Effective Date, the Debtors will have a new ABL Credit Agreement and New Debt. The substantial amount of indebtedness thereunder could have important consequences to the Debtors, including:

•	limiting their ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of their business strategy or other purposes;

•	limiting their ability to use operating cash flow in other areas of their business because the Debtors must dedicate a substantial portion of these funds to service debt;

•	increasing their vulnerability to general adverse economic and industry conditions, including increases in interest rates;

•	limiting their ability to capitalize on business opportunities and to react to competitive pressures; and

•	limiting their ability or increasing the costs to refinance indebtedness.

12.	The Chapter 11 Cases May Give Rise to Unfavorable Tax Consequences for the Debtors.

The consummation of the Chapter 11 Cases may have an adverse tax impact on the Debtors. The CCOH Separation may be structured as a Tax-Free Separation or a Taxable Separation. In either case, there is a risk that such separation will give rise to a U.S. federal income tax liability. If such liability were to arise, the Debtors would be jointly liable for such tax liability under federal law. iHC will be contractually obligated to indemnify CCOH with respect to any such liability. Similar principles may apply for foreign, state and local income tax purposes where the Debtors file combined, consolidated or unitary returns for federal, foreign, state and local income tax purposes. If an “ownership change” (as discussed below) were to occur prior to the conclusion of the Chapter 11 Cases, any tax liability recognized in connection with any transaction, particularly any taxable transaction, could be meaningfully increased.

In addition, the Debtors expect to be required to significantly reduce certain of their tax attributes, including net operating loss carryforwards, as a result of any cancellation of indebtedness income realized in connection with the Chapter 11 Cases.

13.	The Issuance of New iHeart Common Stock in the Chapter 11 Cases May Impair the Debtors Ability to Utilize Federal Income Tax Net Operating Loss Carryforwards.

Under federal income tax law, a corporation is generally permitted to deduct from taxable income net operating losses carried forward from prior years. The Debtors’ ability to utilize net operating loss carryforwards to offset future taxable income and to reduce federal income tax liability is subject to certain requirements and restrictions. If the Debtors experience an “ownership change,” as defined in section 382 of the U.S. Internal Revenue Code, then their ability to use net operating loss carryforwards may be substantially limited, which could have a negative impact on their financial position and results of operations. Generally, there is an “ownership change” if one or more shareholders owning 5% or more of a corporation’s common stock have aggregate increases in their ownership of such stock of more than 50 percentage points over the prior three-year period. Following the implementation of the Plan, it is expected that the Debtors will experience an “ownership change.” Under section 382 of the U.S. Internal Revenue Code, absent an application exception, if a corporation undergoes an “ownership change,” the amount of its net operating losses that may be utilized to offset future taxable income generally is subject to an annual limitation on the amount of federal income tax net operating loss carry-forwards existing prior to the change that it could utilize to offset its taxable income in any future taxable year to an amount generally equal to the value of its stock immediately prior to the ownership change multiplied by the long-term tax-exempt rate, subject to adjustments to reflect the differences between the fair market value of the corporation’s assets and the tax basis in such assets. Because the value of iHeart’s stock can fluctuate materially, it is possible an ownership change would materially limit the Debtors’ ability to utilize their substantial federal income tax net operating loss carry-forwards in the future. Accordingly, there can be no assurance that the Debtors will be able to utilize federal income tax net operating loss carry-forwards to offset future taxable income, even if any such attributes survive reduction as a result of cancellation of indebtedness income.

D.	Risks Related to the Business of CCOH (or Its Successor).

1.	CCOH’s or Its Successor’s Results May be Adversely Affected by Economic Uncertainty or Deteriorations in Economic Conditions.

CCOH derives revenues from the sale of advertising. Expenditures by advertisers tend to be cyclical, reflecting economic conditions and budgeting and buying patterns. Periods of a slowing economy or recession, or periods of economic uncertainty, may be accompanied by a decrease in advertising. For example, the global economic downturn that began in 2008 resulted in a decline in advertising and marketing by our customers, which resulted in a decline in advertising revenues across our businesses. This reduction in advertising revenues had an adverse effect on CCOH’s revenue, profit margins, cash flow and liquidity. Global economic conditions have been slow to recover and remain uncertain. If economic conditions do not continue to improve, economic uncertainty increases or economic conditions deteriorate again, global economic conditions may once again adversely impact CCOH’s (or its successor’s) revenue, profit margins, cash flow and liquidity. Furthermore, because a significant portion of CCOH’s revenue is derived from local advertisers, its ability to generate revenues in specific markets is directly affected by local and regional conditions, and unfavorable regional economic conditions also may adversely impact its results. In addition, even in the absence of a downturn in general economic conditions, an individual business sector or market may experience a downturn, causing it to reduce its advertising expenditures, which also may adversely impact its results.

2.	CCOH Requires a Significant Amount of Cash to Service Its Debt Obligations and to Fund Its Operations and Capital Expenditures.

CCOH’s (or its successor’s) ability to service its debt obligations and to fund its operations and its capital expenditures for display construction, renovation or maintenance requires a significant amount of cash. CCOH’s primary sources of liquidity currently are cash on hand, cash flow from operations, the intercompany arrangements provided for in the cash management order approved in the Chapter 11 Cases and CCOH’s senior revolving credit facility.

CCOH’s primary uses of liquidity are for its working capital, capital expenditure, debt service, special dividend and other funding requirements. As of June 30, 2018, CCOH had debt maturities totaling $0.3 million, $0.3 million and $2,575.3 million in 2018, 2019 and 2020, respectively. A substantial amount of CCOH’s cash requirements are for debt service obligations. During the six months ended June 30, 2018, CCOH spent $187.3 million of cash on interest on its debt. CCOH anticipates having approximately $376.3 million of cash interest payment obligations in 2018. CCOH’s significant interest payment obligations reduce its financial flexibility, make it more vulnerable to changes in operating performance and economic downturns generally, reduce its liquidity over time and could negatively affect its ability to obtain additional financing in the future.

CCOH’s (or its successor’s) ability to fund its working capital, capital expenditures, debt service and other obligations depends on its future operating performance and cash from operations and its ability to manage its liquidity following the CCOH Separation, which are in turn subject to prevailing economic conditions and other factors, many of which are beyond its control. In addition, the purchase price of possible acquisitions, capital expenditures for deployment of digital billboards and/or other strategic initiatives could require additional indebtedness or equity financing on its part. Historically, CCOH’s cash management arrangement with iHC has been its only committed external source of liquidity. Following the CCOH Separation, CCOH (or its successor) will no longer have iHC available to support its cash management function and its liquidity, and it will be dependent upon its ability to generate cash or obtain additional financing to meet its liquidity needs. If CCOH (or its successor) is unable to obtain adequate financial support, it will likely need to obtain additional financing from banks or other lenders, or through public offerings or private placements of debt or equity, strategic relationships or other arrangements in the future in order to meet its post-separation liquidity needs. Holders of Claims or Interests should take into account that there can be no assurance that financing alternatives will be available to CCOH (or its successor) in sufficient amounts or on terms acceptable to it in the future due to market conditions, its financial condition, its liquidity constraints, its lack of history operating as a company independent from iHC or other factors, many of which are beyond its control. Even if financing alternatives are available to CCOH (or its successor), it may not find them suitable or at comparable interest rates to the indebtedness being refinanced, and CCOH’s (or its successor’s) annual cash interest payment obligations could increase further. In addition, the terms of CCOH’s (or its successor’s) existing or future debt agreements may restrict CCOH (or its successor) from securing financing on terms that are available to it at that time. In addition to the need to refinance its various indebtedness at or before maturity, if CCOH (or its successor) is unable to generate sufficient cash through its operations, it could face substantial liquidity problems, which could have a material adverse effect on its financial condition, on its ability to meet its obligations, and on the value of the CCOH Interests following the CCOH Separation.

The indentures governing CCOH’s 6.5% Senior Notes Due 2022 and 7.625% Senior Subordinated Notes Due 2020 restrict CCOH’s ability to incur additional indebtedness but permit it to incur additional indebtedness based on an incurrence test. In order to incur additional indebtedness under this test, CCOH’s debt to adjusted EBITDA ratio (as defined by the indentures) must be lower than 7.0:1. Because CCOH’s debt to adjusted EBITDA ratio exceeded this threshold in the indentures as of June 30, 2018, CCOH is not currently permitted to incur additional indebtedness using the incurrence test. The indentures contain certain other exceptions that allow CCOH to incur indebtedness. If CCOH incurs additional indebtedness in connection with or following the CCOH Separation, such indebtedness would increase CCOH’s leverage and make it more vulnerable to economic downturns and may further limit its ability to withstand competitive pressures.

3.	The Debtors May Support CCOH’s Efforts to Refinance Its Indebtedness.

As discussed herein, certain terms of the CCOH Separation have not been agreed upon, and negotiations are still ongoing. As part of the negotiations, the Debtors have proposed to use reasonable efforts to support any refinancing of CCOH”s indebtedness, which could be in the form of tangible or intangible consideration. The Debtors may provide CCOH with cash, for the payment of any financing costs and related expenses that may be incurred as a result of the CCOH Separation, or alternatively, the Debtors may provide intangible support by assisting CCOH in its efforts to effectuate any refinancing transaction.

4.	CCOH Faces Intense Competition in the Outdoor Advertising Business.

CCOH operates in a highly competitive industry, and may not be able to maintain or increase its current advertising revenues. CCOH competes for advertising revenue with other outdoor advertising businesses, as well as with other media, such as radio, newspapers, magazines, television, direct mail, mobile devices, satellite radio and Internet-based services, within their respective markets. Market shares are subject to change for various reasons including through consolidation of its competitors through processes such as mergers and acquisitions, which could have the effect of reducing its revenue in a specific market. CCOH’s competitors may develop technology, services or advertising media that are equal or superior to those CCOH provides or that achieve greater market acceptance and brand recognition than it achieves. It also is possible that new competitors may emerge and rapidly acquire significant market share in any of its business segments. An increased level of competition for advertising dollars may lead to lower advertising rates as CCOH attempts to retain customers or may cause CCOH to lose customers to its competitors who offer lower rates that CCOH is unable or unwilling to match.

5.

CCOH or its Successor may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly-traded company, and CCOH or its Successor may experience increased costs after the CCOH Separation.

The Debtors currently provide CCOH with various corporate services.    The Corporate Services Agreement contemplates both a consensual separation with a ‘sunset’ period for certain transition services. Following the CCOH Separation, CCOH (or its successor) will need to provide internally or obtain from unaffiliated third parties the services it currently receives from the Debtors following the CCOH Separation. CCOH (or its successor) may be unable to replace these services in a timely manner or on terms and conditions as favorable as those it currently receives from the Debtors. CCOH (or its successor) may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If CCOH (or its successor) fails to obtain the services necessary to operate effectively or if it incurs greater costs in obtaining these services, its business, financial condition and results of operations may be adversely affected.

6.	CCOH’s Business is Dependent on Its Management Team and Other Key Individuals.

CCOH’s business is dependent upon the performance of its management team and other key individuals. Five of CCOH’s executive officers currently serve as executive officers of iHeart, including CCOH’s CEO and CFO who serve as the CEO and CFO, respectively, of iHeart. These executive officers provide services to CCOH pursuant to the Corporate Services Agreement. If these executive officers remain with iHeart following the CCOH Separation, CCOH (or its successor) may need to identify replacements or transition their responsibilities to others. Competition for these key individuals is intense and many of CCOH’s key employees are at-will employees who are under no obligation to remain with CCOH (or its successor), and may decide to leave as a result of the uncertainty surrounding the CCOH Separation or for a variety of personal or other reasons beyond CCOH’s (or its successor’s) control. If members of CCOH’s management or key individuals decide to leave in the future, if CCOH (or its successor) decides to make further changes to the composition of, or the roles and responsibilities of, these individuals, or if CCOH (or its successor) is not successful in attracting, motivating and retaining other key employees, its business could be adversely affected.

7.	The Success of CCOH’s Street Furniture and Transit Products Businesses is Dependent on CCOH Obtaining Key Municipal Concessions.

CCOH’s street furniture and transit products businesses require it to obtain and renew contracts with municipalities and transit authorities. Many of these contracts, which require it to participate in competitive bidding processes at each renewal, typically have terms ranging from 2 to 15 years and have revenue share, capital expenditure requirements and/or fixed payment components. Competitive bidding processes are complex and sometimes lengthy and substantial costs may be incurred in connection with preparing bids.

CCOH’s competitors, individually or through relationships with third parties, may be able to provide different or greater capabilities or prices or benefits than CCOH can provide. In the past CCOH has not been, and most likely in the future will not be, awarded all of the contracts on which it bids. The success of CCOH’s business also depends generally on CCOH’s ability to obtain and renew contracts with private landlords. There can be no assurance that CCOH will win any particular bid, be able to renew existing contracts or be able to replace any revenue lost upon expiration or completion of a contract. CCOH’s inability to renew existing contracts may also result in significant expenses from the removal of displays. Furthermore, if and when CCOH does obtain a contract, CCOH is generally required to incur significant start-up expenses. The costs of bidding on contracts and the start-up costs associated with new contracts CCOH may obtain may significantly reduce CCOH’s cash flow and liquidity.

This competitive bidding process presents a number of risks, including the following:

•	CCOH expends substantial cost and managerial time and effort to prepare bids and proposals for contracts that CCOH may not win;

•	CCOH may be unable to estimate accurately the revenue derived from and the resources and cost structure that will be required to service any contract CCOH wins; and

•

CCOH may encounter expenses and delays if CCOH’s competitors challenge awards of contracts to it in competitive bidding, and any such challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract.

CCOH’s inability to successfully negotiate, renew or complete these contracts due to third-party or governmental demands and delay and the highly competitive bidding processes for these contracts could affect CCOH’s ability to offer these products to CCOH’s clients, or to offer them to CCOH’s clients at rates that are competitive to other forms of advertising, without adversely affecting CCOH’s financial results.

8.	CCOH’s Financial Performance May Be Adversely Affected By Many Factors Beyond CCOH’s Control.

Certain factors that could adversely affect CCOH’s financial performance by, among other things, decreasing overall revenues, the numbers of advertising customers, advertising fees or profit margins include:

•	unfavorable fluctuations in operating costs, which CCOH may be unwilling or unable to pass through to its customers;

•

CCOH’s inability to successfully adopt or it being late in adopting technological changes and innovations that offer more attractive advertising alternatives than what CCOH offers, which could result in a loss of advertising customers or lower advertising rates, which could have a material adverse effect on CCOH’s operating results and financial performance;

•

unfavorable shifts in population and other demographics, which may cause CCOH to lose advertising customers as people migrate to markets where CCOH has a smaller presence or which may cause advertisers to be willing to pay less in advertising fees if the general population shifts into a less desirable age or geographical demographic from an advertising perspective;

•	adverse political effects and acts or threats of terrorism or military conflicts; and

•	unfavorable changes in labor conditions, which may impair CCOH’s ability to operate or require it to spend more to retain and attract key employees.

In addition, on June 23, 2016, the United Kingdom held a referendum in which voters approved an exit of the U.K. from the European Union, commonly referred to as “Brexit”. International Outdoor is currently headquartered in the U.K. and transacts business in many key European markets. As a result of the referendum, the British government has begun negotiating the terms of the U.K.’s withdrawal from the E.U. It is unclear how these negotiations, or the U.K.’s ultimate exit from the E.U., will impact the economies of the U.K., the E.U. and other countries. This uncertainty may cause CCOH’s customers to closely monitor their costs and reduce the amount they spend on advertising. In addition, the announcement of Brexit caused the British pound’s currency rate to weaken against the U.S. dollar. Any of these or similar effects of Brexit could adversely impact CCOH’s business, operating results, cash flows and financial condition.

9.	Future Dispositions, Acquisitions and Other Strategic Transactions Could Pose Risks.

CCOH frequently evaluates strategic opportunities both within and outside CCOH’s existing lines of business. CCOH expects from time to time to pursue strategic dispositions of certain businesses, as well as acquisitions. These dispositions or acquisitions could be material. CCOH’s strategy involves numerous risks, including:

•	CCOH’s dispositions may negatively impact revenues from CCOH’s national, regional and other sales networks;

•	CCOH’s dispositions may make it difficult to generate cash flows from operations sufficient to meet CCOH’s anticipated cash requirements, including CCOH’s debt service requirements;

•	CCOH’s acquisitions may prove unprofitable and fail to generate anticipated cash flows;

•	to successfully manage CCOH’s large portfolio of outdoor advertising and other businesses, CCOH may need to:

•

recruit additional senior management as CCOH cannot be assured that senior management of acquired businesses will continue to work for it and CCOH cannot be certain that CCOH’s recruiting efforts will succeed, and

•

expand corporate infrastructure to facilitate the integration of CCOH’s operations with those of acquired businesses, because failure to do so may cause it to lose the benefits of any expansion that CCOH decides to undertake by leading to disruptions in CCOH’s ongoing businesses or by distracting CCOH’s management;

•	CCOH may enter into markets and geographic areas where CCOH has limited or no experience;

•	CCOH may encounter difficulties in the integration of operations and systems; and

•	CCOH’s management’s attention may be diverted from other business concerns.

Dispositions and acquisitions of outdoor advertising businesses may require antitrust review by U.S. federal antitrust agencies and may require review by foreign antitrust agencies under the antitrust laws of foreign jurisdictions. CCOH can give no assurances that the DOJ, the FTC or foreign antitrust agencies will not seek to bar it from disposing of or acquiring outdoor advertising businesses or impose stringent undertaking on CCOH’s business as a condition to the completion of an acquisition in any market where CCOH already has a significant position.

10.	Restrictions on Outdoor Advertising of Certain Products May Restrict the Categories of Clients That Can Advertise Using CCOH’s Products.

Out-of-court settlements between the major U.S. tobacco companies and all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and other U.S. territories include a ban on the outdoor advertising of tobacco products. Other products and services may be targeted in the U.S. in the future, including alcohol products. Most European Union countries, among other nations, also have banned outdoor advertisements for tobacco products and regulate alcohol advertising. Regulations vary across the countries in which CCOH conducts business. Any significant reduction in advertising of products due to content-related restrictions could cause a reduction in CCOH’s direct revenues from such advertisements and an increase in the available space on the existing inventory of billboards in the outdoor advertising industry.

11.	Environmental, Health, Safety and Land Use Laws and Regulations May Limit or Restrict Some of CCOH’s Operations.

As the owner or operator of various real properties and facilities, CCOH must comply with various foreign, federal, state and local environmental, health, safety and land use laws and regulations. CCOH and its properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances and employee health and safety as well as zoning restrictions. Historically, CCOH has not incurred significant expenditures to comply with these laws. However, additional laws which may be passed in the future, or a finding of a violation of or liability under existing laws, could require it to make significant expenditures and otherwise limit or restrict some of its operations.

12.	CCOH is Exposed To Foreign Currency Exchange Risks Because a Portion of CCOH’s Revenue is Received in Foreign Currencies and Translated to U.S. Dollars for Reporting Purposes.

CCOH generates a portion of its revenues in currencies other than U.S. dollars. Changes in economic or political conditions, including Brexit, in any of the foreign countries in which CCOH operates could result in exchange rate movement, new currency or exchange controls or other currency restrictions being imposed. Because CCOH receives a portion of its revenues in currencies from the countries in which it operates, exchange rate fluctuations in any such currency could have an adverse effect on CCOH’s profitability. A portion of CCOH’s cash flows is generated in foreign currencies and translated to U.S. dollars for reporting purposes, and certain of the indebtedness held by CCOH’s international subsidiaries is denominated in U.S. dollars, and, therefore, significant changes in the value of such foreign currencies relative to the U.S. dollar could have a material adverse effect on CCOH’s financial condition and its ability to meet interest and principal payments on its indebtedness.

Given the volatility of exchange rates, CCOH cannot assure you that it will be able to effectively manage its currency transaction and/or translation risks. It is possible that volatility in currency exchange rates will have a material adverse effect on CCOH’s financial condition or results of operations. CCOH expects to experience economic losses and gains and negative and positive impacts on its operating income as a result of foreign currency exchange rate fluctuations.

13.	Doing Business in Foreign Countries Exposes CCOH to Certain Risks.

Doing business in foreign countries carries with it certain risks that are not found when doing business in the United States. These risks could result in losses against which CCOH is not insured. Examples of these risks include:

•	potential adverse changes in the diplomatic relations of foreign countries with the United States;

•	hostility from local populations;

•	the adverse effect of foreign exchange controls;

•	government policies against businesses owned by foreigners;

•	investment restrictions or requirements;

•	expropriations of property without adequate compensation;

•	the potential instability of foreign governments;

•	the risk of insurrections;

•	risks of renegotiation or modification of existing agreements with governmental authorities;

•	difficulties collecting receivables and otherwise enforcing contracts with governmental agencies and others in some foreign legal systems;

•	withholding and other taxes on remittances and other payments by subsidiaries;

•	changes in tax structure and level; and

•	changes in laws or regulations or the interpretation or application of laws or regulations.

CCOH’s international operations involve contracts with, and regulation by, foreign governments. CCOH operates in many parts of the world that experience corruption to some degree. Although CCOH has policies and procedures in place that are designed to promote legal and regulatory compliance (including with respect to the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act), CCOH’s employees, subcontractors and agents could take actions that violate applicable anti-corruption laws or regulations. Violations of these laws, or allegations of such violations, could have a material adverse effect on CCOH’s business, financial position and results of operations.

14.

CCOH Identified a Material Weakness in its Internal Control Over Financial Reporting as of December 31, 2017, and the Occurrence of This or Any Other Material Weakness Could Have a Material Adverse Effect on its Ability to Report Accurate Financial Information in a Timely Manner.

CCOH’s management recently concluded that it had a material weakness as of December 31, 2017 and therefore did not maintain effective internal control over financial reporting or effective disclosure controls and procedures, both of which are requirements of the Securities Exchange Act of 1934, as of that date. The material weakness related to CCOH’s failure to detect the misappropriation of funds by an employee of Clear Media Limited, an indirect, non-wholly-owned subsidiary of CCOH whose ordinary shares are listed on the Hong Kong Stock Exchange. CCOH understands that several employees of Clear Media Limited are subject to an ongoing police investigation for misappropriation of funds. Although CCOH concluded that the amount misappropriated was not material to its financial statements, it is possible that the internal controls in place on that date would not have detected a larger misappropriation that would have been material to CCOH’s financial statements.

CCOH has implemented additional controls, and is taking additional steps, to remediate the material weakness. However, the remedial measures CCOH has taken may not be adequate to prevent future misappropriation or avoid other control deficiencies or material weaknesses. There can be no assurance that any system of internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management. As a result, it is possible that CCOH’s financial statements will not comply with generally accepted accounting principles, will contain a material misstatement or will not be available on a timely basis, any of which could cause investors to lose confidence in CCOH and lead to, among other things, unanticipated legal, accounting and other expenses, delays in filing required financial disclosures, enforcement actions by government authorities, fines, penalties, the delisting of CCOH’s common stock and liabilities arising from stockholder litigation.

15.	Substantial sales of CCOH Interests may occur following the CCOH Separation, which could cause the market price of the CCOH Interests to decline.

Holders of Allowed Claims receiving CCOH Interests pursuant to the Plan (other than recipients that are affiliates of the issuer of the CCOH Interests) generally may sell those shares immediately in the public market. It is likely that some Holders of Allowed Claims receiving CCOH Interests pursuant to the Plan will sell such CCOH Interests if, for reasons such as its business profile or market capitalization as an independent company, CCOH (or its successor) does not fit their investment objectives, or, in the case of index funds, CCOH (or its successor) is a participant in the index in which they are investing. The sales of significant amounts of CCOH Interests or the perception in the market that this will occur may decrease the market price of the CCOH Interests.

16.

CCOH is Currently a “Controlled Company” Within the Meaning of the NYSE Listing Rules, But is Unlikely to Retain That Status Following the CCOH Separation. However, During the Phase-in Period CCOH or its Successor May Continue to Rely on Exemptions From Certain Corporate Governance Requirements that Provide Protection to Stockholders of Other Companies.

Because the Debtors currently control a majority of the combined voting power of all classes of CCOH’s outstanding voting stock, it has been a “controlled company” under NYSE corporate governance listing standards. Under the NYSE Listing Rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following the CCOH Separation, the Debtors will cease to control a majority of the combined voting power of all classes of CCOH’s (or its successor’s) outstanding voting stock. Accordingly, CCOH (or its successor) is unlikely to be a “controlled company” within the meaning of the rules of the NYSE Listing Rules. Under NYSE Listing Rules, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company; (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company; and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the NYSE Listing Rules provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. During these phase-in periods, holders of CCOH Interests will not have the same protections afforded to stockholders of companies of which the majority of directors are independent. Additionally, if, within the phase-in periods, CCOH (or its successor) is not able to recruit additional directors who would qualify as independent, or otherwise comply with NYSE Listing Rules, it may be subject to delisting procedures by the NYSE. Furthermore, a change in the board of directors and committee membership may result in a change in corporate strategy and operation philosophies, and may result in deviations from CCOH’s current strategies.

17.	The Chapter 11 Cases May Give Rise to Unfavorable Tax Consequences to CCOH.

The Consummation of the Chapter 11 Cases may have an adverse tax impact on CCOH. Specifically, the Debtors expect that CCOH may be required to reduce certain of its tax attributes, including net operating loss carryforwards, as a result of any cancellation of indebtedness income realized in connection with the Chapter 11 Cases.

E.	Risks Related to Regulation.

1.

The Debtors’ Business Depends upon Licenses Issued by the FCC, and If Licenses Were Not Renewed or the Reorganized Debtors Were to Be Out of Compliance with FCC Regulations and Policies, the Reorganized Debtors’ Business Could Be Materially Impaired.

The Debtors’ business depends upon maintaining their broadcasting licenses issued by the FCC, which are currently issued for a maximum term of eight years and are renewable upon timely application to the FCC. Interested parties may challenge a renewal application. The FCC has authority to revoke licenses, not grant renewal applications, or grant renewal with significant conditions, including renewals for less than a full term of eight years. In the last renewal cycle, all of the Debtors’ licenses were renewed; however, the Debtors cannot be certain that the Reorganized Debtors’ future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect the Reorganized Debtors’ operations, could result in material impairment and could adversely affect the Reorganized Debtors’ liquidity and financial condition. If any of the Reorganized Debtors’ FCC Licenses are not renewed, it could prevent the Reorganized Debtors from operating the affected stations and generating revenue from them. Further, the FCC has a general policy restricting the transferability of a station license while a renewal application for that station is pending. In addition, the Reorganized Debtors must comply with extensive FCC regulations and policies governing the ownership and operation of their radio stations. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict the Reorganized Debtors’ ability to consummate future transactions. The FCC routinely imposes monetary forfeitures for violations of its rules, and such forfeitures can be significant for certain types of violations and for repeated violations. FCC rules governing the Debtors’ radio station operations impose costs on their operations, and changes in those rules could have an adverse effect on the Reorganized Debtors’ business. The FCC also requires radio stations to comply with certain technical requirements to limit interference between two or more radio stations. If the FCC relaxes these technical requirements, it could impair the signals transmitted by the Reorganized Debtors’ radio stations and could have a material adverse effect on the Reorganized Debtors’ business. Moreover, governmental regulations and policies may change over time, and the changes may have a material adverse impact upon the Reorganized Debtors’ businesses, financial condition, and results of operations.

2.	There Will Be FCC Approval Requirements in Connection with Emergence from Chapter 11.

The consent of the FCC is required for the assignment of FCC licenses or for the transfer of control of an entity that holds or controls FCC licenses. Except in the case of “involuntary” assignments and transfers of control, prior consent of the FCC is required before an assignment of FCC licenses or a transfer of control of FCC licensees may be consummated.

Upon the commencement of the Chapter 11 Cases, the Debtors, many of which either hold or control FCC Licenses, changed to debtor-in-possession status. The FCC considers this change in status to be an “involuntary” assignment, and after-the-fact approval of this involuntary assignment was obtained in March and April of 2018. The Debtors’ emergence from bankruptcy pursuant to the Plan will require further consent of the FCC to effectuate an assignment or transfer of control of the FCC Licenses from the debtor-in-possession licensees to the Reorganized Debtors. Actions ordered by the Bankruptcy Court, such as appointment of a chapter 11 trustee, could require further consent of the FCC.

The FCC treats emergence from bankruptcy by a licensee or its parent company as a “voluntary” assignment of FCC licenses or a transfer of control of FCC licensees. Prior approval of the FCC is required for such voluntary transfers or assignments. Because the Plan involves, among other things, the issuance of new voting common stock that will effect a substantial change in the ownership of the Debtors under FCC regulations, FCC Approval of either the FCC Long Form Applications or the FCC Trust mechanism is required prior to consummating the Plan. As a condition to issuance of the FCC Approval, the FCC may require iHeart or certain of its five percent or greater shareholders to divest one or more radio broadcast stations if the ownership of such stations upon consummation of the Plan would cause the Debtors or one of such shareholders to violate the FCC’s multiple ownership rules. Such mandatory divestitures, if required, are not expected to have a material impact on the Debtors’ businesses.

In addition, before or after the Effective Date, the Debtors shall file a Petition for Declaratory Ruling with the FCC to obtain authorization for foreign ownership of the Reorganized Debtors in excess of twenty-five percent. The Debtors cannot guarantee that the FCC will grant the Declaratory Ruling, although the FCC in several recent cases has approved indirect foreign ownership of radio and television broadcast stations in excess of twenty-five percent. In addition, the FCC has imposed conditions in connection with such approvals. Moreover, the Debtors cannot guarantee that the FCC will grant a Declaratory Ruling before the Effective Date, and grant of a Declaratory Ruling is not a condition precedent to the occurrence of the Effective Date.

If a Declaratory Ruling is not granted, or a Declaratory Ruling is granted to permit a lesser amount of foreign ownership than the Debtors request, the Special Warrants may not be exercisable by holders thereof that are non-U.S. Persons or are owned in whole or in part by non-U.S. Persons, although such Special Warrants may be exercisable if transferred to one or more U.S. Persons. Even if the FCC grants a Declaratory Ruling, the Debtors cannot guarantee that the Declaratory Ruling will be free from conditions that adversely affect the Debtors’ business or the holders of the Special Warrants.

3.	Opposition to the Debtors’ Applications for FCC Consent to Transfer the FCC Licenses (in Connection with Emerging from Chapter 11) Can Delay the Process.

The FCC will allow the FCC Long Form Applications to be filed once the Plan has been filed with the Bankruptcy Court, but the FCC will not grant the FCC Long Form Applications until they have been amended to show that the Bankruptcy Court has approved the Plan and authorized the Transfer of Control. Generally, three to seven days after submission of the FCC Long Form Applications, the FCC issues public notice that it has accepted the applications for filing. Interested parties then have 30 days to file petitions to deny the applications. The applicant also is required to give local public notice of the filing of the applications through broadcast announcements and notices in local newspapers serving its broadcast markets.

If petitions to deny are filed against the FCC Long Form Applications, the applicants will have an opportunity to file an opposition, with the petitioner then having an opportunity to file a reply. The pleading cycle generally will be completed within 45-60 days. The FCC then will consider the applications and the filings made by the parties to the proceeding.

The FCC’s review of applications includes, among other factors, whether the existing media interests of the parties to the applications, when combined with any broadcast interests to be acquired in the transaction, will comply with FCC ownership rules. Although the FCC Long Form Applications will seek consent for the Debtors to emerge from the Chapter 11 Cases into reorganized ownership, rather than for an acquisition of additional broadcast stations, the FCC Long Form Applications will nonetheless be required to demonstrate that the Debtors’ existing combinations of radio stations comply with the radio multiple ownership limits applicable to each local market that the Debtors’ stations serve. It is possible that because of intervening changes in the boundaries of, or the number of stations deemed to be “in” a given local market, one or more of the Debtors’ existing “clusters” of radio stations may no longer comply with the radio multiple ownership limit applicable to that cluster. In such a case, the Debtors may be required to seek a waiver of the multiple ownership rules or divest one or more of their existing stations in order to obtain the FCC Approval. Such mandatory divestitures, if required, are not expected to have a material impact on the Debtors’ businesses. The FCC also considers compliance with limitations on foreign ownership, other legal qualifications, the parties’ prior records before the FCC and certain categories of prior adverse determinations against parties to the applications by courts and other administrative bodies that the FCC believes are relevant to assessing the qualifications of parties that will hold attributable interests in a broadcast licensee.

If no oppositions are filed against the FCC Long Form Applications and the FCC finds the applications to be in compliance with its rules and policies and finds the parties to the applications qualified, the FCC may grant the applications shortly after the close of the public notice period. In some instances, the FCC may request that the applicants supply additional information through amendments to the applications. There is no time limit on how long the FCC may consider applications before acting on them, but the FCC has a stated goal of processing all transfer applications within 180 days, and many applications are granted much more quickly. The FCC will not grant the FCC Long Form Applications, however, until the Bankruptcy Court has approved a plan of reorganization and the applications have been amended to reflect that the Bankruptcy Court has authorized the transaction.

Once the FCC has granted the FCC Long Form Applications, it will issue a public notice of the grant. Interested parties opposed to the grants may file for reconsideration for a period of 30 days following public notice of the grants. If the grants are made by the FCC’s staff under delegated authority, the FCC may reconsider the actions on its own motion for a period of 40 days following issuance of public notice of the grants. Parties are free to close upon the grant of FCC consent even if the times for filing petitions for reconsideration or sua sponte FCC reconsideration have not expired, and even if petitions for reconsideration are filed, but the consummation will be subject to any further order that the FCC might issue upon reconsideration. Although highly unusual, the FCC may rescind a grant of consent upon reconsideration if it finds that doing so would serve the public interest, convenience and necessity.

The Petition for Declaratory Ruling will be subject to the same general procedural path as described above for the FCC Long Form Applications. In addition, however, the FCC will consult with “Team Telecom,” an informal working group of Executive Branch agencies (the Departments of Justice, Homeland Security, and Defense) for coordination and recommendations on national security and foreign policy issues raised by the Petition for Declaratory Ruling. The FCC and/or Team Telecom also may seek additional information and commitments from the Debtors and the future shareholders of Reorganized iHeart. The FCC typically takes six months or longer to consider a Petition for Declaratory Ruling. If a Petition for Declaratory Ruling is filed concurrently with the FCC Long Form Applications or while those applications are pending, it is possible that the FCC may integrate its consideration of the Petition for Declaratory Ruling with its consideration of the FCC Long Form Applications. This could delay the grants of the FCC Long Form Applications, which would in turn delay the Issuance Date.

ARTICLE X.

SOLICITATION AND VOTING PROCEDURES

This Disclosure Statement, which is accompanied by a ballot or ballots to be used for voting on the Plan, is being distributed to the Holders of Claims or Interests in those Classes that are entitled to vote to accept or reject the Plan. The procedures and instructions for voting and related deadlines are set forth in the exhibits annexed to the Disclosure Statement Order, which is attached hereto as Exhibit D.

The Disclosure Statement Order is incorporated herein by reference and should be read in conjunction with this Disclosure Statement in formulating a decision to vote to accept or reject the Plan.

THE DISCUSSION OF THE SOLICITATION AND VOTING PROCESS SET

FORTH IN THIS DISCLOSURE STATEMENT IS ONLY A SUMMARY.

PLEASE REFER TO THE DISCLOSURE STATEMENT ORDER ATTACHED HERETO FOR A

MORE COMPREHENSIVE DESCRIPTION OF THE SOLICITATION AND VOTING PROCESS.

A.	Holders of Claims or Interests Entitled to Vote on the Plan

Under the provisions of the Bankruptcy Code, not all holders of claims against or interests in a debtor are entitled to vote on a chapter 11 plan. The table in Article III.C of this Disclosure Statement provides a summary of the status and voting rights of each Class (and, therefore, of each Holder of a Claim or Interest within such Class absent an objection to the Holder’s Claim or Interest) under the Plan.

As set forth in the table, the Debtors are soliciting votes to accept or reject the Plan only from Holders of Claims or Interests in Classes 4, 5A, 5B, 6, 7C, 7D, 7E, 7F, 7G, 8, and 9 (collectively, the “Voting Classes”). The Holders of Claims or Interests in the Voting Classes are Impaired under the Plan and may, in certain circumstances, receive a distribution under the Plan. Accordingly, Holders of Claims or Interests in the Voting Classes have the right to vote to accept or reject the Plan.

The Debtors are not soliciting votes from Holders of Claims or Interests in Classes 1, 2, 3, 7A, 7B, 10, 11, and 12. Additionally, the Disclosure Statement Order provides that certain Holders of Claims in the Voting Classes, such as those Holders whose Claims have been disallowed or are subject to a pending objection, are not entitled to vote to accept or reject the Plan.

B.	Voting Record Date

The Voting Record Date is September 13, 2018. The Voting Record Date is the date on which it will be determined which Holders of Claims or Interests in the Voting Classes are entitled to vote to accept or reject the Plan and whether Claims have been properly assigned or transferred under Bankruptcy Rule 3001(e) such that an assignee or transferee, as applicable, can vote to accept or reject the Plan as the Holder of a Claim.

C.	Voting on the Plan

The Voting Deadline is November 9, 2018, at 5:00 p.m (prevailing Central Time). In order to be counted as votes to accept or reject the Plan, all ballots must be (a) electronically submitted utilizing the online balloting portal maintained by the Claims, Noticing, and Solicitation Agent on or before the Voting Deadline (but only if the instructions included with your ballot permit submission of your ballot via the online balloting portal); or (b) properly executed, completed, and delivered (either by using the envelope provided, by first class mail, overnight courier, or personal delivery) so that the ballots (or a master ballot reflecting your vote, as applicable) are actually received by the Claims, Noticing, and Solicitation Agent on or before the Voting Deadline at the following address:

DELIVERY OF BALLOTS

IHEARTMEDIA, INC. BALLOT PROCESSING

C/O PRIME CLERK

830 THIRD AVENUE 3rd FLOOR

NEW YORK, NY 10022

IMPORTANT NOTE: If you hold Notes Claims and received an envelope addressed to your nominee, please return your ballot to your nominee (or otherwise follow the instructions of your nominee to submit your vote), allowing enough time for your nominee to cast your vote on a master ballot before the Voting Deadline.

IF YOU HAVE ANY QUESTIONS ABOUT THE SOLICITATION OR VOTING PROCESS, PLEASE CONTACT THE CLAIMS, NOTICING, AND SOLICITATION AGENT TOLL FREE AT (877) 756-7779. ANY BALLOT RECEIVED AFTER THE VOTING DEADLINE OR THAT IS OTHERWISE NOT IN COMPLIANCE WITH THE DISCLOSURE STATEMENT ORDER WILL NOT BE COUNTED.

D.	Ballots Not Counted

No ballot will be counted toward Confirmation if, among other things: (1) it is illegible or contains insufficient information to permit the identification of the Holder of the Claim or Interest; (2) it was transmitted by means other than as specifically set forth in the ballots; (3) it was cast by an entity that is not entitled to vote on the Plan; (4) it was cast for a Claim listed in the Debtors’ schedules as contingent, unliquidated, or disputed for which the applicable Bar Date has passed and no Proof of Claim was timely filed; (5) it was cast for a Claim that is subject to an objection pending as of the Voting Record Date (unless temporarily allowed in accordance with the Disclosure Statement Order); (6) it was sent to the Debtors, the Debtors’ agents/representatives (other than the Claims, Noticing, and Solicitation Agent), the administrative agents under the Bank Facilities, or the Debtors’ financial or legal advisors instead of the Claims, Noticing, and Solicitation Agent; (7) it is unsigned; or (8) it is not clearly marked to either accept or reject the Plan or it is marked both to accept and reject the Plan. Please refer to the Disclosure Statement Order for additional requirements with respect to voting to accept or reject the Plan.

ARTICLE XI.

CONFIRMATION OF THE PLAN

A.	Requirements for Confirmation of the Plan

Among the requirements for Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code are: (1) the Plan is accepted by all Impaired Classes of Claims or Interests, or if rejected by an Impaired Class, the Plan “does not discriminate unfairly” and is “fair and equitable” as to the rejecting Impaired Class; (2) the Plan is feasible; and (3) the Plan is in the “best interests” of Holders of Claims or Interests.

At the Confirmation Hearing, the Bankruptcy Court will determine whether the Plan satisfies all of the requirements of section 1129 of the Bankruptcy Code. The Debtors believe that: (1) the Plan satisfies, or will satisfy, all of the necessary statutory requirements of chapter 11 for plan confirmation; (2) the Debtors have complied, or will have complied, with all of the necessary requirements of chapter 11 for plan confirmation; and (3) the Plan has been proposed in good faith.

B.	Best Interests of Creditors/Liquidation Analysis

Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code requires that a bankruptcy court find, as a condition to confirmation, that a chapter 11 plan provides, with respect to each impaired class, that each holder of a claim or an equity interest in such impaired class either (1) has accepted the plan or (2) will receive or retain under the plan property of a value that is not less than the amount that the non-accepting holder would receive or retain if the debtors liquidated under chapter 7.

Attached hereto as Exhibit E and incorporated herein by reference is a liquidation analysis (the “Liquidation Analysis”) prepared by the Debtors with the assistance of the Debtors’ advisors. As demonstrated by the Liquidation Analysis, the Debtors believe that liquidation of the Debtors’ businesses under chapter 7 of the Bankruptcy Code would result in substantial diminution in the value to be realized by Holders of Claims or Interests as compared to distributions contemplated under the Plan. Consequently, the Debtors and their management believe that Confirmation of the Plan will provide a substantially greater return to Holders of Claims or Interests than would a liquidation under chapter 7 of the Bankruptcy Code. The Liquidation Analysis takes into account all intercompany liabilities on the Debtors’ books and records and all Claim Holders’ estimated recoveries therein reflect the collection on intercompany claims.

If the Plan is not confirmed, and the Debtors fail to propose and confirm an alternative plan of reorganization, the Debtors’ businesses may be liquidated pursuant to the provisions of a chapter 11 liquidating plan. In liquidations under chapter 11, the Debtors’ assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7. Thus, a chapter 11 liquidation may result in larger recoveries than a chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Any distribution to Holders of Claims or Interests (to the extent Holders of Interests would receive distributions at all) under a chapter 11 liquidation plan would most likely be substantially delayed. Most importantly, the Debtors believe that any distributions to creditors in a chapter 11 liquidation scenario would fail to capture the significant going concern value of their businesses, which is reflected in the New iHeart Common Stock to be distributed under the Plan. Accordingly, the Debtors believe that a chapter 11 liquidation would not result in distributions as favorable as those under the Plan.

C.	Feasibility

Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of a plan of reorganization is not likely to be followed by the liquidation, or the need for further financial reorganization of the debtor, or any successor to the debtor (unless such liquidation or reorganization is proposed in such plan of reorganization).

To determine whether the Plan meets this feasibility requirement, the Debtors, with the assistance of their advisors, have analyzed their ability to meet their respective obligations under the Plan. As part of this analysis, the Debtors have prepared their projected consolidated balance sheet, income statement, and statement of cash flows (the “Financial Projections”). Creditors and other interested parties should review Article IX of this Disclosure Statement, for a discussion of certain factors that may affect the future financial performance of the Reorganized Debtors.

The Financial Projections are attached hereto as Exhibit F and incorporated herein by reference. Based upon the Financial Projections, the Debtors believe that they will be a viable operation following the Chapter 11 Cases and that the Plan will meet the feasibility requirements of the Bankruptcy Code.

D.	Acceptance by Impaired Classes

The Bankruptcy Code requires, as a condition to confirmation, except as described in the following section, that each class of claims or equity interests impaired under a plan, accept the plan. A class that is not “impaired” under a plan is deemed to have accepted the plan and, therefore, solicitation of acceptances with respect to such a class is not required.56

Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of allowed claims in that class, counting only those claims that have actually voted to accept or to reject the plan. Thus, a Class of Claims will have voted to accept the Plan only if two-thirds in amount and a majority in number of the Allowed Claims in such Class that vote on the Plan actually cast their ballots in favor of acceptance.

Section 1126(d) of the Bankruptcy Code defines acceptance of a plan by a class of impaired equity interests as acceptance by holders of at least two-thirds in amount of allowed interests in that class, counting only those interests that have actually voted to accept or to reject the plan. Thus, a Class of Interests will have voted to accept the Plan only if two-thirds in amount of the Allowed Interests in such Class that vote on the Plan actually cast their ballots in favor of acceptance.

Pursuant to Article III.E of the Plan, if a Class containing Claims or Interests is eligible to vote and no Holders of Claims or Interests eligible to vote in such Class vote to accept or reject the Plan, the Holders of such Claims or Interests in such Class shall be deemed to have accepted the Plan.

E.	Confirmation Without Acceptance by All Impaired Classes

Section 1129(b) of the Bankruptcy Code allows a bankruptcy court to confirm a plan even if all impaired classes have not accepted it; provided that the plan has been accepted by at least one impaired class. Pursuant to section 1129(b) of the Bankruptcy Code, notwithstanding an impaired class’s rejection or deemed rejection of the plan, the plan will be confirmed, at the plan proponent’s request, in a procedure commonly known as a “cramdown” so long as the plan does not “discriminate unfairly” and is “fair and equitable” with respect to each class of claims or equity interests that is impaired under, and has not accepted, the plan.

If any Impaired Class rejects the Plan, the Debtors reserve the right to seek to confirm the Plan utilizing the “cramdown” provision of section 1129(b) of the Bankruptcy Code. To the extent that any Impaired Class rejects the Plan or is deemed to have rejected the Plan, the Debtors may request Confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. The Debtors reserve the right to alter, amend, modify, revoke, or withdraw the Plan or any Plan Supplement document, including the right to amend or modify the Plan or any Plan Supplement document to satisfy the requirements of section 1129(b) of the Bankruptcy Code.

[56]

A class of claims is “impaired” within the meaning of section 1124 of the Bankruptcy Code unless the plan (a) leaves unaltered the legal, equitable and contractual rights to which the claim or equity interest entitles the holder of such claim or equity interest or (b) cures any default, reinstates the original terms of such obligation, compensates the holder for certain damages or losses, as applicable, and does not otherwise alter the legal, equitable, or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.

1.	No Unfair Discrimination

The “unfair discrimination” test applies to classes of claims or interests that are of equal priority and are receiving different treatment under a plan. The test does not require that the treatment be the same or equivalent, but that treatment be “fair.” In general, bankruptcy courts consider whether a plan discriminates unfairly in its treatment of classes of claims or interests of equal rank (e.g., classes of the same legal character). Bankruptcy courts will take into account a number of factors in determining whether a plan discriminates unfairly. A plan could treat two classes of unsecured creditors differently without unfairly discriminating against either class.

2.	Fair and Equitable Test

The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100 percent of the amount of the allowed claims in the class. As to the dissenting class, the test sets different standards depending upon the type of claims or equity interests in the class.

The Debtors submit that if the Debtors “cramdown” the Plan pursuant to section 1129(b) of the Bankruptcy Code, the Plan is structured so that it does not “discriminate unfairly” and satisfies the “fair and equitable” requirement. With respect to the unfair discrimination requirement, all Classes under the Plan are provided treatment that is substantially equivalent to the treatment that is provided to other Classes that have equal rank. With respect to the fair and equitable requirement, no Class under the Plan will receive more than 100 percent of the amount of Allowed Claims or Allowed Interests in that Class. The Debtors believe that the Plan and the treatment of all Classes of Claims or Interests under the Plan satisfy the foregoing requirements for nonconsensual Confirmation of the Plan.

F.	Valuation of the Debtors

In conjunction with formulating the Plan and satisfying its obligations under section 1129 of the Bankruptcy Code, the Debtors determined that it was necessary to estimate the post-Confirmation going concern value of the Debtors. Accordingly, the Debtors, with the assistance of their advisors, produced the Valuation Analysis (the “Valuation Analysis”) that is set forth in Exhibit G attached hereto and incorporated herein by reference.57 As set forth in the Valuation Analysis, the Debtors’ going-concern value recoveries to creditors under the Plan are substantially higher than the recoveries such creditors would receive in a hypothetical liquidation of the iHeart enterprise under chapter 7 of the Bankruptcy Code, as illustrated in the Liquidation Analysis. Accordingly, the Valuation Analysis further supports the Debtors’ conclusion that the treatment of Classes under the Plan is fair and equitable and otherwise satisfies the Bankruptcy Code’s requirements for confirmation.

For the avoidance of doubt, all parties in interest shall not be deemed (a) to accept or acquiesce to any methodology utilized by the Debtors or their advisors in preparing the Valuation Analysis, or (b) to accept or acquiesce to any proposed value for the Reorganized Debtors. All parties in interest reserve their rights to set forth their own estimates of the enterprise value of the Reorganized Debtors in connection with Plan Confirmation.

[57]

The 2018 and 2019 OIBDAN utilized in the valuation analysis is $956 million and $1,008 million, respectively. These OIBDAN figures exclude the amortization of the sale leaseback gain and other reconciling items.

ARTICLE XII.

CERTAIN SECURITIES LAW MATTERS

The Debtors believe shares of the New iHeart Common Stock (including New iHeart Common Stock issued upon exercise of the Special Warrants and New iHeart Class A Common Stock issued upon conversion of New iHeart Class B Common Stock), the Special Warrants, the options, or other equity awards (including any New iHeart Common Stock underlying such awards) to be issued pursuant to the Post-Emergence Equity Incentive Program, the New Debt (to the extent issued in the form of bonds), the CCOH Interests distributed to Holders of Allowed Claims, as well as, if applicable, the beneficial interests in the FCC Trust and the shares of New iHeart Common Stock and/or Special Warrants to be issued to the holders of such beneficial interests after the FCC grants the FCC Long Form Applications (collectively, the “Section 1145 Securities”), the Radio NewCo Preferred Stock and the CCOH Preferred Stock to be “securities,” as defined in section 2(a)(1) of the Securities Act, section 101 of the Bankruptcy Code, and any applicable state securities laws.

A.	Issuance of Securities under the Plan

Section 1145(a)(1) of the Bankruptcy Code exempts the offer, issuance, and distribution of securities under a plan of reorganization from registration under section 5 of the Securities Act and state laws when such securities are to be exchanged for claims or principally in exchange for claims and partly for cash. In general, securities issued under section 1145 of the Bankruptcy Code may be resold without registration unless the recipient is an “underwriter” with respect to those securities, or is deemed an “affiliate” of the Debtors or a “control person” within the meaning of the Securities Act. In reliance upon this exemption, the Debtors believe that the offer, issuance, and distribution under the Plan of the Section 1145 Securities will be exempt from registration under the Securities Act and state securities laws with respect to any such Holder who is not deemed to be an “underwriter” as defined in section 1145(b) of the Bankruptcy Code or an “affiliate” of the Debtors or a “control person” within the meaning of the Securities Act.

B.	Issuance of Securities Under a Private Placement Exemption

Section 4(a)(2) of the Securities Act provides that the issuance of securities by an issuer in transactions not involving a public offering are exempt from registration under the Securities Act. Regulation D is a non-exclusive safe harbor from registration promulgated by the SEC under Section 4(a)(2) of the Securities Act.

The Debtors believe that the Radio NewCo Preferred Stock and the CCOH Preferred Stock issued in connection with a Taxable Separation, as well as any New Debt issued in the form of bonds in a third-party market financing (collectively, the “Section 4(a)(2) Securities”), will be issuable without registration under the Securities Act in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Only “accredited investors” (as defined in Rule 501(a) of Regulation D under the Securities Act) or “qualified institutional buyers” within the meaning of Rule 144A will be eligible to purchase the 4(a)(2) Securities. Any securities issued in reliance on Section 4(a)(2) and/or Regulation D or any similar registration exemption applicable outside of the United States will be “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to registration, or an applicable exemption from registration under the Securities Act and other applicable law. The 4(a)(2) Securities may also be subject to restrictions in the New Corporate Governance Documents, the Communications Act and the rules of the FCC.

C.	Issuance of Securities in the CCOH/CCH Merger

If the CCOH Separation is a Taxable Separation, CCH will file a Form S-4 registration statement with the SEC to register the CCOH Interests that will be issued to the CCOH Class A common stockholders in the CCOH/CCH Merger in exchange for their CCOH Class A common stock. The CCOH Interests cannot be issued to the CCOH stockholders until (a) the SEC declares the Form S-4 registration statement effective, and (b) 20 calendar days have passed from the mailing of an Information Statement on Schedule 14C to CCOH’s Class A common stockholders. Securities registered on the Form S-4 registration statement may be resold without restriction, unless the recipient is deemed an “affiliate” of the issuer or a “control person” within the meaning of the Securities Act.

D.	Subsequent Transfers of Securities Issued under the Plan

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:

•

purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•

offers to sell securities offered under a plan of reorganization for the holders of those securities; offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

•	is an issuer with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act.

You should confer with your own legal advisors to help determine whether or not you are an “underwriter.”

Persons (i) who receive securities that are exempt under section 1145 of the Bankruptcy Code but who are deemed “underwriters,” “affiliates,” or “control persons” or (ii) who receive securities issued under the Plan that are “restricted securities” would, however, be permitted to sell such securities without registration if an available resale exemption exists, including the exemptions provided by Rule 144 or Rule 144A under the Securities Act to the extent available.

In addition, the subsequent transfer of any Securities distributed pursuant to the Plan may be restricted by the Communications Act and the rules of the FCC, the New Corporate Governance Documents, the Warrant Agreement, and, if the FCC Trust is implemented, the FCC Trust Agreement.

Persons who receive Securities under the Plan are urged to consult their own legal advisor with respect to the restrictions applicable under the federal or state securities laws and the circumstances under which securities may be sold in reliance on such laws.

The foregoing summary discussion is general in nature and has been included in this Disclosure Statement solely for informational purposes. We make no representations concerning, and do not provide, any opinions or advice with respect to the Securities or the bankruptcy matters described in this Disclosure Statement. In light of the uncertainty concerning the availability of exemptions from the relevant provisions of federal and state securities laws, we encourage each Holder and party in interest to consider carefully and consult with its own legal advisors with respect to all such matters. Because of the complex, subjective nature of the question of whether a Security is exempt from the registration requirements under the federal or state securities laws or whether a particular Holder may be an underwriter, we make no representation concerning the ability of a person to dispose of the Securities issued under the Plan.

ARTICLE XIII.

CERTAIN UNITED STATES FEDERAL

INCOME TAX CONSEQUENCES OF THE PLAN

A.	Introduction

The following discussion summarizes certain United States (“U.S.”) federal income tax consequences of the implementation of the Plan to the Debtors, and the U.S. federal income tax consequences to certain Holders of Claims or Interests entitled to vote on the Plan. It does not address the U.S. federal income tax consequences to Holders of Claims or Interests not entitled to vote on the Plan. This summary is based on the Internal Revenue Code of 1986, as amended (the “Tax Code”), the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published administrative rules and pronouncements of the IRS, all as in effect on the date hereof (collectively, “Applicable U.S. Tax Law”). Changes in the rules or new interpretations of the rules may have retroactive effect and could significantly affect the U.S. federal income tax consequences described below. The discussion below is not binding upon the IRS or the courts. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position than any position discussed herein.

This summary does not address non-U.S., state, local or non-income tax consequences of the Plan (including such consequences with respect to the Debtors), nor does it purport to address all aspects of U.S. federal income taxation that may be relevant to a Holder in light of its individual circumstances or to a Holder that may be subject to special tax rules (such as persons who are related to the Debtors within the meaning of the Tax Code, persons liable for alternative minimum tax, U.S. Holders whose functional currency is not the U.S. dollar, U.S. expatriates, broker-dealers, banks, mutual funds, insurance companies, U.S. Holders who prepare “applicable financial statements” (as defined in section 451 of the Tax Code), financial institutions, small business investment companies, regulated investment companies, tax exempt organizations, controlled foreign corporations, passive foreign investment companies, partnerships (or other entities treated as partnerships or other pass-through entities), beneficial owners of partnerships (or other entities treated as partnerships or other pass-through entities), subchapter S corporations, persons who hold Claims or who will hold any consideration received pursuant to the Plan as part of a straddle, hedge, conversion transaction, or other integrated investment, persons using a mark-to-market method of accounting, and Holders of Claims who are themselves in bankruptcy). Furthermore, this summary assumes that a Holder of a Claim or Interest holds only Claims or Interests in a single Class and holds a Claim or Interest only as a “capital asset” (within the meaning of section 1221 of the Tax Code). This summary also assumes that Claims will be treated in accordance with their form for U.S. federal income tax purposes. The U.S. federal income tax consequences of the implementation of the Plan to the Debtors and Holders of Claims or Interests described below also may vary depending on the nature of any Restructuring Transactions that the Debtors engaged in.

For purposes of this discussion, a “U.S. Holder” is a Holder of a Claim or Interest that is: (1) an individual citizen or resident of the United States for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income; or (4) a trust (a) if a court within the United States is able to exercise primary jurisdiction over the trust’s administration and one or more United States persons (within the meaning of section 7701(a)(30) of the Tax Code) have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. For purposes of this discussion, a “Non-U.S. Holder” is any Holder of a Claim that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a Holder of a Claim or Interest, the tax treatment of a partner (or other beneficial owner) generally will depend upon the status of the partner (or other beneficial owner) and the activities of the entity. Partners (or other beneficial owners) of partnerships (or other entities treated as partnerships or other pass-through entities) that are Holders of Claims or Interests should consult their respective tax advisors regarding the U.S. federal income tax consequences of the Plan.

The following summary of certain U.S. federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon the individual circumstances pertaining to a Holder of a Claim or Interest. All Holders of Claims or Interests are urged to consult their own tax advisors as to the federal, state, local, non-U.S., non-income, and other tax consequences of the Plan.

B.	Certain U.S. Federal Income Tax Consequences to the Debtors

For U.S. federal income tax purposes, the Debtors and certain non-Debtor domestic affiliates (including CCOH and its domestic subsidiaries) are members of an affiliated group of corporations (or entities disregarded for federal income tax purposes that are wholly owned by members of such group), of which iHM is the common parent (the “iHM Group”).

The Plan provides for a separation of the outdoor business, which is currently operated through CCOH and its subsidiaries, from the radio business and the rest of the assets of the iHM Group. This separation will either be accomplished through the Taxable Separation or the Tax-Free Separation, depending on, among other things, the projected tax consequences of the Taxable Separation. Certain of the tax consequences to the Debtors will depend on whether the Taxable Separation or the Tax-Free Separation is utilized, while other tax consequences to the Debtors (and certain non-Debtor affiliates, including CCOH or its successor) are expected to be the same regardless of the separation structure that is used.

1.	Consequences Specific to the Taxable Separation

In the Taxable Separation, the iHM Group would undertake a series of transactions to be described in more detail in the Restructuring Transactions Memorandum pursuant to which (a) CCH will directly or indirectly transfer all of its assets other than its direct or indirect interests in CCOH to iHC (the “Radio Distribution”); (b) Broader Media LLC and CC Finco LLC will distribute their CCOH stock to CCH; (c) CCOH will merge with CCH (the “CCH/CCOH Merger”); (d) iHM will contribute new common stock58 to iHC;59 and (e) iHC will transfer to its creditors (i) the New iHeart Common Stock; (ii) 100% of its CCOH Interests60 (the “Outdoor Taxable Distribution”); (iii) New Debt; and (iv) potentially, Cash.61

[58]

For purposes of the tax discussion in this Disclosure Statement, the Special Warrants are generally referred to as common stock. This is because, solely for federal income tax purposes, the Special Warrants, which will have a nominal exercise price, should be treated as issued and outstanding stock under rules generally applicable to so-called penny warrants.

[59]	Or to the FCC Trust, in the event the FCC Trust is utilized.
[60]	As noted in the Plan, the CCOH Interests refer either to the stock of CCOH or the stock of CCH following the CCOH/CCH Merger, as applicable.
[61]	In the event the FCC Trust is utilized, iHC will transfer interests in the FCC Trust to the creditors in lieu of stock of iHM.

The intended effect of these steps is for the iHM Group to recognize gain or loss with respect to each of the Radio Distribution and the Outdoor Taxable Distribution. The gain or loss recognized with respect to these transactions will depend on, among other things, (a) the value and tax basis of the assets distributed in the Radio Distribution and the value and tax basis of the CCOH Interests on the Effective Date (such values will be determined by reference to, among other things, the trading value of the iHM equity and CCOH Interests following the Effective Date); (b) complex modeling considerations under certain Treasury Regulations; and (c) the extent to which any so-called “excess loss accounts” (“ELAs”) are taken into account. The extent to which any related taxable gain or loss will result in any cash tax liabilities will depend on whether the tax attributes of the iHM Group, including the iHM Group’s net operating losses (“NOLs”), are sufficient to offset any net taxable gain attributable to the transactions.

The Debtors are evaluating whether there are any issues with respect to which a private letter ruling (“PLR”) would be sought in connection with the Taxable Separation.

Because certain of the factors that will determine whether the Taxable Separation will give rise to any cash tax liability cannot be known until the Effective Date, the Debtors cannot say with certainty whether any such cash tax liability will be owed. To the extent the Taxable Separation does give rise to any cash tax liability, CCH, iHC, iHM, and various other entities would be jointly and severally liable for any such amounts. The allocation of such liabilities among the various members of the iHM Group may be addressed by the Tax Matters Agreement.

If the CCOH Separation is effected through the Taxable Separation, the Debtors do not anticipate that CCOH, iHM, or their shareholders will be subject to meaningful tax-related limitations on their future go-forward operations, although certain issues related to tax reporting and related matters may be specified in the Tax Matters Agreement.

2.	Consequences Specific to the Tax-Free Separation

In the Tax-Free Separation, the iHM Group would undertake a series of transactions to be described in more detail in the Restructuring Transactions Memorandum pursuant to which (a) Broader Media LLC and CC Finco LLC will distribute their CCOH stock to CCH; (b) CCH may contribute any assets necessary to effect the CCOH Separation (including intellectual property) to CCOH; (c) CCH will distribute all of the stock of CCOH it owns to iHC; (d) iHC will distribute the stock of CCOH, New Debt and, potentially, Cash, to creditors; and (e) pursuant to a to-be-determined mechanism, New iHeart Common stock will also be distributed to iHC’s creditors.62

[62]

The Debtors continue to evaluate the mechanic by which iHM stock will be distributed to iHC creditors, particularly in the event the use of the FCC Trust is necessary, and such mechanic may depend, among other things, on certain rulings to be requested from the IRS in the event the CCOH Separation is accomplished through the Tax-Free Separation.

The Tax-Free Separation, if undertaken, is generally intended to constitute a reorganization under sections 368(a)(1)(G) and 355 of the Tax Code.63 As such, the Tax-Free Separation is intended to not give rise to any taxable gain or loss to the Debtors).

If the CCOH Separation is effected through the Tax-Free Separation, the Debtors anticipate obtaining a PLR from the IRS with respect to certain matters arising in connection with the Tax-Free Separation (including the satisfaction of sections 368(a)(1)(G) and 355 of the Tax Code, and potentially certain other ancillary matters). Assuming such a private letter ruling is obtained, such ruling generally would be binding on the IRS unless any representations given to the IRS were false or relevant information was withheld from the IRS.

If the CCOH Separation is effected through the Tax-Free Separation, each of CCOH and iHM (and, potentially, their shareholders) would be subject to various restrictions on their go-forward operations (including potential M&A activity, dispositions, or, potentially, large stock transactions) for a period of time, in order to ensure that the requirements of sections 368(a)(1)(G) and 355 of the Tax Code are not violated following the Effective Date. Importantly, if the CCOH Separation is effected through the Tax-Free Separation, CCOH will be ineligible to elect to be taxed as a real estate investment trust for a period of 10 years following the Effective Date.

3.	Certain Consequences That Apply In All Circumstances

(a)	Cancellation of Debt Income

In general, absent an exception, a debtor will realize and recognize cancellation of debt income (“COD Income”) for U.S. federal income tax purposes, upon satisfaction of its outstanding indebtedness for total consideration less than the amount of such indebtedness. The amount of COD Income, in general, is the excess of (i) the adjusted issue price of the indebtedness satisfied, over (ii) the sum of (A) the amount of Cash paid, (B) the issue price of any new indebtedness of the debtor issued, and (C) the fair market value of any other consideration (including stock or warrants of the debtor or another entity) given in satisfaction of such indebtedness at the time of the exchange.

However, a debtor will not be required to include any amount of COD Income in gross income if the debtor is under the jurisdiction of a court in a case under chapter 11 of the Bankruptcy Code and the discharge of debt occurs pursuant to that proceeding. Instead, as a result of such exclusion, a debtor must reduce its tax attributes by the amount of COD Income that it excluded from gross income pursuant to section 108 of the Tax Code. In general, tax attributes will be reduced in the following order: (a) NOLs; (b) most tax credits; (c) capital loss carryovers; (d) tax basis in assets (but not below the amount of liabilities to which the debtor remains subject); (e) passive activity loss and credit carryovers; and (f) foreign tax credits.64 A debtor with COD Income may elect first to reduce the basis of its depreciable assets pursuant to section 108(b)(5) of the IRC. The reduction in tax attributes occurs only after the taxable income (or loss) for the taxable year of the debt discharge has been determined.

[63]

There is a possibility that the Debtors will consummate the Tax-Free Separation using section 355 of the Tax Code, but that section 368(a)(1)(G) of the Tax Code will not apply. In this case, the Debtors currently anticipate that the U.S. federal income tax consequences of the Plan would generally be the same as a reorganization under sections 368(a)(1)(G) and 355 of the Tax Code. In the event the Debtors conclude that a transaction consummated pursuant to section 355, but not section 368(a)(1)(G), would result in materially different tax consequences than disclosed herein, the Debtors will update this summary appropriately or supplement the discussion in the Plan Supplement.

[64]

Under the 2017 tax reform legislation commonly referred to as the tax cuts and jobs act (the “Tax Cut and Jobs Act”), interest deductions in excess of statutorily-defined limits are deferred under section 163(j) of the Tax Code unless and until a debt issuer has sufficient adjusted taxable income to be entitled to claim such deductions. It is unclear whether interest deductions that are deferred under section 163(j) are subject to reduction under section 108.

Aggregate tax basis in assets (determined on an entity-by-entity basis, subject to the requirement that any reduction in the tax basis of subsidiary stock “tier down” and reduce the tax basis in the assets of such subsidiary) is not required to be reduced below the amount of the affected Reorganized Debtor’s indebtedness (determined on an entity-by-entity basis) immediately after the cancellation of debt giving rise to COD Income (the “Asset Tax Basis Floor”). Generally, all of an entity’s obligations that are treated as debt under general U.S. federal income tax principles (including intercompany debt treated as debt for U.S. federal income tax purposes) are taken into account in determining an entity’s Asset Tax Basis Floor.

The Treasury Regulations address the method and order for applying tax attribute reduction to the members of an affiliated group of corporations. Under these Treasury Regulations, the tax attributes of each member that is excluding COD Income are first subject to reduction (including any NOLs attributable to such member). To the extent the debtor member’s tax basis in stock of a lower-tier member of the affiliated group is reduced, a “look through rule” requires that a corresponding reduction be made to the tax attributes of the lower-tier member. If a debtor member’s excluded COD Income exceeds its tax attributes, the excess COD Income is applied to reduce certain remaining consolidated tax attributes of the affiliated group (including NOLs attributable to other members of the group). Any excess COD Income over the amount of available tax attributes is not subject to U.S. federal income tax and generally has no other U.S. federal income tax impact.

The amount of COD Income, if any, and, accordingly, the amount of tax attributes required to be reduced, will depend on the fair market value (or, in the case of debt instruments, the adjusted issue price) of various forms of consideration to be received by Holders of Claims under the Plan. These amounts cannot be known with certainty until after the Effective Date and, as a result, the total amount of attribute reduction as a result of the Plan cannot be determined until after the Effective Date. Nevertheless, the Debtors anticipate a material reduction in the tax attributes of the iHM Group (potentially including certain NOLs attributable to non-Debtor affiliates, including CCOH and its domestic subsidiaries) as a result of the consummation of the Plan.

(b)	Limitation of NOL Carryforward and Other Tax Attributes

Under sections 382 and 383 of the Tax Code, if a corporation undergoes an “ownership change,” the amount of its surviving NOL carryovers, capital loss carryovers, tax credit carryovers, and certain other tax attributes (potentially including losses and deductions that have accrued economically but are unrecognized as of the date of the ownership change) of the Debtors allocable to periods before the Effective Date (collectively, the “Pre-Change Losses”) that may be utilized to offset future taxable income generally is subject to an annual limitation. The rules of section 382 of the Tax Code are complicated, but as a general matter, the Debtors anticipate that the distribution of the New iHeart Common Stock pursuant to the Plan will result in an “ownership change” of the Debtors for these purposes, and the CCOH Separation will result in an ownership change of CCOH for these purposes. As such, the ability of the Debtors and CCOH to use their Pre-Change Losses (if any) will be subject to limitation unless an exception to the general rules of section 382 of the Tax Code applies.

(1) General Section 382 Annual Limitation

In general, the amount of the annual limitation to which a corporation that undergoes an “ownership change” would be subject is equal to the product of (a) the fair market value of the stock of the corporation immediately before the “ownership change” (with certain adjustments) multiplied by (b) the “long-term tax-exempt rate” (which is the highest of the adjusted federal long-term rates in effect for any month in the 3-calendar-month period ending with the calendar month in which the “ownership change” occurs).

If a corporation (or affiliated group) has a net unrealized built-in gain at the time of an ownership change (taking into account most assets and items of “built-in” income and deductions), then the section 382 limitation may be increased to the extent that the debtors recognize certain built-in gains in their assets during the five-year period following the ownership change, or are treated as recognizing built-in gains pursuant to the safe harbors provided in IRS Notice 2003-65. If a corporation (or affiliated group) has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and items of “built-in” income and deductions), then generally built-in losses (including amortization or depreciation deductions attributable to such built-in losses) recognized during the following five years (up to the amount of the original net unrealized built-in loss) will be treated as Pre-Change Losses and similarly will be subject to the annual limitation. In general, a corporation’s (or affiliated group’s) net unrealized built-in gain or net unrealized built-in loss will be deemed to be zero unless it is greater than the lesser of (a) $10,000,000 or (b) 15% of the fair market value of its assets (with certain adjustments) before the ownership change.

Section 383 of the Tax Code applies a similar limitation to capital loss carryforwards and tax credits. Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year.

Notwithstanding the rules described above, if post-ownership change, a debtor corporation and its subsidiaries do not continue the debtor corporation’s historic business or use a significant portion of its historic business assets in a new business for two years after the ownership change (the “Business Continuity Requirement”), the annual limitation resulting from the ownership change is zero.

As discussed below, special rules may apply in the case of a corporation that experiences an ownership change as the result of a bankruptcy proceeding.

(2) Special Bankruptcy Exceptions

An exception to the foregoing annual limitation rules generally applies when shareholders or so-called “qualified creditors” of a debtor corporation in chapter 11 receive, in respect of their claims, at least 50% of the vote and value of the stock of the reorganized debtor (or a controlling corporation if also in chapter 11) pursuant to a confirmed chapter 11 plan (the “382(l)(5) Exception”). Under the 382(l)(5) Exception, a debtor’s Pre-Change Losses are not limited on an annual basis, but, instead, NOL carryforwards will be reduced by the amount of any interest deductions claimed during the three taxable years preceding the taxable year that includes the effective date of the plan of reorganization, and during the part of the taxable year prior to and including the effective date of the plan of reorganization, in respect of all debt converted into stock in the reorganization. If the 382(l)(5) Exception applies, the Business Continuity Requirement does not apply, although a different business continuation requirement may apply under the Treasury Regulations. If the 382(l)(5) Exception applies and the Debtors undergo another “ownership change” within two years after the Effective Date, then the Debtors’ Pre-Change Losses effectively would be eliminated in their entirety.

Where the 382(l)(5) Exception is not applicable to a corporation in bankruptcy (either because the debtor does not qualify for it or the debtor otherwise elects not to utilize the 382(l)(5) Exception), a second special rule will generally apply (the “382(l)(6) Exception”). Under the 382(l)(6) Exception, the annual limitation will be calculated by reference to the lesser of the value of the debtor corporation’s new stock (with certain adjustments) immediately after the ownership change or the value of such debtor corporation’s assets (determined without regard to liabilities) immediately before the ownership change. This differs from the ordinary rule that requires the fair market value of a debtor corporation that undergoes an “ownership change” to be determined before the events giving rise to the change. The 382(l)(6) Exception also differs from the 382(l)(5) Exception because under the 382(l)(6) Exception, the debtor corporation is not required to reduce its NOL carryforwards by the amount of interest deductions claimed within the prior three-year period, and the debtor may undergo an ownership change within two years without automatically triggering the elimination of its Pre-Change Losses. If the 382(l)(6) Exception applies, the Business Continuity Requirement discussed above also applies.

The Debtors have not determined whether they will be eligible for the 382(l)(5) Exception, and the Debtors do not anticipate that CCOH would be eligible for the 382(l)(5) Exception. In any case, the Debtors have tentatively concluded that, even if the 382(l)(5) Exception was available, the Debtors would affirmatively elect out of the 382(l)(5) Exception so that the 382(l)(6) Exception instead applies to the ownership change of the Debtors.

C.	Certain U.S. Federal Income Tax Consequences to the Holders of Certain Claims or Interests

1.	General Considerations

The following discussion summarizes certain U.S. federal income tax consequences of the implementation of the Plan to Holders of Claims or Interests who are U.S. Holders. U.S. Holders of Claims or Interests are urged to consult their tax advisors regarding the tax consequences of the Restructuring Transactions.

In general, the U.S. federal income tax treatment of Holders of Claims or Interests will depend, in part, on whether the receipt of consideration under the Plan qualifies as an exchange of stock or securities pursuant to a tax free reorganization or if, instead, the consideration under the Plan is treated as having been received in a fully taxable disposition. Whether the receipt of consideration under the Plan qualifies for reorganization treatment will depend on, among other things, (a) whether the Claim being exchanged constitutes a “security” and (b) whether the Debtor against which a Claim is asserted is the same entity that is issuing the consideration under the Plan or a “party to the reorganization” (in the case of the Tax-Free Separation).65

[65]

For U.S. federal income tax purposes, certain of iHC’s subsidiaries are treated as primary obligors with respect to certain Claims against iHC (the “Pushed-Down iHC Debt”). As discussed below, the treatment of Holders of Claims depends, in part, (a) in the context of a Taxable Separation, on whether the New Debt constitutes a security of the Debtor that a Claim is asserted against; and (b) in the context of a Tax-Free Separation, on whether the Debtor that a Claim is asserted against constitutes a “party to the reorganization.” The Plan further provides that, unless otherwise provided by the Plan Supplement, iHC is distributing consideration to Holders of Allowed Claims where such Claims are asserted against multiple entities (including iHC). It is unclear whether the Pushed-Down iHC Debt constitutes a “security” of iHC for purposes of the discussion below (and, accordingly, whether any consideration received on account of the Pushed-Down iHC Debt can be received pursuant to a “reorganization”). Although not free from doubt, the Debtors currently intend to take the position that the Pushed-Down iHC Debt constitutes a “security” of iHC (because iHC is a co-obligor on such debt) for purposes of applying the rules below. The Debtors intend to take this position without regard to whether distributions on account of the Pushed-Down iHC Debt are made by iHC directly, or, to the extent provided by the Restructuring Transactions Memorandum, by the relevant subsidiary. The rest of this discussion assumes such treatment is appropriate.

Neither the Tax Code nor the Treasury Regulations promulgated thereunder define the term “security.” Whether a debt instrument constitutes a “security” for U.S. federal income tax purposes is determined based on all the relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable, or contingent, and whether such payments are made on a current basis or accrued. The Debtors have not yet made any determinations regarding the treatment of any particular Claim or Interest as a security under U.S. federal income tax law.

The character of any gain or loss recognized by a U.S. Holder as capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the Holder, the nature of the Claim in such Holder’s hands, whether the Claim constitutes a capital asset in the hands of the Holder, whether the Claim was purchased at a discount, and whether and to what extent the Holder has previously claimed a bad debt deduction with respect to its Claim. If recognized gain is capital gain, it generally would be long term capital gain if the Holder held its Claim or Interest for more than one year at the time of the exchange. The deductibility of capital losses is subject to certain limitations as discussed below.

2.	Consequences to Holders of Allowed Overall Term Loan / 2019 PGN Claims (Composed of Class 4 Claims and Certain Holders of Class 7E Claims and Class 7F Claims).

Pursuant to the Plan, each Holder of an Allowed Secured Term Loan / 2019 PGN Claim, who will also be (i) a Holder of an Allowed Guarantor Unsecured Claim (Other than an Exchange 11.25% PGN Claim) Against Guarantor Debtors Other Than CCH and the TTWN Debtors on account of a Term Loan / PGN Deficiency Claim that is a Term Loan Credit Agreement Claim or a 9.0% PGN Due 2019 Claim and (ii) a Holder of an Allowed Guarantor Unsecured Claim Against CCH on account of a Term Loan / PGN Deficiency Claim that is a Term Loan Credit Agreement Claim or a 9.0% PGN Due 2019 Claim (collectively, an “Overall Term Loan / 2019 PGN Claim”), shall receive its Pro Rata share of: (a) Special Warrants, New iHeart Common Stock, or a combination of Special Warrants and New iHeart Common Stock, as determined in accordance with the Equity Allocation Mechanism; (b) New Debt; (c) Cash; and (d), in such Holder’s capacity as a Holder of an Allowed Guarantor Unsecured Claim Against CCH, CCOH Interests.66

Pursuant to the Plan, any recovery received on account of an Overall Term Loan / 2019 PGN Claims, regardless of whether such recovery is attributable to a Holder’s membership in Class 4, Class 7E, or Class 7F, shall, unless otherwise provided by the Restructuring Transactions Memorandum, be received directly from iHC, and no subrogation or contribution claim shall arise in favor of any subsidiary of iHC in connection with such distribution. Accordingly, the Debtors intend to take the position that, for U.S. federal income tax purposes, Holders of such Claims will be treated as receiving a distribution solely from iHC (or the entity treated as making the distribution, as provided by the Restructuring Transactions Memorandum), and not in satisfaction of any subsidiary guarantee, and all consideration will be subject to a single analysis.

[66]	In lieu of the Special Warrants and/or New iHeart Common Stock, in the event the FCC Trust is utilized, Holders of Allowed Claims will receive beneficial interests in the FCC Trust.

The discussion immediately below assumes that the FCC Trust is not utilized. The U.S. federal income tax consequences of a Holder’s receipt of beneficial interests in the FCC Trust are discussed separately in “FCC Trust” below.

(a)	Tax-Free Separation

In the event the CCOH Separation occurs pursuant to the Tax-Free Separation, if an Overall Term Loan / 2019 PGN Claim constitutes a “security” of iHC, then the exchange of such Claim is generally expected to be treated as a reorganization. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or original issue discount (“OID”)), a U.S. Holder of such a Claim should recognize gain (but not loss), to the extent of the lesser of (a) the amount of gain realized from the exchange (generally equal to the fair market value (or issue price, in the case of any debt instruments) of all of the consideration, including Cash, received minus the U.S. Holder’s adjusted basis, if any, in the Claim) or (b) the Cash and the fair market value (or issue price of debt instruments) of “other property” received that is not permitted to be received under sections 355 and 356 of the Tax Code without the recognition of gain.

With respect to the non-Cash consideration that is treated as a “stock or security” of iHC or a party to the reorganization, U.S. Holders should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to (a) the tax basis of the Claim surrendered, less (b) the Cash received, plus (c) gain recognized (if any). The holding period for such property should include the holding period for the surrendered Claims.

With respect to all other non-Cash consideration received, U.S. Holders should obtain a tax basis in such property, other than any amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to the property’s fair market value as of the date such property is distributed to such U.S. Holder. The holding period for any such property should begin on the day following the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period for the non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should not include the holding period of the debt instrument constituting the surrendered Claim, and should begin on the day following the receipt of such property.

If the CCOH Separation occurs pursuant to the Tax-Free Separation and an Overall Term Loan / 2019 PGN Claim does not constitute a “security” of iHC, then the exchange of such Claim generally should be treated as a taxable exchange under section 1001 of the Tax Code. Accordingly, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim would recognize gain or loss equal to the difference between (a) the sum of the Cash and the fair market value (or issue price, in the case of debt instruments) of the consideration received and (b) such U.S. Holder’s adjusted basis in such Claim.

Such U.S. Holder should obtain a tax basis in the non-Cash consideration received, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), equal to the fair market value of the non-Cash consideration as of the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period of the non-Cash consideration should begin on the day following the receipt of such property.

See discussion below regarding the extent to which any consideration should be treated as attributable to accrued interest (or OID).

(b)	Taxable Separation

In the event the CCOH Separation occurs pursuant to the Taxable Separation, if an Overall Term Loan / 2019 PGN Claim and the New Debt each constitutes a “security” of iHC, then the exchange of such Claim may qualify as a recapitalization under the Tax Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim should recognize gain (but not loss), to the extent of the lesser of (a) the amount of gain realized from the exchange (generally equal to the fair market value of all of the consideration, including Cash, received minus the Holder’s adjusted basis, if any, in the Claim) or (b) the Cash and the fair market value (or the issue price of debt instruments) of “other property” received that is not permitted to be received under sections 354 and 356 of the Tax Code without the recognition of gain.

With respect to the non-Cash consideration that is treated as a “stock or security” of iHC, U.S. Holders should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to (a) the tax basis of the Claim surrendered, less (b) the Cash received, plus (c) gain recognized (if any). The holding period for such property should include the holding period for the surrendered Claims.

With respect to all other non-Cash consideration received, U.S. Holders should obtain a tax basis in such property, other than any amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to the property’s fair market value as of the date such property is distributed to such U.S. Holder. The holding period for such property should begin on the day following the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period for the non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should not include the holding period of the debt instrument constituting the surrendered Claim, and should begin on the day following the receipt of such property.

If the CCOH Separation occurs pursuant to the Taxable Separation and either an Overall Term Loan / 2019 PGN Claim or the New Debt received in exchange therefor does not constitute a “security” of iHC, then a U.S. Holder of an Overall Term Loan / 2019 PGN Claim is generally expected to be treated as receiving its distribution under the Plan in a taxable exchange under section 1001 of the Tax Code. Accordingly, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim would recognize gain or loss equal to the difference between (a) the sum of the Cash and the fair market value (or issue price, in the case of debt instruments) of the consideration received and (b) such U.S. Holder’s adjusted basis in such Claim.

Such U.S. Holder should obtain a tax basis in the non-Cash consideration received, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), equal to the fair market value of the non-Cash consideration as of the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period of the non-Cash consideration should begin on the day following the receipt of such property.

See discussion below regarding the extent to which any consideration should be treated as attributable to accrued interest (or OID).

3.	Consequences to Holders of Allowed Overall Non-9.0% and Non-Exchange 11.25% PGN Due 2019 Claims (Composed of Class 5A Claims and Certain Holders of Class 7E Claims and Class 7F Claims)

Pursuant to the Plan, each Holder of an Allowed Secured Non-9.0% PGN Due 2019 Claim that is not a Secured Exchange 11.25% PGN Claim, who will also be (i) a Holder of an Allowed Guarantor Unsecured Claim Against Guarantor Debtors Other Than CCH and the TTWN Debtors on account of a Term Loan / PGN Deficiency Claim that is a Non-9.0% PGN Due 2019 Claim and that is not a Secured Exchange 11.25% PGN Claim, and (ii) a Holder of an Allowed Guarantor Unsecured Claim Against CCH on account of a Term Loan / PGN Deficiency Claim that is a Non-9.0% PGN Due 2019 Claim and that is not a Secured Exchange 11.25% PGN Claim (collectively, an “Overall Non-9.0% and Non-Exchange 11.25% PGN Due 2019 Claim”), shall receive its Pro Rata share of (a) Special Warrants, New iHeart Common Stock, or a combination of Special Warrants and New iHeart Common Stock, as determined in accordance with the Equity Allocation Mechanism, (b) New Debt; (c) Cash; and (d), in such Holder’s capacity as a Holder of an Allowed Guarantor Unsecured Claim Against CCH, CCOH Interests.67

Pursuant to the Plan, any recovery received on account of an Overall Non-9.0% and Non-Exchange 11.25% PGN Due 2019 Claim, regardless of whether such recovery is attributable to a Holder’s membership in Class 5A, Class 7E, or Class 7F, shall, unless otherwise provided by the Restructuring Transactions Memorandum, be received directly from iHC, and no subrogation or contribution claim shall arise in favor of any subsidiary of iHC in connection with such distribution. Accordingly, the Debtors intend to take the position that, for U.S. federal income tax purposes, Holders of such Claims will be treated as receiving a distribution solely from iHC (or the entity treated as making the distribution, as provided by the Restructuring Transactions Memorandum), and not in satisfaction of any subsidiary guarantee, and all consideration will be subject to a single analysis.

The discussion immediately below assumes that the FCC Trust is not utilized. The U.S. federal income tax consequences of a Holder’s receipt of beneficial interests in the FCC Trust are discussed separately in “FCC Trust” below.

(a)	Tax-Free Separation

In the event the CCOH Separation occurs pursuant to a Tax-Free Separation, if an Overall Non-9.0% and Non-Exchange 11.25% PGN Due 2019 Claim constitutes a “security” of iHC, then the exchange of such Claim is generally expected to be treated as part of a reorganization. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim should recognize gain (but not loss), to the extent of the lesser of (a) the amount of gain realized from the exchange (generally equal to the fair market value of all of the consideration, including Cash, received minus the Holder’s adjusted basis, if any, in the Claim) or (b) the Cash and the fair market value (or issue price of debt instruments) of “other property” received that is not permitted to be received under sections 355 and 356 of the Tax Code without the recognition of gain.

With respect to the non-Cash consideration that is treated as a “stock or security” of iHC or a party to the reorganization, U.S. Holders should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to (a) the tax basis of the Claim surrendered, less (b) the Cash received, plus (c) gain recognized (if any). The holding period for such property should include the holding period for the surrendered Claims.

[67]	In lieu of the Special Warrants and/or New iHeart Common Stock, in the event the FCC Trust is utilized, Holders of Allowed Claims will receive beneficial interests in the FCC Trust.

With respect to all other non-Cash consideration received, U.S. Holders should obtain a tax basis in such property, other than any amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to the property’s fair market value as of the date such property is distributed to such U.S. Holder. The holding period for such property should begin on the day following the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period for the non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should not include the holding period of the debt instrument constituting the surrendered Claim, and should begin on the day following the receipt of such property.

If the CCOH Separation occurs pursuant to the Tax-Free Separation and an Overall Non-9.0% and Non-Exchange 11.25% PGN Due 2019 Claim does not constitute a “security” of iHC, then the exchange of such Claim is generally expected to be treated as a taxable exchange under section 1001 of the Tax Code. Accordingly, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim would recognize gain or loss equal to the difference between (a) the sum of the Cash and the fair market value (or issue price, in the case of debt instruments) of the consideration received and (b) such U.S. Holder’s adjusted basis, if any, in such a Claim.

Such U.S. Holder should obtain a tax basis in the non-Cash consideration received, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), equal to the fair market value of the non-Cash consideration as of the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period of the non-Cash consideration (or OID) should begin on the day following the receipt of such property.

See discussion below regarding the extent to which any consideration should be treated as attributable to accrued interest (or OID).

(b)	Taxable Separation

In the event the CCOH Separation occurs pursuant to the Taxable Separation, if an Overall Non-9.0% and Non-Exchange 11.25% PGN Due 2019 Claim and the New Debt each constitutes a “security” of iHC, then the exchange of such Claim may qualify as a recapitalization under the Tax Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim should recognize gain (but not loss), to the extent of the lesser of (a) the amount of gain realized from the exchange (generally equal to the fair market value of all of the consideration, including Cash, received minus the Holder’s adjusted basis, if any, in the Claim) or (b) the Cash and the fair market value (or issue price of debt instruments) of “other property” received that is not permitted to be received under sections 354 and 356 of the Tax Code without the recognition of gain.

With respect to the non-Cash consideration that is treated as a “stock or security” of iHC, U.S. Holders should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to (a) the tax basis of the Claim surrendered, less (b) the Cash received, plus (c) gain recognized (if any). The holding period for such property should include the holding period for the surrendered Claims.

With respect to all other non-Cash consideration received, U.S. Holders should obtain a tax basis in such property, other than any amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to the property’s fair market value as of the date such property is distributed to such U.S. Holder. The holding period for any such property should begin on the day following the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period for the non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should not include the holding period of the debt instrument constituting the surrendered Claim, and should begin on the day following the receipt of such property.

If the CCOH Separation occurs pursuant to the Taxable Separation and either an Overall Non-9.0% and Non-Exchange 11.25% PGN Due 2019 Claim or the New Debt received in exchange therefor does not constitute a “security” of iHC, then a U.S. Holder of an Overall Non-9.0% and Non-Exchange 11.25% PGN Due 2019 Claim is generally expected to be treated as receiving its distribution under the Plan in a taxable exchange under section 1001 of the Tax Code. Accordingly, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim would recognize gain or loss equal to the difference between (a) the sum of the Cash and the fair market value (or issue price, in the case of debt instruments) of the consideration received and (b) such U.S. Holder’s adjusted basis in such Claim.

Such U.S. Holder should obtain a tax basis in the non-Cash consideration received, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), equal to the fair market value of the non-Cash consideration as of the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period of such non-Cash consideration should begin on the day following the receipt of such property.

See discussion below regarding the extent to which any consideration should be treated as attributable to accrued interest (or OID).

4.	Consequences to Holders of Allowed Overall Exchange 11.25% PGN Claims (Composed of Class 5B Claims and Certain Holders of Class 7F Claims)

Pursuant to the Plan, each Holder of an Allowed Secured Exchange 11.25% PGN Claim, who will also be a Holder of an Allowed Guarantor Unsecured Claim Against CCH on account of a Term Loan / PGN Deficiency Claim that is a Secured Exchange 11.25% PGN Claim (collectively, an “Overall Exchange 11.25% PGN Claim”), shall receive its Pro Rata share of (a) Special Warrants, New iHeart Common Stock, or a combination of Special Warrants and New iHeart Common Stock, as determined in accordance with the Equity Allocation Mechanism, (b) New Debt; (c) Cash; and (d), in such Holder’s capacity as a Holder of an Allowed Guarantor Unsecured Claim Against CCH, CCOH Interests.68

[68]	In lieu of the Special Warrants and/or New iHeart Common Stock, in the event the FCC Trust is utilized, Holders of Allowed Claims will receive beneficial interests in the FCC Trust.

Pursuant to the Plan, any recovery received on account of an Overall Exchange 11.25% PGN Claim, regardless of whether such recovery is attributable to a Holder’s membership in Class 5B or Class 7F, shall, unless otherwise provided by the Restructuring Transactions Memorandum, be received directly from iHC, and no subrogation or contribution claim shall arise in favor of any subsidiary of iHC in connection with such distribution. Accordingly, the Debtors intend to take the position that, for U.S. federal income tax purposes, Holders of such Claims will be treated as receiving a distribution solely from iHC (or the entity treated as making the distribution, as provided by the Restructuring Transactions Memorandum), and not in satisfaction of any subsidiary guarantee, and all consideration will be subject to a single analysis.

The discussion immediately below assumes that the FCC Trust is not utilized. The U.S. federal income tax consequences of a Holder’s receipt of beneficial interests in the FCC Trust are discussed separately in “FCC Trust” below.

(a)	Tax-Free Separation

In the event the CCOH Separation occurs pursuant to a Tax-Free Separation, if an Overall Exchange 11.25% PGN Claim constitutes a “security” of iHC, then the exchange of such Claim is generally expected to be treated as part of a reorganization. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim should recognize gain (but not loss), to the extent of the lesser of (a) the amount of gain realized from the exchange (generally equal to the fair market value of all of the consideration, including Cash, received minus the Holder’s adjusted basis, if any, in the Claim) or (b) the Cash and the fair market value (or issue price of debt instruments) of “other property” received that is not permitted to be received under sections 355 and 356 of the Tax Code without the recognition of gain.

With respect to the non-Cash consideration that is treated as a “stock or security” of iHC or a party to the reorganization, U.S. Holders should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to (a) the tax basis of the Claim surrendered, less (b) the Cash received, plus (c) gain recognized (if any). The holding period for such property should include the holding period for the surrendered Claims.

With respect to all other non-Cash consideration received, U.S. Holders should obtain a tax basis in such property, other than any amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to the property’s fair market value as of the date such property is distributed to such U.S. Holder. The holding period for such property should begin on the day following the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period for the non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should not include the holding period of the debt instrument constituting the surrendered Claim, and should begin on the day following the receipt of such property.

If the CCOH Separation occurs pursuant to the Tax-Free Separation and an Overall Exchange 11.25% PGN Claim does not constitute a “security” of iHC, then the exchange of such Claim is generally expected to be treated as a taxable exchange under section 1001 of the Tax Code. Accordingly, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim would recognize gain or loss equal to the difference between (a) the sum of the Cash and the fair market value (or issue price, in the case of debt instruments) of the consideration received and (b) such U.S. Holder’s adjusted basis in such Claim.

Such U.S. Holder should obtain a tax basis in the non-Cash consideration received, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), equal to the fair market value of the non-Cash consideration as of the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period of the non-Cash consideration (or OID) should begin on the day following the receipt of such property.

See discussion below regarding the extent to which any consideration should be treated as attributable to accrued interest (or OID).

(b)	Taxable Separation

In the event the CCOH Separation occurs pursuant to the Taxable Separation, if an Overall Exchange 11.25% PGN Claim and the New Debt each constitutes a “security” of iHC, then the exchange of such Claim may qualify as a recapitalization under the Tax Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim should recognize gain (but not loss), to the extent of the lesser of (a) the amount of gain realized from the exchange (generally equal to the fair market value of all of the consideration, including Cash, received minus the Holder’s adjusted basis, if any, in the Claim) or (b) the Cash and the fair market value (or issue price of debt instruments) of “other property” received that is not permitted to be received under sections 354 and 356 of the Tax Code without the recognition of gain.

With respect to the non-Cash consideration that is treated as a “stock or security” of iHC, U.S. Holders should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to (a) the tax basis of the Claim surrendered, less (b) the Cash received, plus (c) gain recognized (if any). The holding period for such property should include the holding period for the surrendered Claims.

With respect to all other non-Cash consideration received, U.S. Holders should obtain a tax basis in such property, other than any amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to the property’s fair market value as of the date such property is distributed to such U.S. Holder. The holding period for any such property should begin on the day following the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period for the non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should not include the holding period of the debt instrument constituting the surrendered Claim, and should begin on the day following the receipt of such property.

If the CCOH Separation occurs pursuant to the Taxable Separation and either an Overall Exchange 11.25% PGN Claim or the New Debt received in exchange therefor does not constitute a “security” of iHC, then a U.S. Holder of an Overall Exchange 11.25% PGN Claim is generally expected to be treated as receiving its distribution under the Plan in a taxable exchange under section 1001 of the Tax Code. Accordingly, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim would recognize gain or loss equal to the difference between (a) the sum of the Cash and the fair market value (or issue price, in the case of debt instruments) of the consideration received and (b) such U.S. Holder’s adjusted basis in such Claim.

Such U.S. Holder should obtain a tax basis in the non-Cash consideration received, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), equal to the fair market value of the non-Cash consideration as of the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period of such non-Cash consideration should begin on the day following the receipt of such property.

See discussion below regarding the extent to which any consideration should be treated as attributable to accrued interest (or OID).

5.	Consequences to Holders of Class 6 Claims

Pursuant to the Plan, each Holder of an Allowed iHC 2021 / Legacy Notes Claim69 shall receive its Pro Rata share of (a) Special Warrants, New iHeart Common Stock or a combination of Special Warrants and New iHeart Common Stock, as determined in accordance with the Equity Allocation Mechanism and (b) New Debt.70

The discussion immediately below assumes that the FCC Trust is not utilized. The U.S. federal income tax consequences of a Holder’s receipt of beneficial interests in the FCC Trust are discussed separately in “FCC Trust” below.

If an iHC 2021 / Legacy Notes Claim and the New Debt each constitutes a “security” of iHC, then the exchange of such Claim is generally expected to be treated as a recapitalization under the Tax Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim should recognize gain (but not loss), to the extent of the lesser of (a) the amount of gain realized from the exchange (generally equal to the fair market value of all of the consideration, including Cash, received minus the Holder’s adjusted basis, if any, in the Claim) or (b) the Cash and the fair market value (or the issue price of debt instruments) of “other property” received that is not permitted to be received under sections 354 and 356 of the Tax Code without the recognition of gain.

With respect to consideration that is treated as a “stock or security” of iHC, U.S. Holders should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to (a) the tax basis of the Claim surrendered, less (b) the Cash received, plus (c) gain recognized (if any). The holding period for such property should include the holding period for the surrendered Claims.

With respect to all other consideration received, U.S. Holders should obtain a tax basis in such property, other than any amounts treated as received in satisfaction of accrued but untaxed interest (or OID), equal to the property’s fair market value as of the date such property is distributed to such U.S. Holder. The holding period for any such property should begin on the day following the receipt of such property.

The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period for the non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should not include the holding period of the debt instrument constituting the surrendered Claim, and should begin on the day following the receipt of such property.

[69]

Under the Plan, all distributions on account of 2021 Notes Claims in Class 7E, which recoveries otherwise would have been treated as recoveries received from iHC, shall be distributed to Holders of Allowed Term Loan/PGN Deficiency Claims that are not Intercompany Notes Claims pursuant to the 2021 Notes Indenture. Although not free from doubt, the Debtors believe that, for U.S. federal income tax purposes, Holders of Allowed iHC 2021/Legacy Notes Claims should not be treated as ever receiving amounts that are subject to this turnover requirement.

[70]	In lieu of the Special Warrants and/or New iHeart Common Stock, in the event the FCC Trust is utilized, Holders of Allowed Claims will receive beneficial interests in the FCC Trust.

If either a iHC 2021 / Legacy Notes Claim or the New Debt received in exchange therefor does not constitute a “security” of iHC, then a U.S. Holder of an iHC 2021 / Legacy Notes Claim is generally expected to be treated as receiving its distribution under the Plan in a taxable exchange under section 1001 of the Tax Code. Accordingly, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim would recognize gain or loss equal to the difference between (a) the sum of the Cash and the fair market value (or issue price, in the case of debt instruments) of the consideration received and (b) such U.S. Holder’s adjusted basis in such Claim.

Such U.S. Holder should obtain a tax basis in the consideration received, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), equal to the fair market value of the consideration as of the receipt of such property.

The tax basis of any consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period of the consideration should begin on the day following the receipt of such property.

See discussion below regarding the extent to which any consideration should be treated as attributable to accrued interest (or OID).

6.	Consequences to Certain Holders of Class 7D Claims

Pursuant to the Plan, each Holder of an Allowed iHC Unsecured Claim71 shall receive its Pro Rata share of Cash.

A U.S. Holder of an Allowed iHC Unsecured Claim is generally expected to be treated as receiving its distribution under the Plan in a taxable exchange under section 1001 of the Tax Code. Accordingly, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such Claim would recognize gain or loss equal to the difference between (a) the amount of the Cash received and (b) such U.S. Holder’s adjusted basis in such Claim.

See discussion below regarding the extent to which any consideration should be treated as attributable to accrued interest (or OID).

[71]

The U.S. federal income tax consequences discussed in this section do not apply to Holders of iHC Unsecured Claims that are Term Loan / PGN Deficiency Claims against iHC. Such Holders have agreed to waive their recoveries with respect of their Class 7D Claims.

7.	Consequences to Certain Holders of Class 7E Claims

Pursuant to the Plan, each Holder of an Allowed Guarantor Unsecured Claim (Other than an Exchange 11.25% PGN Claim) Against Guarantor Debtors Other Than CCH and the TTWN Debtors72 shall receive its Pro Rata share of (a) Special Warrants, New iHeart Common Stock or a combination of Special Warrants and New iHeart Common Stock, as determined in accordance with the Equity Allocation Mechanism and (b) New Debt.73 The discussion in this section does not apply to Holders of Guarantor Unsecured Claims (Other than an Exchange 11.25% PGN Claim) Against Guarantor Debtors Other Than CCH and the TTWN Debtors that are Term Loan / PGN Deficiency Claims against Guarantor Debtors other than CCH and the TTWN Debtors, the treatment of which is discussed in other sections.

A U.S. Holder of a Guarantor Unsecured Claim (Other than an Exchange 11.25% PGN Claim) Against Guarantor Debtors Other than CCH and the TTWN Debtors (other than such Holders addressed in other sections, as discussed in footnote 63) is generally expected to be treated as receiving its distribution under the Plan in a taxable exchange under section 1001 of the Tax Code. Accordingly, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim would recognize gain or loss equal to the difference between (a) the sum of the Cash and the fair market value (or issue price, in the case of debt instruments) of the consideration received and (b) such U.S. Holder’s adjusted basis in such Claim.

Such U.S. Holder should obtain a tax basis in the consideration received, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), equal to the fair market value of the consideration as of the receipt of such property.

The tax basis of any consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period of the consideration should begin on the day following the receipt of such property.

See discussion below regarding the extent to which any consideration should be treated as attributable to accrued interest (or OID).

8.	Consequences to Certain Holders of Class 7F Claims

Pursuant to the Plan, each Holder of an Allowed Guarantor Unsecured Claim Against CCH shall receive its Pro Rata share of CCOH Interests.74 The discussion in this section does not apply to Holders of Guarantor Unsecured Claims Against CCH and the TTWN Debtors that are Term Loan / PGN Deficiency Claims against iHC, the treatment of which is discussed in other sections.

[72]

The U.S. federal income tax consequences to Holders of Allowed Guarantor Unsecured Claims Against Guarantor Debtors Other than CCH and the TTWN Debtors that are Term Loan / PGN Deficiency Claims against iHC are not addressed in this section. Certain U.S. federal income tax consequences of the implementation of the Plan to Holders of Allowed Guarantor Unsecured Claims Against Guarantor Debtors Other than CCH and the TTWN Debtors that are Term Loan / PGN Deficiency Claims against iHC are addressed above in Article XIII.C.2 and Article XIII.C.3, as applicable, of this Disclosure Statement, depending on whether the Allowed Guarantor Unsecured Claim Against Guarantor Debtors Other than CCH and the TTWN Debtors is on account of (i) a Term Loan / PGN Deficiency Claim that is a Term Loan Credit Agreement Claim or a 9.0% PGN Due 2019 Claim or (ii) a Term Loan / PGN Deficiency Claim that is a Non-9.0% PGN Due 2019 Claim and that is not a Secured Exchange 11.25% PGN Claim, respectively.

[73]	In lieu of the Special Warrants and/or New iHeart Common Stock, in the event the FCC Trust is utilized, Holders of Allowed Claims will receive beneficial interests in the FCC Trust.
[74]

The U.S. federal income tax consequences to Holders of Allowed Guarantor Unsecured Claims Against CCH and the TTWN Debtors that are Term Loan / PGN Deficiency Claims against iHC are not addressed in this section. Certain U.S. federal income tax consequences of the implementation of the Plan to Holders of Allowed Guarantor Unsecured Claims Against Guarantor Debtors Other than CCH and the TTWN Debtors that are Term Loan / PGN Deficiency Claims against iHC are addressed above in Article XIII.C.2, Article XIII.C.3, and Article XIII.C.4, as applicable, of this Disclosure Statement, depending on whether the Allowed Guarantor Unsecured Claim Against Guarantor Debtors Other than CCH and the TTWN Debtors is on account of (i) a Term Loan / PGN Deficiency Claim that is a Term Loan Credit Agreement Claim or a 9.0% PGN Due 2019 Claim, (ii) a Term Loan / PGN Deficiency Claim that is a Non-9.0% PGN Due 2019 Claim, or (iii) a Term Loan / PGN Deficiency Claim that is a Secured Exchange 11.25% PGN Claim, respectively.

A U.S. Holder of a Guarantor Unsecured Claim Against CCH (other than such Holders addressed in other sections, as discussed in footnote 65) is generally expected to be treated as receiving its distribution under the Plan in a taxable exchange under section 1001 of the Tax Code.75 Accordingly, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such a Claim would recognize gain or loss equal to the difference between (a) the sum of the Cash and the fair market value (or issue price, in the case of debt instruments) of the consideration received and (b) such U.S. Holder’s adjusted basis in such Claim.

Such U.S. Holder should obtain a tax basis in the consideration received, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), equal to the fair market value of the consideration as of the receipt of such property.

The tax basis of any consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period of the consideration should begin on the day following the receipt of such property.

See discussion below regarding the extent to which any consideration should be treated as attributable to accrued interest (or OID).

9.	Consequences to Holders of Class 7G Claims

Pursuant to the Plan, each Holder of an Allowed Convenience Claim shall receive its Pro Rata share of Cash.

A U.S. Holder of an Allowed Convenience Claim is generally expected to be treated as receiving its distribution under the Plan in a taxable exchange under section 1001 of the Tax Code. Accordingly, other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID), a U.S. Holder of such Claim would recognize gain or loss equal to the difference between (a) the amount of the Cash received and (b) such U.S. Holder’s adjusted basis in such Claim.

See discussion below regarding the extent to which any consideration should be treated as attributable to accrued interest (or OID).

10.	Consequences to Holders of Class 9 Interests

Pursuant to the Plan, each Holder of an Allowed iHeart Interest shall receive its Pro Rata share of Special Warrants, New iHeart Common Stock or a combination of Special Warrants and New iHeart Common Stock, as determined in accordance with the Equity Allocation Mechanism.76

The discussion immediately below assumes that the FCC Trust is not utilized. The U.S. federal income tax consequences of a Holder’s receipt of beneficial interests in the FCC Trust are discussed separately in “FCC Trust” below.

[75]	Taxable exchange treatment under section 1001 of the Tax Code is expected because the Debtors anticipate that any such Claims would not constitute “securities.”
[76]	In lieu of the Special Warrants and/or New iHeart Common Stock, in the event the FCC Trust is utilized, Holders of Allowed Interests will receive beneficial interests in the FCC Trust.

A U.S. Holder of an Allowed iHeart Interest is generally expected to be treated as receiving its distribution under the Plan in a recapitalization under the Tax Code. A U.S. Holder of such an Interest should not recognize any gain or loss.77

A U.S. Holder should obtain a tax basis in the Special Warrants or New iHeart Common Stock, as applicable, equal to the tax basis of the surrendered Interest. The holding period for the Special Warrants or New iHeart Common Stock, as applicable, should include the holding period for the surrendered Interest.

11.	FCC Trust

In the event the FCC Trust is utilized, the Debtors anticipate that rather than immediately receiving New iHeart Common Stock or Special Warrants, as applicable, Holders of applicable Claims and Interests would initially receive beneficial interests in the FCC Trust which would, in turn, hold New iHeart Common Stock and Special Warrants. For all federal income tax purposes, the Debtors intend that, other than with respect to any assets of the FCC Trust that are subject to potential disputed claims of ownership or uncertain distributions, (a) the FCC Trust be classified as a “liquidating trust” under section 301.7701-4(d) of the Treasury Regulations and qualify as a “grantor trust” under section 671 of the Tax Code and (b) any beneficiaries of the FCC Trust will be treated as grantors and deemed owners thereof. Accordingly, for all United States federal income tax purposes, it is intended that any beneficiaries of the FCC Trust be treated as if they had received a distribution of an undivided interest in the assets of the FCC Trust (i.e., the New iHeart Common Stock and/or Special Warrants) and then contributed such undivided interest to the FCC Trust. In the event the FCC Trust is implemented, the trustees of the FCC Trust (the “FCC Trustees”) shall, in an expeditious but orderly manner, make timely distributions to beneficiaries of the FCC Trust pursuant to the Plan and the FCC Trust Agreement and not unduly prolong its duration. The FCC Trust shall not be deemed a successor in interest of the Debtors for any purpose other than as specifically set forth herein or in the FCC Trust Agreement.

Other than with respect to any assets of the FCC Trust that are subject to potential disputed claims of ownership or uncertain distributions, the treatment of the deemed transfer of assets to applicable Claims and Interests prior to the contribution of such assets to the FCC Trust should generally be consistent with the treatment described above with respect to the receipt of the applicable assets directly.

Other than with respect to any assets of the FCC Trust that are subject to potential disputed claims of ownership or uncertain distributions, no entity-level tax should be imposed on the FCC Trust with respect to earnings generated by the assets held by them. Each beneficiary must report on its federal income tax return its allocable share of income, gain, loss, deduction and credit, if any, recognized or incurred by the FCC Trust, even if no distributions are made. Allocations of taxable income with respect to the FCC Trust shall be determined by reference to the manner in which an amount of Cash equal to such taxable income would be distributed (without regard to any restriction on distributions described herein) if, immediately before such deemed distribution, the FCC Trust had distributed all of its other assets (valued for this purpose at their tax book value) to the beneficiaries, taking into account all prior and concurrent distributions from the FCC Trust. Similarly, taxable losses of the FCC Trust will be allocated by reference to the manner in which an economic loss would be borne immediately after a liquidating distribution of the remaining assets. The tax book value of the assets for this purpose shall equal their respective fair market values on the Effective Date or, if later, the date such assets were acquired, adjusted in either case in accordance with the tax accounting principles prescribed by the applicable provisions of the Tax Code, Treasury Regulations and other applicable administrative and judicial authorities and pronouncements.

[77]

Alternatively, for U.S. federal income tax purposes, a Holder of an Allowed iHeart Interest may be treated as simply continuing to hold their existing Interest, subject to dilution by the Special Warrants and New iHeart Common Stock being issued pursuant to the Plan. In such case, there should be no U.S. federal income tax consequences to the Holder of such Interest.

The character of items of income, gain, loss, deduction and credit to any Holder of a beneficial interest in the FCC Trust, and the ability of such Holder to benefit from any deductions or losses, may depend on the particular circumstances or status of the Holder. Taxable income or loss allocated to a beneficiary should be treated as income or loss with respect to the interest of such beneficiary in the FCC Trust and not as income or loss with respect to such beneficiary’s applicable Claim or Interest. In the event any tax is imposed on the FCC Trust, the FCC Trustees shall be responsible for payment, solely out of the assets of the FCC Trust of any taxes imposed on the FCC Trust.

The FCC Trustees shall be liable to prepare and provide to, or file with, the appropriate taxing authorities and other required parties such notices, tax returns and other filings, including all federal, state and local tax returns as may be required under the Bankruptcy Code, the Plan or by other applicable law, including, if required under applicable law, notices required to report interest or dividend income. The FCC Trustees will file tax returns pursuant to section 1.671-4(a) of the Treasury Regulations on the basis that the FCC Trust is a “liquidating trust” within the meaning of section 301.7701-4(d) of the Treasury Regulations and related Treasury Regulations. As soon as reasonably practicable after the close of each calendar year, the FCC Trustees will send each affected beneficiary a statement setting forth such beneficiary’s respective share of income, gain, deduction, loss and credit for the year, and will instruct the Holder to report all such items on its tax return for such year and to pay any tax due with respect thereto.

With respect to any of the assets of the FCC Trust that are subject to potential disputed claims of ownership or uncertain distributions, the Debtors intend that such assets will be subject to disputed ownership fund treatment under Section 1.468B-9 of the Treasury Regulations, that any appropriate elections with respect thereto shall be made, and that such treatment will also be applied to the extent possible for state and local tax purposes. Under such treatment, a separate federal income tax return shall be filed with the IRS for any such account. Any taxes (including with respect to interest, if any, earned in the account) imposed on such account shall be paid out of the assets of the respective account (and reductions shall be made to amounts disbursed from the account to account for the need to pay such taxes). To the extent property is not distributed to U.S. Holders of applicable Claims or Interests on the Effective Date but, instead, is transferred to any such account, although not free from doubt, U.S. Holders should not recognize any gain or loss on the date that the property is so transferred. Instead, gain or loss should be recognized when and to the extent property is actually distributed to such U.S. Holders.

To the extent that a U.S. Holder receives distributions with respect to a Claim or Interest subsequent to the Effective Date, such U.S. Holder may recognize additional gain (if such U.S. Holder is in a gain position), and a portion of such distribution may be treated as imputed interest income. In addition, it is possible that the recognition of any loss realized by a U.S. Holder may be deferred until all payments have been made out of any such account. U.S. Holders are urged to consult their tax advisors regarding the possible application (and the ability to elect out) of the “installment method” of reporting any gain that may be recognized by such U.S. Holders in respect of their Claims or Interests due to the receipt of property in a taxable year subsequent to the taxable year in which the Effective Date occurs. The discussion herein assumes that the installment method does not apply.

12.	Disputed Claims Reserve

On the Effective Date, the Debtors shall establish one or more reserves of New Debt for any Disputed Claim or Disputed Interest existing as of the Effective Date, which reserve(s) shall be administered by the Reorganized Debtors or the Disbursing Agent, as applicable. After the Effective Date, the Reorganized Debtors or the Disbursing Agent shall hold such New Debt in such reserve(s) in trust for the benefit of the Holders of Claims and Interests ultimately determined to be Allowed after the Effective Date. The Reorganized Debtors or the Disbursing Agent shall distribute such amounts (net of any expenses, including any taxes relating thereto), as provided in the Plan, as such Claims and Interests are resolved by a Final Order or agreed to by settlement, and such amounts will be distributable on account of such Claims and Interests as such amounts would have been distributable had such Claims and Interests been Allowed Claims and Allowed Interests as of the Effective Date under Article III of the Plan solely to the extent of the amounts available in the applicable reserve(s).

The Debtors, the Reorganized Debtors, and CCH will distribute to Holders of Allowed Claims and Interests any New iHeart Common Stock, Special Warrants, beneficial interests in the FCC Trust (if the FCC Trust is utilized as described in the Plan), or CCOH Interests (as applicable) when such Disputed Claims or Disputed Interests are Allowed pursuant to Article VII of the Plan.

The Debtors intend to (i) treat the Disputed Claims Reserve as a “disputed ownership fund” governed by Treasury Regulations section 1.468B-9 (and make any appropriate elections) and (ii) to the extent permitted by applicable law, report consistently with the foregoing for state and local income tax purposes. In general, property that is subject to disputed ownership fund treatment is subject to taxation within the fund (either at C-corporation or trust rates, depending on the nature of the assets held by the fund). Unlike a grantor trust, items of taxable income, gain, loss, and deduction do not flow up from such fund to the parties that may be entitled to assert a claim against such fund. Under disputed ownership fund treatment, a separate federal income tax return shall be filed with the IRS for the Disputed Claims Reserve with respect to any income attributable to the account, and any taxes imposed on the Disputed Claims Reserve or its assets shall be paid out of the assets of the Disputed Claims Reserve.

Although not free from doubt, U.S. Holders should not recognize any gain or loss on the date that the assets of the Disputed Claims Reserve are transferred by the Debtors to the Disputed Claims Reserve, but should recognize gain or loss in an amount equal to: (i) the amount of Cash and fair value of property actually distributed to such U.S. Holder from the Disputed Claims Reserve, less (ii) the U.S. Holder’s adjusted tax basis of its Claim or Interest when and to the extent Cash or other property is actually distributed to such U.S. Holder. The character of such gain or loss as capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the U.S. Holder, the nature of the Claim or Interest in such U.S. Holder’s hands, whether the Claim was purchased at a discount, and whether and to what extent the U.S. Holder previously has claimed a bad debt deduction with respect to its Claim.

To the extent that a U.S. Holder of a Disputed Claim or Disputed Interest receives distributions of Cash or other property with respect to such Claim or Interest subsequent to the Effective Date, such Holder may recognize additional gain (if such Holder is in a gain position) and a portion of such Cash or other property may be treated as imputed interest income. In addition, it is possible that the recognition of any loss realized by a U.S. Holder may be deferred until all payments have been made out of the Disputed Claims Reserve to all Holders of Disputed Claims or Disputed Interests. U.S. Holders are urged to consult their tax advisors regarding the possible application (and the ability to elect out) of the “installment method” of reporting any gain that may be recognized by such Holders in respect of their Claims or Interests due to the receipt of Cash or other property in a taxable year subsequent to the taxable year in which the Effective Date occurs. The discussion herein assumes that the installment method does not apply.

The timing of the inclusion of income may be subject to alteration for accrual method U.S. Holders that prepare “applicable financial statements” (as defined in Section 451 of the Tax Code), which may require the inclusion of income no later than the time such amounts are reflected on such financial statement.

13.	Accrued Interest and OID

A portion of the consideration received by Holders of Allowed Claims may be attributable to accrued interest or OID on such Claims. Such amounts should be taxable to that U.S. Holder as interest income if such accrued interest or OID has not been previously included in the Holder’s gross income for U.S. federal income tax purposes. Conversely, U.S. Holders of Claims may be able to recognize a deductible loss to the extent any accrued interest or OID on the Claims was previously included in the U.S. Holder’s gross income but was not paid in full by the Debtors.

If the fair value of the consideration is not sufficient to fully satisfy all principal and interest or OID on Allowed Claims, the extent to which such consideration will be attributable to accrued interest or OID is unclear. Under the Plan, the aggregate consideration to be distributed to Holders of Allowed Claims in each Class will be allocated first to the principal amount of Allowed Claims, with any excess allocated to unpaid interest or OID that accrued on such Claims, if any. Certain legislative history indicates that an allocation of consideration as between principal and interest provided in a chapter 11 plan is binding for U.S. federal income tax purposes, while certain Treasury Regulations generally treat payments as allocated first to any accrued but unpaid interest or OID and then as a payment of principal. The IRS could take the position that the consideration received by the U.S. Holder should be allocated in some way other than as provided in the Plan.

14.	Market Discount

Under the “market discount” provisions of sections 1276 through 1278 of the Tax Code, some or all of any gain realized by a U.S. Holder of a Claim who exchanges the Claim for an amount may be treated as ordinary income (instead of capital gain), to the extent of the amount of “market discount” on the debt instruments constituting the exchanged Claim. In general, a debt instrument is considered to have been acquired with “market discount” if it is acquired other than on original issue and if its U.S. Holder’s adjusted tax basis in the debt instrument is less than (a) the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest” or (b) in the case of a debt instrument issued with OID, its adjusted issue price, in each case, by at least a de minimis amount (equal to 0.25 percent of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

Any gain recognized by a U.S. Holder on the taxable disposition of Allowed Claims (determined as described above) that were acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while the Allowed Claims were considered to be held by the U.S. Holder (unless the U.S. Holder elected to include market discount in income as it accrued). To the extent that any Allowed Claims that had been acquired with market discount are exchanged in a tax-free or other reorganization transaction for other property (as may occur here), any market discount that accrued thereon but was not recognized by the U.S. Holder may be required to be carried over to the property received therefor and any gain recognized on the subsequent sale, exchange, redemption, or other disposition of such property may be treated as ordinary income to the extent of the accrued but unrecognized market discount with respect to the exchanged debt instrument.

15.	Issue Price

The determination of “issue price” for purposes of the analysis herein will depend, in part, on whether the debt instruments and other property issued to a Holder or the property surrendered under the Plan are traded on an “established securities market” at any time during the 60-day period ending 30 days after the Effective Date. In general, a debt instrument (or the stock or securities exchanged therefor) will be treated as traded on an established market if (a) it is listed on (i) a qualifying national securities exchange,

(ii) certain qualifying interdealer quotation systems, or (iii) certain qualifying non-U.S. securities exchanges; (b) it appears on a system of general circulation that provides a reasonable basis to determine fair market value; or (c) in certain situations the price quotations are readily available from dealers, brokers or traders. The issue price of a debt instrument that is traded on an established market (or that is issued for stock or securities so traded) would be the fair market value of such debt instrument (or such stock or securities so traded) on the issue date as determined by such trading. The issue price of a debt instrument that is neither so traded nor issued for stock or securities so traded would be its stated principal amount (provided that the interest rate on the debt instrument exceeds the applicable federal rate published by the IRS).

Where, as here, creditors receiving debt instruments are also receiving other property in exchange for their Claims (i.e., New iHeart Common Stock and/or Special Warrants, CCOH Interests and, potentially, Cash), the “investment unit” rules also apply to the determination of the issue price for any debt instrument received in exchange for their Claims. In general, if all of the components (other than Cash) of the “investment unit” are publicly traded (as described above), then the issue price of the investment unit, as a whole, is determined by summing the market value of each of the components of the “investment unit,” and then allocating the issue price of the investment unit to each of the investment unit’s components on the basis of the investment unit’s fair market value. In the event that some, but not all, of the property composing the “investment unit” is publicly traded, then the application of the investment unit rules is somewhat unclear. If the Claims being exchanged for the investment unit are publicly traded prior to the exchange, the trading value of such Claims may set the issue price for the investment unit, with such issue price being allocated among the components of the investment unit. Alternatively, some practitioners take the view that under such circumstances, if the new debt instrument is publicly traded, the trading price of the new debt instrument controls the issue price of the new debt instrument, without regard to the potential application of the investment unit rules.

In general, Holders of Claims must follow the Debtors’ determination of issue price under the investment unit rules, unless such Holder specifically discloses its disagreement with such determination in connection with the Holder’s filing of its tax return. The Debtors will publish their determination of the issue price in accordance with applicable Treasury Regulations.

D.	Ownership and Disposition of CCOH Interests

1.	Taxation of CCOH Distributions

If CCOH makes distributions with respect to the CCOH Interests received pursuant to the Plan, the distributions will generally be includable as ordinary dividend income on the day on which the dividends are actually or constructively received by a U.S. Holder to the extent paid out of current earnings and profits or earnings and profits accumulated as of the end of the prior year of CCOH. A distribution in excess of such current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent, and in reduction, of the U.S. Holder’s adjusted tax basis in the CCOH Interests, and as a capital gain to the extent it exceeds the U.S. Holder’s adjusted tax basis in such stock. Non-corporate U.S. Holders may be eligible for reduced rates of taxation on dividends. Dividends paid to corporate U.S. Holders will generally be eligible for the dividends-received deduction, subject to applicable restrictions.

2.	Taxation of Sale, Exchange or other Taxable Disposition of CCOH Interests

A U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes, upon the sale, exchange or other taxable disposition of CCOH Interests equal to the difference, if any, between (i) the amount realized from such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in the CCOH Interests. Subject to the treatment of any accrued market discount on the surrendered

Claim that, as discussed above, carried over to the CCOH Interests, such gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the CCOH Interests exceeds one year. Under current U.S. federal income tax law, certain non-corporate U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income tax on long-term capital gains. The deductibility of capital losses is subject to limitations.

E.	Ownership and Disposition of New iHeart Common Stock

1.	Taxation of iHM Distributions

If iHM makes distributions with respect to the New iHeart Common Stock, the distributions will generally be includable as ordinary dividend income on the day on which the dividends are actually or constructively received by a U.S. Holder to the extent paid out of iHM’s current earnings and profits or earnings and profits accumulated as of the end of the prior year. A distribution in excess of such current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent, and in reduction, of the U.S. Holder’s adjusted tax basis in the New iHeart Common Stock and as a capital gain to the extent it exceeds the U.S. Holder’s adjusted tax basis. Non-corporate U.S. Holders may be eligible for reduced rates of taxation on dividends. Dividends paid to corporate U.S. Holders will generally be eligible for the dividends-received deduction, subject to applicable restrictions.

2.	Taxation of Sale, Exchange or other Taxable Disposition of New iHeart Common Stock

A U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes, upon the sale, exchange or other taxable disposition of the New iHeart Common Stock equal to the difference, if any, between (i) the amount realized from such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in the New iHeart Common Stock. Subject to the treatment of any accrued market discount on the surrendered Claim that carried over to the New iHeart Common Stock, such gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the New iHeart Common Stock exceeds one year. Under current U.S. federal income tax law, certain non-corporate U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income tax on long-term capital gains. The deductibility of capital losses is subject to limitations.

F.	Ownership and Disposition of Special Warrants

1.	Tax Treatment of Special Warrants

Relying on a United States Supreme Court decision in Commissioner v. Court Holding Company, 324 U.S. 331 (1945), which held that the substance of a transaction and not its form will determine the federal income tax consequences of the transaction, the IRS held in Revenue Ruling 82-150 that, in certain situations, rights to acquire stock should be treated as stock if the holder of the right has assumed the risks of an investor in equity. Based on this revenue ruling and related precedent, iHC and iHM intend to take the position, and the discussion herein assumes, that the Special Warrants should be treated as stock of iHM solely93 for federal income tax purposes. However, there can be no assurance that the IRS will not assert, and that a court will not determine, that the Special Warrants should instead be treated as warrants (in which case, the timing and character of income inclusions could be different than described herein). Each U.S. Holder should consult its own tax advisor regarding the proper characterization of the Special Warrants for U.S. federal income tax purposes and the consequences to it of such treatment given its particular circumstances.

2.	Exercise of Special Warrants

A U.S. Holder should not recognize any gain or loss upon the exercise of the Special Warrants for shares of New iHeart Common Stock. Such Holder’s tax basis in any New iHeart Common Stock received upon exercise of Special Warrants should equal its tax basis in the Special Warrants exercised, increased by the exercise price paid in connection with such exercise. A Holder’s holding period in the New iHeart Common Stock should include its holding period in the Special Warrants.

3.	Taxation of iHM Distributions

If iHM makes distributions with respect to the Special Warrants received pursuant to the Plan (or the New iHeart Common Stock received upon exercise), the distributions will generally be includable as ordinary dividend income on the day on which the dividends are actually or constructively received by a U.S. Holder to the extent paid out of iHM’s current earnings and profits or earnings and profits accumulated as of the end of the prior year.79 A distribution in excess of such current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent, and in reduction, of the U.S. Holder’s adjusted tax basis in the Special Warrants (or New iHeart Common Stock received upon exercise) and as a capital gain to the extent it exceeds the U.S. Holder’s adjusted tax basis. Non-corporate U.S. Holders may be eligible for reduced rates of taxation on dividends. Dividends paid to corporate U.S. Holders will generally be eligible for the dividends-received deduction, subject to applicable restrictions.

4.	Taxation of Sale, Exchange or other Taxable Disposition of Special Warrants or New iHeart Common Stock Received upon Exercise

A U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes, upon the sale, exchange or other taxable disposition of the Special Warrants (or any New iHeart Common Stock received upon exercise) equal to the difference, if any, between (i) the amount realized from such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in the Special Warrants (or any New iHeart Common Stock received upon exercise). Subject to the treatment of any accrued market discount on the surrendered Claim that carried over to the Special Warrants (or any New iHeart Common Stock received upon exercise), such gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the Special Warrants (or New iHeart Common Stock) exceeds one year. Under current U.S. federal income tax law, certain non-corporate U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income tax on long-term capital gains. The deductibility of capital losses is subject to limitations.

G.	Ownership and Disposition of the New Debt

1.	Cash Interest

Cash Interest on the New Debt will be includable by a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

2.	Original Issue Discount

A debt instrument that has an “issue price” that is less than its “stated redemption price at maturity” will be considered to have been issued with OID equal to the amount of such difference unless the debt instrument satisfies a de minimis threshold (as described below). As described in more detail below, a U.S. Holder is generally required to include OID in gross income as it accrues, in advance of the receipt of Cash attributable to that income.

[79]	Distributions will be made with respect to the Special Warrants only to the extent consistent with FCC rules and policies.

If the New Debt is issued with OID, a U.S. Holder would be required to include the OID in gross income as it accrues. However, if the difference between the New Debt’s redemption price at maturity and its issue price is less than a de minimis amount (i.e., 1/4 of 1 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity), the New Debt would not be considered to have been issued with OID. Under the rules governing OID, regardless of a U.S. Holder’s method of accounting, a U.S. Holder will be required to accrue its Pro Rata share of OID on the New Debt on a constant yield basis and include such accruals in gross income, whether or not such U.S. Holder receives a Cash payment of interest on the New Debt on the scheduled interest payment dates.

In general, a U.S. Holder may make an election to treat as OID all interest that accrues on any New Debt (including qualified stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium), and thus include such interest in gross income in accordance with the constant yield method described above. The election is to be made for the taxable year in which a U.S. Holder acquires New Debt, and may not be revoked without the consent of the IRS.

U.S. federal income tax laws enacted in December 2017 added section 451 of the Tax Code. Under this new provision, accrual method U.S. Holders that prepare an “applicable financial statement” (as defined in section 451 of the Tax Code) generally would be required to include certain items of income such as OID no later than the time such amounts are reflected on such a financial statement. The application of this rule to income of a debt instrument with OID is effective for taxable years beginning after December 31, 2018. This rule could result in an acceleration of income recognition for income items differing from the above description. Holders should consult their tax advisors with regard to interest, OID, market discount and premium matters concerning the New Debt.

3.	Acquisition Premium or Amortizable Bond Premium or New Debt

If, pursuant to the rules described above, a U.S. Holder’s initial tax basis in the New Debt is greater than the issue price of such debt but less than the stated principal amount of such debt, such New Debt will have an “acquisition premium.” Under the acquisition premium rules, the amount of OID that must be included in gross income with respect to the applicable New Debt for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year. Alternatively, if a U.S. Holder’s initial tax basis in New Debt exceeds its stated principal amount, the U.S. Holder will be considered to have acquired the New Debt with “amortizable bond premium” and will not be required to include any OID in income. A U.S. Holder may generally elect to amortize the premium over the remaining term of the New Debt on a constant yield method as an offset to stated interest when includible in income under such Holder’s regular accounting method. If a U.S. Holder elects to amortize bond premium, such Holder must reduce its tax basis in the New Debt by the amount of the premium used to offset stated interest. If a U.S. Holder does not elect to amortize the premium, that premium will decrease the gain or increase the loss otherwise recognized on disposition of the New Debt.

4.	Market Discount

If a U.S. Holder acquired New Debt with a market discount (as discussed above) in an exchange that was not a taxable exchange under section 1001 of the Code (as discussed above), a portion of any accrued market discount inherent in debt exchanged therefor that was not included in income for U.S. federal income tax purposes prior to or as a result of the exchange will carry over to the New Debt that are treated as a security of iHC received in the exchange whether or not such Holder’s New Debt is deemed to have been acquired with market discount. In addition, the New Debt may be treated as having been acquired with market discount to the extent the adjusted issue price of the New Debt (as discussed above) exceeds the Holder’s initial tax basis in the New Debt by more than a statutory de minimis amount.

Generally, upon any disposition (other than certain non-recognition transactions) of New Debt treated as acquired with market discount, a U.S. Holder will be required to recognize any accrued market discount carried over from debt exchanged for the New Debt, plus any market discount that has accrued on the New Debt, as ordinary income up to the amount of any gain realized on the disposition (to the extent such accrued market discount has not been previously included in income). If the New Debt is not treated as acquired at a market discount but accrued market discount in respect of the debt exchanged therefor has carried over to the New Debt, upon any disposition (other than certain non-recognition transactions) of the New Debt, any gain recognized will be treated as ordinary income to the extent of such accrued market discount.

Section 451 of the Tax Code (as discussed above in “Original Issue Discount”) generally would require accrual method U.S. Holders that prepare an “applicable financial statement” to include certain items of income such as market discount no later than the time such amounts are reflected on such a financial statement. The application of this rule to income of a debt instrument with market discount is effective for taxable years beginning after December 31, 2018. This rule could result in an acceleration of income recognition for income items differing from the above description. Holders should consult their tax advisors with regard to interest, OID, market discount and premium matters concerning the New Debt.

5.	Sale, Taxable Exchange or Other Taxable Disposition of the New Debt

Upon the disposition of New Debt by sale, exchange, retirement, redemption or other taxable disposition, a U.S. Holder will generally recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than any amounts attributable to accrued but unpaid interest (or OID), which will be taxed as ordinary interest income to the extent not previously so taxed) and (ii) the U.S. Holder’s adjusted tax basis in the New Debt. A U.S. Holder’s adjusted tax basis generally will be equal to the Holder’s initial tax basis in the New Debt, increased by any accrued OID and market discount previously included in such Holder’s gross income. Except to the extent of any accrued market discount on the New Debt (or carried over from the debt exchanged therefor), with respect to which any gain will be treated as ordinary income, a U.S. Holder’s gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in such New Debt exceeds one year at the time of such disposition. Otherwise, such gain or loss will be short-term capital gain or loss. Under current U.S. federal income tax law, certain non-corporate U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income tax on long-term capital gains. The deductibility of capital losses is subject to limitations.

6.	Backup Withholding and Information Reporting

In general, a U.S. Holder will be subject to backup withholding at the applicable tax rate (currently 24%) with respect to payments of interest (including any OID) on the New Debt and the gross proceeds from dispositions (including a retirement or redemption) of the New Debt, unless the Holder (i) is an entity that is exempt from backup withholding (generally including corporations, tax-exempt organizations and certain qualified nominees) and, when required, provides appropriate documentation to that effect or (ii) provides iHC or the applicable paying agent with its social security or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor, certifies that the TIN provided is correct and that the Holder has not been notified by the IRS that it is subject to backup withholding due to a prior underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide the issuer or its paying agent with its correct TIN may be subject to penalties imposed by the IRS. U.S. backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such Holder’s U.S. federal income tax liability and may entitle such Holder to a refund, provided that the required information is timely furnished to the IRS. The issuer or its paying agent will report to the Holders and the IRS the amount of any “reportable payments” (including accruals of OID) and any amounts withheld with respect to the New Debt as required by the Tax Code and applicable Treasury Regulations.

H.	Limitation on Use of Capital Losses

A U.S. Holder of a Claim or Interest who recognizes capital losses as a result of the distributions under the Plan will be subject to limits on the use of such capital losses. For a non-corporate U.S. Holder, capital losses may be used to offset any capital gains (without regard to holding periods), and also ordinary income to the extent of the lesser of (a) $3,000 ($1,500 for married individuals filing separate returns) or (b) the excess of the capital losses over the capital gains. A non-corporate U.S. Holder may carry over unused capital losses and apply them against future capital gains and a portion of their ordinary income for an unlimited number of years. For corporate U.S. Holders, capital losses may only be used to offset capital gains. A corporate U.S. Holder that has more capital losses than may be used in a tax year may carry back unused capital losses to the three years preceding the capital loss year or may carry over unused capital losses for the five years following the capital loss year.

I.	Medicare Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates, or trusts are required to pay an additional 3.8% tax on, among other things, interest, dividends and gains from the sale or other disposition of capital assets. U.S. Holders that are individuals, estates, or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of consideration received pursuant to the Plan.

J.	Certain U.S. Federal Income Tax Consequences to Certain Non-U.S. Holders of Claims

The following discussion includes only certain U.S. federal income tax consequences of the implementation of the Plan to Non-U.S. Holders. The discussion does not include any non-U.S. tax considerations. The rules governing the U.S. federal income tax consequences to Non-U.S. Holders are complex. Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, and local and the foreign tax consequences of the Plan to such Non-U.S. Holder and the ownership and disposition of non-Cash consideration.    Whether a Non-U.S. Holder realizes gain or loss on the exchange and the amount of such gain or loss is determined in the same manner as set forth above in connection with U.S. Holders.

1.	Gain Recognition

Any gain realized by a Non-U.S. Holder on the exchange of its Claim generally will not be subject to U.S. federal income taxation unless (a) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year in which the restructuring transactions occur and certain other conditions are met or (b) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, to the extent that any gain is taxable, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the exchange. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to any gain realized on the exchange if such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States in the same manner as a U.S. Holder. In order to claim an exemption from withholding tax, such Non-U.S. Holder will be required to provide properly executed original copies of IRS Form W-8ECI (or such successor form as the IRS designates). In addition, if such a Non-U.S. Holder is a corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

2.	Interest Payments; Accrued but Untaxed Interest

Payments to a Non-U.S. Holder that are attributable to either (a) interest on (or OID accruals with respect to) debt received under the Plan, or (b) accrued but untaxed interest (or OID) on their Allowed Claim generally will not be subject to U.S. federal income or withholding tax, provided that the withholding agent has received or receives, prior to payment, appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E) establishing that the Non-U.S. Holder is not a U.S. person, unless:

•

the Non-U.S. Holder actually or constructively owns 10 percent or more of the total combined voting power of iHM (in the case of consideration received in respect of accrued but unpaid interest or OID) or the Reorganized Debtor obligor on the debt received under the Plan (in the case of interest payments with respect thereto);

•	the Non-U.S. Holder is a “controlled foreign corporation” that is a “related person” with respect to iHC (each, within the meaning of the Tax Code);

•	the Non-U.S. Holder is a bank receiving interest described in section 881(c)(3)(A) of the Tax Code; or

•

such interest (or OID) is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (in which case, provided the Non-U.S. Holder provides a properly executed IRS Form W-8ECI (or successor form) to the withholding agent, the Non-U.S. Holder (i) generally will not be subject to withholding tax, but (ii) will be subject to U.S. federal income tax in the same manner as a U.S. Holder (unless an applicable income tax treaty provides otherwise), and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such Non-U.S. Holder’s effectively connected earnings and profits that are attributable to the accrued but untaxed interest (or OID) at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty)).

A Non-U.S. Holder that does not qualify for exemption from withholding tax with respect to interest that is not effectively connected income generally will be subject to withholding of U.S. federal income tax at a 30 percent rate (or at a reduced rate or exemption from tax under an applicable income tax treaty) on (a) interest on debt received under the Plan and (b) payments that are attributable to accrued but untaxed interest (or OID) on such Non-U.S. Holder’s Allowed Claim. For purposes of providing a properly executed IRS Form W-8BEN or W-8BEN-E, special procedures are provided under applicable Treasury Regulations for payments through qualified foreign intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

3.	Sale, Redemption, or Repurchase of Non-Cash Consideration

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any gain realized on the sale or other taxable disposition (including a Cash redemption) of its Pro Rata share of the consideration received under the Plan unless:

•

such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition or who is subject to special rules applicable to former citizens and residents of the United States;

•

such gain is effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States); or

•

in the case of the sale of New iHeart Common Stock or CCOH Interests, Reorganized iHeart or CCOH, respectively, is or has been, during a specified testing period, a USRPHC for U.S. federal income tax purposes, and certain other circumstances exist.

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to earnings and profits effectively connected with a U.S. trade or business that are attributable to such gains at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty).

If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax on any gain recognized on the disposition of all or a portion of its New iHeart Common Stock, Special Warrants or CCOH Interests, as applicable, under FIRPTA, unless (a) the New iHeart Common Stock or CCOH Interests, as applicable, are regularly traded on an established securities market and (b) such Non-U.S. Holder did not own 5% or more of the New iHeart Common Stock or CCOH Interests, as applicable, during any period in which Reorganized iHeart or CCOH, as applicable, were USRPHCs.80 If FIRPTA applies, taxable gain from the disposition of an interest in a USRPHC (generally equal to the difference between the amount realized and such Non-U.S. Holder’s adjusted tax basis in such interest) will constitute effectively connected income. Further, the buyer of the New iHeart Common Stock, Special Warrants, or CCOH Interests will be required to withhold a tax equal to 15 percent of the amount realized on the sale unless the New iHeart Common Stock or CCOH Interests, as applicable, are regularly traded on an established securities market. The amount of any such withholding would be allowed as a credit against the Non-U.S. Holder’s federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the Non-U.S. Holder properly and timely files a tax return with the IRS.

At this time, the Debtors have not determined whether iHM (or Reorganized iHeart, as applicable) or CCOH has been, is, or is likely to become a USRPHC for U.S. federal income tax purposes. In general, a corporation is a USRPHC as to a Non-U.S. Holder if the fair market value of the corporation’s U.S. real property interests (as defined in the Tax Code and applicable Treasury Regulations) equals or exceeds 50 percent of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (applying certain look-through rules to evaluate the assets of subsidiaries) at any time within the shorter of the 5-year period ending on the effective time of the applicable disposition or the period of time the Non-U.S. Holder held such interest.

[80]	Solely for these purposes, although not free from doubt, the Debtors would anticipate taking the position that the New iHeart Common Stock and Special Warrants constitute a single class of equity.

4.	Distributions on New iHeart Common Stock, Special Warrants, or CCOH Interests

Any distributions made with respect to New iHeart Common Stock, Special Warrants, or CCOH Interests will constitute dividends for U.S. federal income tax purposes to the extent of the issuer’s current or accumulated earnings and profits as determined under U.S. federal income tax principles.81

To the extent that a Non-U.S. Holder receives distributions that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed such current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the Non-U.S. Holder’s basis in its shares. Any such distributions in excess of a Non-U.S. Holder’s basis in its shares (determined on a share-by-share basis) generally will be treated as capital gain from a sale or exchange (and the respective excess distributions as proceeds from a sale or exchange), and may be subject to FIRPTA withholding, at a rate of 15 percent of the gross amount of any such distribution, and substantive taxation for applicable persons, as discussed above in connection with the sale or exchange of the New iHeart Common Stock, Special Warrants, or CCOH Interests. FIRPTA withholding will apply to distributions to Non-U.S. Persons that hold (or held, during relevant periods) more than 5 percent of the relevant equity, even if FIRPTA withholding would not apply on a sale or disposition of such equity interest.

Except as described below, dividends paid with respect to New iHeart Common Stock, Special Warrants, or CCOH Interests held by a Non-U.S. Holder that are not effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (or if an income tax treaty applies, are not attributable to a permanent establishment maintained by such non-U.S. Holder in the United States) will be subject to withholding at a rate of 30 percent (or lower treaty rate or exemption from tax, if applicable). A Non-U.S. Holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by providing an IRS Form W-8BEN or W-8BEN-E (or a successor form) upon which the Non-U.S. Holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate or exemption from tax with respect to such payments. Dividends paid with respect to New iHeart Common Stock, Special Warrants, or CCOH Interests that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) generally will be subject to U.S. federal income tax in the same manner as a U.S. Holder, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such Non-U.S. Holder’s effectively connected earnings and profits that are attributable to the dividends at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty).

If Reorganized iHeart or CCOH, as applicable, determine that a distribution is a dividend in part and a return of capital in part, Reorganized iHeart or CCOH, as applicable, may elect to withhold as if the entire amount of such distribution constituted a dividend.

[81]	Distributions will be made with respect to the Special Warrants only to the extent consistent with FCC rules and policies.

5.	FCC Trust

The tax consequences to Non-U.S. Holders of holding beneficial interests in the FCC Trust may be highly complex. Non-U.S. Holders should consult their own tax advisors with respect to such tax consequences.

6.	Information Reporting and Back-up Withholding

The Debtors will withhold all amounts required by law to be withheld from payments of interest and dividends. The Debtors will also comply with all applicable reporting requirements of the Tax Code. In general, information reporting requirements may apply to distributions or payments made to a Holder of a Claim under the Plan, as well as future payments made with respect to consideration received under the Plan. The Debtors do not expect distributions or payments to Holders of Claims under the Plan to be subject to material withholding under the Tax Code.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally, a U.S. federal income tax return).

In addition, from an information reporting perspective, the Treasury Regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of specified thresholds. Holders are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these regulations and require disclosure on the Holders’ tax returns.

7.	FATCA

Under legislation commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions and certain other foreign entities must report certain information with respect to their U.S. account holders and investors or be subject to withholding at a rate of 30 percent on the receipt of “withholdable payments.” For this purpose, “withholdable payments” are generally U.S. source payments of fixed or determinable, annual or periodical income (including dividends, if any, on shares of New Common Stock), and also include gross proceeds from the sale of any property of a type which can produce U.S. source interest or dividends (which would include the New iHeart Common Stock, the CCOH Interests, and the New Debt). FATCA withholding will apply even if the applicable payment would not otherwise be subject to U.S. federal nonresident withholding.

As currently proposed, FATCA withholding rules would apply to payments of gross proceeds from the sale or other disposition of property of a type which can produce U.S. source interest or dividends that occur after December 31, 2018. Each Non-U.S. Holder should consult its own tax advisor regarding the possible impact of these rules on such Non-U.S. Holder.

The U.S. federal income tax consequences of the Plan are complex. The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular Holder in light of such Holder’s circumstances and income tax situation. All Holders of Claims or Interests should consult with their tax advisors as to the particular tax consequences to them of the transactions contemplated by the Plan, including the applicability and effect of any state, local, non-U.S., or non-income tax law, and of any change in applicable U.S. tax law.

ARTICLE XIV.

RECOMMENDATION

In the opinion of the Debtors, the Plan is preferable to all other available alternatives and provides for a larger distribution to the Debtors’ creditors than would otherwise result in any other available scenario. Accordingly, the Debtors recommend that Holders of Claims and Interests entitled to vote on the Plan vote to accept the Plan and support Confirmation of the Plan.

Dated: September 20, 2018	iHeartMedia, Inc. on behalf of itself and all other Debtors

/s/ Scott Hamilton
Scott Hamilton Chief Accounting Officer iHeartMedia, Inc.